Alnylam®

2025

Annual Report

ALYSSA
GENE POSITIVE FOR
HUNTINGTON'S
DISEASE, USA

81%

YEAR-OVER-YEAR PRODUCT REVENUE GROWTH VS 2024

70+

COUNTRIES WITH COMMERCIAL PRESENCE (DIRECT OR THROUGH DISTRIBUTOR)

$3B

COMBINED 2025 NET PRODUCT REVENUE

TO OUR STOCKHOLDERS,

2025 was a transformational year for Alnylam, marked by exceptional progress across the business and the remarkable start to the launch of AMVUTTRA® (vutrisiran) for patients with ATTR cardiomyopathy.

The AMVUTTRA launch has fundamentally changed our trajectory—accelerating our growth, enabling greater investment in our next wave of medicines, and opening a new era of unprecedented opportunity for the company.

AMVUTTRA has the potential to become the new standard of care in the large and growing TTR market. Its increasing use by both newly diagnosed patients and those whose disease is progressing on other therapies underscores its compelling clinical profile and reflects strong engagement from physicians, patients, and payers. Outside the U.S., regulatory approvals in Japan, the EU, and numerous additional markets will enable us to deliver AMVUTTRA to patients across the globe.

The AMVUTTRA launch drove our robust commercial performance in 2025, with combined net product revenue rising to $2.987 billion, 81% greater than in 2024. TTR Franchise revenue doubled from the prior year, with sales of AMVUTTRA and ONPATTRO® (patisiran) generating $2.487 billion—or more than $800 million above our original 2025 guidance. Our Rare Disease business continued its steady growth, with sales of GIVLAARI® (givosiran) and OXLUMO® (lumasiran) increasing 18% year-over-year to $500 million.

Leqvio® (inclisiran), a product discovered by Alnylam, has become one of Novartis' top-selling medicines, while our partner Sanofi received FDA approval in 2025 for Qfitlia® (fitusiran), another Alnylam-discovered medicine, highlighting the power of our RNAi platform and the generational technology we are advancing.

We ended 2025 with a cash and investment balance of approximately $2.9 billion and achieved GAAP profitability for the first time, a pivotal milestone that reflects our strong growth and financial discipline. Sustaining profitability will allow us to fund the investment we plan in our burgeoning pipeline of new medicines that may have the potential to prevent, halt, or reverse disease. In doing so, we are advancing the vision that has guided Alnylam since its founding: realizing RNA interference as a new class of medicines capable of transforming human health.

In 2025, we made significant progress across our pipeline, which includes a number of medicines in development with multi-billion-dollar revenue potential. We initiated 3 Phase 3 studies: the TRITON-PN and TRITON-CM studies of our next-generation TTR silencer nucresiran, and the ZENITH cardiovascular outcomes trial of zilebesiran for hypertension, a study that underscores our growing commitment to cardiovascular disease.

Within neuroscience, we are advancing our programs with urgency and conviction given the enormous unmet medical need in this field. Mivelsiran is designed to prevent amyloid deposition in the brain and is being evaluated in a Phase 2 study in cerebral amyloid angiopathy, with a Phase 2 study in Alzheimer's disease planned to begin in the first half of 2026. We are also advancing ALN-HTT02 in a Phase 1 study for Huntington's disease, with initial results expected this year.

"Sustaining profitability will allow us to fund the investment we plan in our burgeoning pipeline of new medicines that may have the potential to prevent, halt, or reverse disease."

2.5K+
Employees worldwide

2X
TTR Franchise revenue vs 2024

P⁵x25
Goals achieved by end of 2025

3
Phase 3 studies initiated in 2025

25+
Programs in clinical development by end of 2025

Within hematology, we are focused on advancing ALN-6400, which holds exciting potential to address a wide range of bleeding disorders, with a Phase 2 study underway now for a lead indication, hereditary hemorrhagic telangiectasia.

In metabolic diseases, we see a compelling opportunity to address significant gaps in treatment left by GLP-1 medicines. ALN-4324 holds the potential to be a novel insulin sensitizer for people with type 2 diabetes, while ALN-2232 is our first candidate for obesity and weight

“

Within hematology, we are focused on advancing ALN-6400, which holds exciting potential to address a wide range of bleeding disorders...”

management, with the potential to lead to durable and fat-specific weight loss. ALN-2232 also represents another first for Alnylam: delivery of an investigational RNAi therapeutic to adipose tissue.

To bring the remarkable advances we are making in the clinic to the patients who need them, we continue to focus on scaling the company. In 2025, we launched a critical expansion of our flagship Norton manufacturing site, to advance what is poised to become the industry's first fully dedicated, proprietary siRNA enzymatic ligation manufacturing facility, as we implement our new siRELIS™ platform, a novel approach to producing RNAi therapeutics that is expected to meaningfully expand capacity and significantly reduce production costs.

As we build for the future, we remain focused on sustaining a culture that supports and attracts great people. Alnylam was widely recognized again last year as an exceptional place to work, including by *USA Today, Science Magazine, Fast Company*, and the *Boston Globe*. We were also named again to *Newsweek's* list of America's Most Socially Responsible Companies and improved our already-strong ESG ratings, reflecting the deep commitment highlighted in our annual Corporate Responsibility Report.

In 2025, we marked the conclusion of a pivotal chapter in our history, declaring victory on our *Alnylam P⁵x25* goals, which guided our strategy for the past 5 years. We met or exceeded each of these goals, delivering 6 approved medicines to approximately 500,000 patients; returning a 5-year compound annual revenue growth rate of approximately 50%; dramatically expanding our pipeline; and achieving profitability.

Continuing our long heritage of setting and achieving bold 5-year goals, we have launched our *Alnylam 2030* strategy, which reflects our enormous ambition for the company and commits us to achieving market leadership in ATTR amyloidosis, driving long-term growth through sustainable innovation, and delivering exceptional financial results with discipline and agility.

We are building an extraordinary company with the potential to help millions of people. In the transformational year just concluded, we firmly established Alnylam among the top biotechnology companies in the world. Now we intend to continue our ascent, advancing our science, expanding our reach, and delivering even greater impact for patients.

Sincerely,

YVONNE GREENSTREET,
MD, MBA, OBE
CHIEF EXECUTIVE
OFFICER



FOCUS ON

ATTR

TRANSTHYRETIN AMYLOIDOSIS (ATTR) is an underdiagnosed, rapidly progressive, debilitating, fatal disease caused by pathogenic transthyretin (TTR) accumulating as amyloid deposits in the heart, nerves, and other systems. ATTR can be classified as wild-type ATTR (wtATTR), most commonly presenting with cardiomyopathy, or hereditary ATTR (hATTR), which can manifest as polyneuropathy, cardiomyopathy, or a mixed phenotype. It is estimated that 350,000 people worldwide live with ATTR, although ~80% remain undiagnosed.

2025 MILESTONES

- **Received** approval for the expanded indication of AMVUTTRA to treat the cardiomyopathy of wild-type or hereditary transthyretin-mediated amyloidosis (ATTR-CM) in the U.S., Brazil, EU, Japan, UAE, UK, Switzerland, Canada, Israel, Singapore, Saudi Arabia, and Argentina
- **Demonstrated** differentiated profile for AMVUTTRA through totality of data from HELIOS-B Phase 3 study, reinforcing its potential as a first-line treatment for patients with ATTR-CM
- **Initiated** 2 Phase 3 studies evaluating nucresiran (formerly ALN-TTRsc04), for the treatment of ATTR-CM (TRITON-CM) and the polyneuropathy of hATTR (hATTR-PN) (TRITON-PN)

amvuttra® (vutrisiran) injection 25 mg/0.5 mL

AMVUTTRA® (vutrisiran) delivers rapid knockdown of TTR at the source, addressing the underlying cause of ATTR. It is marketed in more than 15 countries for the treatment of hATTR-PN in adults, and approved in 12 countries for the treatment of ATTR-CM in adults. Administered quarterly via subcutaneous injection, AMVUTTRA is the first and only silencer approved for the treatment of ATTR-CM and hATTR-PN.

onpattro® (patisiran) lipid complex injection 10 mg/5 mL

ONPATTRO® (patisiran) is approved in the U.S. and Canada for the treatment of hATTR-PN in adults, and in the EU, Switzerland, and Brazil for the treatment of hATTR in adults with Stage 1 or Stage 2 polyneuropathy. It is also approved in Japan for the treatment of hATTR-PN.



NUCRESIRAN

Nucresiran is an investigational next-generation therapeutic in development to deliver rapid knockdown of TTR at the source and address the underlying cause of ATTR with twice-annual dosing. The safety and efficacy of nucresiran have not been established or evaluated by the FDA, EMA, or any other health authority.

Global Rare

PRIMARY HYPEROXALURIA TYPE 1 (PH1) is an ultra-rare, debilitating, inherited condition that is characterized by painful kidney stones, often inevitable progression to end-stage kidney disease (ESKD), and increased morbidity and mortality. PH1 onset may happen in pediatric or adult ages.

2025 MILESTONES

- **Received** approval for OXLUMO in South Korea, Saudi Arabia, and Kuwait

- **Published** ILLUMINATE-A 60-month data in the *Clinical Journal of the American Society of Nephrology*

- **Updated** label for OXLUMO in EU to include ILLUMINATE-B 60-month data

GRACE
DIAGNOSED
WITH PH1, UK

OXLUMO®
(lumasiran) for injection 94.5 mg/0.5 mL

OXLUMO® (lumasiran) is our RNAi therapeutic targeting hydroxyacid oxidase 1 (HAO1); it is approved in the U.S., Brazil, Canada, South Korea, Saudi Arabia, and Kuwait for the treatment of PH1 to lower urinary and plasma oxalate levels in pediatric and adult patients, and in the EU and Switzerland for the treatment of PH1 in all age groups.

ACUTE HEPATIC PORPHYRIA (AHP) refers to a family of rare genetic diseases characterized by debilitating, potentially life-threatening attacks and, for some patients, chronic manifestations that negatively impact daily functioning and quality of life.

2025 MILESTONES

- **Received** approval for GIVLAARI in Kuwait, Mexico, Colombia, and conditional registration approval in UAE

GIVLAARI® (givosiran) injection for subcutaneous use 189 mg/mL

GIVLAARI® (givosiran) is our RNAi therapeutic targeting delta-aminolevulinic acid synthase 1 (ALAS1); it is approved in the U.S., Brazil, Canada, Taiwan, Mexico, and Colombia for the treatment of adults with AHP, and in the EU, Switzerland, Japan, Australia, and Kuwait for the treatment of AHP in adults and adolescents aged 12 years and older.

NATHAN
DIAGNOSED
WITH AHP, USA

FOCUS ON

Our Pipeline



PRODUCT	DISEASE	PHASE 1	PHASE 2	PHASE 3	COMMERCIAL
TTR					
ONPATTRO® (patisiran)	hATTR Amyloidosis with Polyneuropathy				
AMVUTTRA® (vutrisiran)	ATTR Amyloidosis with Cardiomyopathy and hATTR Amyloidosis with Polyneuropathy				
Nucresiran	ATTR Amyloidosis with Cardiomyopathy				
Nucresiran	hATTR Amyloidosis with Polyneuropathy				
CARDIOVASCULAR					
Leqvio® (inclisiran)	Hypercholesterolemia[1]				
Zilebesiran	Hypertension[2]				
Zilebesiran + REVERSIR	Hypertension[2]				
METABOLIC					
Rapirosiran (ALN-HSD)	Metabolic Dysfunction-Associated Steatohepatitis (MASH)[1]				
ALN-ANG3	Diabetic Kidney Disease[1]				
ALN-4324 (GRB14)	Type 2 Diabetes Mellitus				
ALN-2232 (ACVR1C)	Obesity & Weight Management				
ALN-PNP	Non-Alcoholic Fatty Liver Disease (NAFLD)[3]				
ALN-APOC3	Dyslipidemia[1]				
ALN-CIDEB	Metabolic Dysfunction-Associated Steatohepatitis (MASH)[1]				
NEUROLOGIC					
Cemdisiran (+/- Pozelimab)	Myasthenia Gravis[1]				
Mivelsiran (ALN-APP)	Cerebral Amyloid Angiopathy (CAA)				
Mivelsiran (ALN-APP)	Alzheimer's Disease				
ALN-HTT02	Huntington's Disease[4]				
ALN-5288 (MAPT)	Alzheimer's Disease[4]				
ALN-SOD	SOD1 Amyotrophic Lateral Sclerosis (ALS)[3]				
ALN-SNCA	Parkinson's Disease[1]				
HEMATOLOGY					
Qfitlia™ (fitusiran)	Hemophilia A or B[1]				
Cemdisiran (+ Pozelimab)	Paroxysmal Nocturnal Hemoglobinuria[1]				
ALN-6400 (PLG)	Bleeding Disorders				
AG-236 (ALN-TMP)	Polycythemia Vera[1]				
ALN-CFB	Paroxysmal Nocturnal Hemoglobinuria[1]				
OTHER					
GIVLAARI® (givosiran)	Acute Hepatic Porphyria (AHP)				
OXLUMO® (lumasiran)	Primary Hyperoxaluria Type 1 (PH1)				
Cemdisiran (+/- Pozelimab)	Geographic Atrophy[1]				
Elebsiran (+Tobevibart)	Hepatitis D Virus Infection[1]				
ALN-BCAT	Hepatocellular Carcinoma				
ALN-4285	Healthy Volunteers				
ALN-4915	Healthy Volunteers				
ALN-F1202	Healthy Volunteers[1]				

[1] Out-licensed with milestones and/or royalties
[2] Partnered, Alnylam-led development with US profit split and milestones/royalties ex-US
[3] Partner-led with profit split
[4] Partnered, Alnylam-led with profit split

Alnylam Clinical Development Pipeline as of February 2026



Science & Innovation

Our leadership in TTR is enabling us to invest in R&D to bring RNAi therapeutics to many additional patients in the future. Highlights from our rapidly expanding pipeline include:

ZILEBESIRAN is our investigational RNAi therapeutic in development to reduce the risk of major adverse cardiovascular (CV) events in patients with hypertension. In 2025, Alnylam and partner Roche initiated the ZENITH Phase 3 cardiovascular outcomes trial, Alnylam's largest study to date, to evaluate zilebesiran as a novel biannual treatment for hypertension. ZENITH was initiated following Phase 2 KARDIA-3 results which showed encouraging safety as well as meaningful blood pressure reductions at 3 months and continuous control of blood pressure through 6 months in patients uncontrolled on 2 or more antihypertensives and who had high CV risk.

ALN-6400 is our investigational RNAi therapeutic targeting plasminogen (PLG) for the treatment of bleeding disorders, including hereditary hemorrhagic telangiectasia (HHT), the second most common inherited bleeding disorder. In 2025, we achieved proof of mechanism in our Phase 1 study in healthy volunteers and expanded it to include a Phase 2 study enrolling patients with HHT. In 2026, we anticipate sharing Phase 1 data in healthy volunteers and Phase 2 data in HHT as well as initiating a second Phase 2 study in an additional bleeding disorder.

MIVELSIRAN is our investigational RNAi therapeutic targeting amyloid precursor protein for the treatment of cerebral amyloid angiopathy (CAA) and Alzheimer's disease (AD). The cAPPricorn-1 Phase 2 study is ongoing in CAA, which is the second most common cause of intracerebral hemorrhage (ICH) (behind hypertension). In 2025, we also shared multiple-dose data from an ongoing Phase 1 study in early-onset AD. Details of a Phase 2 study design in AD are expected in 2026.

ALN-HTT02 is our investigational RNAi therapeutic targeting huntingtin (HTT) in development for the treatment of Huntington's disease (HD). HD is a progressive, fatal neurodegenerative disease with no approved disease-modifying treatments. Available treatment options are currently limited to symptom management, highlighting the urgent need for new therapies. A Phase 1b study of ALN-HTT02 is ongoing, and we expect to share data in 2026; this program is being developed in collaboration with Regeneron.

FOCUS ON

Patients First

Whether we're working to develop the first treatment for a disease or a better one, people living with disease are at the center of all we do.

We strive to improve outcomes for patients and enable access to our potentially life-changing treatments, not only because it's the commitment we've made, but because we consider it to be our responsibility as a biopharmaceutical company. Our Patient Access Philosophy, established in 2017—before our first medicine was approved—continues to guide us, holding us accountable for ensuring that access and outcomes align with the value our therapies bring to patients.

Learn more about our approach to access & affordability in our fact sheet at **alnylam.com/access.**

Alnylam Act® offers eligible patients in the U.S., Canada, and Brazil no-charge, third-party genetic testing and counseling. GeneAct™ offers third-party genetic testing in selected countries across Europe and the Middle East.*

Alnylam Assist® helps patients in the U.S. and Canada who are prescribed our medicines understand insurance coverage, know their options for financial support, and access educational materials and resources.

~1,000
patients worldwide receiving access to our therapies through expanded access

134k+
samples genotyped through Alnylam Act and GeneAct programs

4,000+
U.S. patients enrolled in Alnylam Assist

93%
of EU countries have access to at least one of our therapies

50+
U.S. value-based agreements (VBAs) for AMVUTTRA® (vutrisiran), ONPATTRO® (patisiran), GIVLAARI® (givosiran), and OXLUMO® (lumasiran)

15
U.S. outcome initiatives for patients with hATTR-PN and ATTR-CM implemented with large health systems



ESTER
DIAGNOSED WITH ATTR AMYLOIDOSIS, NETHERLANDS

* Healthcare professionals or patients who use these programs have no obligation to recommend, purchase, order, prescribe, promote, administer, use, or support any Alnylam product.

FOCUS ON

Society & Sustainability

Guided by the theme of "Accepting Challenges to Improve the Health of Humanity," our approach to Corporate Responsibility informs our business strategy and ongoing work to address complex challenges and use our business as a force for good.

By advancing innovations in medicines and access to care, we believe that, together, we can unleash the power of pioneering science, entrepreneurial ideas, and social investments to improve health outcomes for all.

Through our global social impact program, Alnylam Challengers, we rally behind bold leaders and organizations working to improve the health and well-being of people in underserved communities by expanding access to personalized care and support.

We also recognize that human health is inextricably linked to the health of our planet, and believe it is essential to minimize our impact on the environment and address the growing threat of climate change.

As we scale our data collection and monitoring efforts, we will continue to identify opportunities to reduce our environmental footprint.

Learn more about Corporate Responsibility at Alnylam at **alnylam.com/responsibility.**





America's Most Responsible Companies 2026 — Newsweek / statista: 4th year in a row

A Humankind 100 Company 2025: 4th year in a row

MSCI ESG RATINGS: AA

CCC	B	BB	BBB	A	AA	AAA

A CULTURE OF INCLUSION

90%

of employees feel that Alnylam supports a diverse workplace

ENVIRONMENTAL EXCELLENCE

100%

of reported Scope 1, 2, and 3 Greenhouse Gas (GHG) emissions independently verified

COMMUNITY ENGAGEMENT

1,000+

employees activated during Global Community Service Week across 13 countries supporting 51 non-profit organizations and delivering 3,000 volunteer hours

Our People

Alnylam is a highly recognized employer of choice for top talent, and we believe this distinction continues to be a key driver of our leadership in the biopharmaceutical industry.

In 2025, our people and culture once again propelled meaningful progress as we advanced our science, scaled our organization, and delivered for patients.

Rooted in our Core Values, Alnylam's professional and cultural standards enable us to remain resilient, engaged, and purpose-driven amid continued growth and change. Throughout 2025, our global workforce demonstrated why our people are central to Alnylam's ambition to deliver transformative innovation and safe, accessible medicines to patients around the world.

30+
top workplace awards won globally in 2025

1 in 4
employees participate in an Employee Resource Network (ERN) globally

10
countries recognized with Great Place to Work awards in 2025

11
consecutive years listed on best-place-to-work lists

93%
of employees say Alnylam's a great place to work*

6
biopharma excellence awards in 2025

FAST COMPANY
BEST WORKPLACES FOR INNOVATORS 2025
5th year in a row

The Boston Globe
TOP PLACES TO WORK 2025
11th year in a row


Science 2025 TOP EMPLOYER
7th year in a row

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than historical statements of fact regarding Alnylam's expectations, beliefs, goals, plans or prospects including, without limitation, statements regarding: Alnylam's potential achievement of the goals in its *"Alnylam 2030"* strategy and its ability to drive the next era of growth and patient impact; Alnylam's ability to achieve global TTR leadership, drive long-term growth through sustainable innovation, and deliver exceptional financial results with discipline and agility; the size of the opportunities of any of the product candidates in Alnylam's pipeline; the potential for AMVUTTRA in ATTR-CM to be Alnylam's flagship commercial franchise; the potential for Alnylam to advance its research and development programs, including its goals and expectations regarding the clinical development of nucresiran, zilebesiran, mivelsiran, ALN-6400, ALN-4324, ALN-HTT02, and ALN-2232, including the timeline of the initiation, completion of enrollment, and reporting of data and/or proof of concept from, any clinical trials should be considered forward-looking statements. Actual results and future plans may differ materially from those indicated by these forward-looking statements as a result of various important risks, uncertainties and other factors, including, without limitation, risks and uncertainties relating to Alnylam's ability to successfully execute on its *"Alnylam 2030"* strategy; Alnylam's ability to discover and develop novel drug candidates and delivery approaches and successfully demonstrate the efficacy and safety of its product candidates; the pre-clinical and clinical results for Alnylam's

product candidates, including nucresiran, zilebesiran, mivelsiran, ALN-6400, ALN-4324, ALN-HTT02, and ALN-2232; the possibility of unfavorable new clinical data and further analyses of existing clinical data; interim and preliminary data; the possibility that clinical data are subject to differing interpretations and assessments by regulatory agencies; actions or advice of regulatory agencies and Alnylam's ability to obtain and maintain regulatory approval for its product candidates, as well as favorable pricing and reimbursement; successfully launching, marketing and selling Alnylam's approved products globally; delays, interruptions or failures in the manufacture and supply of Alnylam's product candidates or its marketed products; obtaining, maintaining and protecting intellectual property; Alnylam's ability to manage its growth and operating expenses through disciplined investment in operations and its ability to achieve a self-sustainable financial profile in the future; Alnylam's ability to maintain strategic business collaborations; Alnylam's dependence on third parties for the development and commercialization of certain products; the outcome of litigation; the potential risk of future government investigations; and unexpected expenditures; as well as those risks more fully discussed in the "Risk Factors" filed with Alnylam's 2025 Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC), as may be updated from time to time in Alnylam's subsequent Quarterly Reports on Form 10-Q, and in other filings that Alnylam makes with the SEC. Alnylam explicitly disclaims any obligation, except to the extent required by law, to update any forward-looking statements.

*Great Place to Work survey, 2025

ALNYLAM 2025

Form 10-K

FUME HOOD IS NOT AN
ELECTRICALLY
CLASSIFIED LOCATION
Alnylam

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-36407

ALNYLAM PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0602661**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

675 West Kendall Street, Henri A. Termeer Square Cambridge, MA 02142
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (617) 551-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	ALNY	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value per share ("Common Stock"), held by non-affiliates of the registrant, based on the last sale price of the Common Stock at the close of business on June 30, 2025, was approximately $42.63 billion. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant are assumed to be affiliates of the registrant.

At February 6, 2026, the registrant had 132,623,144 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year end of December 31, 2025, are incorporated by reference into Part II, Item 5 and Part III of this Form 10-K.

ALNYLAM PHARMACEUTICALS, INC.
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2025

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. All statements other than statements of historical fact contained in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "aspires," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

- our expectations regarding future revenues, expenses, margins, profitability, cash flows, capital expenditures, and other aspects of our financial performance, as well as our financial guidance and outlook for upcoming periods;

- our ability to successfully execute on our *"Alnylam 2030"* strategy and our aspiration to achieve the metrics associated with this strategy;

- our views with respect to the clinical and commercial potential of (including the potential numbers of patients who may benefit from) our approved and investigational RNAi therapeutics and those of our collaborators, including AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO, Leqvio® (inclisiran), Qfitlia™ (fitusiran), zilebesiran, mivelsiran, nucresiran and cemdisiran;

- our plans for additional global regulatory filings and the continuing product launches of AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO and our collaborators' plans with respect to Leqvio, Qfitlia and cemdisiran;

- our ability to obtain regulatory approval of AMVUTTRA (vutrisiran) for the treatment of ATTR amyloidosis with cardiomyopathy in additional jurisdictions outside the United States;

- our expectations regarding the potential market size for, and the successful commercialization of, AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO, Leqvio, Qfitlia or any future products;

- our ability to obtain and maintain regulatory approvals and pricing, reimbursement and patient access and insurance coverage for AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO or any future products, and our collaborators' ability with respect to Leqvio, Qfitlia and cemdisiran;

- the progress of our research and development programs, including programs across a broad range of disease areas and indications;

- the potential for improved product profiles to emerge from our technologies and our ability to expand our clinical development pipeline to include additional tissue types and disease indications;

- our current and anticipated clinical trials and expectations regarding the reporting of data from these trials;

- the number and timing of regulatory filings and interactions with, or actions or advice of, regulatory authorities, which may affect the design, initiation, timing, continuation and/or progress of clinical trials, or result in the need for additional preclinical and/or clinical testing or the timing or likelihood of regulatory approvals;

- the status of our manufacturing operations and any delays, interruptions or failures in the manufacture and supply of AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO or any of our product candidates (or Leqvio, Qfitlia, cemdisiran or other products or product candidates being developed and commercialized by our collaborators), by our or their contract manufacturers or by us or our collaborators;

- the impact of current and potential healthcare reforms, including those affecting the delivery, pricing or government price reporting of, or payment, insurance coverage or reimbursement for, healthcare products and services;

- the impact of any future pandemics or public health emergencies on, among other things, our financial performance, business and operations, including manufacturing, supply chain, research and development activities and pipeline programs, and other potential impacts to our business;

- our progress continuing to build and leverage our global commercial infrastructure;

- the possible impact of any competing products, including generic versions of competing products, on the commercial success of AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO, Leqvio and Qfitlia, as well as our product candidates, and, our, or with respect to Leqvio or Qfitlia, our collaborators', ability to compete against such products;

- our ability to manage our growth and operating expenses;

- our expectations regarding the length of time our current cash, cash equivalents and marketable debt securities will support our operations based on our current operating plan;

- the ability of the third parties on which we rely for development, manufacture and distribution of our products to meet their obligations to us;

- our ability to maintain our existing collaborations and our expectations regarding potential future research and development funding, licensing fees and milestone and royalty payments that we may receive under existing or future collaboration agreements;

- our ability to obtain, maintain and protect our intellectual property;

- our ability to attract and retain qualified key management and scientists, development, medical and commercial staff, consultants and advisors;

- the outcome of litigation or other legal proceedings or government investigations;

- regulatory developments in the U.S. and other jurisdictions;

- the impact of laws and regulations;

- developments relating to our competitors and our industry;

- our ability to satisfy our payment obligations, and to service the interest on, or to refinance our indebtedness, including our convertible notes, or to make cash payments in connection with any conversion of our convertible notes, to the extent required; and

- our expectations regarding the effect of the capped call transactions and the anticipated market activities of the option counterparties and/or their respective affiliates.

Any forward-looking statements in this Annual Report on Form 10-K reflect our current views with respect to future events and with respect to our business and future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You are advised, however, to consult any further disclosure we make in our reports filed with the Securities and Exchange Commission, or SEC.

This Annual Report on Form 10-K may include data that we obtained from industry publications and third-party research, surveys and studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. This Annual Report on Form 10-K also may include data based on our own internal estimates and research, which have not been verified by any independent source and, while we believe any data obtained from industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Any such third-party data, as well as our internal estimates and research, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K. These and other factors could cause our results to differ materially from those expressed in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

Overview

Alnylam Pharmaceuticals, Inc. (also referred to as Alnylam, the Company, we, our or us) is a global commercial-stage biopharmaceutical company developing novel therapeutics based on ribonucleic acid interference, or RNAi. RNAi is a naturally occurring biological pathway within cells for sequence-specific silencing and regulation of gene expression. By harnessing the RNAi pathway, we have pioneered a new class of innovative medicines, known as RNAi therapeutics. RNAi therapeutics are comprised of small interfering RNA, or siRNA, that function upstream of conventional medicines by potently silencing messenger RNA, or mRNA, that encode for proteins implicated in the cause or pathway of disease, thus preventing them from being made. We believe this is a revolutionary approach with the potential to transform the care of patients across a broad range of disease areas and indications. To date, our efforts to advance this revolutionary approach have yielded the approval of six first-in-class RNAi-based medicines: AMVUTTRA® (vutrisiran), ONPATTRO® (patisiran), GIVLAARI® (givosiran), OXLUMO® (lumasiran), Leqvio® (inclisiran) and Qfitlia® (fitusiran).

Our research and development strategy is to target genetically validated genes that have been implicated in the cause or pathway of human disease. We utilize a N-acetylgalactosamine (GalNAc) conjugate approach or lipid nanoparticle (LNP) to enable hepatic delivery of siRNAs. For delivery to the central nervous system, or CNS, and the eye (ocular delivery), we are utilizing an alternative conjugate approach based on a hexadecyl (C16) moiety as a lipophilic ligand. We are also advancing approaches for heart, skeletal muscle and adipose tissue delivery of siRNAs. Our focus is on clinical indications where there is a high unmet need, a genetically validated target, early biomarkers for the assessment of clinical activity in Phase 1 clinical trials, and a definable path for drug development, regulatory approval, patient access and commercialization.

In early 2026, we launched our *Alnylam 2030* strategy to drive the Company's next era of growth and patient impact. Specifically, we aspire to achieve the following by the end of 2030:

- **Global TTR Leadership: Build a Durable TTR Franchise**

    - Lead the market in TTR revenue by 2030 and cumulatively across the five-year period

    - Launch best-in-class, next-generation silencer nucresiran in ATTR amyloidosis with polyneuropathy by 2028 and cardiomyopathy by 2030

- **Growth Through Sustainable Innovation: Deliver Therapies that Prevent, Halt, or Reverse Disease**

    - Deliver 2+ new transformative medicines beyond TTR with blockbuster potential

    - Expand to 10 tissue types and >40 clinical programs

    - Accelerate organic innovation and access select external innovation by reinvesting ~30% of revenues in non-GAAP R&D

- **Scale with Discipline & Agility: Deliver Exceptional Financial Results**

    - Achieve 25%+ total revenue growth compound annual growth rate through year-end 2030

    - Deliver sustained, profitable growth with ~30% non-GAAP operating margin

We currently have six marketed products, including two products that are commercialized by collaborators, and more than 20 clinical programs, including several in late-stage development.

AMVUTTRA is approved in the United States, or U.S., for the treatment of hereditary transthyretin-mediated amyloidosis, or hATTR amyloidosis, with polyneuropathy in adults, in the European Union, or EU, and the United Kingdom, or UK, for the treatment of hATTR amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, in Japan for the treatment of transthyretin, or TTR, type familial amyloidosis with polyneuropathy, and in multiple additional countries. In March 2025, the United States Food and Drug Administration, or the FDA, approved our supplemental New Drug Application, or sNDA, for AMVUTTRA for the treatment of the cardiomyopathy of wild-type or hereditary transthyretin-mediated amyloidosis in adults to reduce cardiovascular mortality, cardiovascular hospitalizations and urgent heart failure visits. In June 2025, the European Commission, or EC, granted approval of AMVUTTRA for the treatment of wild-type or hereditary transthyretin amyloidosis in adult patients with cardiomyopathy, following a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, AMVUTTRA has also been approved by the Brazilian Health Regulatory Agency, or ANVISA, the Japanese Health Authority, or PMDA, the UK's Medicines and Healthcare Products Regulatory Agency, or MHRA, and Health Canada for the treatment of ATTR amyloidosis with cardiomyopathy. Regulatory reviews continue in other territories.

ONPATTRO is approved in the U.S. for the treatment of the polyneuropathy of hATTR amyloidosis in adults and has also been approved in the European Union, or EU, for the treatment of hATTR amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, in Japan for the treatment of TTR-type familial amyloidosis with polyneuropathy, and in multiple additional countries. In February 2025, ONPATTRO received regulatory approval from ANVISA in Brazil for the treatment of ATTR amyloidosis with cardiomyopathy.

GIVLAARI is approved in the U.S. for the treatment of adults with acute hepatic porphyria, or AHP, in the EU for the treatment of AHP in adults and adolescents aged 12 years and older, and in several other countries. Regulatory filings for givosiran (the generic name of GIVLAARI) in additional territories are pending or planned during 2026 and beyond.

OXLUMO is approved in the U.S. for the treatment of primary hyperoxaluria type 1, or PH1, to lower urinary and plasma oxalate levels in pediatric and adult patients, and in the EU and the UK for the treatment of PH1 in all age groups. OXLUMO has also been approved in several other countries and regulatory filings for lumasiran (the generic name of OXLUMO) in additional territories are pending or planned during 2026 and beyond.

Leqvio (inclisiran) is being developed and commercialized by our collaborator Novartis AG, or Novartis, and has received marketing authorization from the European Commission, or EC, for the treatment of adults with hypercholesterolemia or mixed dyslipidemia and from the FDA as an adjunct to diet and maximally tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia, or HeFH, or clinical atherosclerotic cardiovascular disease, or ASCVD, who require additional lowering of low-density lipoprotein cholesterol, or LDL-C. In July 2023, the FDA approved an expanded indication for Leqvio to include treatment of adults with high LDL-C and who are at increased risk of heart disease. In July 2025, based on robust LDL-C lowering data for PCSK9-targeting therapies, the FDA approved a label update for Leqvio enabling its use as monotherapy along with diet and exercise to reduce LDL-C in adults with hypercholesterolemia. Leqvio has also been approved in China and Japan, and as of the end of December 2025, Leqvio is registered in 108 countries worldwide and is commercially available in 89 countries.

Qfitlia (fitusiran) is being commercialized by our collaborator, Genzyme Corporation, a Sanofi Company, or Sanofi, and was approved by the FDA in March 2025 for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in adult and pediatric patients 12 years of age and older with hemophilia A or B, with or without factor VIII or IX inhibitors (neutralizing antibodies), and by China's National Medical Products Administration, or NMPA, in December 2025, for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in pediatric patients 12 years of age and older and adults with severe hemophilia A or B with or without factor IX inhibitors. Qfitlia is the first and only therapeutic designed to lower antithrombin, a protein that inhibits blood clotting, with the goal of promoting thrombin generation to rebalance hemostasis and prevent bleeds. A regulatory submission for Qfitlia has also been completed in Brazil.

In addition to our marketed products, we have multiple potential drivers of future growth, including additional transformative medicines currently in development for TTR and both other rare and prevalent diseases. We are advancing nucresiran, our next-generation investigational RNAi therapeutic in development for the treatment of ATTR amyloidosis. In November 2024, we announced positive results from the ongoing Phase 1 clinical trial of nucresiran in healthy volunteers. These results demonstrated that twice annual dosing of 300 mg of nucresiran resulted in mean reductions of serum TTR of greater than 90% from baseline at day 15 that were maintained over six months. In September 2025, we initiated the TRITON-PN Phase 3 clinical trial of nucresiran in patients with hATTR polyneuropathy, and in June 2025, we initiated the TRITON-CM Phase 3 clinical trial of nucresiran in patients with ATTR amyloidosis with cardiomyopathy.

We are also developing zilebesiran, an investigational, subcutaneously administered RNAi therapeutic targeting angiotensinogen, for the treatment of hypertension. In 2023, we entered into a Collaboration and License Agreement, or the Roche Collaboration and License Agreement, with F. Hoffmann-La Roche Ltd. and Genentech, Inc. or, collectively, Roche, pursuant to which we established a worldwide, strategic collaboration for the joint development and commercialization of zilebesiran. In August 2025, we reported that our KARDIA-3 Phase 2 clinical trial, which was designed to evaluate the efficacy and safety of zilebesiran as an add-on therapy in adult patients with high cardiovascular risk and uncontrolled hypertension despite treatment with two to four standard of care antihypertensive medications, met the objective of informing the design, patient population, and dose for a global Phase 3 cardiovascular outcomes trial. In September 2025, we initiated a Phase 3 cardiovascular outcomes clinical trial, ZENITH (ZilebEsiraN CardIovascular OuTcome Study in Hypertension), which is designed to evaluate the potential of zilebesiran to reduce the risk of major adverse cardiovascular events in patients with uncontrolled hypertension on two or more antihypertensives, one being a diuretic.

We are also advancing mivelsiran (formerly ALN-APP), an investigational RNAi therapeutic targeting amyloid precursor protein in development for the treatment of cerebral amyloid angiopathy, or CAA, and Alzheimer's disease, or AD. In July 2025, we presented single- and multiple-dose data from the Phase 1 clinical trial of mivelsiran in patients with early-onset AD. These data demonstrated that single and multiple doses of mivelsiran were generally well tolerated and demonstrated robust, durable, dose-dependent reductions of soluble amyloid precursor protein beta, or sAPPβ, in cerebrospinal fluid. In July 2024, we initiated the cAPPricorn-1 Phase 2 clinical trial of mivelsiran in patients with CAA. We expect to initiate a Phase 2 clinical trial of mivelsiran in patients with AD in the first half of 2026.

We have additional late-stage investigational programs advancing toward potential commercialization with collaborators, including cemdisiran for the treatment of complement-mediated diseases. Our collaborator, Regeneron Pharmaceuticals, Inc., or Regeneron, is advancing cemdisiran in combination with its anti-C5 monoclonal antibody, pozelimab, in a Phase 3 clinical trial in paroxysmal nocturnal hemoglobinuria, and as a monotherapy and in combination with pozelimab in Phase 3 clinical trials in myasthenia gravis and geographic atrophy. In August 2025, Regeneron announced that cemdisiran monotherapy met the primary and key secondary endpoints in the Phase 3 NIMBLE clinical trial in generalized myasthenia gravis and that it is planning a U.S. regulatory submission for cemdisiran monotherapy in the first quarter of 2026, pending discussions with the FDA.

Convertible Senior Notes and Repurchases

In September 2025, we issued $661.3 million aggregate principal amount of 0.00% Convertible Senior Notes due 2028, or the 2028 Notes. The 2028 Notes will mature on September 15, 2028, unless earlier converted, redeemed or repurchased. The 2028 Notes will not bear regular interest. Before June 15, 2028, holders of 2028 Notes will have the right to convert their 2028 Notes in certain circumstances and during specified periods. From and after June 15, 2028, the 2028 Notes will be convertible at the option of the holders of 2028 Notes at any time prior to the close of business on the trading day immediately preceding the maturity date. We will settle any conversions of 2028 Notes by paying or delivering, as applicable, cash or shares of our common stock, par value $0.01 per share, or Common Stock, or a combination of cash and shares of Common Stock, at our election.

In connection with the issuance of the 2028 Notes, we paid $35.3 million, including expenses to enter into privately negotiated capped call transactions with certain initial purchasers of the 2028 Notes or their respective affiliates and certain other financial institutions, or capped call transactions. The capped call transactions are expected generally to reduce the potential dilution upon conversion of the 2028 Notes in the event that the market price per share of our Common Stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the conversion price of the 2028 Notes, and is subject to anti-dilution adjustments generally similar to those applicable to the conversion rate of the 2028 Notes. The initial cap price of the capped call transaction is approximately $837.61 per share, and is subject to certain adjustments under the terms of the capped call transactions.

Concurrently with the pricing of the 2028 Notes, we entered into privately negotiated transactions, or the September 2025 note repurchase transactions, with certain holders of our 1.00% Convertible Senior Notes due 2027, or the 2027 Notes, to repurchase for cash approximately $637.8 million aggregate principal amount of the 2027 Notes for a total repurchase cost (including accrued and unpaid interest) of approximately $1.11 billion. In addition, in December 2025, we entered into additional privately negotiated transactions, or the December 2025 note purchase transactions, with certain holders of our 2027 Notes to repurchase for cash approximately $34.4 million aggregate principal amount of the 2027 Notes for a total repurchase cost (including accrued and unpaid interest) of approximately $52.3 million. Following the closing of the December 2025 note purchase transactions, or, together with the September 2025 note purchase transactions, the note repurchase transactions, approximately $362.8 million aggregate principal amount of the 2027 Notes remain outstanding. We had previously entered into capped call transactions with certain financial institutions in connection with the issuance 2027 Notes, which transactions remain in place following the note repurchase transactions.

Revolving Credit Facility

In September 2025, we entered into a revolving credit agreement, or the Revolving Credit Agreement, among the lenders party thereto, Bank of America, N.A., as Administrative Agent, or the Agent, and the other parties named therein. The Revolving Credit Agreement provides for a $500.0 million revolving line of credit, or the Revolving Credit Facility, including a $150.0 million letter of credit sublimit. The Revolving Credit Agreement provides that we have the right at any time and from time to time to incur one or more incremental revolving commitments and/or incremental term loans, subject to certain customary conditions and other requirements.

At our option, and subject to certain conditions, borrowings bear interest at a base rate, a term Secured Overnight Financing Rate, or SOFR, rate or an alternative currency term rate, plus, in each case, an applicable margin based upon our Total Leverage Ratio (as defined in the Revolving Credit Agreement). For borrowings that bear interest at a term SOFR rate, the applicable margin is a per annum amount equal to an amount between 1.50% and 2.50% (depending on our Total Leverage Ratio). Interest is payable quarterly in arrears with respect to borrowings bearing interest at the alternate base rate or on the last day of an interest period, but at least every three months, with respect to borrowings bearing interest at a term SOFR rate or an alternative currency term rate. We are also required to pay on a quarterly basis a commitment fee in a per annum amount equal to an amount between 0.20% to 0.35% (depending on our Total Leverage Ratio) of unused available commitments under the Revolving Credit Facility. We are also obligated to pay the Agent fees customary for revolving credit facilities of this size and type.

The obligations under the Revolving Credit Agreement are required to be guaranteed by certain of our material domestic subsidiaries and are secured by substantially all of our assets and the assets of such subsidiary guarantors, subject to customary exceptions. The Revolving Credit Agreement contains customary affirmative and negative covenants and conditions to borrowing, as well as customary events of default.

Revolving loans under the Revolving Credit Agreement may be borrowed, repaid and reborrowed, without premium or penalty (subject to customary breakage costs), until their maturity date under the Revolving Credit Agreement, or the Maturity

Date, at which time all amounts borrowed must be repaid. The Maturity Date is currently September 30, 2030, but may be adjusted to an earlier date upon the occurrence of certain events in accordance with the terms of the Revolving Credit Agreement.

As of December 31, 2025, we had no borrowings and $17.5 million of letters of credit outstanding under the Revolving Credit Agreement.

RNAi Therapeutics – A Class of Innovative Medicines


RNAi Therapeutics: an Innovative Class of Medicines
Clinically and Commercially Established Approach with Transformative Potential
Based on Nobel Prize-winning science
Ability to silence any gene in genome
Potent and durable mechanism of action
Multiple products impacting patients globally
Product engine for sustainable innovation
Synthetic gene-specific siRNA
Cell Membrane
siRNA delivered into cell
siRNA enters RISC* and unzips
Complementary pairing
Target mRNA
Passenger Strand
Target mRNA cleavage and degradation
*RISC: RNA induced silencing complex

Overview of RNAi Therapeutics

Alnylam was founded in 2002 to translate the discovery of RNAi into a new class of medicines, which we refer to as RNAi therapeutics. One of the biggest scientific challenges with RNAi therapeutics has been delivering the therapeutic to its destination in the body. We have made tremendous progress on delivery of RNAi therapeutics, beginning with delivery to the liver and more recently with delivery to the CNS and other tissues. We believe this success will enable us to sustainably and organically create and commercialize transformative medicines that benefit patients around the world across a broad range of disease areas and indications.

Early RNAi delivery efforts focused on delivery of RNAi therapeutics utilizing LNPs, which encapsulate siRNA molecules in specific lipid-based formulations. This technology enables systemic delivery with intravenous drug administration and is associated with potent, rapid and durable target gene silencing and an encouraging tolerability profile. Our first commercial product, ONPATTRO, is formulated utilizing LNPs.

In parallel, we advanced a proprietary technology that conjugates a sugar molecule, referred to as GalNAc, to the siRNA molecule. This delivery approach enables more convenient, subcutaneous administration of our drug candidates directed to liver cells expressing target genes. Results from our Enhanced Stabilization Chemistry, or ESC, GalNAc-conjugate delivery platform have demonstrated a durability of effect that provides increased potency and durability, as well as a wide therapeutic index, and has the potential to support once-monthly, once-quarterly, and bi-annual subcutaneous dose regimens. Our more recently approved medicines, AMVUTTRA, GIVLAARI, OXLUMO and Leqvio utilize this conjugate platform.

Our next generation Enhanced Stabilization Chemistry-Plus, or ESC+, GalNAc-conjugates utilize advanced design features to further improve specificity, while maintaining potency and durability, further improving our therapeutic index by up to six-fold. Our first RNAi therapeutics based on this ESC+ design, zilebesiran and elebsiran, are currently in late-stage clinical development.

Additional advancements include our IKARIA™ platform harboring chemistry innovations that enable robust target knockdown with the potential for bi-annual or annual dosing regimens. We believe that this platform could have potential applications in a wide range of diseases. In November 2024, we announced positive interim results from the Phase 1 clinical trial of nucresiran, our next generation investigational RNAi therapeutic in development for the treatment of ATTR amyloidosis which utilizes our IKARIA technology, demonstrating rapid knockdown of TTR that was sustained for six months following a single dose.

Our platform enhancements have also provided a strong foundation for pursuing a conjugate-based approach to extrahepatic delivery, including delivery to the brain and spinal cord, as well as ocular delivery. In July 2022, our publication in *Nature Biotechnology* showcased data utilizing an alternative conjugate approach based on a hexadecyl (C16) moiety as a lipophilic ligand, with proof-of-concept demonstrated in rodent and non-human primates. C16 conjugates provide robust CNS knockdown with wide biodistribution and long duration of action. In 2023, we announced positive interim results from the Phase 1 clinical trial of mivelsiran, the first investigational RNAi therapeutic that leverages our C16 conjugate technology, in early onset AD. Mivelsiran targets amyloid precursor protein and is currently in development for the treatment of AD and CAA. We are also advancing our C16 technology as part of our collaboration with Regeneron, including work on ALN-HTT02, our investigational RNAi therapeutic in development for the treatment of Huntington's disease, or HD, which is a devastating, fatal neurodegenerative disease for which there are currently no approved disease-modifying therapies.

We are continuing to advance other extrahepatic delivery approaches, including delivery to muscle and adipose cells, as well as to additional tissues in line with our *Alnylam 2030* goal to expand to 10 tissue types by 2030. In addition, we are exploring peptide and antibody-based approaches for targeted siRNA delivery to new tissues, including as part of our collaboration with PeptiDream, Inc., which aims to discover and develop novel conjugates for targeted delivery of RNAi therapeutics to a broader range of tissues. As we seek to address more complex conditions with multiple comorbidities, we are also advancing our GEMINI technology, which combines conjugate siRNAs for the simultaneous silencing of two transcripts using a single chemical entity.

Finally, we continue to leverage human genetics to advance our efforts to bring innovative medicines to patients. We have established six major collaborations—including with the UK BioBank and Our Future Health—to support the sourcing of novel, genetically validated targets and to secure access to databases of genetic information.

Our Product Pipeline

Our broad pipeline includes six approved products and multiple late and early-stage investigational RNAi therapeutics across a broad range of disease areas and indications. We describe our commercial and clinical-stage pipeline in more detail below. The clinical-stage therapeutics described below are in various stages of clinical development and the scientific information included about these therapeutics is preliminary and investigative. These clinical-stage therapeutics have not been approved by the FDA, EMA, or any other health authority and no conclusions can or should be drawn regarding the safety or efficacy of these investigational therapeutics.

The table below represents our commercial products and late- and early-stage development programs as of February 1, 2026.


PRODUCT
DISEASE
PIPELINE
PHASE 1
PHASE 2
PHASE 3
COMMERCIAL
TTR
ONPATTRO® (patisiran)
hATTR Amyloidosis with Polyneuropathy
AMVUTTRA® (vutrisiran)
ATTR Amyloidosis with Cardiomyopathy and hATTR Amyloidosis with Polyneuropathy
Nucresiran
ATTR Amyloidosis with Cardiomyopathy
Nucresiran
hATTR Amyloidosis with Polyneuropathy
CARDIOVASCULAR
Leqvio® (inclisiran)
Hypercholesterolemia1
Zilebesiran
Hypertension2
Zilebesiran + REVERSIR
Hypertension2
METABOLIC
Rapirosiran (ALN-HSD)
Metabolic Dysfunction-Associated Steatohepatitis (MASH)1
ALN-ANG3
Diabetic Kidney Disease1
ALN-4324 (GRB14)
Type 2 Diabetes Mellitus
ALN-2232 (ACVR1C)
Obesity & Weight Management
ALN-PNP
Non-Alcoholic Fatty Liver Disease (NAFLD)3
ALN-APOC3
Dyslipidemia1
ALN-CIDEB
Metabolic Dysfunction-Associated Steatohepatitis (MASH)1
NEUROLOGIC
Cemdisiran (+/- Pozelimab)
Myasthenia Gravis1
Mivelsiran (ALN-APP)
Cerebral Amyloid Angiopathy (CAA)
Mivelsiran (ALN-APP)
Alzheimer's Disease
ALN-HTT02
Huntington's Disease4
ALN-5288 (MAPT)
Alzheimer's Disease4
ALN-SOD
SOD1 Amyotrophic Lateral Sclerosis (ALS)1
ALN-SNCA
Parkinson's Disease3
HEMATOLOGY
Qfitlia™ (fitusiran)
Hemophilia A or B1
Cemdisiran (+ Pozelimab)
Paroxysmal Nocturnal Hemoglobinuria1
ALN-6400 (PLG)
Bleeding Disorders
AG-236 (ALN-TMP)
Polycythemia Vera1
ALN-CFB
Paroxysmal Nocturnal Hemoglobinuria1
OTHER
GIVLAARI® (givosiran)
Acute Hepatic Porphyria (AHP)
OXLUMO® (lumasiran)
Primary Hyperoxaluria Type 1 (PH1)
Cemdisiran (+/- Pozelimab)
Geographic Atrophy1
Elebsiran (+Tobevibart)
Hepatitis D Virus Infection1
ALN-BCAT
Hepatocellular Carcinoma
ALN-4285
Healthy Volunteers
ALN-4915
Healthy Volunteers
ALN-F1202
Healthy Volunteers1
1 Out-licensed with milestones and/or royalties
2 Partnered, Alnylam-led development with US profit split and milestones/royalties ex-US
3 Partner-led with profit split
4 Partnered, Alnylam-led with profit split

As indicated in the table above, to date we have received marketing approval for AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, Novartis has received approval for Leqvio, and Sanofi has received approval for Qfitlia, in each case in certain territories for the specific indications approved in each such territory, with additional regulatory submissions pending.

Our TTR Franchise

About Transthyretin (ATTR) Amyloidosis

ATTR amyloidosis is an underdiagnosed, rapidly progressive and fatal disease that affects multiple parts of the body including the heart, nerves and digestive system. There are two forms of ATTR – hATTR and wild-type ATTR, which can manifest in a variety of ways. We estimate that ATTR amyloidosis with cardiomyopathy – including hereditary and wild-type forms – affects more than 300,000 people worldwide, while hATTR amyloidosis with polyneuropathy affects fewer than 30,000 people worldwide.

AMVUTTRA (vutrisiran)

AMVUTTRA (vutrisiran) is a subcutaneously administered RNAi therapeutic targeting TTR. With its rapid knockdown, it targets and silences TTR mRNA, thereby reducing the production of TTR protein before it is made. AMVUTTRA utilizes our ESC+ delivery platform, and is designed for increased potency and high metabolic stability to allow for quarterly subcutaneous administration.

Vutrisiran has received orphan drug designation in the U.S., EU and Japan; specific orphan drug designations vary by country/region.

AMVUTTRA — hATTR Amyloidosis with Polyneuropathy

In June 2022, AMVUTTRA was approved by the FDA for the treatment of hATTR amyloidosis with polyneuropathy in adults. AMVUTTRA was subsequently approved in the EU, UK, Argentina, Switzerland and Canada for the treatment of hATTR amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, in Japan for the treatment of TTR type familial amyloidosis with polyneuropathy, and in Brazil for the treatment of hATTR amyloidosis in adults and in multiple other countries/regions globally. AMVUTTRA has launched in several additional countries and regulatory filings in additional territories are currently under review and additional filings are planned for 2026.

AMVUTTRA — ATTR Amyloidosis with Cardiomyopathy

In March 2025, the FDA approved our sNDA for AMVUTTRA for the treatment of the cardiomyopathy of wild-type or hereditary transthyretin-mediated amyloidosis in adults to reduce cardiovascular mortality, cardiovascular hospitalizations and urgent heart failure visits. In June 2025, the EC approved AMVUTTRA for the treatment of wild-type or hereditary transthyretin amyloidosis in adult patients with cardiomyopathy, following a positive opinion from the Committee for Medicinal Products for Human Use of the EMA. AMVUTTRA has also been approved by ANVISA, the PMDA, the MHRA, and Health Canada for the treatment of ATTR amyloidosis with cardiomyopathy. We have also filed for regulatory approval for vutrisiran (the generic name for AMVUTTRA) in Colombia, Republic of South Korea, Hong Kong, Taiwan, Australia, Republic of Serbia, North Macedonia, and Kuwait and additional regulatory filings are pending or planned in 2026 and beyond.

ONPATTRO (patisiran)

ONPATTRO (patisiran) is an intravenously administered RNAi therapeutic targeting TTR. It is designed to target and silence TTR mRNA, thereby reducing the production of TTR protein before it is made. ONPATTRO blocks the production of TTR in the liver, reducing its accumulation in the body's tissues to halt or improve the progression of disease.

Patisiran has received orphan drug designations in the U.S., EU and Japan; specific orphan drug designations vary by country/region.

ONPATTRO — hATTR Amyloidosis with Polyneuropathy

ONPATTRO is the first ever FDA-approved RNAi therapeutic and was our first product to receive marketing approval. In the U.S. and Canada, ONPATTRO is indicated for the treatment of hATTR amyloidosis with polyneuropathy in adults. In the EU, Switzerland, Brazil and Israel, ONPATTRO is indicated for the treatment of hATTR amyloidosis in adults with stage 1 or stage 2 polyneuropathy, and in Japan, ONPATTRO is indicated for the treatment of TTR type familial amyloidosis with polyneuropathy.

Patisiran was also evaluated in a Phase 4 clinical trial in hATTR amyloidosis patients with polyneuropathy due to a T60A or V122I variant.

ONPATTRO — ATTR Amyloidosis with Cardiomyopathy

In February 2025, ONPATTRO received regulatory approval from ANVISA in Brazil for the treatment of ATTR amyloidosis with cardiomyopathy. We do not plan to pursue label expansions for ONPATTRO in other regions.

Nucresiran — ATTR Amyloidosis

Nucresiran is our next generation investigational RNAi therapeutic in development for the treatment of ATTR amyloidosis that utilizes our IKARIA technology and provides the potential to achieve deeper and more durable rapid knockdown of TTR, allowing for less frequent dosing. In December 2023 and November 2024, we announced positive initial results in the Phase 1 study of nucresiran in healthy volunteers. Single doses of 300 mg or higher of nucresiran achieved rapid knockdown with a mean TTR reduction of greater than 90% at Day 15. A peak mean TTR reduction of 96% was achieved at Day 29 and a mean TTR reduction of greater than 90% was sustained at Day 180. At all dose levels evaluated to date, single doses of nucresiran have been well tolerated. The majority of adverse events across doses have been mild and none have been considered to be related to treatment. There have been no safety signals identified, including no injection site reactions and no liver-related signals.

In September 2025, we initiated the TRITON-PN Phase 3 clinical trial of nucresiran in patients with hATTR polyneuropathy, and in June 2025, we initiated the TRITON-CM Phase 3 clinical trial of nucresiran in patients with ATTR amyloidosis with cardiomyopathy.

Nucresiran has received orphan drug designation in the U.S.

Our Other Marketed Products

GIVLAARI (givosiran) — Acute Hepatic Porphyria (AHP)

AHP refers to a family of ultra-rare, genetic diseases characterized by potentially life-threatening attacks and, for some patients, chronic manifestations that negatively impact daily functioning and quality of life. AHP is comprised of four types: acute intermittent porphyria, hereditary coproporphyria, variegate porphyria, and aminolevulinic acid dehydratase-deficiency porphyria. We estimate there are approximately 3,000 AHP patients diagnosed in the U.S. and EU with active disease. Each type of AHP results from a genetic defect leading to deficiency in one of the enzymes of the heme biosynthesis pathway in the liver. AHP disproportionately impacts women of working and childbearing age, and symptoms of the disease vary widely. Severe, unexplained abdominal pain is the most common symptom, which can be accompanied by limb, back or chest pain, nausea, vomiting, confusion, anxiety, seizures, weak limbs, constipation, diarrhea, or dark or reddish urine. The nonspecific nature of AHP signs and symptoms can often lead to misdiagnoses of other more common conditions such as viral gastroenteritis, irritable bowel syndrome and appendicitis. Consequently, patients with AHP can wait up to 15 years for a confirmed diagnosis. In addition, long-term complications and comorbidities of AHP can include hypertension, chronic kidney disease, or liver disease including hepatocellular carcinoma.

GIVLAARI is the first GalNAc-conjugate RNA therapeutic to be approved. GIVLAARI works by specifically reducing induced liver aminolevulinic acid synthase 1 mRNA, leading to reduction of toxins associated with attacks and other disease manifestations of AHP and is administered by subcutaneous injection.

GIVLAARI is approved in the U.S. for the treatment of adults with AHP and in the EU for the treatment of AHP in adults and adolescents aged 12 years and older. GIVLAARI has also received marketing authorizations for the treatment of AHP in adults in Brazil, Canada and Mexico and for the treatment of AHP in adults and adolescents in Japan, the UK, Argentina, Australia, Switzerland, Israel, Taiwan, UAE and Kuwait. We have also filed for regulatory approval for givosiran (the generic name for GIVLAARI) in Colombia, South Korea, Kingdom of Saudi Arabia, and Serbia, and additional regulatory filings are pending or planned in 2026 and beyond.

OXLUMO (lumasiran) — Primary Hyperoxaluria Type 1 (*PH1*)

PH1 is an ultra-rare genetic disease that affects an estimated one to three individuals per million in the U.S. and Europe. PH1 is characterized by oxalate overproduction in the liver. The excess oxalate results in the deposition of calcium oxalate crystals in the kidneys and urinary tract and can lead to the formation of painful and recurrent kidney stones and nephrocalcinosis. Renal damage is caused by a combination of tubular toxicity from oxalate, calcium oxalate deposition in the kidneys, and urinary obstruction by calcium oxalate stones. PH1 is associated with a progressive decline in kidney function, which exacerbates the disease as the excess oxalate can no longer be effectively excreted, resulting in subsequent accumulation and deposition of oxalate in bones, eyes, skin, and heart, leading to severe illness and death. Management options prior to availability of OXLUMO were limited to hyperhydration, crystallization inhibitors and, in a minority of patients with a specific genotype, pyridoxine (vitamin B6). These measures do not adequately address oxalate overproduction but instead help to delay inevitable progression to kidney failure and the need for intensive dialysis as a bridge to a dual or sequential liver/kidney transplant. Liver transplantation is the only intervention that addresses the underlying metabolic defect, but is associated with high morbidity and mortality, and life-long immunosuppression.

OXLUMO is an RNAi therapeutic targeting hydroxyacid oxidase 1, or HAO1, developed for the treatment of PH1. HAO1 encodes glycolate oxidase, or GO, an enzyme upstream of the disease-causing defect in PH1. OXLUMO works by degrading HAO1 mRNA and reducing the synthesis of GO, which inhibits hepatic production of oxalate, the toxic metabolite responsible for the clinical manifestations of PH1. OXLUMO utilizes our ESC-GalNAc-conjugate technology, which enables subcutaneous dosing with increased potency and durability and a wide therapeutic index.

OXLUMO is the first approved pharmaceutical therapy for PH1. OXLUMO is approved in the U.S. for the treatment of PH1 to lower urinary oxalate levels in pediatric and adult patients, and has received marketing authorization in the EU for the treatment of PH1 in all age groups. OXLUMO has also received additional marketing authorizations in Argentina, Australia,

Brazil, the UK, Switzerland, Canada, Israel, Oman, Qatar, Kingdom of Saudi Arabia, United Arab Emirates, Kuwait and South Korea, and regulatory filings in other territories are pending and additional filings are planned for 2026 and beyond.

Leqvio (inclisiran) — Hypercholesterolemia

Hypercholesterolemia, also known as high cholesterol, is a lipid disorder in which there are abnormally high levels of fat in the blood, which increases the risk of heart disease and stroke. Approximately 100 million people worldwide suffer from hypercholesterolemia and are treated with lipid lowering therapies, predominantly statins, to reduce LDL-C and the associated risk of death, nonfatal myocardial infarction and nonfatal stroke or associated events. Nonetheless, statins are associated with well-known limitations, residual risk for cardiovascular events remains, and current therapies for the management of elevated LDL-C remain insufficient in some subjects. This is particularly the case in patients with pre-existing coronary heart disease and/or diabetes or a history of familial hypercholesterolemia who are at the highest risk and require the most intensive management.

Our RNAi therapeutic Leqvio, developed and commercialized by our collaborator, Novartis, is the first and only siRNA therapy (or RNAi therapeutic) to lower LDL-C, and is the first RNAi therapeutic approved for a prevalent disease. Leqvio is subcutaneously administered and targets proprotein convertase subtilisin/kexin type 9, or PCSK9, to reduce LDL-C levels and could help improve outcomes for patients with ASCVD, a deadly form of cardiovascular disease.

As of the end of December 2025, Leqvio had been approved in over 100 countries. Multiple additional Phase 3 clinical trials of Leqvio are currently ongoing, including two cardiovascular outcomes trials in secondary prevention, ORION-4 co-sponsored by Novartis and Oxford University and the Novartis-sponsored VICTORION-2-PREVENT.

In February 2013, we and The Medicines Company (acquired by Novartis in January 2020), or MDCO, entered into a license and collaboration agreement pursuant to which we granted to MDCO an exclusive, worldwide license to develop, manufacture and commercialize RNAi therapeutics targeting PCSK9 for the treatment of hypercholesterolemia and other human diseases, which we refer to as the MDCO agreement. Following its acquisition of MDCO, Novartis has all of the rights and obligations under the MDCO agreement. A description of the MDCO agreement is included below under the heading "Our Collaboration and Licensing Strategy."

Qfitlia (fitusiran) — Hemophilia

Hemophilia is a hereditary bleeding disorder characterized by an underlying defect in the ability to generate adequate levels of thrombin needed for effective fibrin clot formation, thereby resulting in recurrent bleeds into joints, muscles, and major internal organs. There are approximately 200,000 people living with hemophilia A and hemophilia B worldwide. Standard treatment for people with hemophilia currently involves replacement of the deficient clotting factor either as prophylaxis or on-demand therapy, which can lead to a temporary restoration of thrombin generation capacity. However, with current factor replacement treatments people with hemophilia are at risk of developing neutralizing antibodies, or inhibitors, to their replacement factor, a very serious complication affecting as many as one third of people with severe hemophilia A and a smaller fraction of people with hemophilia B. People who develop inhibitors become refractory to replacement factor therapy and are twice as likely to be hospitalized for a bleeding episode.

Antithrombin, or AT, acts by inactivating thrombin and other coagulation factors, and plays a key role in normal hemostasis by helping to limit the process of fibrin clot formation. Lowering AT may promote the generation of sufficient levels of thrombin needed to form an effective fibrin clot and prevent bleeding. This rationale is supported by human genetic data suggesting that co-inheritance of thrombophilic mutations, including AT deficiency, may ameliorate bleeding in hemophilia. We believe this approach is a unique and innovative strategy for preventing bleeding in people with hemophilia.

Qfitlia is a subcutaneously administered RNAi therapeutic targeting AT for the treatment of hemophilia A and B, with and without inhibitors, that is being advanced by our collaborator, Sanofi. Fitusiran is designed to lower levels of AT with the goal of promoting sufficient thrombin generation to prevent bleeding.

Qfitlia was approved by the FDA in March 2025 for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in adult and pediatric patients 12 years of age and older with hemophilia A or B, with or without factor VIII or IX inhibitors (neutralizing antibodies) and by China's NMPA in December 2025 for routine prophylaxis to prevent or reduce the frequency of bleeding episodes in pediatric patients 12 years of age and older and adults with severe hemophilia A or B with or without factor IX inhibitors. A regulatory submission for Qfitlia has also been completed in Brazil.

We have granted Sanofi global rights to develop and commercialize fitusiran and any back-up products. A description of our Sanofi collaboration, as well as the amended and restated AT3 License Terms, is included under the heading "Our Collaboration and Licensing Strategy."

Additional Late-Stage Clinical Development Programs

Zilebesiran — Hypertension

Hypertension is a complex multifactorial disease clinically defined by most major guidelines as a systolic blood pressure of above 140 mm Hg and/or a diastolic blood pressure greater than 90 mm Hg, although the American College of

Cardiology/American Heart Association guidelines define hypertension as a systolic blood pressure above 130 mm Hg and/or a diastolic blood pressure greater than 80 mm Hg. More than one billion people worldwide live with hypertension. In the U.S. alone, approximately 47 percent of adults live with hypertension, with more than half of patients on medication remaining above the blood pressure target level. Despite the availability of anti-hypertensive medications, there remains a significant unmet medical need, especially given the poor rates of adherence to existing daily oral medications and daily peak and trough effects, resulting in inconsistent blood pressure control and an increased risk for stroke, heart attack and premature death. In particular, there are a number of high unmet need settings where novel approaches to hypertension warrant additional development focus, including patients with poor medication adherence and in patients with high cardiovascular risk.

Zilebesiran is an investigational, subcutaneously administered RNAi therapeutic targeting angiotensinogen, or AGT, a protein that plays an important role in regulating blood pressure, that is in development for the treatment of hypertension in high unmet need populations. AGT is the most upstream precursor in the renin-angiotensin-aldosterone system, a cascade which has a demonstrated role in blood pressure regulation and its inhibition has well-established anti-hypertensive effects. Zilebesiran inhibits the synthesis of AGT in the liver, potentially leading to durable reductions in AGT protein and ultimately, in the vasoconstrictor angiotensin II.

In August 2025, we reported that our KARDIA-3 Phase 2 clinical trial, which was designed to evaluate the efficacy and safety of zilebesiran as an add-on therapy in adult patients with high cardiovascular risk and uncontrolled hypertension despite treatment with two to four standard of care antihypertensive medications, met the objective of informing the design, patient population, and dose for a global Phase 3 cardiovascular outcomes trial. In September 2025, we initiated a Phase 3 cardiovascular outcomes clinical trial, ZENITH (ZilebEsiraN CardIovascular OuTcome Study in Hypertension), which is designed to evaluate the potential of zilebesiran to reduce the risk of major adverse cardiovascular events in patients with uncontrolled hypertension on two or more antihypertensives, one being a diuretic.

In July 2023, we announced a collaboration with Roche to co-develop and co-commercialize zilebesiran. As part of our collaboration with Roche we are also developing ALN-AGT01 RVR-001, a reversal agent for zilebesiran using our REVERSIR platform. We initiated a Phase 1 clinical trial of ALN-AGT01 RVR-001 in healthy volunteers in November 2024. A description of the Roche Collaboration and License Agreement is included below under the heading "Our Collaboration and Licensing Strategy."

Cemdisiran — Complement-Mediated Diseases

The complement system plays a central role in immunity as a protective mechanism for host defense, but its dysregulation results in a broad range of human diseases including myasthenia gravis, paroxysmal nocturnal hemoglobinuria, and geographic atrophy, among others.

Cemdisiran is a subcutaneously administered, investigational RNAi therapeutic targeting the C5 component of the complement pathway in development for the treatment of complement-mediated diseases. In June 2024, we granted Regeneron global rights to develop, manufacture and commercialize cemdisiran as a monotherapy in addition to the license we previously granted Regeneron to develop, manufacture and commercialize cemdisiran in combination with anti-C5 antibodies. Regeneron is now solely responsible for development, manufacturing, and commercialization of cemdisiran as a monotherapy and in combination with anti-C5 antibodies. Regeneron is evaluating cemdisiran in combination with its anti-C5 monoclonal antibody, pozelimab, in a Phase 3 clinical trial in paroxysmal nocturnal hemoglobinuria and as a monotherapy and in combination with pozelimab in Phase 3 clinical trials in myasthenia gravis and geographic atrophy. In August 2025, Regeneron announced that cemdisiran monotherapy met the primary and key secondary endpoints in the Phase 3 NIMBLE clinical trial in generalized myasthenia gravis and that it is planning a U.S. regulatory submission for cemdisiran monotherapy in the first quarter of 2026, pending discussions with the FDA.

Elebsiran — Chronic Hepatitis Delta Virus Infection

Elebsiran (formerly ALN-HBV02 (VIR-2218)) is a subcutaneously administered, investigational RNAi therapeutic targeting the HBV genome for the treatment of chronic hepatitis delta, or CHD, which is being advanced by our collaborator, Vir Biotechnology, Inc., or Vir. Elebsiran is designed to inhibit expression of all HBV proteins, including hepatitis B surface antigen. CHD is the most severe form of chronic viral hepatitis and was recently classified as carcinogenic by the International Agency for Research on Cancer. People living with the disease rapidly progress to cirrhosis, liver failure, and liver-related death. There are currently no approved treatments in the U.S., and treatment options are limited in the EU and globally.

Vir is currently evaluating elebsiran in combination with tobevibart in multiple clinical trials as part of its ongoing ECLIPSE registrational program, including the ECLIPSE 1 Phase 3 clinical trial in CHD, which is fully enrolled with topline data expected in the fourth quarter of 2026, the ECLIPSE 2 Phase 3 clinical trial, which is evaluating the switch to the combination of elebsiran and tobevibart in patients who have not achieved undetectable hepatitis delta virus RNA with bulevirtide treatment, and the ECLIPSE 3 Phase 2b trial, which is evaluating the combination of elebsiran and tobevibart compared to bulevirtide monotherapy in bulevirtide treatment-naive patients. Topline data from ECLIPSE 2 and 3 are expected in the first quarter of 2027. In January 2026, Vir announced positive data from the ongoing Phase 2 SOLSTICE clinical trial in

CHD, in which the combination of tobevibart and elebsiran achieved an undetectable HDV RNA rate of 88% in a subset of participants evaluable at Week 96.

In March 2025, we and Vir entered into an amended and restated collaboration and license agreement relating to elebsiran, pursuant to which Vir remains solely responsible for the development, manufacturing and commercialization of elebsiran, and we remain entitled to receive milestone payments upon the achievement of specified regulatory and commercial milestones and royalties on net sales of elebsiran. In connection with the amended and restated agreement, Vir made a payment to us of $30.0 million, and we agreed not to opt into a profit-sharing arrangement with respect to elebsiran.

In June 2024 and December 2024, Vir announced that the FDA granted Fast Track designation and Breakthrough Therapy designation, respectively, for the combination of tobevibart and elebsiran for the treatment of CHD. In addition, the combination received PRIME designation from the EMA and European orphan drug designation in December 2024 for the same indication.

Early-Stage Clinical Development Programs

Mivelsiran — Cerebral Amyloid Angiopathy and Alzheimer's Disease

Mivelsiran is an investigational, intrathecally administered RNAi therapeutic targeting amyloid precursor protein, or APP, in development for the treatment of CAA and AD. Genetic mutations that increase production of APP or alter its cleavage cause early-onset CAA, early-onset AD, or both. Mivelsiran is designed to decrease APP mRNA in the CNS to decrease synthesis of APP protein and all downstream intracellular and extracellular APP-derived cleavage products, including amyloid beta, or Aβ. Reducing APP protein production is expected to reduce the secretion of Aβ peptides that aggregate into extracellular amyloid deposits in CAA and AD and reduce the intraneuronal APP cleavage products that may trigger the formation of neurofibrillary tangles and cause neuronal dysfunction in AD. Mivelsiran is the first program utilizing our C16 conjugate technology, which enables enhanced delivery to cells in the CNS, to enter clinical development.

In early 2022, we initiated a Phase 1 clinical trial of mivelsiran in patients with early-onset AD, and in April 2023 and July 2023, we reported positive interim results. In February 2024, we announced that the FDA had provided clearance to initiate Part B of the Phase 1 clinical trial at sites in the U.S. The FDA confirmed that multiple dosing in the Phase 1 clinical trial may proceed at doses up to 180 mg given every six months, which covers all dose regimens planned to be explored in Part B. A partial clinical hold remains in place in the U.S. for higher or more frequent dosing regimens. Part A has now been completed, and Part B is ongoing.

In July 2025, we announced positive Phase 1 single and multiple dose data from the Phase 1 clinical trial of mivelsiran in early-onset AD. Single and multiple doses of mivelsiran were generally well tolerated and demonstrate robust, durable, dose-dependent reductions of soluble amyloid precursor beta, or SAPPβ, in the cerebrospinal fluid. We expect to initiate a Phase 2 clinical trial of mivelsiran in patients with AD in the first half of 2026.

In July 2024, we announced we had initiated dosing in cAPPricron-1, a phase 2 clinical trial of mivelsiran in patients with CAA. Enrollment in cAPPricorn-1 is ongoing.

We have full global development and commercialization rights to mivelsiran in all indications, and we are responsible for all development and commercialization costs of mivelsiran other than Regeneron's share of the Phase 1 budget.

ALN-HTT02 — Huntington's Disease (HD)

HD is an inherited autosomal dominant neurodegenerative disease caused by abnormal expansion of cytosine-adenine-guanine repeats in exon 1 of the HTT gene, leading to production of aberrant mHTT proteins containing elongated polyglutamine tracts that are prone to aggregate in neurons. Typically, HD is an adult-onset degenerative disease with a protracted but relentlessly progressive course. The disease is characterized by a triad of symptom domains comprising behavioral/psychological, cognitive, and abnormal motor movements. These symptoms, in combination, lead to severe disability and morbidity, and ultimately to a bed-bound state followed by death. No pharmacological agent, approved or otherwise, provides long-lasting improvement in clinically meaningful outcomes.

ALN-HTT02 is an investigational, intrathecally administered RNAi therapeutic targeting huntingtin, or HTT, that is in development, in collaboration with Regeneron, for the treatment of HD. ALN-HTT02 is designed to target a conserved sequence in exon 1 of the HTT messenger RNA, thereby reducing the expression of all isoforms of HTT protein, including the shorter HTT1a isoform encoded by the first exon of the gene. HTT1a has been implicated as a key contributor to disease pathology but is missed by many HTT-lowering therapeutic strategies. Beyond the more inclusive exon 1 targeting strategy, our underlying C16-siRNA delivery platform may offer an opportunity to fully explore the potential efficacy of HTT-lowering via widespread distribution, deep and sustained lowering, and infrequent dosing regimens.

In September 2024, November 2024, February 2025, and October 2025 we presented nonclinical data supporting the tolerability of deep and sustained HTT-lowering in wild-type nonhuman primates after single and repeated intrathecal administration of ALN-HTT02. In October 2025, we initiated a Phase 1b clinical trial of ALN-HTT02 in adult patients with HD (NCT06585449) and expect to present initial data from this trial in the second half of 2026.

ALN-6400 — Bleeding Disorders

An estimated three million people in the U.S. are living with an inherited bleeding disorder. Many bleeding disorders have no approved treatments, and many of the treatments that are available are burdensome. The second most common inherited bleeding disorder, Hereditary Hemorrhagic Telangiectasia, or HHT, is a vascular bleeding disorder with no approved therapies. It is estimated to affect approximately 70,000 people in the U.S. and approximately 1.6 million people worldwide. Approximately 90% of patients with HHT experience recurrent nosebleeds, which can be severe and life threatening. The majority of patients with HHT also suffer from iron deficiency anemia, and GI bleeding and heavy menstrual bleeding are also common.

Plasminogen, or PLG, is a protein that is produced in the liver. Once PLG is converted to plasmin, it drives fibrinolysis, which is the breakdown of the fibrin mesh that stabilizes blood clots. ALN-6400 is a GalNAc-conjugated RNAi therapeutic that targets PLG. In preclinical studies, ALN-6400 has demonstrated a greater than 90% reduction in circulating PLG in non-human primates with no evidence of increased risk of thrombosis. We believe that with its mechanism of action, ALN-6400 has the potential to address a wide range of bleeding disorders.

In early 2025, we shared data from the first cohort of participants in a Phase 1 clinical trial in healthy volunteers, demonstrating favorable impact on an ex-vivo hemostasis assay. In late 2025, we initiated a Phase 2 clinical trial in patients with HHT, and we plan to share additional data from the Phase 1 clinical trial as well as report clinical proof of concept in HHT in the second half of 2026. We also intend to initiate a Phase 2 clinical trial in a second bleeding disorder in the first half of 2026.

Additional Early-Stage and Preclinical Programs

During 2026, we plan to file three or more new investigational new drug applications, or INDs, or CTAs from our organic product engine. We also intend to continue to build on our progress with extrahepatic delivery during 2026, advancing our CNS programs under our collaboration with Regeneron, as well as continuing to advance our other extrahepatic delivery initiatives, in support of our *Alnylam 2030* goal to expand to ten tissue types by the end of 2030.

Our Collaboration and Licensing Strategy

Our business strategy is to develop and commercialize a broad pipeline of RNAi therapeutic products directed across a broad range of disease areas and indications. As part of this strategy, we have entered into, and expect to enter into additional, collaboration and licensing agreements as a means of accessing resources and capabilities to advance our investigational RNAi therapeutic programs. Our collaboration strategy is to form collaborations that create significant value for ourselves and our collaborators in the advancement of RNAi therapeutics. We expect these collaborations to provide us with research and development support, sales and marketing support and/or financial support.

Below is a brief description of our key collaborations.

Product Collaborations

Roche. In July 2023, we entered into the Roche Collaboration and License Agreement, pursuant to which we and Roche established a worldwide, strategic collaboration for the joint development of pharmaceutical products containing zilebesiran. Under the Roche Collaboration and License Agreement, we granted to Roche (i) co-exclusive rights to develop zilebesiran worldwide and commercialize zilebesiran in the U.S., (ii) exclusive rights to commercialize zilebesiran outside of the U.S., and (iii) non-exclusive rights to manufacture zilebesiran for the development and commercialization of zilebesiran outside of the U.S. Roche made an upfront payment of $310.0 million and in April 2024 we achieved the development milestone associated with the dosing of the first patient in the KARDIA-3 Phase 2 clinical trial and received a $65.0 million development milestone payment from Roche. In September 2025, we achieved the development milestone associated with dosing the first patient in the ZENITH Phase 3 clinical trial and received a $300 million development milestone payment from Roche. In addition, we are eligible to receive up to an additional $2.15 billion in contingent payments based on the achievement of specified development, regulatory and sales-based milestones. We are responsible for forty percent (40%), and Roche is responsible for sixty percent (60%), of development costs incurred in the conduct of development activities that support regulatory approval of zilebesiran globally. We and Roche share equally (50/50) all costs incurred in connection with development activities that are conducted primarily to support regulatory approval of zilebesiran in the U.S. if incremental development activities are needed. Roche will be solely responsible for costs incurred in connection with commercialization of zilebesiran outside of the U.S. and will pay us tiered, low double digit royalties based on net sales of zilebesiran on a country-by-country basis outside of the U.S. during the royalty term. We and Roche will share equally (50/50) profits and losses (including commercialization costs) of zilebesiran in the U.S.

For more information regarding the Roche Collaboration and License Agreement, including the ongoing or expected financial and accounting impact on our business, please see Note 4, Net Revenues from Collaborations, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Regeneron. In April 2019, we entered into a global, strategic collaboration with Regeneron to discover, develop and commercialize RNAi therapeutics for a broad range of diseases by addressing therapeutic targets expressed in the eye and CNS, in addition to a select number of targets expressed in the liver, which we refer to as the Regeneron Collaboration. The Regeneron Collaboration is governed by a Master Agreement, referred to as the Regeneron Master Agreement, which became effective in May 2019.

Under the terms of the Regeneron Collaboration, we are working exclusively with Regeneron to discover RNAi therapeutics for eye and CNS diseases and a select number of target genes expressed in the liver for an initial research period, which we refer to as the Initial Research Term. The Initial Research Term will expire in May 2026.

Regeneron leads development and commercialization for all programs targeting eye diseases (subject to limited exceptions), entitling us to certain potential milestone and royalty payments pursuant to the terms of a license agreement, the form of which has been agreed upon by the parties. We and Regeneron are alternating leadership on CNS and liver programs, with the lead party retaining global development and commercial responsibility.

In August 2019, in connection with the Regeneron Master Agreement, we and Regeneron entered into (i) a co-co collaboration agreement covering the development of cemdisiran, our C5 siRNA, as a monotherapy for C5 complement-mediated diseases, or the C5 Co-Co Collaboration Agreement, and (ii) a license agreement to evaluate anti-C5 antibody-siRNA combinations for C5 complement-mediated diseases including evaluating the combination of Regeneron's pozelimab and cemdisiran, or the C5 License Agreement. In June 2024, we entered into an amended and restated C5 License Agreement, or the Amended C5 License Agreement, which terminated the C5 Co-Co Collaboration Agreement and granted Regeneron a worldwide license to cemdisiran as a monotherapy in addition to the license to cemdisiran in combination with anti-C5 antibodies. Through the Amended C5 License Agreement, Regeneron is now solely responsible for development, manufacturing, and commercialization of cemdisiran as a monotherapy and in combination with anti-C5 antibodies. Regeneron provided us with an upfront payment of $10.0 million and we will receive certain milestone payments upon receipt of regulatory approval for cemdisiran as a monotherapy, and tiered, double-digit royalties on net sales. The Amended C5 License Agreement did not change our rights to receive low double-digit royalties and commercial milestones of up to $325.0 million on any potential product sales if cemdisiran is used as part of a combination product.

In May 2024, Regeneron notified us of its decision to opt out of the further co-development of mivelsiran, an investigational RNAi therapeutic in development for the treatment of hereditary CAA and autosomal dominant Alzheimer's Disease under our co-co collaboration agreement with respect to mivelsiran. As a result of Regeneron's opt-out, we now have full global development and commercialization rights to mivelsiran in all indications, and we are responsible for all development and commercialization costs of mivelsiran other than Regeneron's share of the then-current Phase 1 budget. Regeneron will no longer share potential future profits from sales of mivelsiran with us, although we remain subject to certain financial obligations to Regeneron under the mivelsiran co-co collaboration agreement. We continue to advance multiple other programs with Regeneron.

For more information regarding the Regeneron Collaboration, including the ongoing or expected financial and accounting impact on our business, please see Note 4, Net Revenues from Collaborations, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Sanofi. We formed a broad strategic alliance with Sanofi in 2014. In January 2018, we and Sanofi amended our 2014 collaboration and entered into the Exclusive License Agreement, referred to as the Exclusive TTR License, under which we were granted exclusive rights to pursue the further global development and commercialization of TTR products, including ONPATTRO, AMVUTTRA and certain back-up products, and the ALN-AT3 Global License Terms, referred to as the AT3 License Terms, under which Sanofi has the exclusive right to pursue the further global development and commercialization of Qfitlia and certain back-up products. Under the Exclusive TTR License, Sanofi is eligible to receive (i) royalties up to 25% increasing over time, based on annual net sales of ONPATTRO in territories excluding the U.S., Canada and Western Europe, provided royalties on annual net sales of ONPATTRO in Japan were set at 25% beginning at the effective date of the Exclusive TTR License and (ii) tiered royalties on global annual net sales of AMVUTTRA across all indications in the following tiers: 15% of global annual net sales of $0 to $150.0 million; 17.5% of global annual net sales greater than $150.0 million to $300.0 million; 20% of global annual net sales greater than $300.0 million to $500.0 million; 25% of global annual net sales greater than $500.0 million to $1.50 billion; and 30% of global annual net sales in excess of $1.50 billion. In April 2019, we and Sanofi amended and restated the AT3 License Terms to modify certain of the business terms. The material collaboration terms for Qfitlia were unchanged. Under the amended and restated AT3 License Terms, we are eligible to receive tiered royalties on global annual net sales of Qfitlia by Sanofi, its affiliates and its sublicensees. The royalty tiers and amounts that we are eligible to receive on global annual net sales of Qfitlia are the same as the royalty tiers and amounts that we owe to Sanofi on global annual net sales of AMVUTTRA.

Novartis. In February 2013, we entered into an exclusive, worldwide license with MDCO (acquired by Novartis AG in January 2020) pursuant to which MDCO was granted the right to develop, manufacture and commercialize RNAi therapeutics targeting proprotein convertase subtilisin/kexin type 9 for the treatment of hypercholesterolemia and other human diseases, including Leqvio.

For more information regarding the MDCO agreement, including its ongoing financial and accounting impact on our business, please see Note 4, Net Revenues from Collaborations, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Strategic Financing Collaboration

The Blackstone Group Inc. In April 2020, we entered into a strategic financing collaboration with certain affiliates of Blackstone to accelerate our advancement of RNAi therapeutics. As part of the collaboration, Blackstone provided us with $1.00 billion to acquire 50% of royalties and 75% of commercial milestones payable to us in connection with sales of Leqvio and agreed to provide up to $150.0 million in funding towards the development of vutrisiran and zilebesiran pursuant to a co-development agreement that was executed in August 2020. In November 2021, Blackstone opted in to Phase 2 clinical trial funding of zilebesiran and has funded $26.0 million in Phase 2 development costs of zilebesiran. In February 2025, Blackstone opted in to fund up to $54.0 million of Phase 3 clinical trial development costs for zilebesiran. As consideration for Blackstone's funding under the co-development agreement, we have agreed to pay Blackstone Life Sciences fixed success-based payments upon achievement of specific milestones for vutrisiran and zilebesiran, as well as a 1% royalty on net sales of vutrisiran for ten years. Please see Note 9, Liabilities Related To The Sale Of Future Royalties And Development Funding, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional details on our transaction with Blackstone, including its ongoing financial and accounting impact on our business.

Other Collaboration and License Agreements

We intend to continue to evaluate and explore opportunities through collaboration and licensing arrangements, and may enter into new collaborations to advance certain products or disease areas. We also have entered into license agreements to obtain rights to intellectual property in the field of RNAi. In addition, because delivery of RNAi therapeutics has historically been an important objective of our research activities, we have entered into various collaboration and licensing arrangements with other companies and academic institutions to gain access to delivery technologies, including various LNP delivery technologies, and we may enter into such agreements in the future to gain access to products or technologies.

Below is a brief description of certain of our other collaboration and license agreements.

PeptiDream, Inc. In July 2021, we entered into a license and collaboration agreement with PeptiDream to discover and develop peptide-siRNA conjugates to create multiple opportunities to deliver RNAi therapeutics to tissues outside the liver. Through this collaboration, we are collaborating with PeptiDream to select and optimize peptides for targeted delivery of small siRNA molecules to a wide range of cell types and tissues via specific interactions with receptors expressed on the target cells. In December 2025, PeptiDream announced the achievement of a preclinical development milestone as part of the collaboration.

Dicerna Pharmaceuticals, Inc. In April 2020, we and Dicerna entered into a Patent Cross-License Agreement, pursuant to which each party agreed to cross-license its respective intellectual property related to our lumasiran program and Dicerna's nedosiran program, each for the treatment of PH.

Ionis Pharmaceuticals, Inc. In January 2015, we and Ionis Pharmaceuticals, Inc., or Ionis, entered into a second amended and restated strategic collaboration and license agreement, which we further amended in July 2015, or the 2015 Ionis agreement. The 2015 Ionis agreement provides for certain exclusive cross-licenses of intellectual property on eight disease targets, providing each company with exclusive RNA therapeutic license rights for four programs, and extended the parties' existing non-exclusive technology cross-license through April 2019. Pursuant to the 2015 Ionis agreement, Ionis granted to us an exclusive, low single-digit royalty-bearing license to its chemistry, motif, mechanism and target-specific intellectual property for oligonucleotide therapeutics against four targets. In exchange, we granted to Ionis an exclusive, low single-digit royalty-bearing license to our chemistry, motif, mechanism and target-specific intellectual property for oligonucleotide therapeutics against four targets. Under the original agreement, Ionis licensed to us its patent estate related to antisense motifs and mechanisms and oligonucleotide chemistry for double-stranded RNAi products in exchange for a technology access fee, participation in fees for our collaboration programs and future milestone and royalty payments from us for programs that incorporate Ionis' intellectual property. We have the right to use Ionis' intellectual property in our development programs or in collaborations, and Ionis agreed not to grant licenses under these patents to any other organization for the discovery, development and commercialization of double-stranded RNA products designed to work through an RNAi mechanism, except in the context of a collaboration in which Ionis plays an active role. In turn, in exchange for option fees, and future milestone and royalty payments from Ionis for RNAi programs that incorporate certain of our intellectual property, we non-exclusively licensed to Ionis our patent estate relating to antisense motifs and mechanisms and oligonucleotide chemistry to research, develop and commercialize single-stranded antisense therapeutics, single stranded RNAi therapeutics and to research double-stranded RNAi compounds. Ionis also received a license to develop and commercialize double-stranded RNAi drugs targeting a limited number of therapeutic targets on a non-exclusive basis.

Intellectual Property, Proprietary Rights and Exclusivities

We have devoted considerable effort and resources through both in-licensing and filing patent applications on our own inventions, as well as protecting our trade secrets and know-how to establish what we believe to be a strong intellectual property position relevant to RNAi therapeutic products and delivery technologies. In this regard, we have amassed a portfolio of patents, patent applications and other intellectual property covering:

- fundamental aspects of the structure and uses of siRNAs, including their use as therapeutics, and RNAi-related mechanisms;

- chemical modifications to siRNAs that improve their suitability for therapeutic and other uses;

- compositions of siRNAs directed to specific targets as well as their methods of use, including as therapeutics and diagnostics;

- delivery technologies, such as in the fields of siRNA conjugates, including carbohydrate, lipophilic and other conjugates as well as cationic liposomes and other delivery vehicles; and

- all aspects of our development candidates and marketed products, with an additional level of protection for trademarks related to our marketed products.

In addition to patents and trademarks for our marketed products, we seek to obtain all available regulatory exclusivities for our marketed products, including data and orphan exclusivities in the relevant jurisdictions.

Key Patents and Regulatory Exclusivities

We typically obtain protection of our product candidates with patents and patent applications directed to compositions of matter and their uses. Below is a summary of selected granted patents that we own or control covering products marketed by us in the U.S. and Europe.

ONPATTRO

Patent Number	Country/Region*	Patent Type	Expiration Date**	Owner/Licensor
8168775	United States	Compositions of Matter & Methods of Use	8/10/2032	Alnylam
8741866	United States	Compositions of Matter & Methods of Use	10/20/2029	Alnylam
9234196	United States	Compositions of Matter & Methods of Use	10/20/2029	Alnylam
8802644	United States	Compositions of Matter & Methods of Use	10/21/2030	Arbutus Biopharma
8158601	United States	Compositions of Matter & Methods of Use	11/10/2030	Arbutus Biopharma
2937418	Europe	Compositions of Matter & Methods of Use	8/28/2033	Alnylam
2344639	Europe	Compositions of Matter & Methods of Use	10/20/2029	Alnylam
2440183	Europe	Compositions of Matter	10/21/2030	Arbutus Biopharma

_____

* Shown here are selected granted patents in the U.S. and Europe. Additional granted and pending patents in the U.S., Europe and other countries may be available.

** Expiration dates listed here include any granted or anticipated patent term extensions and supplemental protection certificates but exclude any pediatric extensions that may be available.

In connection with our EMA approval on August 26, 2018, the EMA granted ONPATTRO marketing exclusivity and orphan drug exclusivity, or ODE, until August 26, 2028.

AMVUTTRA

Patent Number	Country/Region*	Patent Type	Expiration Date**	Owner/Licensor
8106022	United States	Compositions of Matter & Methods of Use	12/12/2029	Alnylam
8828956	United States	Compositions of Matter & Methods of Use	12/4/2028	Alnylam
9370581	United States	Compositions of Matter & Methods of Use	12/4/2028	Alnylam
9399775	United States	Compositions of Matter & Methods of Use	11/16/2032	Alnylam
10131907	United States	Compositions of Matter & Methods of Use	8/24/2028	Alnylam
10208307	United States	Compositions of Matter & Methods of Use	7/28/2036	Alnylam
10570391	United States	Compositions of Matter	11/16/2032	Alnylam
10612024	United States	Compositions of Matter & Methods of Use	8/14/2035	Alnylam
10683501	United States	Methods of Use	7/28/2036	Alnylam
10806791	United States	Compositions of Matter	12/4/2028	Alnylam
11286486	United States	Methods of Use	7/28/2036	Alnylam
11401517	United States	Compositions of Matter & Methods of Use	8/14/2035	Alnylam
3301177	Europe	Compositions of Matter & Methods of Use	11/16/2032	Alnylam
3329002	Europe	Compositions of Matter & Methods of Use	7/28/2036	Alnylam

* Shown here are selected granted patents in the U.S. and Europe. Additional granted and pending patents in the U.S., Europe and other countries may be available.

** Expiration dates listed here do not account for any patent term extensions, supplemental protection certificates or pediatric extensions that may be available.

In connection with its FDA approval on June 13, 2022, AMVUTTRA received new chemical entity, or NCE, exclusivity until June 13, 2027. AMVUTTRA was also granted ODE for hATTR-PN until June 13, 2029, and for ATTR-CM until March 20, 2032 (this date is not yet updated in the FDA's administrative databases).

On September 15, 2022, the EMA approved AMVUTTRA for the treatment of hATTR-PN, and subsequently extended the indication to ATTR-CM in June 2025. In connection with these approvals, AMVUTTRA benefits from eight years of data exclusivity, which expires on September 16, 2030; ten years of market protection, which expires on September 16, 2032; and ten years of orphan market exclusivity, which expires on September 16, 2032.

GIVLAARI

Patent Number	Country/Region*	Patent Type	Expiration Date**	Owner/Licensor
8106022	United States	Compositions of Matter & Methods of Use	12/12/2029	Alnylam
8828956	United States	Compositions of Matter & Methods of Use	12/4/2028	Alnylam
9133461	United States	Compositions of Matter & Methods of Use	5/14/2033	Alnylam/Icahn School of Medicine at Mount Sinai
9631193	United States	Methods of Use	3/15/2033	Alnylam/Icahn School of Medicine at Mount Sinai
10119143	United States	Compositions of Matter & Methods of Use	10/3/2034	Alnylam/Icahn School of Medicine at Mount Sinai
10125364	United States	Compositions of Matter & Methods of Use	3/15/2033	Alnylam/Icahn School of Medicine at Mount Sinai
10131907	United States	Compositions of Matter & Methods of Use	8/24/2028	Alnylam
2836595	Europe	Compositions of Matter & Methods of Use	4/10/2033	Alnylam/Icahn School of Medicine at Mount Sinai

* Shown here are selected granted patents in the U.S. and Europe. Additional granted and pending patents in the U.S., Europe and other countries may be available.
** Expiration dates listed here do not account for any patent term extensions, supplemental protection certificates or pediatric extensions that may be available.

In addition, in connection with our FDA approval on November 20, 2019, the FDA granted GIVLAARI ODE until November 20, 2026. In connection with our EMA approval on March 2, 2020, the EMA granted GIVLAARI Marketing Exclusivity and ODE until March 2, 2030.

OXLUMO

Patent Number	Country/Region*	Patent Type	Expiration Date**	Owner/Licensor
8106022	United States	Compositions of Matter & Methods of Use	12/12/2029	Alnylam
8828956	United States	Compositions of Matter & Methods of Use	12/4/2028	Alnylam
9828606	United States	Compositions of Matter	12/26/2034	Dicerna Pharmaceuticals
10131907	United States	Compositions of Matter & Methods of Use	8/24/2028	Alnylam
10435692	United States	Methods of Use	12/26/2034	Dicerna Pharmaceuticals
10465195	United States	Compositions of Matter & Methods of Use	12/26/2034	Dicerna Pharmaceuticals
10478500	United States	Compositions of Matter & Methods of Use	10/9/2035	Alnylam
10487330	United States	Compositions of Matter & Methods of Use	12/26/2034	Dicerna Pharmaceuticals
10612024	United States	Compositions of Matter	8/14/2035	Alnylam
10612027	United States	Compositions of Matter & Methods of Use	8/14/2035	Alnylam
3087184	Europe	Compositions of Matter	12/26/2034	Dicerna Pharmaceuticals

* Shown here are selected granted patents in the U.S. and Europe. Additional granted and pending patents in the U.S., Europe and other countries may be available.
** Expiration dates listed here do not account for any patent term extensions, supplemental protection certificates or pediatric extensions that may be available.

In addition, in connection with our FDA approval on November 23, 2020, the FDA granted OXLUMO ODE until November 23, 2027. In connection with our EMA approval on November 19, 2020, the EMA granted OXLUMO Marketing Exclusivity and ODE until November 19, 2030.

Trademarks

We file trademarks to protect our corporate brand and our products. Typically, we file trademark applications in the U.S., Europe and elsewhere in the world as appropriate. In addition to multiple pending trademark applications in the U.S. and other major countries, we have registered trademarks in the U.S., including but not limited to Alnylam® and the Alnylam logo, as well as AMVUTTRA® and the AMVUTTRA logo, ONPATTRO® and the ONPATTRO logo, GIVLAARI® and the GIVLAARI logo and OXLUMO® and the OXLUMO logo.

Competition

Competition in the pharmaceutical marketplace remains intense, with hundreds of companies competing to discover, develop, and market new drugs. For our marketed and discovery assets, we face a broad spectrum of current and potential competitors, ranging from very large, global pharmaceutical companies with significant resources, to biotechnology companies with resources and expertise comparable to our own, to smaller biotechnology companies with fewer resources and less expertise than those we currently possess. We believe that for most or all of our drug development programs, there will be one or more competing programs being marketed and/or under development at other companies.

The competition we face can be grouped into three broad categories:

- other companies working to develop RNAi and microRNA therapeutic products;
- companies developing technology known as antisense, which, like RNAi, attempts to silence the activity of specific genes by targeting the mRNAs copied from them; and

- marketed products and development programs for therapeutics that treat the same diseases for which we are marketing products or developing treatments.

As RNAi therapies expand beyond rare diseases to other more common conditions, an increasing number of other companies are investing in and developing RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNAs as drugs. Others are following a gene therapy approach, with the goal of treating patients with synthetic, exogenously introduced genes designed to produce siRNA-like molecules within cells.

Companies working on chemically synthesized siRNAs include but are not limited to ADARx Pharmaceuticals, Inc., or ADARx, Amgen Inc., Argo Biopharmaceutical Co., Ltd., or Argo, Aro Biotherapeutics, Arrowhead Pharmaceuticals, Inc., or Arrowhead, AstraZeneca plc, or AstraZeneca, Dyne Therapeutics, Inc., Eli Lilly and Company, GlaxoSmithKline plc, Novartis, Novo Nordisk A/S, or Novo Nordisk, SanegeneBio, Sarepta Therapeutics, Inc., Silence Therapeutics plc, Takeda Pharmaceutical Company Ltd., and Wave Life Sciences Ltd., as well as our collaborators Regeneron, Roche, Sanofi and Vir.

The competitive landscape continues to expand, and we expect that additional companies will initiate programs focused on the development of RNAi therapeutic products using the approaches described above, as well as potentially new approaches that may result in more rapid development of RNAi therapeutics or more effective technologies for RNAi drug development or delivery.

Competing Drugs for Our Marketed Products and Late-Stage Investigational RNAi Therapeutics

ATTR Amyloidosis Franchise. ATTR amyloidosis is an underdiagnosed, rapidly progressive, debilitating and fatal disease caused by misfolded TTR proteins, which accumulate as amyloid deposits in various parts of the body, including the nerves, heart and gastrointestinal tract. Patients may present with polyneuropathy, cardiomyopathy, or both manifestations of disease.

hATTR Amyloidosis with Polyneuropathy (hATTR-PN). In addition to ONPATTRO and AMVUTTRA, currently approved therapies to treat hATTR-PN include WAINUA (eplontersen) marketed by Ionis and AstraZeneca, and TEGSEDI (inotersen, not available in the U.S.) marketed by Ionis. There are a number of product candidates in clinical development for the treatment of hATTR-PN, including nexiguran ziclumeran (nex-z, formerly NTLA-2001) which is being developed by Intellia Therapeutics, Inc., or Intellia, and Regeneron and is in Phase 3 clinical development; and ART-001 which is being developed by Accuredit Therapeutics and is in Phase 2 clinical development (China only); and YOLT-201 which is being developed by YolTech Therapeutics Co., Ltd., or YolTech, and is planned for Phase 3 clinical development after recent completion of its Phase 2 clinical study (China only).

ATTR Amyloidosis with Cardiomyopathy (ATTR-CM). In addition to AMVUTTRA, currently approved therapies to treat ATTR-CM include VYNDAQEL/VYNDAMAX (tafamidis) marketed by Pfizer Inc. and ATTRUBY (acoramidis) marketed by BridgeBio Pharma, Inc., or BridgeBio in the U.S. and Beyonttra (acoramidis) marketed by Bayer AG in Europe and Alexion Pharmaceuticals, Inc., a subsidiary of AstraZeneca, or Alexion, in Japan. Additionally, there are a number of other product candidates in clinical development, including WAINUA (eplontersen), which is being developed by AstraZeneca and Ionis and is in Phase 3 clinical development, nexiguran ziclumeran (nex-z, formerly NTLA-2001) which is being developed by Intellia and Regeneron and is in Phase 3 clinical development; cliramitug (formerly ALXN2220/NI006) which is being developed by Neurimmune AG and Alexion and is in Phase 3 clinical development; coramitug (NNC-6019-0001) which is being developed by Novo Nordisk and is in Phase 3 clinical development; ART-001 which is being developed by Accuredit Therapeutics and is in Phase 2 clinical development (China only); YOLT-201 which is being developed by YolTech and is in Phase 2 clinical development (China only); AT-02 which is being developed by Attralus, Inc. and is in Phase 1 clinical development; and BPR-30221616 which is being developed by Chengdu Beite Pharma and is in Phase 1 clinical development (China only).

Acute Hepatic Porphyria. GIVLAARI is currently the only approved therapy for prophylactic treatment of AHP in the U.S. and EU. Nevertheless, Recordati S.p.A has two products, PANHEMATIN and NORMOSANG, that are approved in the U.S. and EU, respectively, for the treatment of acute porphyria attacks, and some physicians may prescribe these therapies off-label for the prophylactic treatment of AHP.

Primary Hyperoxaluria. In addition to OXLUMO, Novo Nordisk's RIVFLOZA (nedosiran) is approved in the U.S. for treatment of PH1 to lower urinary oxalate levels in children nine years of age and older and adults with relatively preserved kidney function. Other currently used treatments include hyper-hydration, vitamin B6, oral citrate, and dual liver/kidney transplantation. Transplantation is a costly and invasive procedure and carries significant morbidity and mortality risk. In addition, several companies have investigational drugs in clinical development for the treatment of primary hyperoxaluria, including stiripentol which is being developed by Biocodex, Inc. in collaboration with M8 Pharmaceuticals, Inc.; ABO-101 which is being developed by Arbor Biotech and Chiesi Group; and YOLT-203 which is being developed by YolTech (China only). We believe that these approved products and product candidates, if approved, could compete with OXLUMO.

Hypercholesterolemia. In addition to Leqvio, several companies have approved products for the treatment of hypercholesterolemia, including Amgen Inc. (REPATHA), Sanofi S.A. (PRALUENT), Amarin Corporation (VASCEPA), Esperion Therapeutics, Inc. (NEXLETOL), and Regeneron (EVKEEZA). In 2025, regulatory approvals were granted for two PCSK9 inhibitors for the treatment of primary hypercholesterolemia, including U.S. FDA approval of lerodalcibep

(LEROCHOL) from LIB Therapeutics, LLC and Chinese NMPA approval of recaticimab from Jiangsu Hengrui Pharmaceuticals Co., Ltd. There are also several companies with investigational drugs in varying stages of clinical development for the treatment of hypercholesterolemia, including Merck & Co., Inc., Jiangsu Hengrui Pharmaceuticals Co., Ltd., AstraZeneca, Arrowhead, Ahn-Gook Pharmaceuticals Co., Ltd., AddPharma, Inc., Hasten Biopharmaceutical Co., Ltd., Visirna Therapeutics HK Limited, and Verve Therapeutics, Inc.

Hemophilia. In addition to Qfitlia, there are several approved products for the treatment of hemophilia, including: Factor VIII replacement products, Factor IX replacement products, factor replacement products with extended half-lives, anti-TFPI products and a bispecific antibody that mimics Factor VIII. For the treatment of individuals with inhibitors, there is an approved Factor VIIa replacement product, two anti-TFPI products, an activated prothrombin complex concentrate, as well as a bispecific antibody that mimics Factor VIII. In addition, new, innovative molecules have been approved or are currently in development for treatment of hemophilia A and B, both with and without inhibitors. BioMarin's ROCTAVIAN is approved for the treatment of Hemophilia A. ROCTAVIAN is a gene therapy that uses virus-like particles to deliver a functional section of a particular gene into the liver cells of a person with hemophilia. A number of companies are also actively developing similar gene therapy products for the treatment of hemophilia. We believe that these approved products and product candidates compete with Qfitlia.

Hypertension. There are multiple approved hypertension treatments, including angiotensin-converting enzyme inhibitors, angiotensin II receptor blockers, calcium channel blockers, diuretics, beta blockers, mineralocorticoid receptor antagonists, and Idorsia Pharmaceuticals Ltd.'s Tryvio. Several companies have treatments in development for uncontrolled or resistant hypertension. Aldosterone synthase inhibitors, or ASIs, have emerged as a new class of therapeutics, with AstraZeneca and Mineralys Therapeutics Inc. submitting NDAs to the FDA for baxdrostat and lorundrostat, respectively. Additionally, AstraZeneca and Boehringer Ingelheim International GmbH are both investigating ASIs in combination with SGLT2 inhibitors in patients with hypertension and other comorbidities. There are also angiotensinogen-targeting siRNAs in development from Argo (in collaboration with Novartis), ADARx and Sanegene (in collaboration with Innovent Biologics, Inc.). We believe that these approved products and product candidates could compete with zilebesiran, if zilebesiran receives regulatory approval.

Myasthenia Gravis. In addition to standard symptomatic or broad immunosuppressive therapies such as pyridostigmine, corticosteroids, azathioprine, and mycophenolate mofetil, several targeted products have been approved for the treatment of generalized myasthenia gravis, or gMG. These include complement C5 inhibitors such as SOLIRIS and ULTOMIRIS (Alexion) and ZILBRYSQ (UCB S.A.), as well as neonatal Fc receptor inhibitors including VYVGART (argenx SE), RYSTIGGO (UCB S.A.), and IMAAVY (Johnson & Johnson). UPLIZNA (Amgen Inc.), a CD19-targeted B-cell-depleting antibody, is also approved for the treatment of gMG. Several companies have assets in late-stage clinical development for gMG, including Alexion (gefurulimab), Novartis (remibrutinib), and EMD Serono, Inc. (cladribine). We believe that these approved products and product candidates could compete with cemdisiran, if cemdisiran receives regulatory approval.

Regulatory Matters

U.S. Regulatory Considerations

The research, testing, approval, manufacture and marketing of drug products and their delivery systems, as well as their pricing (including discounts and rebates) and price reporting are extensively regulated in the U.S. and the rest of the world. In the U.S., drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations govern, among other things, the research, development, testing, approval, manufacture, storage, record keeping, reporting, labeling, advertising, promotion, marketing, import, export, and distribution of drug products. Regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted by the FDA or comparable foreign regulations, or if guidance or interpretations will change. Failure to comply with the applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and the inability to obtain or maintain required approvals to test or market drug products. These sanctions could include, among other things, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, exclusion from participation in government programs or contracts, clinical holds, injunctions, fines, civil penalties or criminal prosecution.

New Drug Development Process

The steps ordinarily required before a new drug product may be marketed in the U.S. include:

- completion of nonclinical laboratory tests, animal tests and formulation studies conducted according to good laboratory practices, or GLP, and applicable regulations;

- the submission to the FDA of an IND, which must become effective prior to commencement of clinical testing in the U.S.;

- approval by an institutional review board, or IRB, representing each clinical site before each trial may be initiated;

- completion of adequate and well-controlled clinical trials in accordance with good clinical practices, or GCP, to establish that the drug product is safe and effective for the indication and other conditions of use for which FDA approval is sought;

- submission to the FDA of an NDA (or supplemental NDA for approved products);

- satisfactory completion of a pre-approval FDA inspection of the manufacturing facility or facilities at which the product will be produced to assess compliance with current good manufacturing practices, or cGMP; and

- FDA review and approval of the NDA (or supplemental NDA for approved products).

Satisfaction of the FDA's pre-market approval requirements typically takes several years, but may vary substantially depending upon the complexity of the product and the nature of the disease. Government regulation may delay, limit or prevent marketing of product candidates for a considerable period of time and impose costly procedures on a company's activities. Success in early-stage clinical trials does not necessarily assure success in later-stage clinical trials. Data obtained from clinical activities, including but not limited to the data derived from our clinical trials for product candidates, are not always conclusive and may be subject to alternative interpretations that could delay, limit or even prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product, including new safety risks from commercial use, clinical or nonclinical data or manufacturing issues, may result in restrictions on the product or even complete withdrawal of the product from the market.

Once a drug candidate is selected for development, it enters the nonclinical testing stage. Nonclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal pharmacology and toxicology studies. The conduct of the nonclinical tests and formulation of compounds for testing must comply with applicable regulations and requirements, including in some cases the FDA's GLP requirements and the Animal Welfare Act. The results of nonclinical testing are submitted to the FDA as part of an IND, together with chemistry, manufacturing and controls information, analytical and stability data, a proposed clinical trial protocol and other information. Clinical testing in humans may not commence until an IND is in effect. Nonclinical testing typically continues even after the IND is submitted.

An IND becomes effective 30 days after receipt by the FDA unless the FDA notifies the sponsor that the proposed investigation(s) are subject to a clinical hold. If the FDA imposes a clinical hold, or partial clinical hold, the FDA's concerns must be resolved prior to the commencement of clinical trials, or the FDA can enforce other changes to the clinical development program or clinical trial(s). The IND review process can result in substantial delay and expense. If the FDA accepts the IND, the drug can then be studied in human clinical trials to determine if the product candidate is safe and effective.

Clinical trials involve the administration of an investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical studies are conducted under protocols detailing, among other things, the objectives of the trial and the safety and effectiveness criteria to be evaluated. Each protocol involving testing on human subjects in the U.S. must be submitted to the FDA as part of the IND. In addition, clinical trials must be conducted in compliance with federal regulations and requirements, including GCP, to assure data integrity and protect the rights, safety and well-being of trial participants. These requirements include, among other things, that all research subjects must provide their informed consent prior to participating in any clinical study and that each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations.

Clinical trials to support NDAs are typically conducted in three sequential phases, which may overlap or be combined.

- In Phase 1, the initial introduction of the drug into a limited number of healthy human subjects or patients, the drug is tested primarily to assess safety, tolerability, pharmacokinetics, pharmacological actions and metabolism associated with increasing doses.

- Phase 2 usually involves trials in a limited patient population with the specified disease or condition the drug is intended to treat to assess the optimum dosage and dose regimen, identify possible adverse effects and safety risks, and to preliminarily evaluate the efficacy of the drug in the indication being studied.

- Phase 3 clinical trials further evaluate the drug's clinical efficacy, side effects and safety in an expanded patient population, typically at geographically dispersed clinical trial sites, to establish the overall benefit-risk relationship of the drug and to provide an adequate basis for regulatory approval and labeling of the drug.

Phase 1, Phase 2 or Phase 3 testing of any drug candidates may not be completed successfully within any specified time period, if at all. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently in other situations, and the occurrence of serious adverse events must also be reported. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Finally, sponsors are required to publicly disseminate information about certain ongoing and completed clinical trials on ClinicalTrials.gov, a government website administered by the National Institutes of Health, or NIH.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

New Drug Applications

We believe that any RNAi product candidate we develop, whether for the treatment of ATTR amyloidosis, AHP, PH1, hypercholesterolemia or the various indications targeted in our clinical development or nonclinical discovery programs, will be regulated by the FDA as a new drug that is not considered to be a biologic, and thus will require an NDA rather than a biologics license agreement, or BLA. FDA approval of an NDA is required before commercial distribution of a new drug may begin in the U.S. An NDA must include the results of extensive nonclinical, clinical and other testing, as described above, a compilation of data relating to the product's pharmacology, information related to the product's chemistry and manufacturing, proposed labeling and other information.

In addition, under the Pediatric Research Equity Act of 2023, or PREA, an NDA for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration typically must contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, although deferrals or full or partial waivers may be available in some circumstances.

The cost of preparing and submitting an NDA is substantial. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by an application fee. For fiscal year 2026, the application fee for each NDA requiring clinical data is approximately $4.7 million. The PDUFA also imposes an annual program fee for each approved prescription drug product, which has been set at approximately $442,000 for fiscal year 2026. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers, reductions and exceptions are available in certain circumstances. Additionally, no application fees are assessed on NDAs for products designated as orphan drugs, unless the NDA also includes a non-orphan indication.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. During that time, the FDA may request additional information before deciding whether to accept an NDA for filing. If the FDA determines that an NDA is not sufficiently complete to permit substantive review, it will issue a refuse to file determination and the NDA will not be substantively reviewed by the FDA. If the submission is accepted for filing, the FDA begins an in-depth review of the NDA. The FDA has agreed to specified performance goals regarding the timing of the completion of its review of NDAs, although the goals are not binding and the FDA does not always meet these goals. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from filing in which to complete its initial review of a standard application and respond to the sponsor, and six months for a priority review application. A major amendment to an NDA submitted at any time during the review cycle, including in response to a request from the FDA, may extend the goal date by three months.

For novel drug products or drug products that present difficult questions of safety or efficacy, the FDA may refer the application to an advisory committee, which is typically in the form of a panel that includes independent clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it carefully considers and often follows such recommendations. In addition, before approving an NDA, the FDA may inspect the facility or facilities where the drug is manufactured and tested to gain assurance that the manufacturing facility or facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity, and are in compliance with regulations governing cGMP requirements. The FDA will also often conduct a bioresearch monitoring inspection of select clinical trial sites to assure data integrity and compliance with applicable GCP requirements, and could also conduct GCP inspections of the sponsor.

If the FDA's evaluation of an NDA is favorable, the FDA may issue an approval letter, which authorizes commercial marketing of the drug with specific prescribing information for a specific indication. The approved indication may be narrower than what was proposed by the applicant or for a narrower patient population than the population studied in clinical trials. As a condition of NDA approval, the FDA may require post-approval evaluations, including Phase 4 trials, or other surveillance to monitor the drug's safety or effectiveness and may impose other conditions, including labeling restrictions, such as a Boxed Warning, and/or distribution and use restrictions through a Risk Evaluation and Mitigation Strategy, or REMS, all of which can materially affect the potential market and profitability of the product. Once granted, product approvals may be further limited or withdrawn if compliance with regulatory requirements is not maintained or safety or other problems are identified following initial marketing.

The FDA will issue a complete response letter, or CRL, if the agency decides not to approve the NDA in its present form. The complete response letter describes the deficiencies that the FDA has identified in an application and may recommend actions that the applicant can take to address the deficiencies. Such actions may include, among other things, conducting additional safety or efficacy studies. Even with the completion of this additional testing or the submission of additional requested information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of an NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Post-Approval Regulation

Once an NDA is approved, a product will be subject to extensive post-approval regulatory requirements, including requirements for manufacturing establishment registration and product listing, adverse event reporting, submission of other periodic reports, field alerts, recordkeeping, product sampling and distribution. Additionally, the FDA strictly regulates the labeling and advertising of prescription drug products. Among other things, the FDA generally prohibits pharmaceutical companies from promoting their drugs for uses that are not approved by the FDA as reflected in the product's approved labeling, although a physician may prescribe a drug for such off-label uses in accordance with the practice of medicine. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. We must also notify the FDA of any change in an approved product beyond variations in the approved application. Certain changes to the product, its labeling or its manufacturing require prior FDA approval and may require the conduct of further clinical investigations to support the change. Such approvals may be expensive and time-consuming and, if not approved, the FDA will not allow the product to be commercially distributed as modified.

Additionally, the quality control and manufacturing procedures for our products must continually conform with cGMP. Manufacturers must devote substantial time, money and effort in the areas of production, quality control, and quality assurance to maintain cGMP compliance. The FDA, and other regulatory agencies, conduct periodic inspections following the initial approval of a product. If a manufacturing facility is not in substantial compliance with the applicable regulations and requirements imposed when the product was approved, regulatory or judicial enforcement action may be initiated, which may include a warning letter, suspension of manufacturing, product seizure, or an injunction against shipment of products from the facility and/or recall of products previously shipped.

Some of our product candidates may need to be administered using specialized drug delivery systems that are considered to be medical devices and may necessitate compliance with regulatory laws applicable to medical devices, including those governing the testing, manufacture, approval, distribution, and marketing of medical devices.

Abbreviated Applications and 505(b)(2) Applications

Once an NDA is approved, the product covered thereby becomes a reference listed drug that can, in turn, be relied upon by potential competitors in support of approval of an abbreviated NDA, or ANDA, or a 505(b)(2) application. An ANDA generally provides an abbreviated approval pathway for a drug product that has the same active ingredients in the same strength, dosage form and route of administration as the listed product, has been shown to be bioequivalent to the listed product, and has the same labeling as the listed product (subject to certain exceptions). The application is "abbreviated" because it need not include nonclinical or clinical data to demonstrate safety and effectiveness and may instead rely on the FDA's previous finding that the brand drug, or reference drug, is safe and effective. Drugs approved via an ANDA are commonly referred to as generics and can often be substituted by pharmacists under prescriptions written for the original listed drug. A 505(b)(2) application is a type of NDA that contains full reports of investigations of safety and effectiveness, where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference. Such applications often are submitted for changes to previously approved drug products.

The acceptance and approval of ANDAs and 505(b)(2) applications can be delayed by patents and non-patent exclusivity covering the listed drug. Federal law provides a five-year period of NCE exclusivity following approval of a drug that contains a NCE that has not been previously approved by the FDA. If a listed drug has NCE exclusivity, ANDAs and 505(b)(2) applications referencing the listed drug cannot be submitted to the FDA for five years following the approval of the listed drug unless the application contains a certification challenging a listed patent, i.e., a paragraph IV certification (discussed further below), in which case the ANDA or 505(b)(2) application may be submitted four years following approval of the listed drug. Federal law also provides for a period of three years of exclusivity following approval of a listed product that is not an NCE, if the application contains the results of new clinical investigations, other than bioavailability studies, conducted or sponsored by the applicant and essential to the approval of the application. This three-year exclusivity covers only the conditions of approval for which the new clinical investigations were essential, such as a new dosage form or indication. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and clinical trials necessary to demonstrate safety and effectiveness.

NDA applicants and NDA holders must provide information about certain patents claiming their drugs, or methods of use of the drug that is the subject of the NDA, for listing in the FDA's publication "Approved Drug Products with Therapeutic Equivalence Evaluations," commonly referred to as the "Orange Book." When an ANDA or 505(b)(2) application is submitted, it must contain one of several possible certifications regarding each of the patents listed in the Orange Book for the reference drug. For a method-of-use patent, however, the applicant can submit a statement that it is not seeking approval of a use claimed by the patent instead of making a certification. These certifications (and statements) affect when the FDA can approve the ANDA or 505(b)(2) application. If the ANDA or 505(b)(2) applicant certifies that it does not intend to market its product before a listed patent expires (i.e., a Paragraph III certification), then the FDA will not grant effective approval of the ANDA or 505(b)(2) application until the relevant patent expires. An ANDA or 505(b)(2) applicant may also certify that a listed patent is invalid, unenforceable, or will not be infringed by its proposed product, and thus that it is seeking approval prior to patent expiration (i.e., a Paragraph IV certification). Within 20 days of the FDA's acceptance of an ANDA or 505(b)(2) application containing a Paragraph IV certification, the applicant must notify the NDA holder and patent owner that the application has been submitted, and provide the factual and legal basis for the applicant's opinion that the patent is invalid, unenforceable, or not infringed. The NDA holder or patent holder may then initiate a patent infringement suit in response to the Paragraph IV notice. If this is done within 45 days of receiving notice of the Paragraph IV certification, a 30-month stay of the FDA's ability to approve the ANDA or 505(b)(2) application is triggered. The FDA may approve the proposed product before the expiration of the 30-month stay only if a court finds the patent invalid or not infringed, and the court may shorten or lengthen the 30-month stay under certain limited circumstances.

Orphan Drug Designation

Under the Orphan Drug Act, as amended, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S. or affects more than 200,000 individuals and for which there is no reasonable expectation of recovering drug development costs in the U.S. from sales in the U.S. Orphan drug designation must be requested before submitting an NDA or an sNDA for the orphan indication. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential use for an orphan indication are disclosed publicly by the FDA. We have received orphan drug designation for certain of our products and intend to request orphan drug designation for certain of our product candidates in the future, if applicable. For example, the FDA granted orphan drug designation for patisiran, vutrisiran and nucresiran as therapeutic approaches for the treatment of ATTR amyloidosis, givosiran as a therapeutic approach for AHP, lumasiran as a therapeutic approach for PH1, and inclisiran as a therapeutic approach for homozygous familial hypercholesterolemia.

If a product that has orphan drug designation subsequently receives the first FDA approval for that product for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve for seven years any other applications, including a full NDA, from another sponsor to market the "same drug" for the same indication, except in limited circumstances. For purposes of small molecule drugs, the FDA defines "same drug" as a drug that contains the same active moiety and is intended for the same use as the previously approved orphan drug. For purposes of large molecule drugs, the FDA defines "same drug" as a drug that contains the same principal molecular structural features, but not necessarily all of the same structural features, and is intended for the same use as the previously approved drug. However, a drug that is "clinically superior" to an orphan drug will not be considered the "same drug" and thus will not be blocked by orphan drug exclusivity. To demonstrate a drug is "clinically superior" to the previously approved orphan drug, a sponsor must show that the drug provides a significant therapeutic advantage over and above the previously approved product in terms of greater efficacy, greater safety, or by providing a major contribution to patient care.

Under the FDA's regulations, a designated orphan drug may not receive orphan drug exclusivity for a use that is broader than the indication for which it received orphan drug designation and regulatory approval. However, a 2021 decision by the U.S. Court of Appeals for the Eleventh Circuit in *Catalyst Pharmaceuticals, Inc. v. Becerra* adopted a broader interpretation of the scope of orphan drug exclusivity, holding that orphan drug exclusivity prevents the FDA from approving another marketing application for the same drug for the same orphan-designated disease or condition for a period of seven years. Although the FDA announced in January 2023 that it will not apply the *Catalyst* decision beyond the facts at issue in that case, in 2025 a federal district court in *Neurelis, Inc. v. Brenner* struck down another FDA approval, adopting the same interpretation of orphan drug exclusivity as the Eleventh Circuit. The FDA has appealed this decision to the U.S. Court of Appeals for the D.C. Circuit. Legislation has been introduced, but has not been passed, that would codify the scope of orphan drug exclusivity set forth in the FDA's regulations, rather than the interpretation adopted by the Eleventh Circuit in *Catalyst*.

In addition, orphan drug exclusivity may be lost if the FDA later determines that the orphan drug designation request was materially defective or if the manufacturer is unable to ensure the availability of sufficient quantities of the drug to meet the needs of patients with the rare disease or condition, or if the manufacturer chooses to provide consent to approval of other applications.

Pediatric Study Plans

The FDCA requires that a sponsor planning to submit an NDA for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit a pediatric study plan to the FDA outlining the proposed pediatric study or studies they plan to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time. Drugs with orphan drug designation are exempt from these requirements to the extent that the indication being sought under the marketing application is within the scope of the designated orphan use.

For NDAs, BLAs, or supplemental applications subject to PREA, sponsors must include an agreed initial PSP in the application when a deferral of pediatric studies is requested. A final decision about granting or denying such requests is made by the review division at the time of approval of the marketing application. Failure to fulfill the requirement to submit a pediatric study plan with the application may be grounds for refusal to file an application. If, under certain situations, the agreed initial PSP included nonclinical and/or pediatric clinical studies that were expected to have been completed before submission of the NDA or supplement, failure of the sponsor to complete these agreed studies in a timely manner may result in a refusal to file.

Fast Track, Breakthrough Therapy and Priority Review Designation

The FDA has several programs designed to expedite the development and approval of drugs intended to treat serious or life-threatening diseases or conditions. These programs include fast track designation, breakthrough therapy designation, and priority review designation. These designations are not mutually exclusive, and a product may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval.

The FDA may grant a product fast track designation if it is intended for the treatment of a serious or life-threatening disease or condition, and nonclinical or clinical data demonstrate the potential to address an unmet medical need for such disease or condition. For fast track products, sponsors may have greater interactions with the FDA, and the FDA may initiate review of sections of a fast track product's application before the application is complete in some circumstances. Fast track designation may be rescinded if the FDA believes that the product no longer meets the qualifying criteria.

A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The FDA may take certain actions with respect to products designated as breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to aid sponsors in designing the clinical trials in an efficient manner. Breakthrough designation may be rescinded if a product no longer meets the qualifying criteria.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness of the treatment, prevention, or diagnosis of such condition. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and it shortens the FDA's goal for taking action on a marketing application from ten months to six months from filing.

Separate from the FDA's priority review program, in 2025 the FDA created a new Commissioner's National Priority Voucher, or CNPV, pilot program. A CNPV may be granted to products with significant potential to address certain national health priorities, which include: (i) addressing a large unmet medical need, (ii) delivering innovative cures, (iii) onshoring drug development and manufacturing, (iv) increasing affordability, or (v) addressing a U.S. public health crisis. The FDA has said it will review marketing applications for drugs with a CNPV within approximately one to two months following filing of a complete application, though the agency retains full discretion to extend the review time if the data or application components submitted are insufficient or incomplete, if the results of pivotal trial(s) are ambiguous, or if the review is particularly complex. In addition, applications filed with a CNPV will be evaluated by a multi-disciplinary review committee led by the FDA's Office of the Chief Medical and Scientific Officer, and the FDA will also provide enhanced communication with companies throughout the development and review process.

Accelerated Approval

The FDA may grant accelerated approval to a drug product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.

For products granted accelerated approval, the FDA generally requires sponsors to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. The Food and Drug Omnibus Reform Act of 2022 gave the FDA the authority to require, as appropriate, a post-approval study to be underway prior to granting accelerated approval. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis. All promotional materials for products approved under accelerated approval are subject to prior review by the FDA unless the FDA informs the sponsor otherwise.

Rare Pediatric Disease Designation and Priority Review Voucher

The FDCA provides a rare pediatric disease priority review voucher, or PRV, to sponsors under a program that is intended to incentivize the development of new drug and biological products for the prevention and treatment of "rare pediatric diseases." A rare pediatric disease is any disease that is a rare disease and is serious or life-threatening with the serious or life-threatening manifestations primarily affecting individuals from birth to 18. Under this program, the sponsor of an application for a rare pediatric disease drug may be eligible to obtain a voucher that can be used to obtain a priority review for a subsequent human drug application.

In order to receive a rare pediatric disease priority review voucher, the product must receive designation from the FDA as a drug for a rare pediatric disease prior to submission of the marketing application. In addition to receiving rare pediatric disease designation, in order to receive a rare pediatric disease priority review voucher upon NDA approval, the application must be granted priority review, rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population, not seek approval for a different adult indication in the original rare pediatric disease product application and be for a drug that does not include a previously approved active ingredient. Rare pediatric disease designation does not guarantee that the sponsor will receive a PRV. If awarded, the PRV may be transferred unlimited times before the PRV is used. The rare pediatric disease PRV program was initially created in 2012, and Congress extended the PRV program through September 30, 2024, with the potential for PRVs to be granted through September 30, 2026 for a drug that receives rare pediatric disease designation by September 30, 2024. Although legislation to extend the rare pediatric disease PRV program has been proposed, Congress has not yet, and may never, pass a bill to reauthorize the program and extend the sunset dates.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. In the U.S. and other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other organizations is critical to the commercial success of our products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to cover our costs, including research, development, manufacture, sale and distribution, and otherwise realize a sufficient return on our investment.

Within the U.S., no uniform policy for coverage and reimbursement exists across all payors. Coverage and reimbursement can differ significantly from payor to payor and may be subject to change at any time. Third-party payors are increasingly seeking to control drug costs by examining the cost effectiveness of products and services in addition to their safety and efficacy; managing drug utilization and challenging the price of drugs. Factors third party payors may consider in determining reimbursement include, among others, the extent to which the product and/or the use of the product is:

- a covered benefit under a health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- clinically superior or therapeutically advantageous compared to other products;

- cost-effective; and

- neither experimental nor investigational.

Third-party payors may limit coverage of product by, for example, only covering specific products on an approved list, or formulary, which might not include all of the FDA approved indications for a particular product. Some third-party payors may manage utilization of a particular product by requiring pre-approval (known as "prior authorization") for coverage of particular prescriptions (to allow the payor to assess medical necessity) or otherwise restricting coverage of a product even if used consistent with its approved indication.

There may be significant delays in obtaining coverage for newly approved drugs. Obtaining coverage and reimbursement approval from third-party payors is often a time consuming and costly process that may require us to provide supporting scientific, clinical and cost-effectiveness data, including results from additional pharmacoeconomic studies not required for FDA approval, to each third-party payor. There is no guarantee that we will be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement, and any coverage we do obtain could be more limited than the purposes for which the product is approved by the FDA. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on lower-cost drugs that are already marketed, covered, and reimbursed. Coverage policies, third-party reimbursement rates and pharmaceutical pricing regulations may change at any time. Even if favorable coverage and reimbursement status is attained for one or more new products, less favorable coverage policies and reimbursement rates may be implemented in the future.

In order for our products to be eligible for coverage under certain government health care programs, we are required to certify and submit complex pricing calculations to federal agencies and also to offer discounts to government programs as well as government and private purchasers, with potentially significant penalties for non-compliance.

- Our products are eligible to be reimbursed by Medicaid because we participate in the Medicaid Drug Rebate Program and pay a rebate for each unit of product reimbursed by state Medicaid programs. The amount of the rebate for each product is set by law and includes an additional discount if certain reported prices increase faster than inflation. State Medicaid programs and Medicaid managed care plans can seek additional "supplemental" rebates from manufacturers in connection with favorable coverage (e.g., positioning on formularies).

- We submit a calculated "average sales price" for our products under Medicare Part B. Manufacturer price reporting requirements in connection with government programs such as the Medicaid Drug Rebate Program and Medicare Part B are often ambiguous and continue to evolve. For example, as of 2026, there are changes in "average sales price" regulations related to "bona fide service fees," including a required service vendor certification that service fees are not passed on to providers, and the mandatory submission of the manufacturer's reasonable assumptions used in calculating "average sales price." We participate in Medicare Part D discount programs in order for our products to be eligible for coverage under Medicare Part D. Effective January 1, 2025, a new manufacturer discount program took effect, requiring manufacturers to pay a rebate of 10% of the reimbursement in the initial phase of the Part D benefit and 20% in the catastrophic phase of the benefit. Additionally, as the result of recent changes, drug utilization under Medicare Part B and Part D may be subject to an additional discount if the pricing increases more than inflation.

- We also offer discounts on our products to federal agency purchasers under the Federal Supply Schedule, or FSS. FSS participation is required for a drug product to be covered and reimbursed by certain federal agencies and for coverage under Medicaid, Medicare Part B and the Public Health Service, or PHS, 340B drug pricing program. FSS pricing is determined based, in part, on manufacturer-reported prices and is further negotiated periodically with the Department of Veterans Affairs. In addition, prices for drugs purchased by the Veterans Administration, Department of Defense (including drugs purchased by military personnel and dependents through the TRICARE retail pharmacy program), Coast Guard, and PHS are subject to a cap on pricing (known as the "federal ceiling price") and may be subject to an additional discount if pricing increases more than the rate of inflation.

- To maintain coverage of drugs under the Medicaid Drug Rebate Program and Medicare Part B, we extend discounts (generally based on Medicaid Drug Rebate Program pricing submissions) to certain purchasers under the PHS 340B drug pricing program. Purchasers eligible for discounts include hospitals that serve a disproportionate share of financially needy patients, community health clinics and other entities that receive health services grants from the PHS.

Changes to these government programs could affect our business. Further, our price reporting obligations continue to evolve, and are often subject to interpretation by agencies and courts. For instance, the PHS 340B drug pricing program continues to be subject to legal and regulatory activity, including litigation, at the federal and state levels, and any related developments could impact the scope of the program and our obligation to offer discounts. Continued expansion of the PHS 340B drug pricing program and growth of entities claiming entitlement to 340B pricing could impact our revenue.

Price concessions may also need to be offered to private third party payors to obtain favorable coverage or to purchasers to achieve sales. In the U.S., we have entered into value-based agreements, or VBAs, and are negotiating additional VBAs with commercial health insurers. The goal of these agreements is to ensure that we are paid based on the ability of our commercially approved products to deliver results in the real-world setting comparable to those demonstrated in our clinical trials, and the agreements are structured to link the performance of our approved products in real-world use to financial terms. Consolidation in the health insurance industry has increased the leverage of large insurers and pharmacy benefit managers, or PBMs, in pricing and other negotiations and increased price or other concessions that we must offer on our products could potentially and adversely impact product sales, business and results of operations. Local governments and private purchasers, such as hospitals or health systems, are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare purchasing programs. These measures could reduce the demand for our products, once approved, or put pressure on our product pricing. In addition, we have stated publicly that we will not raise the price of any product for which we receive marketing approval over the rate of inflation, as determined by the consumer price index for urban consumers absent a significant value driver.

Patient cost for covered products may also affect demand for our products. Third party payors are increasingly adopting policies that increase out-of-pocket costs, such as copayments and deductibles, for patients. In the U.S., to help patients access and afford our approved products, we utilize patient support programs that provide financial assistance to patients with commercial insurance to cover the cost of copayments and deductibles. Actions by some third party payors to leverage such financial assistance to reduce payor costs (e.g., by excluding such assistance from annual limitations on member cost-sharing) have been the subject of regulatory action and litigation. Actions that restrict or limit the impact of such financial assistance could reduce demand for our products and have a material adverse effect on our sales, business, and financial condition.

In the U.S., healthcare and pharmaceutical pricing have been the subject of reform efforts and the federal government continues to propose and implement significant and wide-ranging reforms. Drug pricing and reimbursement reform have been a particular area of focus. At the federal level, for example, the Inflation Reduction Act, or IRA, includes a number of changes intended to address rising prescription drug prices in Medicare Parts B and D such as the following:

- The IRA requires manufacturers to pay rebates for Medicare Part B and Part D drugs whose net price increases exceed inflation;

- The IRA eliminates the "donut hole" under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a manufacturer discount program, 10% of Part D enrollees' prescription costs for brand drugs below the out-of-pocket maximum and 20% once the out-of-pocket maximum has been reached.

- The IRA delays the rebate rule that would require pass through of PBM rebates to beneficiaries.

- The IRA authorizes the Centers for Medicare & Medicaid Services, or CMS, to engage in price negotiations with manufacturers of certain high-spend Medicare Part B and Part D products. The negotiated prices will be capped at a statutorily determined ceiling price. There are certain statutory exemptions from the drug price negotiation program, such as for a drug that has one or more orphan drug designations and is approved only for an indication or indications within the scope of such designations.

Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties or a potential excise tax. The impact of the IRA on the pharmaceutical industry is significant and ongoing. Beyond the IRA, changes to Medicaid effective in 2024 eliminated the Medicaid rebate cap and changes to certain Medicare price reporting requirements for drugs beginning in 2026 will likely increase the administrative and compliance burden for manufacturers.

Under the current presidential administration, there has been significant reform activity focused on drug pricing and reimbursement. For example, President Trump issued an Executive Order in April 2025 with multiple directives aimed at lowering drug prices, including refining the Medicare drug price negotiation program established by the IRA, accelerating competition for high-cost prescription drugs by accelerating approval of generics and biosimilars and facilitating the process for re-classifying prescription drugs as over-the-counter drugs, and increasing drug importation. In May 2025, President Trump issued another Executive Order that directed government agencies and officials to identify most-favored nation pricing targets for prescription drugs (and looked to pharmaceutical manufacturers to make significant progress towards delivering target prices to patients), prevent foreign countries from disproportionately shifting the cost of global pharmaceutical research and development to the U.S., and facilitate direct-to-consumer purchasing programs for pharmaceutical manufacturers to sell their products to patients at the most-favored-nation price. In the wake of the Executive Orders and related executive initiatives, a number of pharmaceutical manufacturers have announced direct-to-consumer offerings with discounted prices and/or reached agreement with the federal government regarding pricing for drugs, including prices for Medicaid drugs and newly launched products. A future website sponsored by the federal government that is anticipated to offer pharmaceutical direct-to-consumer channels has also been announced. Federal agencies are developing new drug pricing pilot programs, such as the GENEROUS model which would authorize the federal government to negotiate Medicaid supplemental rebates with participating manufacturers on behalf of state Medicaid programs, in exchange for standardized coverage criteria for participating manufacturer drugs, and proposed Medicare Part B and Part D pilot models that, if finalized as proposed, would replace existing inflation-based Medicare rebates with rebates determined on the basis of international prices, for drugs and patients subject to the model.

Other healthcare reform efforts or actions may affect access to healthcare coverage or the funding of health care benefits, although the full impact of such efforts or actions cannot be predicted. For example, the Congressional Budget Office has estimated that Medicaid provisions in the 2025 budget reconciliation legislation, including restrictions in eligibility and funding for Medicaid, as well as changes to the healthcare marketplace such as the elimination of certain subsidies, will increase the number of uninsured patients.

At the state level, regulators have increasingly enacted laws and other legal reforms designed to control pharmaceutical product pricing. Some of these measures include upper payment limits on state-regulated payers; regulating product access, copayment assistance, and marketing; imposing drug price, cost, and marketing disclosure and transparency requirements; permitting importation from other countries; and encouraging bulk purchasing. For example, on January 5, 2024, the FDA authorized Florida's Agency for Health Care Administration's drug importation proposal, the first step toward Florida facilitating importation of certain prescription drugs from Canada. States are also increasingly expanding or changing Medicaid supplemental rebate programs to secure additional rebates from manufacturers in exchange for drug coverage. These and other future state-level reform activities could negatively affect Medicaid coverage and reimbursement for our products. We cannot predict how further developments of or changes to these policies and rules will affect our business.

Healthcare Fraud and Abuse

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws such as the federal Anti-Kickback Statute and the federal civil False Claims Act, or FCA. These laws regulate our interactions with healthcare providers, including prescribers, patients, third party payors and other individuals and entities in the healthcare space, and our government reporting of drug pricing and product information.

Federal and state anti-kickback laws generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other healthcare-related business. For example, the federal Anti-Kickback Statute prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, healthcare products and services reimbursed by a federal healthcare program, including Medicare and Medicaid. In addition to the federal Anti-Kickback Statute, there are other federal statutes that prohibit kickbacks. For example, another federal healthcare anti-kickback statute prohibits certain payments related to referrals of patients to certain providers (such as clinical laboratories) and applies to services reimbursed by private health plans as well as government health care programs. Additionally, many states have their own laws that are analogous to the federal Anti-Kickback Statute, but vary in scope and may apply regardless of whether any federal or state healthcare program business is involved.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. For example, the FCA imposes liability on any person or entity who, among other things, knowingly and willfully presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program, including Medicaid and Medicare. Some suits filed under the FCA, known as "qui tam" actions, can be brought by a "whistleblower" or "relator" on behalf of the government, and such individuals may share in any amounts paid by the entity to the government in fines or settlement. Manufacturers can be held liable under false claims laws, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, providing inaccurate reporting regarding pricing or other product data in connection with their government price reporting, or by engaging in off-label promotion with customers that file claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed private health insurance. Sanctions under these federal and state fraud and abuse laws may include civil monetary penalties and criminal fines, exclusion from government healthcare programs and imprisonment.

Other laws and regulations have also been enacted by the federal government and various states to regulate the sales and marketing practices of pharmaceutical manufacturers. The laws and regulations generally limit financial interactions between manufacturers and health care providers, require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, require disclosure to the government and/or public of financial interactions (so-called "sunshine laws"), and/or require registration of pharmaceutical representatives. State laws may also require disclosure of pharmaceutical pricing information and marketing expenditures. Manufacturers must also submit information to the FDA on the identity and quantity of drug samples requested and distributed by a manufacturer during each year.

Violations of federal and state fraud and abuse and other laws may be punishable by criminal or civil sanctions, including fines and civil monetary penalties, and/or exclusion from federal health care programs (including Medicare and Medicaid). Exclusion of a manufacturer would preclude any federal health care program from paying for its products.

The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, and similar anti-bribery laws in non-U.S. jurisdictions generally prohibit companies and their officers, directors, employees and intermediaries from offering or making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Violation of the FCPA could result in substantial civil and criminal penalties and remedies, including fines, disgorgement, and imprisonment.

We maintain a global compliance program designed to support the execution of our business strategy and operations in compliance with these laws.

Possible Change in Laws or Policies

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency or reviewing courts in ways that may significantly affect our business and development of our product candidates and any products that we may commercialize. It is impossible to predict whether additional legislative changes will be enacted, or FDA regulations, guidance or interpretations will be changed, or what the impact of any such changes may be. Federal budget uncertainties or spending reductions may reduce the capabilities of the FDA, extend the duration of required regulatory reviews, and reduce the availability of clinical research grants.

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import, export and use and disposal of hazardous or potentially hazardous substances are or may be applicable to our activities. As noted above, the extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

EU Regulatory Considerations

In the EU, medicinal products are subject to comprehensive pre- and post-market regulation by both EU and national authorities, ensuring oversight of authorization, safety, efficacy, quality, and ongoing monitoring. Recent reforms introduced through the EU Pharma Package and the proposed Biotech Act bring significant changes, including streamlined authorization procedures, enhanced measures for access and affordability, stricter management of medicine shortages, strengthened post-market surveillance, and new requirements addressing environmental and ethical considerations. These initiatives are designed to modernize and harmonize medicines regulation, facilitate patient access to innovative therapies, and provide robust oversight of emerging technologies across the EU.

The legislative process for the EU Pharma Package began with the European Commission's proposal in April 2023, followed by the development of positions by the European Parliament and the Council. This culminated in Trilogue negotiations, with a political agreement reached in December 2025. The agreed text now awaits formal adoption by both the Parliament and Council, after which it will be published in the Official Journal of the EU. The new Directive and Regulation will then enter into force following a transition period of 18 to 36 months, ultimately modernizing EU pharmaceutical law to better support innovation, access, and supply. Under the agreed EU Pharma Package, companies launching new medicines will benefit from eight years of data protection and one year of market exclusivity, with a possible additional year for innovative products meeting specific criteria. The package empowers EU countries to require adequate supply of protected medicines to meet patient needs and introduces safeguards to prevent misuse for parallel trade. It provides an intellectual property exemption for generic manufacturers to prepare for immediate market entry post-patent expiry, extends this to procurement submissions, and establishes a transferrable exclusivity voucher to incentivize development of priority antibiotics, with a "blockbuster clause" limiting its use for products exceeding €490 million in annual sales.

Clinical Trials

Clinical trials of medicinal products conducted in the EU must comply with the harmonized regulatory framework provided by Regulation (EU) No 536/2014, or the Clinical Trials Regulation, and the International Conference on Harmonization, or ICH, guidelines on GCP. Where the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The legal representative is responsible for ensuring compliance with the sponsor's obligations under the EU Regulation on Clinical Trials and assumes the role as the addressee for all communications with the sponsor provided for under the Regulation. The sponsor must provide proof of insurance cover or indemnification arrangement for personal injury claims arising through participation in a clinical trial.

A clinical trial to be conducted in an EU Member State must be authorized by the competent authority of the Member State concerned, and positively reviewed by an independent ethics committee. The application for a clinical trial authorization, or CTA, must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation, and data derived from non-clinical studies and from its clinical use. Any substantial changes to the trial protocol or other information submitted with the CTAs with a significant impact on the safety of the approved clinical trial must be notified to or approved by the relevant competent authorities and ethics committees in respect of the nature of and reason for such a change.

The Clinical Trials Regulation, which became applicable on January 31, 2022, establishes the procedure to enable sponsors to submit one CTA application for it to be approved in a more streamlined and coordinated manner by two or more countries in the EU/EEA where the clinical trial is to be performed. From January 31, 2023, sponsors are required submit an on-line application through a single on-line platform known as Clinical Trials Information System, or CTIS, for approval. To make it more efficient to carry out such multinational trials, one national authority assumes the role as the Reporting Member State to lead the scientific review of the application for consideration by the Member States concerned by the application for agreement within the timeframe stipulated by the Clinical Trials Regulation. Each concerned member state is responsible for assessing country-specific issues concerning the clinical trial including those related to adequacy of the trial sites, facilities, recruitment details.

One of the key objectives of the Clinical Trial Regulation is to strengthen the transparency of clinical trial related information. All data and information in connection with clinical trials entered into the CTIS must be publicly accessible, unless the information benefits from being excluded from disclosure under the Regulation.

Manufacturers are afforded the opportunity to seek scientific advice from regulatory authorities to guide their research and development programs. A request for scientific advice can be made nationally by engaging the national competent authorities or centrally which is coordinated by the EMA at different stages of product development in relation to questions concerning an assessment of the product quality, non-clinical testing and clinical development. Advice is generally not viewed as binding with regard to any future marketing authorization application, or MAA, of the product concerned and departure from the adopted advice should be justified in the MAA.

Marketing Authorizations

After completion of the required clinical testing, we must obtain a marketing authorization before we can place a medicinal product on the market in the EU. There are various application procedures available, depending on the type of product involved.

All application procedures require an application to be presented in the internationally harmonized Common Technical Document format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical testing and clinical trial to inform the benefit-risk assessment.

The centralized procedure gives rise to marketing authorizations that are valid throughout the EU and, by extension (after national implementing decisions), in Norway, Iceland and Liechtenstein, which, together with the EU member states, comprise the European Economic Area, or EEA. Applicants file MAAs with the EMA, where they are reviewed by relevant scientific committees, including the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the EC, for ratification to adopt an implementing decision for granting a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are developed by biotechnology processes including advanced therapy medicinal products such as gene and cell therapies, (2) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions or (3) are orphan medicinal products. For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance, (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) the authorization of the medicine under the centralized procedure would be in the interest of public health.

For those medicinal products for which the centralized procedure is not mandatory, the applicant must submit MAAs to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EU member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EU member states and a reference member state is appointed to lead the scientific assessment; and (3) the mutual recognition procedure, which must be used if the product has already been nationally authorized in at least one EU member state which assumes the role as the reference member state, and the marketing authorization holder wishes to obtain a marketing authorization for the same product in at least one other member state. The concerned member states may refuse to accept the assessment of the reference member state in the decentralized procedure and the mutual recognition procedure where there are grounds related to a serious risk to public health. A national procedure applies where the medicinal product is to be marketed in only one member state and the product does not fall within the mandatory centralized assessment procedure.

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days. However, this timeline excludes clock stops, when additional written information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically may take a year or more. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major interest for public health and therapeutic innovation. Typically, the justification could present the arguments to support the claim that the medicinal product addresses a significant extent the unmet medical needs where there exists the absence or insufficiency of an appropriate alternative therapeutic approach for the disease to be treated and anticipation of high therapeutic benefit of the new product. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days. The EMA granted an accelerated assessment for patisiran, which was approved in the EU in August 2018 under the centralized procedure.

There is an increasing trend in the EU towards greater transparency in the decision-making to allow for greater access to documents held by regulatory authorities in relation to evaluation of medicinal products. While the manufacturing or quality information is currently generally protected against disclosure as it is treated as commercially confidential information, there exists a presumptive public interest right to access the nonclinical and clinical information contained in marketing authorization dossiers, including the full clinical study reports, in response to freedom of information requests after the marketing authorization has been granted. As of October 2016, the EMA began proactively publishing clinical data (including clinical study reports) on the agency's website following the grant, denial or withdrawal of an MAA for a centralized marketing authorization, subject to procedures for limited redactions and protection against unfair commercial use.

Data Exclusivity

MAAs for generic medicinal products do not need to include the results of preclinical studies and clinical trials, but instead can refer to such data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. Where a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic MAAs referring to the data of that product will not be accepted by the regulatory authorities, and a further two years of marketing protection, during which such generic products, even if approved, may not be placed on the market until the full 10-year protection period has expired. The 10-year protection period may be extended to 11 years if during the first eight years of the product's authorization, one or more new therapeutic indications with significant clinical benefit over existing therapies are approved. This period of exclusivity will be reduced under the EU package as described above.

There is a special regime for approval of biosimilars, or biological medicinal products that are considered to be similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical studies or clinical trials must be provided, and guidelines from the EMA detail the type of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. In the absence of dedicated guidelines, biosimilar applicants may seek scientific advice from the EMA to inform their non-clinical and clinical development strategies.

Orphan Medicinal Products

The EMA's Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the product in the EU would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication or where no satisfactory method of diagnosis, prevention or treatment of such condition exists. Following a positive opinion by the COMP, the EC adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of an MAA and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve a similar medicinal product for the same approved therapeutic indication, unless (i) the second medicinal product is safer, more effective or otherwise clinically superior to the authorized orphan product; (ii) the marketing authorization holder for the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized product cannot supply enough orphan medicinal product. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met at the end of the fifth year of approval, including where it is shown that the product is sufficiently profitable not to justify maintenance of orphan designation. Patisiran, approved in the EU in August 2018, givosiran, approved in the EU in March 2020, lumasiran, approved in the EU in November 2020, as well as vutrisiran, approved in the EU in September 2022 and fitusiran have been granted orphan medicinal product designation.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product, including the assessment of the effectiveness of those activities and interventions. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

Manufacturing

Medicinal products may only be manufactured in the EU, or imported into the EU from another country, by the holder of a manufacturing authorization from the competent national authority. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with EU standards of cGMP and the requirements of the marketing authorization before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with cGMP. Testing and certification on importation is exempted where there exists a Mutual Recognition Agreement between the exporting country and the EU.

Pricing and Reimbursement

Governments in the EU influence the pricing of medicinal products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be accessed in the respective national health systems once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to determine their own prices for medicines, but closely monitor and control company profits to manage overall healthcare expenditures. The downward pressure to contain healthcare costs in general, particularly prescription medicines, has intensified across EU member states. In addition to an assessment of cost-effectiveness, the national health systems may consider whether market access is affordable and the overall budgetary impact. As a result, increasingly high barriers are being erected to the entry of new products.

Hazardous Materials

Our research, development and manufacturing processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Manufacturing

To date, we have manufactured limited supplies of drug substance for use in IND-enabling toxicology studies in animals and clinical trials at our own facilities, as well as patisiran formulated bulk drug product. We have contracted with several third-party contract manufacturing organizations, or CMOs, for the supply of drug substance, drug product and finished goods to meet our needs for preclinical toxicology studies, clinical and commercial supply. We expect to continue to rely on third-party CMOs for the supply of drug substance and drug product, including for AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, as well as other product candidates, for the next several years, including the launch of our additional product candidates and to supply the needs of our collaborators. Commercial drugs will need to be manufactured in facilities, and by processes, that comply with FDA regulations and other federal, state and local regulations, as well as comparable foreign regulations.

In 2015, we amended our manufacturing services agreement with Agilent Technologies, Inc., or Agilent, to provide for Agilent to supply, subject to any conflicting obligations under our third-party agreements, a specified percentage of the active pharmaceutical ingredients, or API, required for certain of our products in clinical development, as well as other products the parties may agree upon in the future. In 2020, we amended our commercial supply agreement with Agilent to provide for Agilent to supply, subject to any conflicting obligations under our third-party agreements, a specified percentage of the API for certain of our commercial products. Under these agreements, we are required to provide forecasts for products on a quarterly basis, a portion of which will be considered a binding, firm order. Agilent is required to reserve sufficient capacity to ensure that it can supply products in the amounts specified under such firm orders, as well as up to a certain percentage of the remaining, non-binding portions of each forecast. Currently, Agilent is the sole manufacturer of the API for AMVUTTRA, ONPATTRO and GIVLAARI, and we have entered into manufacturing services agreements with Agilent for such supply of AMVUTTRA, ONPATTRO and GIVLAARI.

In 2012, we established a manufacturing facility in Cambridge, Massachusetts and have developed GMP capabilities and processes for the manufacture of patisiran formulated bulk drug product for late-stage clinical trial use and commercial supply. We expect to continue to manufacture commercial supply for formulated bulk drug product for ONPATTRO in this facility to support forecasted global demand.

During 2020, we completed construction and qualification of our GMP manufacturing facility in Norton, Massachusetts, where we currently manufacture drug substance for clinical programs and, eventually, intend to manufacture drug substance for commercial use. Since the commencement of GMP operations in December 2020, this facility has supported our manufacturing requirements for multiple of our early-stage programs and will continue to operate in this capacity.

In December 2025, we announced a planned expansion of our Norton, Massachusetts manufacturing facility to add capabilities related to our siRELIS™ (siRNA Enzymatic Ligation Synthesis) platform, a next-generation enzymatic ligation manufacturing platform that is designed to substantially increase capacity, reduce production costs and support future launches across our growing pipeline of potential new medicines.

We believe we have sufficient manufacturing capacity through our third-party CMOs and our current internal manufacturing facilities to meet our current, clinical development and commercial needs and the needs of our collaborators. We believe that the current supply capacity we have established externally, together with the internal capabilities we developed to support preclinical development, our existing facility for patisiran formulated bulk drug product and our Norton manufacturing facility, will be sufficient to meet our and our collaborators' anticipated needs for the next several years. We monitor the capacity availability for the manufacture of drug substance and drug product and believe that our supply agreements with our CMOs and the lead times for new supply agreements would allow us to access additional capacity to meet our and our collaborators' currently anticipated needs. We also believe that our products can be manufactured at a scale and with production and procurement efficiencies that will result in commercially competitive costs.

Commercial Operations

We have built and continue to scale global commercial operations designed to sequentially manage product launches across multiple geographies. Over the last several years, we have been building commercial capabilities and leveraging the internal knowledge we have accumulated as well as hiring world-class talent with broad industry and biotech experience to enable us to commercialize our products directly in key markets and with partners in smaller global markets. These commercial activities will continue to be dependent upon regulatory approvals and on agreements that we have made or may make in the future with strategic collaborators, currently as follows with respect to our first six approved products and our late-stage clinical programs:

- With respect to our ATTR amyloidosis franchise, we have global rights to develop and commercialize both AMVUTTRA and ONPATTRO;

- With respect to our Global Rare franchise, we have global rights to develop and commercialize GIVLAARI and OXLUMO;

- We granted MDCO global rights to develop and commercialize Leqvio; and

- We granted Sanofi global rights to develop and commercialize Qfitlia and any back-ups.

Throughout the development of our product candidates, we have remained focused on keeping patients at the center of everything we do. This patient focus has continued as we have transitioned into commercialization. AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, as well as the other programs we are advancing to commercialization are focused on a broad range of disease areas and indications, and we have been executing on our strategy to make AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO and any future products successful, including through efforts to increase awareness and diagnosis. In addition, we are now advancing RNAi therapeutics beyond rare diseases across a broad range of disease areas and indications. Beginning with the approval of Leqvio, which was the first RNAi therapeutic approved for a prevalent disease (hypercholesterolemia), we believe the RNAi therapeutic profile supports the potential to address diseases ranging from rare, specialty areas, including CNS and hematological diseases, to more common diseases that impact public health, including hypertension, as well as other metabolic disorders where there remains significant unmet need.

We have expended significant effort to build and continue to strive to improve our goal of increasing access to medicines across the world. We have developed and succeeded in proactive market access strategies that include entering into value-based agreements. We believe our access strategies enable us to maximize the value of our transformative medicines while proactively managing global dynamics. Our ability to engage U.S. payers, including CMS (Medicare), certain state Medicaid programs as well as commercial payers, through VBAs has been instrumental in providing patients with rapid and favorable access to our medicines. Outside of the U.S. we believe we have made strong progress with patient access and have established availability of AMVUTTRA, ONPATTRO, OXLUMO and GIVLAARI, collectively, in more than 70 markets through direct reimbursement or in partnership with our distributors.

We have augmented the key components of our global commercial organization with a focus on successfully launching our commercially approved products around the world and preparing for the anticipated commercial launches of additional RNAi therapeutics, assuming successful development and regulatory approval. We are continuing to scale our global commercial organization and infrastructure to support our planned expansion to commercialize RNAi therapeutics in prevalent diseases. With respect to our approved products, throughout 2025, we continued to build our commercial capabilities and to expand these capabilities to additional countries globally. We believe we have built a focused commercial team with broad experience in marketing, sales, patient access, patient services, distribution and product reimbursement, and incorporating and enhancing appropriate quality systems, compliance policies, systems and procedures, as well as implementing internal systems and infrastructure to support global commercial sales, and the establishment of patient-focused programs.

Leveraging our experience in hereditary ATTR polyneuropathy and our established commercial infrastructure, we expanded our customer-facing organization to support the launch of AMVUTTRA for the treatment of ATTR amyloidosis with cardiomyopathy in the U.S. Our launch strategy in the U.S. is based on three core pillars: health system set-up, which includes engagement and education across health systems to support appropriate adoption; access, focused on securing payer coverage and establishing reimbursement pathways to facilitate patient access; and treatment choice, emphasizing physician education and patient support programs to enable informed decision-making. Outside of the U.S., we have launched AMVUTTRA for ATTR-CM in Japan and Germany and we are advancing regulatory review and launch preparation activities for AMVUTTRA in additional markets globally.

Our Ethics & Compliance team has partnered with our Commercial and Medical Affairs leadership teams to maintain a robust compliance program designed to ensure that our promotional activities are consistent with the approved labeling for AMVUTTRA in each jurisdiction. This program includes proactive messaging and training, field monitoring and data analysis. For many territories/countries, we may also utilize strategic partners, distributors or contract sales forces to assist in the commercialization of our products. Our objective is to execute successful product launches and market expansions leveraging our experience with the launches of our approved products.

Medical Affairs

Our Medical Affairs organization facilitates communications with the medical and scientific community through the publication of clinical trial data and participation in medical congresses. It provides healthcare professionals with accurate information about our products, responds to medical inquiries, and generates data to demonstrate product value, cost-effectiveness and support for market access and reimbursement. Finally, our Medical Affairs organization generates real world evidence to address knowledge and data gaps. These capabilities are designed to enable increased patient diagnosis and improved patient care, including through support for independent third party genetic testing programs, including Alnylam Act. With a scalable framework for these capabilities, we believe our Medical Affairs organization continues to be well positioned to support potential launches of additional products and to expand our addressable indications to include prevalent diseases.

Human Capital Management

As of December 31, 2025, we employed approximately 2,500 full-time employees, of whom approximately 1,945 were employed in the U.S. and approximately 555 were employed outside of the U.S. None of our employees in the U.S. are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good. During 2025, we enhanced our capabilities by adding approximately 270 new full-time employees. The new employees were hired to support a variety of functions and key initiatives, including extending our research, clinical and preclinical pipeline development, as well as our medical affairs and commercialization capabilities, with hires in commercial, compliance, legal, clinical development and operations, research, medical affairs, chemistry, manufacturing, and controls and other general and administrative functions. We expect to continue to add additional employees in 2026, with a focus on further enhancing our capabilities and increasing our capacities in these areas, as well as the planned expansion of our state-of-the-art manufacturing facility in Norton, Massachusetts and expanded geographic reach as we continue with the global launch of AMVUTTRA for the treatment of ATTR-CM and other products.

We consider the intellectual capital, skills and experience of our employees to be an essential driver of our business and key to our future prospects. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, and we believe that our future success will depend in large part on our continued ability to attract and retain highly skilled employees. To attract qualified applicants to the Company and retain our employees, we offer a total rewards package consisting of base salary and cash target bonus, a comprehensive benefit package and equity compensation for every employee. Our total rewards package for each employee is based on geography, the position, peer group information and overall market competitiveness. Annual cash bonus targets are based on grade level and are communicated as a percentage of base salary. Equity compensation awards are based on grade level, geography, and performance. Any actual bonus payout is based solely on our performance against our corporate goals in the case of our executive leadership team and is based on a combination of individual performance and corporate performance (or regional or national commercial performance metrics, as applicable) in the case of all other employees.

As a global commercial-stage biopharmaceutical company, we value our talented and diverse workforce around the world and believe it contributes to our long-term success and ability to deliver innovative, safe and effective medicines to patients. We pride ourselves on an open culture in which we respect co-workers, value employees' health and well-being, and foster professional development. We support employee growth and development in a variety of ways, including with group training, individual mentoring and coaching, conference attendance and tuition reimbursement. Our management conducts annual employee engagement surveys and reports to our board of directors on human capital management topics including corporate culture, employee development and retention, succession planning, and compensation and benefits. Similarly, our board of directors regularly provides input on important decisions relating to these matters, including with respect to employee compensation and benefits, succession planning, talent retention and development.

Corporate Information

Alnylam Pharmaceuticals, Inc. is a Delaware corporation that was formed in May 2003. Alnylam U.S., Inc., one of our wholly owned subsidiaries, is also a Delaware corporation that was formed in June 2002 as our initial corporate entity. Our principal executive office is located at 675 West Kendall Street, Henri A. Termeer Square, Cambridge, Massachusetts 02142, and our telephone number is (617) 551-8200.

Investor Information

We maintain an internet website at http://www.alnylam.com. The information on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered to be a part of this Annual Report on Form 10-K or any other report or document we file with the SEC. Our website address is included in this Annual Report on Form 10-K as an inactive technical reference only. Our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, and amendments to those reports, are accessible through our website, free of charge, as soon as reasonably practicable after these reports are filed electronically with, or otherwise furnished to, the SEC. We also make available on our website the charters of our audit committee, people, culture and compensation committee, nominating and corporate governance committee, and science and technology committee, as well as our corporate governance guidelines and our code of business conduct and ethics. We intend to disclose on our website any amendments to, or waivers from, our code of business conduct and ethics that are required to be disclosed pursuant to SEC rules.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding Alnylam and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information set forth or incorporated by reference in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and "Management's Discussion of Financial Condition and Results of Operations," in evaluating our company and our business. If any of the following risks, or any additional risk not currently known to us or that we currently deem immaterial, actually occurs, our business, prospects, operating results or financial condition could be materially and adversely affected. In these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

SUMMARY OF MATERIAL RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks and uncertainties, discussed in more detail in the following section. These risks include, among others, the following key risks:

Business Related Risks – Risks Related to Our Financial Results

- If we are unable to sustain and grow revenues from sales of AMVUTTRA, our business would be materially harmed, our future operating results would be adversely impacted, and the market price of our common stock would likely decline.

- The marketing and sale of our approved products, including AMVUTTRA for ATTR amyloidosis with cardiomyopathy, or any future products for which we or our collaborators receive regulatory approval may be unsuccessful or less successful than anticipated.

- We have a history of losses and may not sustain profitability.

- We will require substantial funds to continue our research, development and commercialization activities.

Risks Related to Our Dependence on Third Parties

- We may be unable to maintain existing or enter into new collaborations with other companies that can provide us with external innovation or with business and scientific capabilities and funds for the development and commercialization of certain of our product candidates.

- If any collaborator materially amends, terminates or fails to perform its obligations under agreements with us, the development and commercialization of certain of our product candidates could be delayed or terminated.

- We expect to incur significant costs as we continue to grow our manufacturing capabilities and resources and develop manufacturing expertise; in the meantime, we rely, and expect to continue to rely, on third parties to manufacture our products.

- We rely on third parties to conduct our clinical trials, and if such third parties fail to fulfill their obligations, our development plans may be adversely affected.

Risks Related to Managing Our Operations

- If we are unable to attract and retain qualified key management and scientists, development, medical and commercial staff, consultants and advisors, our ability to implement our business plan may be adversely affected.

- We may have difficulty continuing to expand our global operations successfully.

Industry Related Risks – Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates and the Commercialization of Our Approved Products

- Any product candidate we or our collaborators develop may fail in development or experience significant delays.

- If any of our current or future products or product candidates causes undesirable side effects or has other unexpected adverse properties, such side effects or properties could delay or prevent regulatory approval, limit the commercial potential or result in significant negative consequences following any potential regulatory approval.

- We or our collaborators may be unable to obtain regulatory approval for our or our collaborated product candidates, and, as a result, we or our collaborators may be unable to commercialize such product candidates.

- Even if we or our collaborators obtain regulatory approvals, our products will be subject to ongoing regulatory oversight.

- We may incur significant liability if enforcement authorities allege or determine that we are engaging in commercial activities with respect to our unapproved product candidates or promoting our commercially approved products in a way that violates applicable regulations.

- Even if we or our collaborators receive regulatory approval to market our product candidates, the market may not be receptive to such product candidates upon their commercial introduction.

- We are a multi-product commercial company and expect to continue to invest significant financial and management resources to continue to build our marketing, sales, market access and distribution capabilities and further establish our global infrastructure, and our efforts may not be successful.

- Any products we currently market or may develop in the future may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives.

Risks Related to Patents, Licenses and Trade Secrets

- If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize our product candidates will be harmed.

- We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, our competitive position and business, prospects, operating results and financial condition may be harmed.

- Other companies or organizations may challenge our patent rights or may assert patent rights that prevent us from developing and commercializing our products.

- If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, and in the case of such litigation or proceedings against us, substantial liability for damages or be required to stop our product development and commercialization efforts.

- If we fail to comply with our obligations under any licenses or related agreements, we may be required to pay damages and could lose license or other rights that are necessary for developing, commercializing and protecting our current and future products and product candidates.

Risks Related to Competition

- The pharmaceutical market is intensely competitive. If we or our collaborators are unable to compete effectively with existing drugs, new treatment methods and new technologies, we or our collaborators may be unable to commercialize successfully any drugs that we or our collaborators develop.

- We and our collaborators face competition from other companies that are working to develop novel drugs and technology platforms using technology similar to ours, as well as from companies utilizing emerging technologies.

Risks Related to Our Common Stock

- Our stock price has been and may in the future be volatile, and an investment in our common stock could suffer a decline in value.

Risks Related to Our Convertible Notes

- We may not have sufficient cash flow from our business to pay our indebtedness.

- We may not have the ability to raise the funds necessary to settle for cash conversions of our 1.00% Convertible Senior Notes due 2027, or the 2027 Notes, or to repurchase the 2027 Notes or our 0.00% Convertible Senior Notes due 2028, or the 2028 Notes, and, together with the 2027 Notes, the Notes, for cash upon a fundamental change.

- The conditional conversion feature of the Notes, if triggered, may adversely affect our liquidity.


Risks Related to Our Business


Risks Related to Our Financial Results

If we are unable to sustain and grow revenues from sales of AMVUTTRA, our business would be materially harmed, our future operating results would be adversely impacted, and the market price of our common stock would likely decline.

In 2025, a significant portion of our net product revenues was derived from the sale of our TTR products, and in particular AMVUTTRA for the treatment of ATTR-CM following our receipt of regulatory approval from the FDA in March 2025 and in certain jurisdictions outside of the U.S. during the remainder of 2025. We expect that sales of AMVUTTRA will continue to account for a significant portion of our net product revenues in future years. As a result, our business is dependent upon our ability to sustain and grow revenues from sales of AMVUTTRA.

The commercial success of AMVUTTRA and our ability to sustain and grow revenue from the sale of AMVUTTRA depends on several factors, including:

- the safety and efficacy of AMVUTTRA;

- coverage or reimbursement policies of government or third-party payors, including Medicare and Medicaid in the U.S. and other government and private payors in the U.S. and foreign jurisdictions, that may make it difficult to obtain reimbursement or may reduce the net price we receive for AMVUTTRA, as well as U.S. and foreign payor restrictions on eligible patient populations and the reimbursement process (including drug price control measures that have been or may be enacted or introduced in the U.S. by various federal and state authorities);

- the effect of existing and any new healthcare laws and regulations currently being considered or implemented in the U.S. and globally, including most-favored nation pricing measures, measures requiring the U.S. government in the future to negotiate the prices of certain drugs, and price reporting and other disclosure requirements, as well as the potential impacts of such requirements on physician prescribing practices and payor coverage;

- the effectiveness of our commercial strategy in and outside the U.S. for the marketing of AMVUTTRA, including our pricing and market access strategy;

- the existence of competing therapies and the potential introduction and success of additional competing therapies (including generic versions of competing therapies) that may be developed successfully by others as a treatment for ATTR-CM and/or hATTR-PN;

- our ability to maintain and increase sales of AMVUTTRA in the face of competitive products and to differentiate AMVUTTRA from competitive products, and the willingness of prescribing physicians and patients to start or continue treatment with AMVUTTRA or to switch from a competing product to AMVUTTRA;

- the analysis by doctors, payors and patients of the cost of AMVUTTRA relative to the perceived benefits and our ability to obtain and sustain favorable access and reimbursement dynamics;

- the size of patient populations with ATTR-CM and hATTR-PN, and the number of patients diagnosed with ATTR-CM and hATTR-PN who may be treated with AMVUTTRA;

- manufacturing and uninterrupted supply of AMVUTTRA;

- maintaining continued regulatory exclusivity and patent protection for AMVUTTRA; and

- our ability to develop, obtain regulatory and pricing and reimbursement approval for and successfully commercialize AMVUTTRA in additional jurisdictions outside of the U.S.

If we are unable to maintain or obtain marketing approval of AMVUTTRA, if we experience difficulty with the commercialization of AMVUTTRA due to one or more of these or any other factors, if the net product revenue of AMVUTTRA declines or if the growth of the net product revenue of AMVUTTRA does not meet our expectations or the expectations of investors, public equity market analysts or others, we may experience a reduction in revenue or expected revenue and may not be able to maintain profitability. Any of these developments would materially harm our business, prospects, operating results and financial condition and the market price of our common stock likely would decline.

The marketing and sale of our approved products, including AMVUTTRA for ATTR amyloidosis with cardiomyopathy, or any future products for which we or our collaborators receive regulatory approval may be unsuccessful or less successful than anticipated.

Although we have commercially launched four products and have two additional products being commercialized by our collaborators, we cannot predict whether we will successfully market and sell our approved products, including AMVUTTRA, which was launched in the U.S. for the treatment of ATTR amyloidosis with cardiomyopathy following FDA approval in March 2025.

To execute our business plan of achieving leadership in ATTR amyloidosis, driving sustainable innovation, and delivering sustained, profitable growth under our *Alnylam 2030* strategy, in addition to successfully launching, marketing and selling our TTR products and our other approved products, we will also need to successfully:

- execute product development activities and continue to leverage new technologies related to both RNAi and to the delivery of siRNAs to the relevant tissues and cells, including the liver, CNS, eye, lung, adipose, muscle and other tissues;

- build and maintain a strong intellectual property portfolio;

- gain regulatory acceptance for the development and commercialization of our product candidates and commercialize any product candidates for which we receive regulatory approval;

- execute our commercial strategy and attract and retain customers for our products;

- enter into and maintain successful collaborations, including to access external innovation; and

- manage our spending as our costs and expenses increase due to, among other things, an increase in the number and size of our clinical trials, and the expansion of our commercialization activities.

If we are unsuccessful in accomplishing the objectives set forth above or achieving any component of our *Alnylam 2030* strategy, our stock price may decline and we may not be able to develop product candidates, successfully launch and commercialize our approved products or any future products, raise capital, if needed, repay our indebtedness, sustain profitability or continue our operations.

We have a history of losses and may not sustain profitability.

We have experienced significant operating losses since our inception. As of December 31, 2025, we had an accumulated deficit of $6.70 billion. Although to date we have launched four products in the U.S., EU and various other countries globally, and expect to launch our commercially approved products, including AMVUTTRA in patients with ATTR amyloidosis with cardiomyopathy, in additional countries during 2026 and in subsequent years, and have two marketed products being commercialized by our collaborators, we achieved profitability for the first time in fiscal year 2025 and we may not be able to sustain profitability or positive cash flow from operations. For the year ended December 31, 2025, we recognized $2.99 billion in net product revenues from sales of AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO. Although we achieved profitability in 2025, we may incur annual operating losses in future periods and will require substantial resources over the next several years as we expand our efforts to discover, develop and commercialize RNAi therapeutics and seek to achieve the goals of our *Alnylam 2030* strategy.

While we believe our current cash, cash equivalents and marketable debt securities, as well as the revenue we expect to generate from product sales and under our existing collaborations, including royalties on sales of Leqvio and Qfitlia, and cemdisiran, if approved, should enable us to sustain operating profitability, we also will depend on our ability to generate incremental product, collaboration and royalty revenues to achieve this goal. In addition to revenues derived from sales of our current and future, if any, commercially approved products, we anticipate that a portion of any revenues we generate over the next several years will continue to be from collaborations with pharmaceutical and biotechnology companies, including Roche, Regeneron, Sanofi and Novartis, and we cannot be certain that we will be able to maintain our existing collaborations, secure and maintain new collaborations, meet our obligations under collaboration agreements, or achieve any milestones that we may be required to meet or achieve to receive payments under our existing or new collaborations. Moreover, we cannot be certain that our collaborators, including Roche, Regeneron, Novartis and Sanofi, will continue to successfully execute their obligations under our collaboration agreements and generate collaboration and royalty revenues for us.

To sustain profitability, we will need to succeed in discovering, developing and commercializing our existing products and additional product candidates with significant market potential. This will require us to build upon the success we have had in a range of challenging activities, including continued platform innovation, preclinical testing and clinical trial stages of development, obtaining regulatory approval and reimbursement for our novel product candidates and manufacturing, marketing and selling our approved products. We may not be able to sustain or increase profitability on a quarterly or annual basis. If we cannot remain consistently profitable, the market price of our common stock could decline. In addition, we may be unable to raise capital, expand our business, develop and commercialize additional product candidates or continue our operations.

We will require substantial funds to continue our research, development and commercialization activities, and if we require greater funds than we have estimated, we may need to critically limit, significantly scale back or cease certain activities.

We have used substantial funds to develop our RNAi technologies and will require substantial funds to conduct further research and development activities, including preclinical testing and clinical trials of our product candidates, and to manufacture, market and sell our approved products and any other products that are approved for commercial sale. Because the length of time or scope of activities associated with successful development of our product candidates may be greater than we anticipate, we may be unable to estimate the actual funds needed to develop and commercialize our product candidates.

Our future capital requirements and the period for which our existing resources will support our operations may vary from what we currently expect. We have based our expectations on a number of factors, many of which are difficult to predict or are outside of our control, including:

- progress in our research and development programs, including programs across a broad range of disease areas and indications, as well as what may be required by regulatory authorities to advance these programs;

- the timing, receipt and amount of milestone, royalty, research and development funding and other payments, if any, from present and future collaborators, if any, including milestone, royalty and research and development funding payments from Roche with respect to the development and commercialization of zilebesiran, as well as royalty payments from Novartis and Sanofi related to the commercialization of Leqvio and Qfitlia, respectively;

- our ability to establish and maintain existing and additional collaborations and/or new business initiatives;

- the potential for improved product profiles to emerge from our new technologies and our ability to successfully advance our delivery efforts in extrahepatic tissues;

- the resources, time and costs required to successfully initiate and complete our preclinical studies and clinical trials, obtain regulatory approvals, prepare for global commercialization of our product candidates and obtain and maintain licenses to third-party intellectual property;

- our ability to establish, maintain, operate and expand our own manufacturing facilities in a timely and cost-effective manner;

- our ability to manufacture, or contract with third parties for the manufacture of, our product candidates for clinical testing and our approved products for commercial sale;

- the impact of any future pandemics or public health emergencies on the initiation or completion of preclinical studies or clinical trials and the supply of our products or product candidates;

- the resources, time and cost required for the preparation, filing, prosecution, maintenance and enforcement of patent claims;

- the costs associated with legal activities, including litigation and government investigations, arising in the course of our business activities and our ability to prevail or reach a satisfactory result in any such legal disputes and investigations; and

- the outcome of the global regulatory review process and commercial success of our products, including AMVUTTRA for the treatment of ATTR amyloidosis with cardiomyopathy, and products for which we are entitled to receive royalties, including Leqvio and Qfitlia.

If our estimates, predictions and financial guidance relating to these factors are incorrect, we may need to modify our operating plan and may be required to seek additional funding in the future. We may do so through either collaborative arrangements, public or private equity offerings or debt financings, royalty or other monetization transactions or a combination of one or more of these funding sources. Additional funds may not be available to us on acceptable terms or at all.

The terms of any financing we may be required to pursue in the future may adversely affect the holdings or the rights of our stockholders. If we raise additional funds by issuing equity securities, dilution to our existing stockholders will result. In addition, as a condition to providing additional funding to us, future investors may demand, and may be granted, rights superior to those of our existing stockholders.

If we require additional funding and are unable to obtain such funding on a timely basis, we may be required to significantly delay or curtail one or more of our research or development programs, or delay or curtail the further development of our global commercial infrastructure, and our ability to achieve our long-term strategic goals may be delayed or diminished. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own.

Although we sold a portion of the royalty stream from the global sales of Leqvio by Novartis, we are entitled to retain the remaining portions of the future royalties on Leqvio, and any negative developments related to Leqvio could have a material adverse effect on our receipt of those future royalties.

In April 2020, we sold to BX Bodyguard Royalties L.P. (an affiliate of The Blackstone Group Inc.), or Blackstone Royalties, 50% of the royalties payable to us with respect to net sales by Novartis, its affiliates or sublicensees of Leqvio under the MDCO License Agreement. Under our agreement with Blackstone Royalties, if Blackstone Royalties does not receive royalty payments in respect of global sales of Leqvio equaling at least $1.00 billion by December 31, 2029, Blackstone Royalties' interest in Leqvio royalties will increase to 55% (and our interest will decrease to 45%) effective January 1, 2030. As a result, any factor that has an adverse impact on sales of Leqvio could affect our ability to meet the $1.00 billion repayment threshold in this timeframe, which in turn would have a negative impact on the percentage of the Leqvio royalty stream that we are entitled to retain.

Factors that could have an adverse impact on Leqvio sales include:

- competitors may develop new therapies or alternative formulations of products for HeFH and ASCVD;

- lack of acceptance of Leqvio by patients, the medical community or third party payors;

- any negative developments relating to Leqvio, such as safety, efficacy, or pricing or reimbursement issues;

- any disputes concerning patents or proprietary rights (including any emergence of potential generic competition), or under license and collaboration agreements;

- foreign currency exchange rate fluctuations; and

- adverse regulatory or legislative developments that limit or prohibit the sale of Leqvio, such as restrictions on the use of Leqvio or safety-related label changes, including enhanced risk management programs.

If the revenues generated by sales of Leqvio are lower than expected, we may not receive royalties in the amount we are currently anticipating, and our business, prospects, operating results and financial condition could be materially and adversely affected.

If the estimates we make, or the assumptions on which we rely, in preparing our financial statements and/or our projected guidance prove inaccurate, our actual results may vary from those reflected in our projections and accruals.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you, however, that our estimates, or the assumptions underlying them, will be correct.

Further, from time to time we issue financial guidance relating to our expectations regarding our net product revenues (both for our TTR products and for all of our approved products), collaboration and royalty revenues, and GAAP and non-GAAP combined research and development and selling, general and administrative expenses. Our guidance is based on a number of assumptions and estimates that are subject to significant business, economic and competitive uncertainties and contingencies that are beyond our control, as well as the judgment of our management. If, for any reason, our net product revenues, collaboration and royalty revenues and/or expenses differ materially from our guidance, we may have to adjust our publicly announced financial guidance. If we fail to meet, or if we are required to change or update any element of, our publicly disclosed financial guidance or other expectations about our business, our stock price could decline.

The investment of our cash, cash equivalents and marketable securities is subject to risks which may cause losses and affect the liquidity of these investments.

As of December 31, 2025, we had $2.91 billion in cash, cash equivalents and marketable securities. We historically have invested these amounts in money market funds, certificates of deposit, commercial paper, corporate notes, U.S. government-sponsored enterprise securities and U.S. treasury securities through highly rated financial institutions. Corporate notes may also include foreign bonds denominated in U.S. dollars. These investments are subject to general credit, liquidity, market and interest rate risks. We may experience losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial condition. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would decline. The market risks associated with our investment portfolio may have an adverse effect on our operating results, liquidity and financial condition.

Volatility in foreign currency exchange rates could have a material adverse effect on our operating results.

Our revenue from outside of the U.S. is expected to increase as our products, whether commercialized by us or our collaborators, gain marketing approval in foreign jurisdictions. We are exposed to foreign exchange risk as certain of our expenses and liabilities are required to be paid in currencies other than the U.S. dollar. Our primary foreign currency exposure relates to movements in the U.S. dollar relative to the Japanese yen, Euro and British pound. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact on net income, but our overall expenses will increase, having a negative impact. Conversely, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact on net income, but our overall expenses will decrease, having a positive impact. The exchange rates between the U.S. dollar and the other foreign currencies to which we are exposed have fluctuated significantly in response to international political conditions, general economic conditions and other factors beyond our control. In addition, the current presidential administration has enacted or proposed to enact certain economic and trade policies, including with respect to tariffs, that could impact the global economy and further increase the volatility of foreign exchange rates. Any future volatility in foreign exchange rates is likely to impact our operating results and financial condition.

Changes in tax laws could adversely affect our business, prospects, operating results and financial condition.

Our business is subject to numerous international, federal, state, and other governmental laws, rules, and regulations that may adversely affect our operating results, including taxation and tax policy changes, tax rate changes, new tax laws, or revised tax law interpretations, which individually or in combination may cause our effective tax rate to increase. In the U.S., the rules dealing with federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, prospects, operating results and financial condition.

Additionally, the Organization for Economic Co-operation and Development, or the OECD, the EC, and individual taxing jurisdictions where we and our affiliates do business have recently focused on issues related to the taxation of multinational corporations. The OECD has released its comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting. In addition, the OECD, the EC and individual countries are examining changes to how taxing rights should be allocated among countries considering the digital economy. As a result, tax laws in the U.S. and other countries in which we and our affiliates do business could change on a prospective or retroactive basis and any such changes could materially adversely affect our business, prospects, operating results and financial condition.

We may incur additional tax liabilities related to our operations.

We are subject to income tax in the U.S. and the foreign jurisdictions in which we operate. Significant judgment is required in determining our worldwide tax liabilities, and our effective tax rate is derived from the applicable statutory tax rates and relative earnings in each taxing jurisdiction. We record liabilities for uncertain tax positions that involve significant management judgment as to the application of law. Domestic or foreign taxing authorities may disagree with our interpretation of tax law as applied to our and our subsidiaries' operations or with the positions we may take with respect to particular tax issues on our tax returns. Consequently, tax assessments or judgments in excess of accrued amounts that we have estimated in preparing our financial statements may materially and adversely affect our reported effective tax rate or our cash flows. Further, other factors may adversely affect our effective tax rate, including changes in the mix of our profitability from country to country, tax effects of stock-based compensation (which depend in part on the price of our stock and, therefore, are beyond our control), and changes in tax laws or regulations. For example, the OECD Global Anti-Base Erosion Model have influenced tax laws in countries in which we operate, including the implementation of minimum taxes. Changes to these or other laws and regulations or their interpretations could materially and adversely impact our effective tax rate or cash flows.

Risks Related to Our Dependence on Third Parties

We may be unable to maintain our existing collaborations, or enter into new collaborations with companies that can provide us with external innovation or with business and scientific capabilities and funds for the development and commercialization of certain of our product candidates, which may have a negative impact on our business, prospects, operating results and financial condition.

We do not currently have adequate capacity or capabilities to advance all opportunities arising from our growing pipeline of RNAi therapeutics. Accordingly, we have entered into collaborations with third party collaborators we believe can provide such capacity and capabilities in certain territories and/or for certain product candidates, and we may enter into additional such collaborations in the future. Specifically, we currently have active collaborations with, among other companies, Roche, Regeneron, Sanofi and Novartis, covering various products and product candidates in our pipeline.

In such collaborations, we expect our current, and any future, collaborators to provide substantial capabilities in clinical development, regulatory affairs, and/or marketing, sales and distribution. Under certain of our collaborations, we also expect our collaborators to develop, market and/or sell certain of our product candidates in certain territories or globally, and we have limited or no control over the development, sales, marketing and distribution activities of these collaborators. Our future revenues may depend on the success of the efforts of these third parties. For example, we will rely entirely on (i) Regeneron for the worldwide development and commercialization of all programs targeting eye diseases (subject to limited exceptions), and certain CNS and liver programs, including cemdisiran; (ii) Novartis for the development and commercialization of Leqvio worldwide; (iii) Sanofi for the commercialization of Qfitlia worldwide; and (iv) Roche for the commercialization of zilebesiran outside of the U.S. In the case of each collaboration referenced in clauses (i)-(iv) above, we are entitled to royalties, and in some instances commercial milestone payments, on the sales of the applicable product. If our collaborators are delayed or unsuccessful in their development and/or commercialization efforts, our anticipated future revenues from the relevant product or product candidate would be adversely affected. As discussed above, under our agreement with Blackstone Royalties, if the revenues generated by the royalties received by Blackstone Royalties from us with respect to Leqvio sales do not reach a certain level by the end of 2029, Blackstone Royalties will be entitled to a higher royalty percentage beginning in 2030, which would have a negative impact on the percentage of the Leqvio royalty stream that we are entitled to retain.

We may not be successful in entering into future collaborations on terms favorable to us due to various factors, including our ability to demonstrate improved product profiles from our new technologies, our ability to successfully demonstrate proof-of-concept for our technology in humans in certain tissues or disease areas, our ability to demonstrate the safety and efficacy of our specific product candidates, our ability to manufacture or have third parties manufacture RNAi therapeutics, the strength of our intellectual property portfolio and/or concerns around challenges or potential challenges to our intellectual property portfolio. Even when we succeed in securing such new collaborations, we may not be able to maintain them, or they may not be successful, if, for example, development or approval of a product candidate is delayed, challenges are raised as to the validity or scope of our intellectual property, we are unable to secure adequate reimbursement from payors, sales of an approved drug are lower than we expected, or our collaborator changes its strategic focus or otherwise determines not to move forward with a product or product candidate or to continue its collaboration with us.

Furthermore, any delay in entering into new collaboration agreements would have the potential to prevent or delay the development and commercialization of certain product candidates, or reduce the competitiveness such product candidates if they ultimately reach the market, which in turn could adversely affect our business, prospects, operating results and financial condition.

For certain product candidates, we have formed collaborations to fund all or part of the costs of drug development and commercialization, such as our collaborations with Roche, Regeneron, Sanofi and Novartis. We may not, however, be able to enter into additional collaborations for certain other programs, and the terms of any collaboration agreements we do secure may not be favorable to us. If we are not successful in our efforts to enter into future collaboration arrangements with respect to one or more of our product candidates, we may not have sufficient funds or other resources to develop these product candidates or other product candidates on our own, or to bring such product candidates to market. In these circumstances, we will not be able to generate revenues from these product candidates, and this will substantially harm our business, prospects, operating results and financial condition.

If any collaborator materially amends, terminates or fails to perform its obligations under agreements with us, the development and commercialization of our products or product candidates could be delayed or terminated.

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us, in whole or in part, or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with our collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party.

In addition, under certain circumstances, our collaborators may have additional termination rights for convenience with respect to the collaboration as a whole or a particular program under the collaboration. For example, in August 2024, we announced that Regeneron had opted out of further co-development and co-commercialization of mivelsiran for portfolio prioritization reasons. As a result of Regeneron's opt-out, we have full development and commercialization rights to mivelsiran in all indications but we are responsible for funding further development and commercialization of mivelsiran, including the ongoing Phase 2 development program, without funding from Regeneron. Regeneron will be eligible to receive low double-digit royalties on sales of mivelsiran, if approved. The Initial Research Term will expire in May 2026. As a result, we and Regeneron will not nominate additional targets to be added to our collaboration.

Our agreement with Novartis relating to the development and commercialization of Leqvio worldwide may be terminated by Novartis at any time upon four months' prior written notice, provided if the agreement is terminated by Novartis for convenience, Novartis must grant a license to us under certain technology developed in the course of its (or MDCO's) activities under the agreement, subject to a royalty to be negotiated between the parties. Moreover, any adverse actions by Novartis with respect to, or disputes with Novartis regarding, the MDCO License Agreement could adversely impact our ability to comply with our obligations under our agreements with Blackstone Royalties. If we were to lose a commercialization collaborator, we would have to attract a new collaborator (potentially on less favorable terms for us than we have with our existing collaborator) or develop expanded sales, distribution and marketing capabilities internally, which would require us to invest significant financial and management resources.

In addition, if we have a dispute with a collaborator over the ownership of technology or other matters, or if a collaborator terminates its collaboration with us, for breach or otherwise, or determines not to pursue the research, development and/or commercialization of the affected product or product candidate, it could delay our development of product candidates, result in the need for additional company resources to develop the impacted product candidate(s), require us to expend time and resources to develop expanded sales and marketing capabilities on a more expedited timeline, make it more difficult for us to attract new collaborators and adversely affect how we are perceived in the business and financial communities.

Moreover, a collaborator, or in the event of a change in control of a collaborator or the assignment of a collaboration agreement to a third party, the successor entity or assignee, as in the case of MDCO and Novartis, could determine that it is in its interests to:

- pursue alternative technologies or develop alternative products, either on its own or jointly with others, that may be competitive with the products on which it is collaborating with us or which could affect its commitment to its collaboration with us;

- pursue higher-priority programs or change the focus of its development programs, which could affect the collaborator's commitment to us; or

- if it has commercial rights, choose to devote fewer resources to the marketing of our products, if any receive regulatory approval, than it does for products developed or commercialized outside of our collaboration.

If any of these occur, the development and commercialization of one or more products or product candidates could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

We expect to incur significant costs as we continue to grow our manufacturing capabilities and resources and develop manufacturing expertise; in the meantime, we rely, and expect to continue to rely, on third parties to manufacture our products and product candidates. The loss of these or future third-party suppliers, or their inability to provide us with sufficient supply, could harm our business.

We have been expanding our manufacturing capabilities, and to continue to commercialize our approved products, continue to develop our current product candidates, apply for regulatory approvals and, if approved, commercialize future products, we will need to continue to develop our internal manufacturing capabilities and/or contract or otherwise arrange for any necessary external manufacturing capabilities. During 2020, we completed construction and qualification of our manufacturing facility in Norton, Massachusetts where we manufacture drug substances for early-stage clinical development and have the potential to manufacture drug substances for late-stage clinical development and commercial use, in the future. In December 2025, we announced a planned expansion of the Norton facility designed to increase capacity meaningfully, significantly reduce production costs, and position us to support future launches across our growing pipeline of potential new medicines.

At the present time, we only have the capacity to manufacture limited quantities of clinical trial drug substance ourselves, and otherwise we continue to rely on third party CMOs to manufacture additional drug substance, and we rely on third party CMOs for all of our drug product requirements for clinical and commercial use. There are a limited number of CMOs worldwide with the expertise to manufacture our siRNA therapeutic products, and we currently rely on a limited number of CMOs in North America, Europe and Asia to manufacture our products and product candidates. There are risks inherent in pharmaceutical manufacturing that could affect the ability of our CMOs to meet our delivery time requirements or provide adequate amounts of material to meet our needs, and if our CMOs fail to do these things it could delay our clinical trials and potentially put our commercial supply at risk, as well as result in additional expense to us. To fulfill our future requirements, we will likely need to contract with additional CMOs, and such alternative suppliers may be limited, not be readily available, or we may be unable to enter into agreements with them on reasonable terms and in a timely manner, or at all.

In addition to the manufacture of synthetic siRNAs, we may have additional manufacturing requirements related to the technology required to deliver the siRNA to the relevant cell or tissue type, such as LNPs or conjugates or other drug delivery technologies. In some cases, the delivery technology we utilize is specialized or proprietary, and for technical and/or legal reasons, we may have access to only one or a limited number of potential manufacturers for such delivery technology. In addition, the scale-up of our delivery technologies could be very difficult and/or take significant time. We also have limited experience in such scale-up and manufacturing, requiring us to depend on a limited number of third parties, who might not be able to deliver in a timely manner, or at all. Failure by manufacturers to properly manufacture our delivery technology and/or formulate our siRNAs for delivery could result in unusable product, supply delays and drug shortages. Furthermore, competition for supply from our manufacturers from other companies, a breach by such manufacturers of their contractual obligations or a dispute with such manufacturers would disrupt our clinical and/or commercial supply, cause delays in our discovery and development efforts, and result in additional expense to us.

In developing manufacturing capabilities by building our own manufacturing facilities, we have incurred substantial expenditures, and expect to incur significant additional expenditures in the future. Also, we have had to, and will likely need to continue to, recruit, hire, and train qualified employees to staff our facilities. If we are unable to manufacture sufficient quantities of material or if we encounter problems with our facilities in the future, we may also need to secure alternative suppliers, and such alternative suppliers may not be available, or we may be unable to enter into agreements with them on reasonable terms and in a timely manner, or at all. Given our dependence on a limited number of CMOs to supply our commercial products and clinical candidates, and the ongoing utilization of our own facilities, any delay or setback in the manufacture of our products could impede ongoing clinical and commercial supply, which could materially and adversely impact our business, prospects, operating results and financial condition. In addition, to the extent we or our collaborators rely on CMOs to supply our product candidates, any delays or disruptions in supply could have a material adverse impact on the research and development activities and potential commercialization of our or our collaborators' product candidates.

The manufacturing processes for our products and any other product candidates that we may develop is subject to FDA and foreign regulatory authority approval processes, and we will need to meet, and will need to contract with CMOs that can meet, all applicable FDA and foreign regulatory authority requirements on an ongoing basis. The failure of any CMO to meet required regulatory authority requirements could result in the delayed submission of regulatory applications, or delays in receiving regulatory approval for any of our or our current or future collaborators' product candidates. In addition, if we receive the necessary regulatory approval for any product candidate, we also expect to rely on third parties, including potentially our commercial collaborators, to produce materials required for commercial supply.

Additionally, in December 2025, the BIOSECURE ACT was enacted into law as part of the National Defense Authorization Act for fiscal year 2026. The BIOSECURE ACT prohibits U.S. federal executive agencies from contracting with any entity where the biotechnology equipment or services of a "biotechnology company of concern" would be used in the performance of that contract. Generally, a "biotechnology company of concern", or BCOC, is a biotechnology company that is subject to the jurisdiction, direction, control, or operates on behalf of a foreign adversary's government and poses a risk to the national security of the U.S. BCOCs include entities listed on the Department of Defense Section 1260H list of "Chinese military companies" and additional entities to be designated through an interagency process led by the Office of Management and Budget, or OMB. OMB has not yet identified any BCOCs. The BIOSECURE ACT has the potential to severely restrict our ability to purchase services or products from, or otherwise collaborate with, certain Chinese "biotechnology companies of concern" without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We do business with companies in China and it is possible some of our contractual counterparties could be impacted by the legislation described above and alternative arrangements may need to be made.

The current presidential administration has substantially altered prior U.S. government international trade policy and has commenced activities to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. In addition, the administration has initiated or is considering imposing tariffs on certain foreign goods, and has announced plans to impose or increase tariffs of potentially 100% or more on pharmaceuticals, including pharmaceutical products and components manufactured outside of the U.S. Related to this action, certain foreign governments, including China, have instituted or are considering imposing reciprocal tariffs on certain U.S. goods. It remains unclear what the current administration or foreign governments will or will not do with respect to tariffs or other international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to disrupt our research activities, affect our suppliers, increase the cost of materials purchased to manufacture our products, impact our ability to sell our products outside the U.S. or to sell our products outside the U.S. at competitive prices and/or to affect the U.S. or global economy or certain sectors thereof and, thus, could adversely impact our business. Although it remains unclear whether and to what extent any such tariffs will ultimately be adopted or implemented, or the effect that any such actions would have on us, our third party CMOs or our industry, any unfavorable tariffs may increase our cost of goods sold.

If the third parties we engage to supply materials or manufacture product candidates or products for preclinical testing or clinical or commercial supply should cease to do so for any reason, we would likely experience delays in advancing these preclinical tests and clinical trials and/or interruptions in commercial supply while we identify and qualify replacement suppliers or manufacturers, and we may be unable to obtain replacement supplies on terms that are favorable to us, or at all. If we are not able to obtain adequate supplies of our product candidates or products or the substances used to manufacture them, it could materially and adversely impact our business, prospects, operating results or financial condition.

To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we depend, and will depend in the future, on these third parties to perform their obligations in a timely manner and consistent with contractual and regulatory requirements, including those related to quality control and quality assurance. The failure of any CMO to perform its obligations as expected, or, to the extent we manufacture all or a portion of our product candidates ourselves, our failure to execute on our manufacturing requirements, could adversely affect our business in a number of ways, including:

- we or our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;

- we or our collaborators may be delayed in submitting regulatory applications, or receiving regulatory approvals, for our product candidates;

- we may lose the cooperation of our collaborators;

- our facilities and those of our CMOs, and our products could be the subject of inspections by regulatory authorities that could have a negative outcome and result in supply delays;

- we may be required to cease distribution or recall some or all batches, of our products or take action to recover clinical trial material from clinical trial sites; and

- ultimately, we may not be able to meet the clinical and commercial demands for our products and product candidates.

We rely on third parties to conduct our clinical trials, and if such third parties fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, CROs, and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services for our clinical trials, including site selection, enrollment, monitoring, auditing and data management services. These investigators and CROs are not our employees, and we have limited control over the amount of time and resources they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw their time and resources away from our programs. Although we depend heavily on these parties, we control only limited aspects of their activity and therefore, we cannot be assured that these third parties will adequately perform their contractual obligations to us in compliance with regulatory and other legal requirements and our internal policies and procedures. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with applicable GCP requirements, which are regulations and guidelines enforced by the FDA and foreign regulatory authorities for our product candidates in clinical development, and to implement timely corrective action to address any non-compliance. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites, including in connection with the review of marketing applications. If we or any of our CROs fail to comply with applicable GCP requirements, or fail to take any such corrective action in a timely manner or at all, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA, EMA, PMDA or other foreign regulatory authorities may require us to take additional action or perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a regulatory authority in the future, such regulatory authority will determine that any of our clinical trials comply with GCP requirements.

If our third-party service providers cannot adequately and timely fulfill their obligations to us for any reason, or if the quality and accuracy of our clinical trial data is compromised due to failure by a third party service provider to adhere to our protocols or regulatory requirements or if a third party service provider otherwise fails to meet deadlines, our development plans and/or regulatory reviews for marketing approvals may be delayed or terminated. As a result, our business, prospects, operating results and financial condition would be harmed, and our stock price would likely be negatively impacted.

Risks Related to Managing Our Operations

If we are unable to attract and retain qualified key management and scientists, development, medical and commercial staff, consultants and advisors, our ability to implement our business plan may be adversely affected.

We are highly dependent upon our senior management and our scientific, clinical, sales and medical staff. The loss of the services of any members of our senior management could significantly delay or prevent the achievement of product development and commercialization, and other business objectives, and adversely impact our stock price. Our employment arrangements with our key personnel are terminable without notice. We do not carry key person life insurance on any of our employees.

We have grown our workforce significantly over the past several years and anticipate additional employee growth in the future, and we face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions, many of which have substantially greater resources to attract and reward qualified individuals than we do. If we are not able to attract and retain highly qualified sales and marketing, research, development, and other professionals, it would negatively impact our ability to commercialize our approved products and any future products and to support our growing research and development and global commercialization efforts and initiatives, which would have an adverse effect on our ability to implement our future business plans and to achieve the goals of our *Alnylam 2030* strategy.

We may have difficulty continuing to expand our global operations successfully at the scale necessary to support our Alnylam 2030 ambitions.

As we continue the commercial launches of our approved products, including the ongoing launch of AMVUTTRA in ATTR-CM, and increase the number of product candidates we are developing, we will need to continue to expand our operations in the U.S. and further develop our operations in the EU and other geographies, including Asia and Latin America. To date, we have received regulatory approval for four products, which we have launched in multiple geographies globally, and we continue to expand the reach of these products with additional regulatory filings and launches.

We have grown our workforce significantly over the last several years and anticipate additional employee growth globally in the future as we focus on the commercialization of our approved products. This growth has placed a strain on our administrative and operational infrastructure and, as a result, we will need to continue to develop additional and/or new infrastructure and capabilities to support our growth and obtain additional space to conduct our global operations in the U.S., EU, Japan, Latin America and other geographies. If we are unable to develop such additional infrastructure or obtain sufficient space to accommodate our growth in a timely manner and on commercially reasonable terms, our business could be negatively impacted. As we continue the commercialization of our approved products, and as the product candidates we develop enter and advance through clinical trials, we will need to continue to expand our global development, regulatory, manufacturing, quality, compliance, and marketing and sales capabilities, or contract with third parties to provide these capabilities for us. In addition, as our operations continue to expand, we will need to successfully manage additional relationships with various collaborators, suppliers, distributors and other organizations. Our ability to manage our operations and future growth will require us to continue to enhance our operational, financial and management controls and systems, reporting systems and infrastructure, ethics and compliance functions, and policies and procedures. We may not be able to implement enhancements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

The use of social media presents risks and challenges.

We use social media to communicate about our products and product candidates and the diseases our investigational RNAi therapeutics are being developed to treat, including in connection with our commercialization efforts for our approved products. We intend to do the same for our future products, if approved. While we believe our social media use is appropriate under current regulatory guidance, social media practices in the biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label or deceptive marketing or other prohibited activities. For example, for our clinical-stage product candidates, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event, or AE. When such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable AE reporting obligations or that we may not be able to defend our business in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any online platform, including a blog on the internet, or a post on a website, that can be distributed rapidly and could negatively harm our reputation. If any of these events were to occur or if we otherwise fail to comply with applicable regulations, we could face regulatory actions or incur liability or other harm to our business.

Our business and operations could suffer in the event of system failures or unauthorized or inappropriate use of or access to our systems.

We are increasingly dependent on our information technology systems and infrastructure, and those of our contractors, consultants and collaborators, for our business. We collect, store and transmit sensitive information including intellectual property, proprietary business information, including highly sensitive clinical trial data, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be subject to information breaches, unauthorized access, human error, computer viruses, denial-of-service attacks, malicious code, spam attacks, phishing, ransomware or other forms of social engineering, third-party or employee theft or misuse, negligent actions and other events that could impact the security, reliability, confidentiality, integrity and availability of our systems, including by third parties with a wide range of motives and expertise, including organized criminal groups, nation-states, "hacktivists," patient groups, rogue current or former employees and others. Cyber-attacks can be designed to collect sensitive or proprietary information, manipulate, destroy or corrupt data, systems or applications, or accounts, to steal money or extort money through the use of so-called "ransomware," and to disable the functioning or use of applications or technology assets. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures and those of our contractors, consultants and collaborators, our respective information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance. Any such incidents could compromise our networks and the information stored there could be accessed, misused, publicly disclosed, lost, stolen or rendered, permanently or temporarily, inaccessible. The risk of cyber-attacks is increased with employees working remotely, as remote work increases our vulnerability to cybersecurity-related events such as phishing attacks and other security threats. Cybersecurity requires ongoing investment and diligence against evolving threats and is subject to federal and state regulation relating to the protection of confidential information. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures, to make required notifications, to restore our systems and fully recover from a cyber-attack, or to update our technologies and digital properties to comply with industry and regulatory standards, but we may not have adequate personnel, financial or other resources to fully meet these threats and evolving standards. We will also be required to effectively and efficiently govern, manage and ensure timely enhancements to our systems, including in their design, architecture and interconnections as well as their organizational and technical protections.

The pervasiveness of cybersecurity incidents in general and the risks of cyber-crime are complex and continue to evolve. Although we are making significant efforts to maintain the security and integrity of our information systems and are exploring various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Despite the implementation of security measures, our internal computer systems and those of our contractors, consultants and collaborators are vulnerable to damage or interruption from computer viruses, unauthorized or inappropriate access or use, natural disasters, pandemics or public health emergencies, terrorism, war (including the ongoing conflict in Ukraine), and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of preclinical trial data, data from completed or ongoing clinical trials for our product candidates, or manufacturing data could result in delays in our regulatory filings and development efforts, as well as delays in the commercialization of our products, and significantly increase our costs. To the extent that any disruption, security breach or unauthorized or inappropriate use or access to our systems were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, including but not limited to patient, employee or vendor information, we could incur notification obligations to affected individuals and government agencies, face potential lawsuits from patients, collaborators, employees, stockholders or other third parties, and incur liability under foreign, federal and state laws that protect the privacy and security of personal information, and the development and potential commercialization of our products and product candidates could be delayed. Such events may ultimately result in financial losses that are either not insured or are not fully covered through any insurance we maintain.

In addition, our increased use of cloud technologies heightens these third party risks, and any failure by cloud or other technology service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption, or loss of confidential or proprietary information. Although we require certain third party service providers to maintain certain minimum security levels and adopt certain security procedures by policy, we cannot ensure the universal or consistent compliance with these policies across our service providers, or that our policies and procedures will be adequate to address the evolving threat environment and identify and provide controls for all of the risks in a particular service provider's environment.

Risks Related to Our Industry

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates and the Commercialization of Our Approved Products

Any product candidate we or our collaborators develop may fail in development or experience significant delays.

Our business depends upon the successful development and commercialization of our product candidates. These product candidates are in various stages of development and must satisfy rigorous standards of safety and efficacy before they can be approved for sale by the FDA or foreign regulatory authorities. Nonclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete, is uncertain as to outcome, and the historical failure rate for product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective and safe in humans or will receive regulatory approval. Failure to advance our product candidates through clinical development could impair our ability to ultimately commercialize products, which could materially harm our business and long-term prospects.

Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses, and earlier results, both nonclinical and clinical, may not be indicative of future clinical trial results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business, prospects, operating results and financial condition. Moreover, clinical data are often susceptible to varying interpretations, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their product candidate. Moreover, certain of our product candidates employ novel delivery technologies that have yet to be extensively evaluated in human clinical trials and proven safe and effective.

In addition, from time to time, we report interim, topline, and preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change. Interim or preliminary data from a clinical trial may not be predictive of final results from the clinical trial and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and treatment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Additionally, several of our planned and ongoing clinical trials utilize an “open-label” trial design. In an “open-label” clinical trial, both the patient and investigator know whether the patient is receiving the investigational product candidate or, if the trial includes multiple arms, either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Accordingly, open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates when studied in a blinded, controlled environment with a placebo or active control.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, patient enrollment criteria, operational challenges, site implementation challenges, biostatistical plans and failure to demonstrate favorable safety or efficacy traits. If our product candidates experience any such problems, we may not have the financial resources necessary to continue development of the affected product candidate or any of our other product candidates. We may also lose, or be unable to enter into, collaborative arrangements for the affected product candidate or any of our other product candidates.

A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, nonclinical testing and the clinical trial process that could extend our clinical development timelines and delay or prevent regulatory approval or our ability to commercialize our product candidates, including:

- our nonclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional nonclinical testing or clinical trials, or we may abandon projects that have the potential to be promising;

- delays in filing IND applications or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards/ethics committees in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;

- conditions imposed on us by an institutional review board or ethics committee, or the FDA or comparable foreign regulatory authorities regarding the scope or design of our clinical trials;

- problems in engaging institutional review boards or ethics committees to oversee clinical trials or problems in obtaining or maintaining institutional review board or ethics committee approval of clinical trials;

- delays in enrolling patients and volunteers into clinical trials, and variability in the number and types of patients and volunteers available for clinical trials, including as a result of the availability of existing approved therapies for the indication for which the clinical trial is testing our product candidate;

- disruptions caused by man-made or natural disasters or pandemics, epidemics or public health emergencies or other business interruptions;

- high drop-out rates for patients and volunteers in clinical trials;

- negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours;

- inadequate supply or quality of product candidate materials or other materials necessary for the conduct of our clinical trials or disruption or delays in clinical supply due to a future pandemic or public health emergency;

- serious and unexpected drug-related side effects experienced by patients taking our approved products, participants in our clinical trials or individuals using drugs similar to our products or product candidates;

- poor or disappointing effectiveness of our product candidates during clinical trials;

- the imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or manufacturing concerns or after an inspection of our clinical trial operations or trial sites;

- unfavorable FDA or other regulatory agency inspection and review of a clinical trial site or records of any clinical or nonclinical investigation;

- failure of our third-party contractors or investigators to comply with regulatory requirements, including GLP, GCP and cGMP, or otherwise meet their contractual obligations in a timely manner, or at all;

- governmental or regulatory delays, including as a result of a government shutdown, and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular;

- delays in reaching a consensus with regulatory agencies on trial design;

- interpretations of data by the FDA or foreign regulatory authorities that differ from ours;

- lack of adequate funding to continue the clinical trial; or

- diminished revenue potential of the applicable program due to competition.

Clinical trials must be conducted in accordance with the legal requirements, regulations or guidelines of the FDA and regulatory authorities outside the U.S. We could encounter delays if a clinical trial is suspended or terminated by us, by the FDA or any other regulatory authority, or if the institutional review boards of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates, and ultimately delay or prevent regulatory approval.

Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis is subject to a number of factors. Clinical trials are expensive and require significant operational resources. Delays in patient enrollment or unforeseen drop-out rates may result in increased costs and longer development times.

Patient enrollment is affected by many factors, including the size of the patient population, the age and condition of the patients, the stage and severity of disease, the availability of clinical trials for other investigational drugs for the same disease or condition, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, the eligibility criteria for the clinical trial, the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion, and factors we may not be able to control, such as potential pandemics. We or our collaborators may experience difficulty enrolling our clinical trials due to the availability of existing approved treatments, as well as other investigational treatments in development. For example, we may experience delays in recruiting and enrolling patients, and in particular treatment-naive patients, for our Phase 3 clinical trial of nucresiran for the treatment of ATTR-CM because there are multiple approved therapies on the market and multiple investigational therapies in ongoing clinical trials for ATTR-CM. Delays or difficulties in patient enrollment, or difficulties retaining trial participants, including as a result of the availability of existing approved treatments or other investigational treatments, safety concerns, or the impact of pandemics or other public health emergencies, can result in increased costs, longer development times or termination of a clinical trial, as well as lead us to fail to achieve our intended development timing, including as reflected in our *Alnylam 2030* strategy.

If any of our current or future products or product candidates causes undesirable side effects or has other unexpected adverse properties, such side effects or properties could delay or prevent regulatory approval, limit the commercial potential or result in significant negative consequences following any potential regulatory approval.

There can be no assurance that our products or product candidates will not cause undesirable side effects. For example, results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. If any product candidates we develop are associated with unacceptable side effects or deaths, we may need to abandon the development of such product candidates or limit development to certain uses or subpopulations in which the unacceptable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, the occurrence of such adverse events could result in the suspension or termination of clinical trials of a product candidate by us, our collaborators, institutional review boards or ethics committees, or the FDA or a foreign regulatory authority, and may negatively impact the clinical and/or regulatory timelines of the impacted product candidates. For example, our Phase 1 clinical trial of mivelsiran for Alzheimer's Disease remains on partial clinical hold for certain dosing levels or frequencies in the U.S. due to findings observed in non-clinical chronic toxicology studies. While our clinical development of mivelsiran has not been impacted by the partial clinical hold because of the dose levels at which it applies, it is possible that the partial clinical hold could have an impact if our development plans change or that future partial or full clinical holds on mivelsiran or our other product candidates could impact our ability to advance the clinical development of such product candidate on our expected timelines or at all.

In addition, the occurrence of serious adverse events could also result in refusal by the FDA or a foreign regulatory authority to approve a particular product candidate for any or all indications of use, or in limitations in the label of any approved product. Even if we are able to demonstrate that any future serious adverse events are not product-related and regulatory authorities do not order us to cease further development of our product candidates, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of any product candidate, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

We or our collaborators may be unable to obtain U.S. or foreign regulatory approval for our or our product candidates and, as a result, we or our collaborators may be unable to commercialize such product candidates.

Any product candidates we or our collaborators develop are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, pricing, advertising, promotion and distribution of drugs. Failure to obtain marketing approval for a product candidate we may develop will prevent us from commercializing the product candidate in a given jurisdiction. Securing regulatory approval requires the submission of extensive nonclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authorities. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that the product candidates we and our collaborators are developing will not obtain the regulatory approvals necessary for us or our collaborators to begin commercialization, or that approved products, including AMVUTTRA, will not obtain regulatory approval to be sold for an additional, broader indication than the indication for which it is currently approved. For example, although AMVUTTRA has been approved by the FDA, EC, PMDA, MHRA and certain other regulatory authorities for the treatment of ATTR-CM, regulatory authorities in other jurisdictions have not yet granted approval for this expanded indication. It is also possible that the FDA or other regulatory authorities may determine that the data generated in clinical trials for a product candidate is not sufficient to support the approval of an application for regulatory approval. For example, although we reported positive results from the APOLLO-B Phase 3 clinical trial of patisiran in patients with ATTR-CM, in October 2023, the FDA issued a CRL in response to our sNDA for patisiran, indicating the sNDA could not be approved in its present form.

The time required to obtain FDA and other regulatory approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us are not always applied in a predictable or uniform manner and can change over time. Any analysis we perform of data from nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We or our collaborators may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be.

Because there may be approved treatments for some of the diseases for which we or our collaborators may seek approval, or treatments in development which will be approved by the time we or our collaborators file for approval, in order to receive regulatory approval, we or they may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases are not only safe and effective, but safer and/or more effective than other products.

Interruption or delays in the operations of the FDA, EMA and comparable foreign regulatory agencies may impact the review, inspection and approval timelines for our or our collaborated product candidates. We have in the past, and may in the future, experience delays in review, inspection and approval timelines from the FDA, and any similar interruption or delay by the FDA, EMA or other comparable foreign regulatory authorities could have a material adverse effect on our or our collaborators' efforts to obtain regulatory approval for our or our collaborators' product candidates, which could have a material adverse effect on our business, prospects, operating results or financial condition.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the current administration could hinder the agencies' ability to hire and retain key leadership and other personnel, prevent new products and services from being developed and/or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business. The ability of the FDA to review and approve new products, to provide feedback on clinical trials and development programs, to meet with sponsors and to otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; the ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of agencies and programs that provide research funding on which our operations may rely directly or indirectly via third party research and development projects associated with our product development programs, is subject to the political process, which is inherently fluid and unpredictable. The failure for such funding to be furnished or to be furnished in a timely manner could impact our ongoing research and development initiatives.

Any funding, personnel, policy or other disruptions at the FDA and other agencies may also delay those agencies' review and response to our or our collaborators' regulatory submissions, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. Additionally, the current U.S. presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA's ability to conduct routine activities. If a prolonged government shutdown occurs, or if renewed global concerns, funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The FDA or foreign regulatory authorities may request additional clinical or other data or information in connection with the regulatory review of our or our collaborators' product candidates, including by issuing a complete response letter that may require that we or our collaborators submit additional clinical or other data or impose other conditions that must be met in order to secure final approval of our or our collaborators' NDA applications, including potentially requiring a facility inspection. Even if such data and information are submitted, or any such inspection is completed, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

We may seek a Fast Track, Priority Review, or Breakthrough Therapy designation or similar designations outside the U.S. for some of our product candidates. Product candidates that receive one or more of these designations may be eligible for, among other things, a priority regulatory review. Each of these designations is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for Fast Track, Priority Review, and/or Breakthrough Therapy designation, the FDA or similar regulatory authorities may disagree and instead determine not to make such designation. The receipt of one or more of these designations for a product candidate does not guarantee a faster development process, review or approval compared to products developed or considered for approval under conventional assessment procedures and does not assure ultimate approval by the FDA or similar regulatory authorities. In addition, even if one or more of our products or product candidates qualifies for Fast Track, Priority Review, and/or Breakthrough Therapy designation, the FDA or similar regulatory authorities may later decide to withdraw such designation if it determines that the product or product candidate no longer meets the conditions for qualification.

Any delay or failure in obtaining required approvals for our product candidates or our collaborated product candidates could have a material adverse effect on our ability to generate revenues from any product candidate for which we or our collaborators may seek approval in the future. For example, as a result of the CRL from the FDA in response to our sNDA for patisiran as a treatment for ATTR-CM, our ability to generate product revenues for patisiran was negatively impacted.

Furthermore, even if we or our collaborators receive approval of an NDA or foreign marketing application for a product candidate, the FDA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. The FDA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any of these restrictions or commitment could limit an approved product's market opportunity and have a negative impact on our business, prospects, operating results and financial condition and our stock price.

In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy, or REMS, as part of its review of an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. In the EU, we or our collaborators could be required to adopt a similar plan, known as a risk management plan, and our products could be subject to specific risk minimization measures, such as restrictions on prescription and supply, the conduct of post-marketing safety or efficacy studies, or the distribution of patient and/or prescriber educational materials. In either instance, these limitations and restrictions may limit the size of the market for our products and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not ensure approval by any regulatory authority outside the U.S. and vice versa.

Our marketed products and any product candidates for which we obtain approval are subject to extensive and ongoing regulatory oversight. If we or our collaborators fail to comply with continuing U.S. and foreign requirements, our approvals could be limited or withdrawn, we could be subject to other penalties, and in any such case our business would be seriously harmed.

Our six marketed products, including two products that are commercialized by collaborators, and any product candidates for which we or our collaborators may ultimately receive marketing authorization, are subject to ongoing regulatory requirements governing the testing, manufacturing, labeling, packaging, storage, advertising, promotion, sale, distribution, import, export, recordkeeping, and reporting. Ongoing FDA requirements include, among other things, submission of safety and other post-marketing information and reports, registration and listing, continued compliance with GMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians, and GCP requirements for any clinical trials that we conduct post-approval. In addition, we are conducting, and intend to continue to conduct, clinical trials for our product candidates, and we intend to seek approval to market our product candidates, in jurisdictions outside of the U.S., and therefore will be subject to, and must comply with, regulatory requirements in those jurisdictions.

Our products are subject to continuing regulatory oversight following approval, including the review of adverse drug experiences and clinical results that are reported after our drug products are made commercially available. This includes results from any post-marketing tests or surveillance to monitor the safety and efficacy of our approved products or other products required as a condition of approval or otherwise agreed to by us. Products are more widely used by patients once approval has been obtained and therefore side effects and other problems may be observed after approval that were not seen or anticipated, or were not as prevalent or severe, during pre-approval clinical trials or nonclinical studies. The subsequent discovery of previously unknown or underestimated problems with a product could result in:

- sales of our approved products may be lower than originally anticipated;

- regulatory approvals for our approved products may be restricted or withdrawn;

- we may decide, or be required, to send product warning letters or field alerts to physicians, pharmacists and hospitals;

- additional nonclinical studies or clinical trials, changes in labeling, adoption of a REMS plan, or changes to manufacturing processes, specifications and/or facilities may be required; and/or

- government investigations or lawsuits, including class action and product liability suits, may be brought against us.

Any of the above occurrences could reduce or eliminate sales of our approved products, increase our expenses and impair our ability to successfully commercialize one or more of these products.

The CMO and manufacturing facilities we use to make our approved products and certain of our current product candidates, including our Cambridge facility, our Norton facility, as well as facilities at Agilent and other CMOs, will also be subject to periodic review and inspection by the FDA and other regulatory agencies. For example, Agilent and our Cambridge-based facility were subject to regulatory inspection by the FDA and the EMA in connection with the review of our applications for regulatory approval for ONPATTRO and GIVLAARI, and may be subject to similar inspection in connection with any subsequent applications for regulatory approval of one or more of our products filed in other territories. The discovery of any new or previously unknown problems with our or our CMO's manufacturing processes or facilities, may result in restrictions on the CMO or facility or the products manufactured at such facility, including delay in approval or withdrawal of an approved product from the market. For example, due to a routine inspection by the FDA at a CMO facility that resulted in a pending inspection classification, we amended our regulatory submission for vutrisiran for the treatment of hATTR-PN in adults, which delayed our PDUFA action date and AMVUTTRA's initial NDA approval with the FDA. We may not have the ability or capacity to manufacture material at a broader commercial scale in the future. We may manufacture clinical trial materials, or we may contract a third party to manufacture this material for us. Reliance on CMOs entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the applicable CMO for regulatory compliance.

If we or our collaborators, CMOs or service providers fail to comply with applicable continuing regulatory requirements in the U.S. or a foreign jurisdiction in which we seek to market our products, we or they may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, refusal by the FDA or foreign regulatory authorities to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, refusal to permit the import or export of products, operating restrictions, fines, injunctions, civil penalties and criminal prosecution.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our approved products and any product candidates we may develop and adversely affect our business, financial condition, results of operations and prospects.

We may incur significant liability if enforcement authorities allege or determine that we are engaging in commercial activities with respect to our unapproved product candidates or promoting our commercially approved products in a way that violates applicable regulations.

The FDA and other regulatory agencies closely regulate the post-approval marketing and promotion of products to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Although physicians are generally permitted, based on their medical judgment, to prescribe products for indications other than those approved by the applicable regulatory agency, manufacturers are prohibited from promoting their products for such off-label uses. If a regulatory agency determines that our promotional materials, or other activities constitute off-label promotion, it could request that we modify our promotional materials or other activities, conduct corrective advertising, or subject us to regulatory enforcement actions, such as the issuance of a warning or untitled letter, injunction, seizure, civil fines and criminal penalties. It also is possible that other federal, state, or foreign enforcement authorities might take action if they believe that the alleged improper promotion led to the submission and payment of claims for an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Even if it is later determined we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

Even if we or our collaborators receive regulatory approval to market our product candidates, the market may not be receptive to our product candidates upon their commercial introduction, which could adversely affect our business, prospects, operating results and financial condition.

It may be difficult for us to convince patients, the medical community and third-party payors to accept and use our products, or to provide favorable reimbursement. The factors we believe will materially affect market acceptance of our products include:

- the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

- the safety and efficacy of our product candidates, as demonstrated in clinical trials and as compared with alternative treatments, if any;

- relative convenience, dosing regimen and ease of administration of our product candidates;

- the willingness of patients to accept potentially new routes of administration or new or different therapeutic approaches and mechanisms of action;

- the success of our physician education programs;

- the availability of adequate government and private third-party payor coverage and reimbursement;

- the amount of any co-pay or other cost-sharing obligations for patients;

- the pricing of our products, particularly as compared to alternative treatments, and the market perception of such prices and any price increase that we may implement in the future; and

- availability of alternative effective treatments for the diseases that our product candidates we develop are intended to treat and the relative risks, benefits and costs of those treatments.

For example, AMVUTTRA is administered through a subcutaneous injection and may not compete favorably with other available options for the treatment of ATTR-CM, including VYNDAQEL/VYNDAMAX, which is marketed by Pfizer and administered in pill form, and ATTRUBY, which is marketed by BridgeBio and administered in pill form, or other available options for the treatment of hATTR-PN in adults, including WAINUA, which is marketed by AstraZeneca and Ionis, and administered subcutaneously, or VYNDAQEL/VYNDAMAX, which is marketed by Pfizer in several countries and administered in pill form. In addition, Qfitlia represents a new approach to treating hemophilia, which may not be readily accepted by physicians and patients and their caregivers.

We are a multi-product commercial company and expect to continue to invest significant financial and management resources to continue to build our marketing, sales, market access and distribution capabilities and further establish our global infrastructure. If we are not able to continue to develop and scale these capabilities, we may not be able to successfully commercialize our products and product candidates.

We received our first product approval in August 2018 and have built substantial marketing, sales, market access and distribution capabilities over the past several years. We currently expect to rely on third parties to launch and market certain of our product candidates in certain geographies, if approved. However, we are commercializing AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, and intend to commercialize additional product candidates, if approved, on our own in major markets globally. Accordingly, we have established internal marketing, sales, market access and distribution capabilities across the U.S., Europe and Japan, which has required, and will continue to require, significant financial and management resources. For those products for which we will perform marketing, sales, market access and distribution functions ourselves we could face a number of additional risks, including:

- scaling and retaining our global sales, marketing and administrative infrastructure and capabilities;

- hiring, training, managing and supervising our personnel worldwide;

- the cost of further developing, or leveraging an established, marketing or sales force, which may not be justifiable in light of the revenues generated by any particular product and/or in any specific geographic region; and

- our direct sales and marketing efforts may not be successful, or may be limited by future government policies or initiatives.

In addition, the FDA may implement regulatory, policy, or enforcement changes that materially limit our ability and that of our third-party contractors to promote our products to consumers, which could materially impact our business. In September 2025, FDA stated that it intends to more aggressively enforce requirements for direct-to-consumer, or DTC, drug advertising and sent more than 100 warning or untitled letters to companies for allegedly deceptive prescription drug advertising, which represents a dramatic increase in such actions as compared to prior years. FDA also announced plans to expand its oversight of digital and social media advertising and to initiate a rulemaking that would call for drug companies to disclose additional safety information in DTC broadcast advertisements. In connection with these developments, we received an untitled letter from the FDA's Center for Drug Evaluation and Research asserting that a particular DTC television advertisement for AMVUTTRA was false and misleading. We responded to the untitled letter and subsequently received a close-out letter from the FDA in November 2025. The nature and extent of changes to FDA's regulations and enforcement approach is unclear but may impact pharmaceutical marketing efforts across the industry, including ours, which could in turn impact our sales and operations.

If we are unable to continue to develop and scale our own global marketing, sales, market access and distribution capabilities for our current and any future products, we will not be able to successfully commercialize our products without reliance on third parties.

The patient populations suffering from ATTR-CM, hATTR-PN, AHP and PH1 have not been established with precision. If the actual number of patients suffering from these diseases is smaller than we estimate, or if we fail to raise awareness of these diseases and diagnosis is not improved, our business, prospects, operating results and financial condition may be adversely affected.

Our estimates regarding the potential market size for AMVUTTRA, ONPATTRO, GIVLAARI, OXLUMO or any future products that we may commercialize, may be materially different from the actual market size, including as a result of the indication approved by regulatory authorities, which could result in significant changes in our business plan and may have a material adverse effect on our business, prospects, operating results and financial condition. For example, our growth expectations for AMVUTTRA assume significant continued overall market growth for the TTR category. If we are unable to accurately estimate the number of patients suffering from a disease for which we successfully commercialize a product or we and other market participants are not able to raise awareness of these diseases and continue to improve diagnosis, it could have a material adverse effect on our business, prospects, operating results or financial condition.

Any products we currently market or may develop in the future may become subject to unfavorable pricing regulations or healthcare reform initiatives, thereby harming our business, prospects, operating results and financial condition.

The regulations that govern marketing approvals, coverage, pricing and reimbursement for new drugs vary widely from country to country and are subject to change. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing authorization or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. It is also possible to obtain regulatory approval for a product in a particular country, but then be subject to price regulations or price controls that delay our commercial launch of the product and/or negatively impact the revenues we are able to generate from the sale of the product in that country and potentially in other countries due to reference pricing.

We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare and broaden the availability of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies.

In the U.S., the cost of healthcare generally and pharmaceuticals specifically have been subject to government and public scrutiny and calls for reform, and the U.S. federal government continues to propose and implement significant and wide-ranging executive, legislative, and regulatory reforms designed to control costs and reexamine drug pricing and payment models. Drug pricing and reimbursement reform have been a particular area of focus. At the federal level, for example, the Inflation Reduction Act of 2022, or IRA, includes a number of changes intended to address rising prescription drug prices in Medicare Parts B and D such as a new Medicare Part D benefit design and caps on Medicare Part D out-of-pocket costs, Medicare Part B and Part D drug price inflation rebates, a new Medicare Part D manufacturer discount drug program (replacing the previous coverage gap discount program) and a drug price negotiation program for certain high-spend Medicare Part B and D drugs. The IRA has affected and will continue to affect our business. The IRA may require us to pay rebates if we increase the net cost of a Medicare Part B or Part D drug faster than the rate of inflation. In addition, our cost-sharing responsibility for any approved product covered by Medicare Part D could be significantly greater under the IRA Medicare Part D benefit structure compared to the pre-IRA benefit design. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties or a potential excise tax. The effect of the IRA on our business and the healthcare industry in general continues to evolve and we may continue to discover additional adverse impacts on our company or our industry. Beyond the IRA, changes to Medicaid effective in 2024 eliminated the Medicaid rebate cap and changes to certain Medicare price reporting requirements for drugs beginning in 2026 will likely increase the administrative and compliance burden for manufacturers.

Under the current presidential administration, there has been significant reform activity focused on drug pricing and reimbursement. For example, President Trump issued an Executive Order in April 2025 with multiple directives aimed at lowering drug prices, including refining the Medicare drug price negotiation program established by the IRA; accelerating competition for high-cost prescription drugs by accelerating approval of generics and biosimilars and facilitating the process for re-classifying prescription drugs as over-the-counter drugs; and increasing drug importation. In May 2025, President Trump issued another Executive Order that directed government agencies and officials to identify most-favored nation pricing targets for prescription drugs (and looked to pharmaceutical manufacturers to make significant progress towards delivering target prices to patients); prevent foreign countries from disproportionately shifting the cost of global pharmaceutical research and development to the United States; and facilitate direct-to-consumer purchasing programs for pharmaceutical manufacturers to sell their products to patients at the most-favored-nation price. In the wake of the Executive Orders and related executive initiatives, a number of pharmaceutical manufacturers have announced direct-to-consumer offerings with discounted prices and/or reached agreement with the federal government regarding pricing for drugs, including prices for Medicaid drugs and newly launched products. A future website sponsored by the federal government that is anticipated to offer pharmaceutical direct-to-consumer channels has also been announced. Federal agencies are developing new drug pricing pilot programs, such as the GENEROUS model which would authorize the federal government to negotiate Medicaid supplemental rebates with participating manufacturers on behalf of state Medicaid programs, in exchange for standardized coverage criteria for participating manufacturer drugs, and proposed Medicare Part B (GLOBE model) and Part D (GUARD model) pilot models that, if finalized as proposed, would supplement existing inflation-based Medicare rebates with rebates determined on the basis of international prices, for drugs and patients subject to the model.

Other healthcare reform efforts or actions may affect access to healthcare coverage or the funding of health care benefits, although the full impact of such efforts or actions cannot be predicted. For example, Congressional Budget Office has estimated that Medicaid provisions in the 2025 budget reconciliation legislation, including restrictions in eligibility and funding for Medicaid, as well as changes to the healthcare marketplace such as the elimination of certain subsidies, will increase the number of uninsured.

There is uncertainty regarding the nature or impact of any pharmaceutical or broader federal healthcare reform proposed or implemented by the current presidential administration through executive or administrative action or by Congress, and the extent to which any such action will be subject to litigation or other challenges. It is unclear how any such healthcare reform measures will impact our business. Healthcare reforms and action taken by the healthcare industry in response could adversely affect reimbursement, competitive dynamics, and our business. We continue to monitor reform efforts and assess their potential impact on our operations, but we cannot predict their ultimate effect on our business.

At the state level, governments have become increasingly implementing regulations designed to control pharmaceutical product pricing. Some of these measures include upper payment limits on state-regulated payers; regulating product access, copayment assistance, and marketing; imposing drug price, cost, and marketing disclosure and transparency requirements; permitting importation from other countries; and encouraging bulk purchasing. For example, on January 5, 2024, the FDA authorized Florida's Agency for Health Care Administration's drug importation proposal, the first step toward Florida facilitating importation of certain prescription drugs from Canada. States are also increasingly expanding or changing Medicaid supplemental rebate programs to secure additional rebates from manufacturers in exchange for drug coverage. These and other future state-level reform activities could negatively affect Medicaid coverage and reimbursement for our products. We cannot predict how further developments of, or changes to, these laws and policies will affect our business.

In addition, local governments and private purchasers, such as hospitals or health systems, are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare purchasing programs. These measures could reduce the demand for our products, once approved, or put pressure on our product pricing.

Other federal healthcare reform efforts or actions may affect access to healthcare coverage or the funding of health care benefits, although the full impact of such efforts or actions cannot be predicted. For example, the Congressional Budget Office has estimated that Medicaid provisions in the 2025 budget reconciliation legislation, including restrictions in eligibility and funding for Medicaid, as well as changes to the healthcare marketplace such as the elimination of certain subsidies, will increase the number of uninsured.

In addition, other broader legislative changes have been adopted that could have an adverse effect upon, and could prevent, our products' commercial success. For example, the Budget Control Act of 2011, as amended, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 and remains in effect through 2032 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

The nature and extent of future healthcare or budget reforms cannot be predicted. Although further reform efforts are likely, here is significant uncertainty regarding the nature or impact of any drug pricing or broader healthcare reform implemented at the federal or state level and the extent to which such action may be subject to litigation or other challenges. Ongoing efforts to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our products and our ability to achieve our *Alnylam 2030* strategy and maintain profitability.

If we are unable to achieve and maintain coverage and adequate reimbursement from third-party payors for AMVUTTRA or our other products, the commercial success of these products may be severely hindered.

Successful commercialization of AMVUTTRA and our other products will depend in part on the extent to which coverage and adequate reimbursement are available from third-party payors, including governmental healthcare programs such as Medicare and Medicaid, commercial health insurers and managed care organizations, and whether and how quickly we can obtain such coverage and reimbursement. Third-party payors determine which medications they will cover and establish reimbursement levels. Reimbursement decisions by third-party payors depend upon a number of factors, including, among other things, each third-party payor's determination that use of a product is:

- a covered benefit under a health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- clinically superior or therapeutically advantageous to other products;

- cost effective; and

- neither experimental nor investigational.

Obtaining coverage and reimbursement approval from third-party payors is often a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data, including results from pharmacoeconomic studies, to each third-party payor. No uniform policy for coverage and reimbursement for products exists among third-party payors in the U.S. and coverage and reimbursement for products can differ significantly from payor to payor. There could be significant delays in obtaining coverage and there is no guarantee that we will be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement, and any coverage we do obtain could be more limited than the purposes for which the product is approved by the FDA or foreign regulatory authorities. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that further changes in these rules and regulations are likely.

Cost containment is a primary concern of the U.S. healthcare industry and elsewhere as well as for governmental authorities. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. Third-party payors may deny reimbursement for covered products if they determine that a medical product was not used in accordance with third-party payor coverage policies, such as required procedures for cost-effective diagnosis methods, and may establish other conditions that must be met before the third-party payor will provide coverage for use of AMVUTTRA or one of our other products. For example, insurers may establish a "step-edit" system that requires a patient to first use a lower price alternative product prior to becoming eligible for reimbursement of a higher price product. Third-party payors also may refuse to reimburse for products deemed to be experimental, or that are prescribed for an unapproved indication. It is also possible that a third-party payor may consider AMVUTTRA or our other products as substitutable by less expensive therapies and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount that can be charged for our products. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payors may also deny or revoke coverage for a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. Further, third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication, and it is possible that AMVUTTRA or our other products will not be included on the formularies of certain third-party payors.

In addition, some third-party payors challenge the prices charged for medical products and may impose price controls or require that we provide them with predetermined discounts from list prices. In the U.S., we have entered into value-based agreements, or VBAs, and are negotiating additional VBAs with commercial health insurers. The goal of these agreements is to ensure that we are paid based on the ability of our commercially approved products to deliver results in the real-world setting comparable to those demonstrated in our clinical trials, and the agreements are structured to link the performance of our approved products in real-world use to financial terms. Partnering with payors on these agreements is also intended to provide more confidence regarding the value of our products and help accelerate coverage decisions for patients. If the payment we receive for our products, or the reimbursement provided for such products, is inadequate in light of our significant development and other costs, or if reimbursement is denied, our return on investment could be adversely affected. In addition, we have stated publicly that we intend to grow through continued scientific innovation rather than more substantial price increases. Specifically, we have stated that we will not raise the price of any product for which we receive marketing approval over the rate of inflation, as determined by the consumer price index for urban consumers absent a significant value driver.

Our patient access philosophy could also negatively impact the revenues we are able to generate from the sale of one or more of our products in the future. Insurers are increasingly adopting programs and policies that limit access to medications and increase out-of-pocket costs for patients. In the U.S., to help patients access and afford our approved product(s), we may implement patient support programs to assist them, including patient assistance programs (which provide drugs at no cost to eligible patients) and co-pay coupon programs (which cover all or part of an eligible patient's self-pay obligation). It is possible that changes in insurer policies regarding co-pay coupons (such as co-pay accumulator and maximizer programs) and patient assistance programs (such as alternative funding programs) and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these co-pay coupon programs and patient assistance programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on our sales, business, and financial condition.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. In particular, governments in certain markets such as in EU, the U.K., Japan, and China, provide healthcare at low (or zero) direct costs to consumers at the point of care, and thus have significant power as large single payors to regulate prices or impose other cost control mechanisms. In addition, the emphasis on managed care in the U.S. has increased, and we expect will continue to exert downward pressure on pharmaceutical pricing. Coverage policies, third-party reimbursement rates and pharmaceutical pricing regulations may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Levels of reimbursement may also decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the reimbursement available for and the pricing for AMVUTTRA or our other products, which in turn, could negatively impact the demand for AMVUTTRA or our other products. If providers are not adequately reimbursed for AMVUTTRA or our other products, they may reduce or discontinue purchases of them, which would have a significant negative impact on our business, prospects, operating results and financial condition.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Failure to comply with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control, and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act 2010, and other applicable anti-bribery and anti-money laundering laws. Anti-corruption laws are interpreted broadly and prohibit companies and their officers, directors, employees, agents, contractors, and other third-party representatives from directly or indirectly authorizing, promising, offering, providing, soliciting, or receiving payments or anything else of value in order to improperly influence the acts or decisions of recipients in the public or private sector or to secure any other improper advantage to obtain or retain business. From time to time, we may engage third parties to conduct clinical trials outside of the U.S., to sell our products abroad, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of agents, contractors, and third-party representatives acting on our behalf, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial fines and penalties, reputational harm, and other adverse consequences.

We remain focused on these laws and the activities they regulate and maintain a global compliance program designed to empower our business to operate in compliance with their requirements.

Governments outside the U.S. may impose strict price controls or have significant market leverage to negotiate discounted prices, which may adversely affect our revenues.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the U.S. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies, which is time-consuming and costly. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

In some countries, including Member States of the EU, or Japan, the pricing of prescription drugs may be subject to governmental control. Additional countries may adopt similar approaches to the pricing of prescription drugs. In such countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, governments and other stakeholders can put considerable pressure on prices and reimbursement levels, including as part of cost containment measures. Moreover, political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. We cannot be sure that such prices and reimbursement will be acceptable to us or our collaborators. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our collaborators and the potential profitability of our approved products or any future products in those countries would be negatively affected. We could also suffer impact from tightening pricing controls on account of greater competition from less expensive generic or biosimilar products once patent or other exclusivity expires. Certain governments have adopted policies to switch prescribed products to generic versions to reduce costs.

Additionally, governments in certain markets such as in EU, the U.K., Japan, and China, provide healthcare at low (or zero) direct costs to consumers at the point of care, and thus have significant power as large single payers to regulate prices or impose other cost control mechanisms.

If we fail to comply with broad and complex healthcare and other laws, we could face substantial penalties and our business, operations, and financial condition could be adversely affected.

The marketing of our pharmaceutical products and related arrangements with healthcare providers, third-party payors, patients, and other third parties in the healthcare industry are subject to a wide range of federal and state healthcare laws and regulations that may constrain our business and/or financial arrangements. In the U.S., these laws include, without limitation, federal and state fraud and abuse laws, transparency laws and patient data privacy and security laws and regulations, including but not limited to the following:

- The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce either the referral of an individual for, or the purchase or ordering of, a good or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs.

- The federal false claims laws, including the federal civil False Claims Act, or FCA, which generally prohibit individuals or entities from knowingly presenting or causing to be presented, claims for payment for good or services by government-funded programs such as Medicare or Medicaid that are false or fraudulent. The FCA can be enforced by private individuals on behalf of the government through civil whistleblower or "qui tam" actions, and such individuals may share in any amounts paid by the entity to the government in fines or settlement. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims.

- The federal civil monetary penalties laws, which generally impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or Medicaid. Conduct regulated by the federal civil monetary penalties law often overlaps with other healthcare laws, including the federal Anti-Kickback Statute.

- The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which in addition to privacy and security protections applicable to healthcare providers and other entities, prohibits executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private programs, and making false statements relating to healthcare matters.

- Federal "sunshine" requirements imposed on drug, device, and medical supply manufacturers when payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to HHS information regarding any "transfer of value" made or distributed to certain healthcare providers and organizations.

- Federal laws that require pharmaceutical manufacturers to calculate, report, and certify certain complex product prices and other data to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs, which data may be used in the calculation of reimbursement and/or discounts on approved products.

- Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

- The Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products prior to approval or for unapproved indications and regulates the distribution of samples.

We are also subject to state and foreign laws comparable to the above federal laws, including state anti-kickback, anti-bribery and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers; state laws that require companies to comply with specific compliance standards, restrict financial interactions between companies and healthcare providers, require companies to report information related to payments to healthcare providers, marketing expenditures or pricing or require the licensing or registration of sales representatives; and EU laws prohibiting giving healthcare professionals any gift or benefit in kind as an inducement to prescribe our products and transparency laws requiring the public disclosure of payments made to healthcare professionals and institutions, and data privacy laws.

Efforts to ensure that our activities comply with applicable healthcare laws and regulations involves substantial costs. We remain focused on enhancing our global compliance infrastructure as we prepare for the launch of our products in additional countries, assuming regulatory approvals. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated.

Given the breadth of the laws and regulations, limited guidance for certain laws and regulations, and evolving government interpretations of the laws and regulations, governmental authorities may possibly conclude that our business practices may not comply with such laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, exclusion from participation in federal health care programs such as Medicare and Medicaid, the curtailment or restructuring of our operations, and other actions. Further, defending against any such actions can be costly, time-consuming, and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. In October 2025, we received a subpoena from the U.S. Attorney's Office for the District of Massachusetts seeking documents pertaining to our government price reporting for AMVUTTRA, ONPATTRO, OXLUMO and GIVLAARI, including certain fee and discount arrangements with distributors, and certain other related documents and communications. We have produced and will continue to produce records responsive to the subpoena and anticipate that, even if government authorities conclude that our business practices were fully compliant with laws, responding to the subpoena will result in significant expense and require attention of our management.

The U.S. Supreme Court's June 2024 decision in *Loper Bright Enterprises v. Raimondo* overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The *Loper* decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including FDA and CMS, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the *Loper* decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the U.S. or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security, and we are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to U.S. and international privacy laws, including, for example, health privacy laws, comprehensive state privacy laws, consumer protection laws, data localization laws, and genetic privacy laws.

In the U.S., there are numerous federal and state laws and regulations governing the privacy and the collection, use, disclosure and other processing of personal data, health data, genetic data, and children's data. For example, at the federal level, the Federal Trade Commission, or FTC, sets requirements for safeguarding personal data and for providing a level of privacy commensurate to promises made to consumers. The failure to meet these requirements may constitute unfair or deceptive acts or practices in violation of Section 5 of the FTC Act. The FTC also has the power to enforce the Health Breach Notification Rule, which imposes notification obligations on companies for breaches of certain health information contained in personal health records. Enforcement by the FTC can result in civil penalties or enforcement actions. Additionally, at the state level, many states have enacted comprehensive consumer privacy laws, and many other consumer privacy laws are expected to go into effect in the near future. In addition, sector- and data-specific laws, such as those addressing consumer health data privacy, marketing communications, data security, and the sale/transfer of certain bulk sensitive data, may apply to aspects of our operations or the operations of our collaborators. These laws include certain transparency and other requirements to protect personal data and grant residents of such states with certain rights regarding their personal data.

The EU's General Data Protection Regulation, or GDPR, imposes strict requirements on controllers and processors of personal data, including special protections for "special category data," which includes health, biometric and genetic information of data subjects located in the EEA and UK. Further, the GDPR provides a broad right for EEA Member States to create supplemental national laws, such as laws relating to the processing of health, genetic and biometric data, which could further limit our ability to use and share such data or could cause our costs to increase, and harm our business and financial condition.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States and the UK, which may deviate slightly from the GDPR, may result in fines of up to 4% of total global annual revenue, or €20.0 million (£17.5 million under the UK GDPR), whichever is greater, and in addition to such fines, we may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on our reputation and business. As a result of the implementation of the GDPR, we are required to implement a number of measures to ensure compliance with the data protection regime. The GDPR (i) requires us to inform data subjects of how we process their personal data and how they can exercise their rights, (ii) requires us to ensure we have a valid legal basis to process personal data (if this is consent, the requirements for obtaining consent carries a higher threshold), (iii) requires us to appoint a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, (iv) introduces mandatory data breach notification requirements throughout the EEA and UK, (v) requires us to maintain records of our processing activities and document data protection impact assessments where there is high risk processing, (vi) imposes additional obligations on us when we are contracting with service providers, requires (vii) appropriate technical and organizational measures to be put in place to safeguard personal data and (viii) requires us to adopt appropriate privacy governance including policies, procedures, training and data audit.

Significantly, the GDPR imposes strict rules on the transfer of personal data out of the EEA and UK to the U.S. or other regions that have not been deemed to offer "adequate" privacy protections. In the past, companies in the U.S. were able to rely upon the EU-U.S., UK-U.S. and the Swiss-U.S. Privacy Shield frameworks as a basis for lawful transfer of personal data from the EU and the UK to the U.S. In July 2020, the Court of Justice of the European Union, or CJEU, in Case C-311/18 (Data Protection Commissioner v Facebook Ireland and Maximillian Schrems, or Schrems II) invalidated the EU-U.S. Privacy Shield on the grounds that the Privacy Shield failed to offer adequate protections to EU personal data transferred to the U.S. The CJEU, in the same decision, deemed that the Standard Contractual Clauses, or SCCs, published by the EC are valid. However, the CJEU ruled that transfers made pursuant to the SCCs need to be assessed on a case-by-case basis to ensure the law in the recipient country provides "essentially equivalent" protections to safeguard the transferred personal data as the EU, and required businesses to adopt supplementary measures if such standard is not met. Subsequent guidance published by the European Data Protection Board in June 2021 described what such supplementary measures must be, and stated that businesses should avoid or cease transfers of personal data if, in the absence of supplementary measures, equivalent protections cannot be afforded. On June 4, 2021, the EC published new versions of the SCCs, which seek to address the issues identified by the CJEU's Schrems II decision and provide further details regarding the transfer assessments that the parties are required to conduct when implementing the new SCCs. However, there continue to be concerns about whether the SCCs and other mechanisms will face additional challenges. Similarly, in September 2020, the Swiss data protection authority determined the Swiss-U.S. Privacy Shield framework was no longer a valid mechanism for Swiss-U.S. data transfers and raised questions about the validity of the SCCs as a mechanism for transferring personal data from Switzerland. While SCCs provide an alternative to our Privacy Shield certification for EU-U.S. data flows, the decision (and certain regulatory guidance issued in its wake) casts doubt on the legality of EU-U.S. data flows in general. Any inability to transfer, or burdensome restrictions on the ability to transfer, personal data from the EU to the U.S. in compliance with applicable data protection laws may impede our ability to conduct clinical trials and may adversely affect our business, prospects, operating results and financial condition. The UK is not subject to the EC's new SCCs but has published its own transfer mechanism, the International Data Transfer Agreement or International Data Transfer Addendum, which enables transfers from the UK. On March 25, 2022, the EC and the U.S. announced a political agreement on a new "Trans-Atlantic Data Privacy Framework" to replace the invalidated Privacy Shield. The framework introduced new binding safeguards to address the concerns raised by the CJEU in Schrems II. On July 10, 2023, the EC announced that it had adopted its adequacy decision for that data privacy framework, labelled the EU-U.S. Data Privacy Framework. The adequacy decision concluded that the U.S. ensures an adequate level of protection for personal data transferred from the EU to U.S. companies under the new framework, and the EC stated that as a result personal data can flow safely from the EU to U.S. companies participating in the framework, without having to put in place additional data protection safeguards. The EU-U.S. Data Privacy Framework is subject to periodic reviews, to be conducted by the EC, together with other European data protection authorities and U.S. authorities, with the first review to take place within a year of adoption of the adequacy decision. A case has been lodged with and remains pending before the EU courts challenging the validity of the EU-U.S. Data Privacy Framework.

EEA Member States have adopted implementing national laws to implement the GDPR which may partially deviate from the GDPR and the competent authorities in the EEA Member States may interpret GDPR obligations slightly differently from country to country, and we do not expect to operate in a uniform legal landscape in the EU. In addition, the UK Government has now introduced a Data Protection and Digital Information Bill, or the UK Bill, into the UK legislative process. The aim of the UK Bill is to reform UK's data protection regime following Brexit. If passed, the final version of the UK Bill may have the effect of further altering the similarities between the UK and EEA data protection regime. The anticipated UK general election in 2024 could postpone passage of the UK Bill.

We are subject to the supervision of local data protection authorities in those jurisdictions in which we are monitoring the behavior of individuals in the EEA or UK (i.e., undertaking clinical trials). We depend on a number of third parties in relation to the provision of our services, a number of which process personal data of EU and/or UK individuals on our behalf. With each such provider we enter or intend to enter into contractual arrangements under which the provider is contractually obligated to only process personal data according to our instructions, and conduct or intend to conduct diligence to ensure that they have sufficient technical and organizational security measures in place.

We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. Draft regulations were rejected by the Permanent Representatives Committee of the Council of EU on November 22, 2019; it is not clear when, or even if, new regulations will be adopted. We are also subject to current and evolving privacy laws in other foreign countries, such as Canada.

Compliance with U.S. and international data protection laws and regulations requires that we take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, and, in some cases, impacts our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we fail to comply with our pricing and price reporting obligations under the Medicaid Drug Rebate Program, Medicare Part B, the 340B Drug Pricing Program and other federal and state government pricing programs, we could be subject to legal sanctions, including penalties, which could have a material adverse effect on our business, operating results and financial condition.

We participate in and/or report pricing and other data in connection with the Medicaid Drug Rebate Program, Medicare Part B, the 340B Drug Pricing Program, the Veterans Health Care Act, and a number of other federal and state government programs in the U.S. Participation in some of these programs is required in order to obtain reimbursement of our drug products under Medicaid or Medicare Part B. These programs generally require that we provide discounts or pay rebates to certain payers or purchasers when our products are dispensed to beneficiaries of these programs. To support the calculation of these discounts and rebates, these programs may also impose periodic and special price and product data reporting requirements. Program requirements are often ambiguous, and historically there have been various, evolving changes to manufacturer reporting and other obligations under these government pricing programs. Such changes could significantly impact our business and operations. For example, changes in the determination of "average sales price" under Medicare Part B related to "bona fide service fees" and the mandatory submission of the manufacturer's reasonable assumptions in calculating "average sales price," both of which take effect in 2026, may increase the complexity and compliance burden around Medicare Part B reporting.

Our price and price reporting obligations are complex, vary across drug products and programs, continue to evolve, and are often subject to interpretation by agencies and courts. These interpretations may change over time, and complex methodologies and related assumptions used in making calculations under these programs are subject to review and challenge. In October 2025, we received a subpoena from the U.S. Attorney's Office for the District of Massachusetts seeking documents pertaining to our government price reporting for AMVUTTRA, ONPATTRO, OXLUMO and GIVLAARI, including certain fee and discount arrangements with distributors, and certain other related documents and communications. Any inaccuracies in our prior reporting may lead to recalculations and restatements, which may increase our historic liability. Further, civil monetary or other penalties may be applied if we fail to pay required rebates or other amounts, if we are found to have knowingly submitted false pricing or product information to the government, or if we are found to have made other misrepresentations or errors in our pricing submissions. Government agencies also could decide to terminate our relevant government agreements, in which case federal government reimbursement would not be available under Medicaid or Medicare Part B for our products. In addition, potential policy changes by the current presidential administration may introduce additional uncertainty for our business. These could include changes to the level of scrutiny applied by the Health Resources and Services Administration to enforce non-compliance with the 340B Drug Pricing Program, new price restrictions on products we sell to Medicaid, Medicare or other government purchasers, or other regulatory changes impacting reimbursement or competitive dynamics in multi-source markets. Any such policy shifts could significantly impact our business and operations.

Increasingly, states are enacting legislation requiring manufacturers to report drug pricing information. States, however, have not always clearly defined their reporting requirements, which may result in manufacturers inadvertently failing to properly disclose the required pricing information. Complying with federal and state programs and future changes to these programs can be complex and cost-and resource-intensive, and could have a material adverse effect on our business, prospects, operating results and financial condition.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business, prospects, operating results and financial condition.

Our business exposes us to significant potential product liability risks that are inherent in the development, testing, manufacturing and marketing of human therapeutic products. Product liability claims could delay or prevent completion of our clinical development programs. Such claims might not be fully covered by product liability insurance. In addition, product liability claims could result in an FDA investigation of the safety and effectiveness of our approved products, our manufacturing processes and facilities or our marketing programs, and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used, or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. Any product liability insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business, prospects, operating results and financial condition.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, including healthcare fraud and abuse and anti-kickback laws and regulations in the U.S. and abroad, or failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. As discussed in the Risk Factor above captioned "If we fail to comply with broad and complex healthcare and other laws, we could face substantial penalties and our business, operations, and financial condition could be adversely affected," these laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including improper trading based upon, material information obtained in the course of clinical trials or other material non-public information, which could result in regulatory sanctions and serious harm to our reputation. We maintain a global compliance program and remain focused on its evolution and enhancement. Our program includes efforts such as risk assessment and monitoring, fostering a speak-up culture encouraging employees and third parties to raise good faith questions or concerns, and defined processes and systems for reviewing and remediating allegations and identified potential concerns. It is not always possible, however, to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, operating results and financial condition, including the imposition of significant fines or other sanctions.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business, prospects, operating results and financial condition could be adversely affected.

Our research, development and manufacturing activities involve the use of hazardous materials, chemicals and various radioactive compounds. We maintain quantities of various flammable and toxic chemicals in our facilities in Cambridge and Norton that are required for our research, development and manufacturing activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these materials in our Cambridge and Norton facilities comply with the relevant guidelines of the City of Cambridge, the town of Norton, the Commonwealth of Massachusetts and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

Risks Related to Patents, Licenses and Trade Secrets

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize our product candidates will be harmed.

Our success depends, in part, on our ability to protect proprietary compositions, methods and technologies that we develop under the patent and other intellectual property laws of the U.S. and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. However, we may not hold proprietary rights to some patents required for us to manufacture and commercialize our current and future products. Because certain U.S. patent applications are confidential until the patents issue, such as applications filed prior to November 29, 2000, or applications filed after such date that will not be filed in foreign countries, third parties may have filed patent applications for subject matter covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over those applications. For this and other reasons, we may be unable to secure desired patent rights, thereby losing desired exclusivity. Further, we or our collaborators may be required to obtain licenses under third-party patents to market one or more of our or our collaborator's approved products, or further develop and commercialize future products, or continue to develop product candidates in our pipeline being developed by us or our collaborators. If licenses are not available to us or not available on reasonable terms or at all, we or our licensees may not be able to market the affected products or conduct the desired activities.

Our strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. In addition, we may rely on third-party collaborators to file patent applications relating to proprietary technology that we develop jointly as part of collaborations. The process of obtaining patent protection is expensive and time-consuming. If we or our collaborators fail to file and prosecute all necessary and desirable patent applications at a reasonable cost and in a timely manner, our business may be adversely affected. Despite our efforts and the efforts of our collaborators to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. While issued patents are presumed valid, this does not guarantee that the patent will survive a validity challenge or be held enforceable. Any patents we have obtained, or obtain in the future, may be challenged, invalidated, adjudged unenforceable or circumvented by parties attempting to design around our intellectual property. Moreover, third parties may commence administrative proceedings that challenge the validity, enforceability, inventorship, or ownership of our patents or patent applications. Any challenge to, finding of unenforceability or invalidation or circumvention of, our patents or patent applications, would be costly, would require significant time and attention of our management, could reduce or eliminate milestone and/or royalty payments to us from third party licensors and could have a material adverse effect on our business.

Our pending patent applications may not result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the U.S. and foreign countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic discussions in the U.S. Congress and in international jurisdictions about modifying various aspects of patent law.

Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. We also rely to a certain extent on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, prospects, operating results and financial condition could be materially adversely affected.

Failure to obtain and maintain broad patent scope and all available regulatory exclusivities and to maximize patent term restoration or extension on patents covering our products and product candidates may lead to loss of exclusivity and generic entry resulting in a loss of market share and/or revenue.

We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, our competitive position and business, prospects, operating results and financial condition may be harmed.

We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. In particular, we have obtained licenses from, among others, Ionis, Arbutus, and Dicerna. We may also enter into additional licenses to third-party intellectual property in the future.

Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications we have licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business, prospects, operating results and financial condition. In addition, we sublicense our rights under various third-party licenses to our collaborators. Any impairment of these sublicensed rights could result in reduced revenues under our collaboration agreements or result in termination of an agreement by one or more of our collaborators.

Other companies or organizations may challenge our patent rights or may assert patent rights that prevent us from developing and commercializing our products.

RNAi is a growing scientific field, the commercial exploitation of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain patent protection in the field. We have obtained grants and issuances of RNAi patents and have licensed many of these patents from third parties on an exclusive basis. The issued patents and pending patent applications in the U.S. and in key markets around the world that we own or license claim many different methods, compositions and processes relating to the discovery, development, manufacture and commercialization of RNAi therapeutics.

Specifically, we have a portfolio of patents, patent applications and other intellectual property covering, among other things: fundamental aspects of the structure and uses of siRNAs, including their use as therapeutics, and RNAi-related mechanisms; chemical modifications to siRNAs that improve their suitability for therapeutic and other uses; siRNAs directed to specific targets as treatments for particular diseases; delivery technologies, such as in the fields of carbohydrate conjugates and cationic liposomes; and all aspects of our specific development candidates.

As the field of RNAi therapeutics continues to mature, patent applications are being fully processed by national patent offices around the world. There is uncertainty about which patents will issue, and, if they do, as to when, to whom, and with what claims. It is likely that there will be significant litigation and other proceedings, such as derivation, re-examination and opposition proceedings, as well as pre- and post-grant review proceedings in various patent offices relating to patent rights in the RNAi field. In addition, third parties may challenge the validity of our patents. We expect that challenges will be raised relating to patents and patent applications in our portfolio. In many cases, the possibility of appeal exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business, prospects, operating results and financial condition if we are not successful in defending the patentability and scope of our pending and issued patent claims. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material adverse effect on our business, prospects, operating results and financial condition and on our ability to successfully compete in the field of RNAi.

There are many issued and pending patents that claim aspects of oligonucleotide chemistry and modifications that we may need for our siRNA products marketed by us or our licensees, our late-stage therapeutic candidates being developed by us or our collaborators, including zilebesiran and fitusiran, as well as our other pipeline products. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for siRNA drugs we wish to develop. In addition, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party's belief that we may need such patents for our siRNA therapeutic candidates or marketed products, or to further develop and commercialize future products, or to continue to develop candidates in our pipeline that are being developed by us or our collaborators. Thus, it is possible that one or more organizations will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. If those organizations refuse to grant us a license to such patent rights on reasonable terms or at all and/or a court rules that we need such patent rights that have been asserted against us, we may be unable to market our products, including AMVUTTRA, ONPATTRO, GIVLAARI or OXLUMO, or to perform research and development or other activities covered by such patents.

Competitors could enter the market with generic versions of AMVUTTRA or our or our collaborators' other marketed products developed in collaboration with us, which may result in a material decline in sales of affected product(s).

Under the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or an ANDA, seeking approval of a generic copy of an approved, innovator product such as AMVUTTRA or our or our collaborators' other marketed products developed in collaboration with us. Under the Hatch-Waxman Act, a manufacturer may also submit a 505(b)(2) application that references the FDA's finding of safety and effectiveness of a previously approved innovator product. A 505(b)(2) application product may be for a new or improved version of the original innovator product. Innovative products may be eligible for certain periods of regulatory exclusivity (e.g., five years for new chemical entities, three years for changes to an approved drug requiring a new clinical study, and seven years for orphan drugs), which preclude FDA approval (or in some circumstances, FDA filing and review of) an ANDA or 505(b)(2) application relying on the FDA's finding of safety and effectiveness for the innovative drug. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the Orange Book. If there are patents listed in the Orange Book, a generic applicant that seeks to market its product before expiration of the patents must include a Paragraph IV certification in the ANDA or 505(b)(2) application challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the Paragraph IV certification must be given to the innovator, and if within 45 days of receiving notice the innovator sues to enforce its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

In January 2026, our collaborator, Novartis, received notice of a Paragraph IV certification for Leqvio. Novartis has 45 days from the date it received the notice to initiate a patent infringement lawsuit in order for the court to impose the 30-month stay. Novartis is responsible for enforcing our Orange Book patents relating to Leqvio, in consultation with us, and our views may differ from theirs with respect to process or strategy, and we have a reduced ability to control the outcome of the litigation. We cannot predict the outcome of any litigation to enforce the Leqvio patents, nor can we predict whether there will be additional ANDA filings or 505(b)(2) applications for Leqvio, or whether there will be ANDA filings for AMVUTTRA or our or our collaborators' other product candidates developed in collaboration with us.

There have been a number of recent regulatory and legislative initiatives designed to encourage generic competition for pharmaceutical products. For instance, in December 2019, the Creating and Restoring Equal Access to Equivalent Samples Act, or the CREATES Act, was enacted, which provides a legislatively defined private right of action under which eligible product developers can bring suit against companies who refuse to sell sufficient quantities of their branded products on commercially reasonable, market-based terms to support such eligible product developers' marketing applications.

We and our collaborators may not be successful in securing or maintaining proprietary patent protection for our marketed products. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could more immediately face generic competition and its sales would likely decline materially. For instance, if the existing ANDA filers or additional competitors are able to enter the market with generic versions of Leqvio, Novartis' sales of Leqvio could materially decline which could have an adverse impact on the royalties that we receive on Leqvio sales.

If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, and in the case of such litigation or proceedings against us, substantial liability for damages or be required to stop our product development and commercialization efforts.

Third parties may sue us for infringing their patent rights. For example, in December 2024, the Board of Regents of the University of Texas System, or the University of Texas, filed a lawsuit in the United States District Court for the Western District of Texas, alleging that we infringe one of the University of Texas' patents by making, using and commercializing ONPATTRO in the U.S. In February 2025, we filed a motion to dismiss for improper venue and an alternative motion to transfer the case to the U.S. District Court for the District of Massachusetts. On July 2, 2025, the Court denied the motion to dismiss and to transfer the case without prejudice, and we filed a renewed motion to dismiss and to transfer the case on September 24, 2025. On December 15, 2025, the court granted in part and denied in part our motion to dismiss and ordered the case transferred to the U.S. District Court for the District of Massachusetts after determining that venue was improper in the Western District of Texas. Third parties may also claim that we have improperly obtained or used their confidential or proprietary information.

Furthermore, third parties may challenge the inventorship of our patents or licensed patents. For example, in March 2011, The University of Utah, or Utah, filed a complaint against us, Max Planck Gesellschaft Zur Foerderung Der Wissenschaften e.V. and Max Planck Innovation, together, Max Planck, Whitehead, MIT and the University of Massachusetts, claiming that a professor of Utah was the sole inventor, or in the alternative, a joint inventor of certain of our in-licensed patents. Utah was seeking correction of inventorship of the Tuschl patents, unspecified damages and other relief. After several years of court proceedings and discovery, the court granted our motions for summary judgment and dismissed Utah's state law damages claims. During the pendency of this litigation, we incurred significant costs, and in each case, the litigation diverted the attention of our management and other resources that would otherwise have been engaged in other activities.

On July 12, 2024, Acuitas Therapeutics Inc., or Acuitas, filed a declaratory judgment action against us in the U.S. District Court for the District of Delaware, seeking a judgment adding certain Acuitas employees as co-inventors on the patents we have asserted against Pfizer/BioNTech and Moderna in our lawsuits described below. On September 19, 2024, we filed a motion to dismiss arguing that Acuitas did not have standing to sue and failed to state a claim upon which relief could be granted. On July 1, 2025, the District Court granted our motion to dismiss the complaint without prejudice, finding that Acuitas had failed to plead facts sufficient to establish standing.

We may need to resort to litigation to enforce patents issued or licensed to us or to determine the scope and validity of proprietary rights of others or protect our proprietary information and trade secrets. In March 2022, we filed separate lawsuits in United States District Court for the District of Delaware against Moderna and Pfizer, seeking damages for patent infringement in the parties' manufacture and sale of their messenger RNA COVID-19 vaccines. In August 2025, we entered a settlement agreement with Pfizer, and in September 2025, we entered a settlement agreement with Moderna, resolving all claims in both actions.

In protecting our intellectual patent rights through litigation or other means, a third party may claim that we have improperly asserted our rights against them. For example, in August 2017, Dicerna successfully added counterclaims against us in the above-referenced trade secret lawsuit alleging that our lawsuit represented abuse of process and claiming tortious interference with its business. In addition, in August 2017, Dicerna filed a lawsuit against us in the United States District Court of Massachusetts alleging attempted monopolization by us under the Sherman Antitrust Act. As noted above, in April 2018, we and Dicerna settled all claims in the litigation between us.

In addition, in connection with certain license and collaboration agreements, we have agreed to indemnify certain third parties for certain costs incurred in connection with litigation relating to intellectual property rights or the subject matter of the agreements. The cost to us of any litigation or other proceeding relating to such intellectual property rights, even if resolved in our favor, could be substantial, and litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation or legal proceeding could delay our research, development and commercialization efforts and limit our ability to continue our operations.

If any parties successfully claim that our creation or use of proprietary technologies infringes upon or otherwise violates their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages we might have to pay, a court could issue an injunction requiring us to stop the infringing activity or obtain a license from the claimant. Any license required under any patent may not be made available on commercially reasonable terms, or at all. In addition, such licenses are in many instances non-exclusive and, therefore, our competitors may have access to the same technology that is licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, we expect that a number of our collaboration agreements will provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaborators to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

If we fail to comply with our obligations under any licenses or related agreements, we may be required to pay damages and could lose license or other rights that are necessary for developing, commercializing and protecting our RNAi technology, as well as our products and product candidates.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license or render the license non-exclusive, which could result in us being unable to develop, manufacture, market and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, we could incur significant costs and/or disruption to our business and distraction of our management defending against any breach of such licenses alleged by the licensor. For example, in June 2018, Ionis sent us a notice claiming that it was owed technology access fees, or TAFs, based on rights granted and amounts paid to us in connection with the January 2018 amendment of our collaboration agreement with Sanofi and the related Exclusive TTR License and AT3 License Terms. Following arbitration proceedings, the panel ruled in favor of each party on certain TAF associated claims and awarded Ionis compensation of $41.2 million for a TAF on certain rights we received in the Sanofi restructuring.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, while we cannot currently determine the amount of the royalty obligations we will be required to pay on sales of each of our approved products or future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in such products. Therefore, even if we successfully develop and commercialize products, we may be unable to maintain profitability.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our collaborators, potential collaborators, employees, consultants, scientific advisors, CMOs, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, other third parties may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, prospects, operating results and financial condition.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we or our collaborators are unable to compete effectively with existing drugs, new treatment methods and new technologies, we or our collaborators may be unable to commercialize successfully any drugs that we or our collaborators develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

- substantially greater financial, technical and human resources than we have;

- more extensive experience in preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling drug products;

- multiple products that have been approved or are in late stages of development; and

- collaborative arrangements in our target markets with leading companies and research institutions.

We face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which we have developed products. In addition, there are a number of drugs currently under development and that may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. These drugs may be more effective, safer, less expensive, have more convenient administration or be marketed and sold more effectively, than any products we develop and commercialize.

For example, AMVUTTRA for the treatment of ATTR amyloidosis with cardiomyopathy, competes with VYNDAQEL/VYNDAMAX (tafamidis), which is marketed by Pfizer, and ATTRUBY (acoramidis), which is marketed by BridgeBio, both of which are approved to treat ATTR amyloidosis with cardiomyopathy. While we believe AMVUTTRA has a competitive profile for the treatment of patients with ATTR amyloidosis with cardiomyopathy, both VYNDAQEL/VYNDAMAX and ATTRUBY are administered in pill form and are available in the U.S. at lower list prices than AMVUTTRA, which may impact our ability to compete favorably with these products and may adversely affect AMVUTTRA's market share and net product revenue. We are also aware of other product candidates in clinical development for the treatment of ATTR amyloidosis with cardiomyopathy, including WAINUA (eplontersen), which is being developed by Ionis and AstraZeneca plc, or AstraZeneca, and is in Phase 3 clinical development; nexiguran ziclumeran (formerly NTLA-2001), which is being developed by Intellia Therapeutics, Inc. and Regeneron and is in Phase 3 clinical development; cliramitug (formerly ALXN220/NI006), which is being developed by Neurimmune AG and Alexion Pharmaceuticals, Inc. (a subsidiary of AstraZeneca) and is in Phase 3 clinical development; coramitug (NNC-6019-0001), which is being developed by Novo Nordisk and is in Phase 3 clinical development; ART-001 which is being developed by Accuredit Therapeutics and is in Phase 2 clinical development (China only); YOLT-201 which is being developed by YolTech and is in Phase 2 clinical development (China only); and AT-02, which is being developed by Attralus, Inc. and is in Phase 1 clinical development; and BPR-30221616, which his being developed by Chengdu Beite Pharma and is in Phase 1 clinical development (China only). We expect to face competition from any of these and potentially other additional new drugs that enter the market to treat patients with ATTR amyloidosis with cardiomyopathy.

AMVUTTRA and ONPATTRO are also approved in certain jurisdictions for the treatment of certain patients with hATTR amyloidosis with polyneuropathy. We are aware of other approved products used to treat this disease, including WAINUA (eplontersen), VYNDAQEL/VYNDAMAX (tafamidis), and TEGSEDI (inotersen), which is marketed by Ionis. There are also product candidates in various stages of clinical development for the treatment of hATTR amyloidosis patients with polyneuropathy, including nexiguran ziclumeran (nex-z, formerly NTLA-2001), which is in Phase 3 clinical development; ART-001, which is being developed by Accuredit Therapeutics and is in Phase 2 clinical development (China only); and YOLT-201, which is being developed by YolTech and is planned for Phase 3 clinical development after recent completion of its Phase 2 clinical trial (China only). AMVUTTRA and ONPATTRO may face continued competitive pressures from these approved products and product candidates, or others, which could adversely affect their market share and net product revenues.

We are aware of approved products and product candidates in various stages of clinical development for the treatment of PH1 that would compete with OXLUMO, our RNAi therapeutic approved in the U.S. and EU for the treatment of this disease, including Novo Nordisk's RIVFLOZA (nedosiran), which was approved for the treatment of PH1 in September 2023 and launched in the U.S. in early 2024. RIVFLOZA is a once-monthly subcutaneous RNAi therapy that was developed by Dicerna. In April 2020, we and Dicerna granted each other a non-exclusive cross-license to our respective intellectual property related to lumasiran and Dicerna's nedosiran. In addition, several companies have investigational drugs in clinical development for the treatment of PH1, including Biocodex, Inc. in collaboration with M8 Pharmaceuticals, Inc., and YolTech.

If we or our collaborators continue to successfully develop product candidates, and obtain approval for them, we and our collaborators will face competition based on many different factors, including:

- the safety and effectiveness of our or our collaborators' products relative to alternative therapies, if any;

- the ease with which our or our collaborators' products can be administered and the extent to which patients accept relatively new routes of administration;

- the timing and scope of regulatory approvals for these products;

- the availability and cost of manufacturing, marketing and sales capabilities;

- the price of our or our collaborators' products relative to alternative approved therapies;

- reimbursement coverage; and

- patent position.

Our competitors may develop or commercialize products with significant advantages over any products we or our collaborators develop based on any of the factors listed above or on other factors. In addition, our competitors may enter into collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us and our collaborators. Our competitors may therefore be more successful in commercializing their products than we or our collaborators are, which could adversely affect our competitive position and business, prospects, operating results and financial condition. Competitive products may make any products we or our collaborators develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute on our business plan. Furthermore, we and our collaborators also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we and our collaborators are targeting could make our or our collaborators' product candidates noncompetitive, obsolete or uneconomical.

We and our collaborators face competition from other companies that are working to develop novel drugs and technology platforms using technology similar to ours, as well as from companies utilizing emerging technologies. If these companies develop drugs more rapidly than we or our collaborators do or their technologies, including delivery technologies, are more effective, our and our collaborators' ability to successfully commercialize our products may be adversely affected.

In addition to the competition we face from competing drugs in general, we and our collaborators also face competition from other companies working to develop novel drugs using technology that competes more directly with our own. We are aware of several other companies that are working to develop RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNAs as drugs. Others are following a gene therapy approach, with the goal of treating patients with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Companies working on chemically synthesized siRNAs include, but are not limited to, ADARx Pharmaceuticals, Inc., Amgen Inc., Argo Biopharmaceutical Co., Ltd., Aro Biotherapeutics, Arrowhead and its collaborators, AstraZeneca, Dyne Therapeutics, Inc., Eli Lilly and Company, GlaxoSmithKline plc, Novartis, Novo Nordisk A/S, SanegeneBio, Sarepta Therapeutics, Inc., Silence Therapeutics plc, Takeda Pharmaceutical Company Ltd., and Wave Life Sciences, Ltd., as well as our collaborators Regeneron, Roche, Sanofi and Vir. In addition, we granted licenses or options for licenses to Ionis, Benitec Biopharma Ltd., Arrowhead, Arbutus, Sylentis and other companies under which these companies may independently develop RNAi therapeutics against a limited number of targets. Any one of these companies may develop its RNAi technology more rapidly and more effectively than we do. In addition, as a result of agreements that we have entered into, Takeda has obtained a non-exclusive license, and Arrowhead, as the assignee of Novartis, has obtained specific exclusive licenses for 30 gene targets, that include access to certain aspects of our technology.

We and our collaborators also compete with companies working to develop antisense-based drugs. Similar to RNAi therapeutics, antisense drugs target mRNAs in order to suppress the activity of specific genes. Akcea Therapeutics, Inc., a wholly owned subsidiary of Ionis, has received marketing approval for an antisense drug, inotersen, for the treatment of adult hATTR amyloidosis patients with stage 1 or stage 2 polyneuropathy. Several antisense drugs developed by Ionis have been approved and are currently marketed, including WAINUA (eplontersen), and Ionis has multiple antisense product candidates in clinical trials. Ionis is also developing antisense drugs using ligand-conjugated GalNAc technology licensed from us, and these drugs have been shown to have increased potency at lower doses in clinical and preclinical studies, compared with antisense drugs that do not use such licensed GalNAc technology. The development of antisense drugs and antisense technology may become the preferred technology for drugs that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. If our competitors develop safe and effective means to deliver siRNAs to the relevant cell and tissue types, our ability to successfully commercialize a competitive product would be adversely affected. In addition, third parties are expending substantial resources to discover and develop a safe and effective means of delivering siRNAs into the relevant cell and tissue types, including both private companies and academic laboratories. Some of our competitors have substantially greater resources than we do, and if our competitors negotiate exclusive access to delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Risks Related to Our Common Stock

Our stock price has been and may in the future be volatile, and an investment in our common stock could suffer a decline in value.

Our stock price has been and may in the future be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme price and volume volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock in the future could be significantly and adversely affected by many factors, including:

- the information contained in our quarterly earnings releases and other public announcements, including updates regarding AMVUTTRA and our or our collaborators' other commercialized products or product candidates, our net product and collaboration revenues and operating expenses for completed periods and financial guidance regarding future periods;

- the success of existing or new competitive products or technologies;

- regulatory actions with respect to our or our collaborators' products or product candidates;

- announcements by us or our competitors of significant acquisitions, collaborations, joint ventures, collaborations or capital commitments;

- the timing and results of clinical trials, or emerging real world evidence, for our or our collaborators' product candidates;

- commencement or termination of collaborations for our development programs;

- failure or discontinuation of any of our or our collaborators' development programs;

- results of clinical trials, or emerging real world evidence, for our competitors' products or product candidates;

- regulatory or legal developments in the U.S. and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to any of our product candidates or clinical development programs;

- the results of our or our collaborators' efforts to develop additional product candidates or products;

- actual or anticipated changes in financial results or development timelines;

- announcement or expectation of financing efforts;

- sales of our common stock by us, our insiders or other stockholders;

- variations in our financial results or those of companies that are perceived to be similar to us;

- failure to meet our financial guidance or expectations of investors or any of the securities analysts that cover us;

- changes in estimates or recommendations by any of the securities analysts that cover us;

- changes in the structure of healthcare payment systems;

- market conditions in the pharmaceutical and biotechnology sectors;

- general economic, industry and market conditions, including the extent to which such conditions are impacted by administrative and policy decisions globally and in the U.S.; and

- the other factors described in this "Risk Factors" section.

In the past, securities class action litigation has often been brought against companies following declines in the market price of their securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years. We may be the target of securities litigation that could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, prospects, operating results and financial condition. We maintain liability insurance; however, if any costs or expenses associated with litigation exceed our insurance coverage, we may be forced to bear some or all of these costs and expenses directly, which could be substantial. In addition, we have obligations to indemnify third parties, including our officers and directors, in connection with certain litigation, and those obligations may not be covered by insurance.

Sales of a substantial number of shares of our common stock, including by us, our officers or directors, or our significant stockholders, into the public market could cause the price of our common stock to decline.

A small number of our stockholders beneficially own a substantial amount of our common stock. As of December 31, 2025, our seven largest stockholders beneficially owned in excess of 50% of our outstanding shares of common stock. If we, our officers or directors, or our significant stockholders sell substantial amounts of our common stock in the public market, or there is a perception that such sales may occur, the market price of our common stock could be adversely affected. Sales of common stock by our significant stockholders might make it more difficult for us to raise funds by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management or members of our board of directors.

Provisions in our certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in the current members of our management or the members of our board of directors. Among other things, these provisions:

- establish a classified board of directors such that all members of our board of directors are not elected at one time;

- establish a prohibition on actions by our stockholders by written consent;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

- allow the authorized number of our directors to be changed only by resolution of our board of directors.

- limit who may call a special meeting of stockholders;

- require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws;

- limit the manner in which stockholders can remove directors from our board of directors; and

- establish advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Risks Related to Our Convertible Notes

We may not have sufficient cash flow from our business to pay our indebtedness.

As of December 31, 2025, we had $1.02 billion in total aggregate principal amount of Notes issued and outstanding. The interest rate for the 2027 Notes is fixed at 1.00% per annum and is payable semi-annually in arrears on March 15 and September 15 of each year. The 2028 Notes do not bear regular interest. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, or to make cash payments in connection with any conversions of Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. From time to time, we may repurchase, redeem or otherwise extinguish any of our outstanding notes in open market or privately negotiated purchases or otherwise, or we may repurchase or redeem outstanding notes pursuant to the terms of the applicable indenture. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt;

- limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and

- make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, prospects, operating results and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

We may not have the ability to raise the funds necessary to settle for cash conversions of the Notes or to repurchase the Notes for cash upon a fundamental change.

Holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion of the Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered or Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing such notes or to pay any cash payable on future conversions of the Notes as required by such indenture would constitute a default under such indenture. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions.

The conditional conversion feature of the Notes, if triggered, may adversely affect our liquidity.

In the event the conditional conversion feature of the Notes is triggered, holders of the Notes will be entitled to convert the Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current liability, rather than long-term liability, which would result in a material reduction of our net working capital.

Transactions relating to the Notes may affect the value of our common stock.

The conversion of some or all of the Notes would dilute the ownership interests of existing stockholders to the extent we satisfy our conversion obligation by delivering shares of our common stock upon any conversion of such Notes. The Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of the Notes elect to convert their notes, we may settle our conversion obligation by delivering to them a significant number of shares of our common stock, which would cause dilution to our existing stockholders.

In addition, in connection with the issuance of the Notes, we entered into the Capped Calls with certain financial institutions, or the Option Counterparties. The Capped Calls are generally expected to reduce potential dilution to our common stock upon any conversion or settlement of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, with such reduction and/or offset subject to a cap.

In connection with establishing their initial hedges of the Capped Calls, the Option Counterparties or their respective affiliates entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with or shortly after the pricing of the Notes.

From time to time, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, any repurchase of the Notes by us on any fundamental change repurchase date, any redemption date, or any other date on which the Notes are retired by us, in each case, if we exercise our option to terminate the relevant portion of the Capped Calls). This activity could cause a decrease and/or increased volatility in the market price of our common stock.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the Notes or our common stock. In addition, we do not make any representation that the Option Counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We are subject to counterparty risk with respect to the Capped Calls.

The Option Counterparties are financial institutions, and are subject to the risk that any or all of them might default under the Capped Calls. Our exposure to the credit risk of the Option Counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the Capped Calls with such Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the Option Counterparties.

Because the 2028 Notes will not bear regular interest, holders may not earn a return on their investment in the 2028 Notes.

The 2028 Notes will not bear regular interest. Although special interest will accrue on the 2028 Notes in certain circumstances, the 2028 Notes may mature or be redeemed by us without the accrual or payment of any special interest. Accordingly, holders of 2028 Notes may not earn any return on their investment in the 2028 Notes unless they resell them at a price that exceeds the price at which they purchased the 2028 Notes or they realize a gain in connection with the conversion of their 2028 Notes. Holders of 2028 Notes may not be able to resell their 2028 Notes at favorable prices, and the trading price of our common stock may never exceed the conversion price of the 2028 Notes. As a result, investment in the 2028 Notes may not earn any return at all and may result in losses.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

The accounting method for reflecting the Notes on our consolidated balance sheet, accruing interest expense for the Notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.

The Notes are reflected as a liability on our consolidated balance sheets, with the initial carrying amount equal to the principal amount of the Notes, net of issuance costs. The issuance costs were treated as a debt discount for accounting purposes, which is being amortized into interest expense over the term of the Notes. As a result of this amortization, the interest expense that we expect to recognize for the Notes for accounting purposes will be greater than the cash interest payments we will pay on the Notes, which will result in lower reported net income or higher reported net loss, as the case may be.

In addition, the shares of common stock underlying the Notes are reflected in our diluted earnings per share using the "if-converted" method, in accordance with ASU 2020-06. Under this method, diluted earnings per share is generally calculated assuming that all the Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share to the extent we are profitable in the future, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share.

Furthermore, if any of the conditions to the convertibility of the Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Notes as a current, rather than a long-term, liability. This reclassification could be required even if no holders actually convert their Notes and could materially reduce our reported working capital.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have in place a cross-functional, enterprise-wide cybersecurity program that is integrated into our overall enterprise risk management process and strategy and has direct involvement from our senior management and board oversight. Our cybersecurity program is based on industry standards.

To assess, identify, and manage material risks from cybersecurity threats to our information systems and the associated costs, our cybersecurity program prioritizes using a risk-based approach that prevents and detects threats. As part of this program, we conduct continuous monitoring for anomalous behavior using a third-party security operations center. In addition, we conduct an annual cybersecurity assessment in conjunction with our third-party consultant that specializes in information security, and we incorporate recommendations from the assessment into our cybersecurity strategy, as appropriate. This assessment process considers the nature of our business, requirements from our internal and external stakeholders, and industry trends and risks, including new and emerging risks. By continuously assessing the cybersecurity landscape, we develop targeted strategies that identify and address the risks most likely to impact our company. We also conduct at least one cybersecurity incident tabletop exercise each year to test and enhance our incident response plans.

Our cybersecurity program is designed to detect and prevent disruption to critical information systems, minimize the loss or manipulation of sensitive information, efficiently remediate and recover from cybersecurity incidents and ensure compliance with regulations and disclosure requirements. Pursuant to our processes, when a cybersecurity incident occurs, we convene a cross-functional incident response team whose membership is dictated by the severity of the incident but in all instances includes representatives from our information technology, legal and finance departments. This cross-functional representation allows us to leverage diverse perspectives and expertise when addressing cybersecurity events and to analyze the potential financial, legal, operational, and reputational implications of an incident, thereby enabling us to make informed decisions and take appropriate actions. This incident response framework further enables us to quickly assess the severity of cybersecurity incidents and support materiality determination of incidents based on pre-defined criteria that considers both quantitative and qualitative factors to determine the appropriate response. If we determine that an incident is not material, we continue to monitor it for subsequent developments.

We also utilize third-party service providers as a normal part of our business operations. These third-party service providers may have access to our systems and/or sensitive information. To address cybersecurity risks arising from our third-party service providers, we assess and monitor risks relating to potential compromises of sensitive information at our third-party service providers and reevaluate these risks periodically. We categorize our third-party service providers by criticality, based on the criticality and sensitivity of our data each third-party service provider has access to, and, based on this, we employ a risk-based approach for review of the security measures implemented by our third-party service providers. In addition, we obtain periodic attestation reports related to data security and privacy from certain third-party service providers to further support compliance with industry-standard cybersecurity protocols.

Additionally, to minimize our enterprise-wide risk and exposure to material cybersecurity incidents, we conduct annual cybersecurity awareness training and education for our employees. By equipping our employees with the necessary knowledge and skills, we intend to cultivate a cybersecurity-conscious culture within our organization.

We maintain insurance to provide coverage for a portion of the losses and damages that may result from a range of cybersecurity incidents. Such insurance is subject to several exclusions and may not cover the total loss or damage caused by an incident. Consequently, costs related to incidents may not be covered by insurance.

Our business operations and relationships with customers and suppliers are heavily reliant on technology, and any failure or disruption in our technological systems could have significant negative impacts on our business. For example, we collect, store and transmit sensitive information including intellectual property, proprietary business information, including highly sensitive clinical trial data, and personal information in connection with our business operations. The secure maintenance of this information is critical to our operations and business strategy. If this information was subject to a cybersecurity attack or unauthorized access or use, it could have a material adverse effect on our business and could expose us to potential legal consequences, liabilities, mitigation costs, and damage to our reputation. Managing cybersecurity incidents would also divert management's attention and resources from regular business operations.

While we have implemented measures to safeguard our operational and technology systems and have established a culture of monitoring and improvement, cybersecurity threats are constantly evolving, becoming more frequent and more sophisticated and are being made by groups of individuals with a wide range of expertise and motives, which increases the difficulty of detecting and successfully defending against them. However, our management has determined that, during the period covered by this Annual Report on Form 10-K, no cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, operating results, or financial condition.

Governance

Our board of directors is responsible for cybersecurity risk management and oversight of our cybersecurity program. The nominating and corporate governance committee of the board of directors provides oversight of the program to identify, assess, manage and monitor cybersecurity risks. The nominating and corporate governance committee regularly reviews technology strategies, physical and cybersecurity threat assessments, emerging issues and related initiatives. In addition, the audit committee of the board of directors coordinates the board of directors' oversight of our disclosure controls and procedures and ensures that we have in place appropriate internal controls, risk assessment policies and procedures, incident response plans and reporting mechanisms. The nominating and corporate governance committee coordinates with the board of directors and audit committee, as appropriate, on matters related to cybersecurity risk.

Our board of directors delegates execution of our cybersecurity program to our chief information security officer, or CISO, who is responsible for the day-to-day management of our cybersecurity program. Our CISO has over 25 years of information security and information technology risk expertise in multiple industries, including defense, manufacturing, financial and life sciences, and holds industry standard certifications. Our CISO, together with our chief information officer, or CIO, provides at least two presentations each year to our board of directors or nominating and corporate governance committee on, security program updates and ongoing risks, with additional updates being provided on an as-needed basis. Our CISO also meets periodically with our senior leadership team to review metrics on readiness, incidents, mitigations and remediation. In addition, our internal audit team performs periodic audits of our systems and cybersecurity processes, the results of which are reported to the audit committee and our senior management team.

We have established a disclosure committee, which consists of our chief executive officer, chief financial officer, and senior leaders from finance, legal, accounting, corporate communications, and investor relations, including, but not limited to, our chief legal officer, CIO, CISO, chief accounting officer, controller and chief corporate communications officer. The disclosure committee is actively involved in the review and approval of the Company's SEC filings and has responsibility for considering the materiality of information for such filings and, on a timely basis, determining the disclosure of that information. The CISO briefs the disclosure committee, as necessary, on cybersecurity related matters, which includes information regarding our detection, prevention, mitigation, and remediation of cybersecurity incidents and monitoring of previously evaluated cybersecurity incidents for subsequent changes that might impact conclusions on materiality, and this information is presented to the nominating and corporate governance committee, as appropriate.

ITEM 2. PROPERTIES

Our operations are based primarily in Cambridge, Massachusetts; Zug, Switzerland; Maidenhead, United Kingdom; Amsterdam, Netherlands; and Tokyo, Japan. A description of certain of the facilities we lease or own as of January 31, 2026 is included in the table below.

Location	Primary Use	Approximate Square Footage	Lease Expiration Date	Renewal Option
675 West Kendall Street Henri A. Termeer Square Cambridge, Massachusetts	Corporate headquarters and primary research facility	295,000	January 2034	Two five-year terms
300 Third Street Cambridge, Massachusetts	Office space and additional research facility	129,000	January 2034	Two five-year terms
101 Main Street Cambridge, Massachusetts	Office space	23,350	June 2029	Two two-year terms
20 Commerce Way Norton, Massachusetts	GMP manufacturing	200,000	Owned	Owned
665 Concord Avenue Cambridge, Massachusetts	GMP manufacturing	15,000	September 2027	One five-year term
Grafenauweg 2 & 4 6300 Zug, Switzerland	International headquarters	15,800	May 2029	One five-year term
27 Market Street, Maidenhead Berkshire, United Kingdom	Office space	15,600	October 2035	One five-year term
Wisdom Cross Tower Antonio Vivaldistraat 150 Amsterdam, Netherlands	Office space	12,500	April 2030	One five-year term
Pacific Century Place 1-Chome-11-1 Marunouchi Chiyoda-ku Tokyo, Japan	Office space	12,700	May 2028	None

In addition to the locations above, we also occupy small offices in multiple locations in and outside of the U.S. to support our operations and growth.

In the future, we may lease, operate, purchase or construct additional facilities in which to conduct expanded research, development and manufacturing activities and support future commercial operations. We believe that the total space available to us under our current leases will meet our needs for the foreseeable future and that additional space would be available to us on commercially reasonable terms if required.

ITEM 3. LEGAL PROCEEDINGS

For a discussion of material pending legal proceedings, please read the section titled "Legal Matters" within Note 13, Commitments and Contingencies, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, which is incorporated into this item by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on The Nasdaq Global Select Market under the symbol "ALNY."

Holders of Record

At January 31, 2026, there were 23 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial holders represented by these record holders.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The comparative stock performance graph below compares the five-year cumulative total stockholder return (assuming reinvestment of dividends, if any) from investing $100 on the last trading day of 2020, to the close of the last trading day of 2025, in each of our common stock and the selected indices. The stock price performance reflected in the graph below is not necessarily indicative of future price performance.



Comparison of Five-Year Cumulative Total Return
Among Alnylam Pharmaceuticals, Inc.,
Nasdaq Composite Total Return and Nasdaq Biotechnology Total Return

	12/31/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024	12/31/2025
Alnylam Pharmaceuticals, Inc.	$ 100.00	$ 130.48	$ 182.85	$ 147.27	$ 181.05	$ 305.96
Nasdaq Composite Total Return	$ 100.00	$ 122.18	$ 82.43	$ 119.22	$ 154.48	$ 187.14
Nasdaq Biotechnology Total Return	$ 100.00	$ 100.02	$ 89.90	$ 94.03	$ 93.49	$ 124.75

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a global commercial-stage biopharmaceutical company that discovers, develops, manufactures and commercializes novel therapeutics based on RNAi. Our commercial products and broad pipeline of investigational RNAi therapeutics are targeting a broad range of disease areas and indications.

As described in Part I, Item 1. "Business" of this Annual Report on Form 10-K, we currently have six products that have received marketing approval, including two products marketed by our collaborators, and multiple late-stage investigational programs advancing towards potential commercialization.

We achieved profitability for the first time in 2025, with full-year net product revenues of approximately $3.0 billion, driven primarily by strong growth in our TTR franchise. Nevertheless, we have incurred significant losses since inception and, as of December 31, 2025, we had an accumulated deficit of $6.70 billion. Historically, we generated losses primarily from costs associated with research and development activities; acquiring, filing and protecting our intellectual property rights; and selling, general and administrative activities. With the achievement of profitability in 2025, going forward we expect to be able to fund our operations primarily from product revenues, which we expect will be supplemented by collaboration revenue and royalty revenue from products commercialized by our collaborators.

We expect to continue investing significantly in research and development to advance our RNAi platform and clinical pipeline. These planned expenditures include costs associated with our activities as we (i) progress our late-stage programs, including the Phase 3 TRITON-PN and TRITON-CM clinical trials of nucresiran (our next generation TTR silencer) in patients with hATTR-PN and ATTR-CM, respectively, and the Phase 3 ZENITH cardiovascular outcomes trial of zilebesiran in patients with uncontrolled hypertension, all three of which we initiated in 2025; (ii) progress our early stage clinical pipeline, including CNS and metabolic programs; (iii) continue our efforts to deliver RNAi therapeutics to additional tissues and to treat new disease areas; and (iv) selectively pursue complementary modalities through business development.

Through these investments, we plan to expand our efforts to discover, develop and commercialize the next wave of RNAi therapeutics and aim to achieve the goals associated with our *Alnylam 2030* strategy. These goals include expanding to 10 tissue types and more than 40 clinical programs, delivering at least two new transformative medicines beyond TTR with blockbuster potential, investing approximately 30% of our revenues in non-GAAP R&D (including select external innovation), achieving 25%+ total revenue compound annual growth rate, and delivering approximately 30% non-GAAP operating margin through year-end 2030.

As of December 31, 2025, we generate worldwide product revenues from our four commercialized products, AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, primarily in the U.S. and Europe. Collaboration revenues, in particular from our collaborations with Roche, Regeneron and Novartis, have also represented a meaningful portion of our total revenues in recent years. We expect our sources of potential funding for the next several years to be derived primarily from sales of our commercialized products, with contributions from our existing collaborations, including royalties on sales of Leqvio by Novartis and on sales of Qfitlia by Sanofi, and any new strategic collaborations that we may enter in the future. However, we and our collaborators may not be able to successfully market and sell our existing commercialized products or any approved products in the future. Moreover, our ongoing development and regulatory efforts may not be successful, and we and our collaborators may not be able to commence sales of any other products in the future. We anticipate that our operating results will continue to fluctuate for the foreseeable future and, therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

Given the significant and growing contribution of AMVUTTRA to our total product revenues following regulatory approvals of AMVUTTRA for the treatment of ATTR-CM, our cost of goods sold, operating income and operating margin in

2025 were significantly impacted by the royalties we pay to Sanofi on global sales of AMVUTTRA under our TTR license agreements, and we expect this will continue in future years. Sanofi is eligible to receive tiered royalties on global annual net sales of AMVUTTRA across all indications in the following tiers: 15% of global annual net sales of $0 to $150.0 million; 17.5% of global annual net sales greater than $150.0 million to $300.0 million; 20% of global annual net sales greater than $300.0 million to $500.0 million; 25% of global annual net sales greater than $500.0 million to $1.50 billion; and 30% of global annual net sales in excess of $1.50 billion. There are no royalties owed on nucresiran, our next-generation investigational RNAi therapeutic, which is currently in development for the treatment of ATTR amyloidosis. Assuming successful development and regulatory approval, we believe that with its anticipated product profile, nucresiran has the potential to become a leading therapy for ATTR amyloidosis and to significantly improve our gross margins on product sales and our non-GAAP operating income margin.

Results of Operations

The following table summarizes the results of our operations:

| (In thousands, except percentages) | Years Ended December 31, | | | 2025 vs 2024 | | 2024 vs 2023 | |
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Total revenues	$ 3,713,937	$ 2,248,243	$ 1,828,292	$ 1,465,694	65 %	$ 419,951	23 %
Total operating costs and expenses	$ 3,212,359	$ 2,425,128	$ 2,110,467	$ 787,231	32 %	$ 314,661	15 %
Income (loss) from operations	$ 501,578	$ (176,885)	$ (282,175)	$ 678,463	*	$ 105,290	(37)%
Total other expense, net	$ (178,426)	$ (200,490)	$ (151,342)	$ 22,064	(11)%	$ (49,148)	32 %
(Provision for) benefit from income taxes	$ (9,405)	$ 99,218	$ (6,725)	$ (108,623)	*	$ 105,943	*
Net income (loss)	$ 313,747	$ (278,157)	$ (440,242)	$ 591,904	*	$ 162,085	(37)%

* Not meaningful

For a discussion of our 2024 results and a comparison with 2023 results please refer to "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025.

Discussion of Results of Operations

Revenues

Total revenues consisted of the following:

| (In thousands, except percentages) | Years Ended December 31, | | | 2025 vs 2024 | | 2024 vs 2023 | |
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Net product revenues	$2,986,549	$1,646,228	$1,241,474	$1,340,321	81 %	$ 404,754	33 %
Net revenues from	553,366	510,221	546,185	43,145	8 %	(35,964)	(7)%
Royalty revenue	174,022	91,794	40,633	82,228	90 %	51,161	126 %
Total revenues	$3,713,937	$2,248,243	$1,828,292	$1,465,694	65 %	$ 419,951	23 %

Net Product Revenues

Net product revenues, classified based on the geographic region in which the product is sold and by franchise ("TTR," which includes AMVUTTRA and ONPATTRO, and "Rare," which includes GIVLAARI and OXLUMO) consisted of the following:

(In thousands, except percentages)	Years Ended December 31, 2025	2024	2023	2025 vs 2024 $ Change	% Change	2024 vs 2023 $ Change	% Change
AMVUTTRA							
United States	$ 1,731,222	$ 630,613	$ 411,169	$1,100,609	175 %	$ 219,444	53 %
Europe	405,899	235,441	70,898	170,458	72 %	164,543	232 %
Rest of World	176,715	104,396	75,771	72,319	69 %	28,625	38 %
Total	2,313,836	970,450	557,838	1,343,386	138 %	412,612	74 %
ONPATTRO							
United States	62,126	74,787	97,739	(12,661)	(17)%	(22,952)	(23)%
Europe	79,429	134,197	210,916	(54,768)	(41)%	(76,719)	(36)%
Rest of World	31,234	43,873	45,891	(12,639)	(29)%	(2,018)	(4)%
Total	172,789	252,857	354,546	(80,068)	(32)%	(101,689)	(29)%
Total TTR	2,486,625	1,223,307	912,384	1,263,318	103 %	310,923	34 %
GIVLAARI							
United States	205,715	165,373	141,954	40,342	24 %	23,419	16 %
Europe	77,715	65,906	57,498	11,809	18 %	8,408	15 %
Rest of World	25,057	24,592	19,799	465	2 %	4,793	24 %
Total	308,487	255,871	219,251	52,616	21 %	36,620	17 %
OXLUMO							
United States	68,467	62,766	38,159	5,701	9 %	24,607	64 %
Europe	88,049	80,753	60,025	7,296	9 %	20,728	35 %
Rest of World	34,921	23,531	11,655	11,390	48 %	11,876	102 %
Total	191,437	167,050	109,839	24,387	15 %	57,211	52 %
Total Rare	499,924	422,921	329,090	77,003	18 %	93,831	29 %
Total net product revenues	$ 2,986,549	$ 1,646,228	$ 1,241,474	$1,340,321	81 %	$ 404,754	33 %

Net product revenues increased during the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to growth from AMVUTTRA revenues driven by increased patient demand, mainly in patients with ATTR-CM in the U.S., which was partially offset by a decreased number of patients on ONPATTRO, and due to growth from an increased number of patients on GIVLAARI and OXLUMO.

Please see Note 3, Net Product Revenues, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for balances and activity in each product revenue allowance and reserve category for the years ended December 31, 2025 and 2024.

Net Revenues from Collaborations and Royalty Revenue

Net revenues from collaborations and royalty revenue consisted of the following:

(In thousands, except percentages)	2025	2024	2023	$ Change	% Change	$ Change	% Change
	Years Ended December 31,			**2025 vs 2024**		**2024 vs 2023**	
Roche	$394,881	$119,489	$337,802	$ 275,392	230 %	$ (218,313)	(65)%
Regeneron Pharmaceuticals	113,957	302,798	100,468	(188,841)	(62)%	202,330	201 %
Novartis AG	—	79,759	86,727	(79,759)	(100)%	(6,968)	(8)%
Other	44,528	8,175	21,188	36,353	445 %	(13,013)	(61)%
Total net revenues from collaborations	$553,366	$510,221	$546,185	$ 43,145	8 %	$ (35,964)	(7)%
Royalty revenue	$174,022	$ 91,794	$ 40,633	$ 82,228	90 %	$ 51,161	126 %

Net revenues from collaborations increased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily driven by:

- recognition of $300.0 million of milestone revenue under our collaboration with Roche in September 2025 associated with the dosing of the first patient in the ZENITH Phase 3 clinical trial of zilebesiran; and

- recognition of a $30.0 million payment in connection with the amendment to our agreement with Vir Biotechnology in March 2025.

Partially offset by:

- recognition of $185.0 million of revenue under our collaboration with Regeneron during the year ended December 31, 2024, as we modified the collaboration agreement in June 2024 and provided Regeneron with an exclusive license to develop, manufacture and commercialize cemdisiran as a monotherapy;

- recognition of $65.0 million of milestone revenue under our collaboration with Roche during the year ended December 31, 2024 associated with the dosing of the first patient in the KARDIA-3 Phase 2 clinical trial of zilebesiran; and

- revenue recognized under our license agreement with Novartis associated with the achievement of a specified Leqvio commercialization milestone during the year ended December 31, 2024.

Royalty revenue increased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, due to increased volume and rate of royalties earned from global net sales of Leqvio by Novartis.

Recognition of our combined net revenues from collaborations and royalty revenue is dependent on a variety of factors, including the level of work reimbursed by collaborators, achievement of milestones under our collaboration agreements, and royalties associated with sales of Leqvio. We expect net revenues from collaborations will decrease in 2026, as compared to 2025, due to the $300.0 million of milestone revenue that we recognized under our Roche Collaboration and License Agreement in the year ended December 31, 2025. We expect our royalty revenue will increase in 2026, as compared to 2025, primarily due to the continued growth of royalties earned from global net sales of Leqvio by Novartis.

The amount of revenue from collaborations that we recognize is based, in part, on estimates of total costs to be incurred. These estimates reflect our historical experiences, current contractual requirements, and forecasted plans of development or manufacturing activities. We adjust these estimates for changes in actual costs incurred, contractual terms, and further forecasts. Such changes in estimates could have a significant impact on revenue and earnings in the period of the adjustment.

Operating Costs and Expenses

Operating costs and expenses consisted of the following:

(In thousands, except percentages)	Years Ended December 31, 2025	2024	2023	2025 vs 2024 $ Change	% Change	2024 vs 2023 $ Change	% Change
Cost of goods sold	$ 677,166	$ 306,513	$ 268,216	$ 370,653	121 %	$ 38,297	14 %
Cost of goods sold as a percentage of net product revenues	*22.7 %*	*18.6 %*	*21.6 %*				
Cost of collaborations and royalties	4,705	16,857	42,190	(12,152)	(72)%	(25,333)	(60)%
Research and development	1,319,775	1,126,232	1,004,415	193,543	17 %	121,817	12 %
Selling, general and administrative	1,210,713	975,526	795,646	235,187	24 %	179,880	23 %
Total	$ 3,212,359	$ 2,425,128	$ 2,110,467	$ 787,231	32 %	$ 314,661	15 %

Cost of Goods Sold

Cost of goods sold as a percentage of net product revenues increased to 22.7% for the year ended December 31, 2025, as compared to 18.6% for the year ended December 31, 2024, primarily as a result of increased sales of AMVUTTRA and an associated increase in the blended royalty rate payable on net sales of AMVUTTRA.

We expect our cost of goods sold, including cost of goods sold as a percentage of net product revenues, will increase during 2026, as compared to 2025, primarily as a result of an expected increase in sales of AMVUTTRA and an associated increase in the royalty rate payable on net sales of AMVUTTRA.

Cost of Collaborations and Royalties

Cost of collaborations and royalties decreased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to decreased demand for GalNAc material supplied to our collaborators in support of certain product manufacturing as our collaborators transition to producing the material independently.

We expect our cost of collaborations and royalties will decrease during 2026, as compared to 2025, primarily as a result of our collaborators having transitioned to producing GalNAc material independently.

Research and Development

Research and development expenses consisted of the following:

(In thousands, except percentages)	Years Ended December 31, 2025	2024	2023	2025 vs 2024 $ Change	% Change	2024 vs 2023 $ Change	% Change
Clinical research and outside services	$ 640,672	$ 509,129	$ 485,732	$ 131,543	26 %	$ 23,397	5 %
Compensation and related	362,813	327,929	260,423	34,884	11 %	67,506	26 %
Occupancy and all other costs[1]	162,895	161,425	160,987	1,470	1 %	438	— %
Stock-based compensation	153,395	127,749	97,273	25,646	20 %	30,476	31 %
Total research and development	$ 1,319,775	$ 1,126,232	$1,004,415	$ 193,543	17 %	$ 121,817	12 %

[1] Occupancy and all other costs includes facilities, information technology, depreciation and certain departmental expenses.

Research and development expenses increased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to the following:

- increased clinical trial expenses for the ZENITH Phase 3 clinical trial of zilebesiran, the TRITON-CM Phase 3 clinical trial of nucresiran in patients with ATTR-CM and the TRITON-PN Phase 3 clinical trial of nucresiran in patients with hATTR-PN;

- increased employee compensation and related expenses to support our research and development pipeline and development expenses; and

- increased stock-based compensation expense.

Partially offset by:

- decreased expenses within other clinical programs, in particular for the KARDIA-1 and KARDIA-2 Phase 2 clinical trials of zilebesiran and the HELIOS-B Phase 3 clinical trial of vutrisiran in patients with ATTR-CM due to the wind-down of clinical activities.

Selling, General and Administrative

Selling, general and administrative expenses consisted of the following:

	Years Ended December 31,			2025 vs 2024		2024 vs 2023	
(In thousands, except percentages)	2025	2024	2023	$ Change	% Change	$ Change	% Change
Compensation and related	$ 473,462	$ 386,743	$ 298,888	$ 86,719	22 %	$ 87,855	29 %
Consulting and professional services	348,976	274,539	226,664	74,437	27 %	47,875	21 %
Occupancy and all other costs[1]	193,435	169,909	145,687	23,526	14 %	24,222	17 %
Stock-based compensation	194,840	144,335	124,407	50,505	35 %	19,928	16 %
Total selling, general and administrative	$1,210,713	$ 975,526	$ 795,646	$ 235,187	24 %	$ 179,880	23 %

[1] Occupancy and all other costs includes facilities, information technology, depreciation and certain departmental expenses.

Selling, general and administrative expenses increased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to higher employee compensation costs, including stock-based compensation, mainly driven by higher headcount, and increased marketing investment associated with the commercial launch of AMVUTTRA in ATTR-CM.

We expect that research and development expenses combined with selling, general and administrative expenses will increase during 2026, as compared to 2025, as we continue to launch our current commercial products into new markets, prepare for future commercial product launches, including the continued launch of AMVUTTRA for the treatment of ATTR-CM, advance our product candidates, including collaborated programs, into later-stage development, advance and develop our platform and preclinical pipeline, and prepare regulatory submissions. However, we expect that certain expenses will be variable depending on the timing of manufacturing batches, clinical trial enrollment and results, regulatory review of our product candidates and programs, and stock-based compensation expenses based on our determinations regarding the probability of vesting for performance-based awards.

Other (Expense) Income

Other (expense) income consisted of the following:

	Years Ended December 31,			2025 vs 2024		2024 vs 2023	
(In thousands, except percentages)	2025	2024	2023	$ Change	% Change	$ Change	% Change
Interest expense	$	$	$	$	78 %	$ (20,637)	17 %
Interest income	111,470	121,992	95,561	(10,522)	(9)%	26,431	28 %
Loss related to convertible debt	(42,473)	—	—	(42,473)	N/A	—	N/A
Other income (expense), net							
Realized and unrealized losses on marketable equity securities	(2,306)	(3,022)	(16,944)	716	(24)%	13,922	(82)%
Change in fair value of development derivative liability	—	(170,770)	(90,997)	170,770	(100)%	(79,773)	88 %
Other	7,510	(6,832)	(17,741)	14,342	*	10,909	(61)%
Total other expense, net	$	$	$	$ 22,064	(11)%	$ (49,148)	32 %

* Not meaningful

Total other expense, net decreased during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to:

- decreased loss associated with the change in fair value of the development derivative liability as a result of the adoption of Accounting Standards Update 2025-07, or ASU 2025-07, as discussed in Note 2, Summary of Significant Accounting Policies and Note 9, Liabilities Related To The Sale Of Future Royalties And Development Funding, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Partially offset by:

- increased interest expense associated with the vutrisiran and zilebesiran development funding liabilities as a result of the adoption of ASU 2025-07; and

- loss related to convertible debt representing an inducement expense in connection with the partial repurchases of our 1.00% Convertible Senior Notes due 2027, or the 2027 Notes, in September and December 2025.

(Provision for) Benefit from Income Taxes

(Provision for) benefit from income taxes was as follows:

(In thousands, except percentages)	Years Ended December 31,			2025 vs 2024		2024 vs 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
(Provision for) benefit from income taxes	$ (9,405)	$ 99,218	$ (6,725)	$ (108,623)	*	$ 105,943	*

* Not meaningful

We recorded a provision for income taxes of $9.4 million for the year ended December 31, 2025 and a benefit from income taxes of $99.2 million for the year ended December 31, 2024. The provision for income taxes for the year ended December 31, 2025 primarily related to U.S. state income taxes, utilization of Switzerland net deferred tax assets, as well as taxable income from jurisdictions in which we are subject to tax. For the year ended December 31, 2025, we maintained a full valuation allowance against our net deferred tax assets in the U.S. Based on our recent financial performance and our future projections, we could record a reversal of all or a portion of the U.S. valuation allowance within the foreseeable future. However, any such change is subject to actual performance and other considerations that may present positive or negative evidence at the time of the assessment.

Liquidity and Capital Resources

The following table summarizes our cash flow activities:

(In thousands)	Years Ended December 31,			$ Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Net cash provided by (used in):					
Operating activities	$ 524,080	$ (8,312)	$ 104,156	$ 532,392	$ (112,468)
Investing activities	$ 436,329	$ (116,840)	$ (336,350)	$ 553,169	$ 219,510
Financing activities	$ (305,190)	$ 294,159	$ 172,131	$ (599,349)	$ 122,028

Operating Activities

During the year ended December 31, 2025, net cash provided by operating activities was $524.1 million, whereas during the year ended December 31, 2024 net cash used in operating activities was $8.3 million. This was primarily driven by stronger cash receipts from increased product sales during the year ended December 31, 2025, as compared to the year ended December 31, 2024, partially offset by increased employee compensation costs and higher interest payments.

Investing Activities

During the year ended December 31, 2025, net cash provided by investing activities was $436.3 million, whereas during the year ended December 31, 2024 net cash used in investing activities was $116.8 million. This was primarily attributed to the timing of sales, maturities, and purchases of our marketable securities during the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Financing Activities

During the year ended December 31, 2025, net cash used in financing activities was $305.2 million, whereas during the year ended December 31, 2024 net cash provided by financing activities was $294.2 million. This was primarily due to $1.15 billion paid for the repurchase of $672.2 million aggregate principal amount of our 2027 Notes during the year ended December 31, 2025, partially offset by $645.7 million of net proceeds from our offering of the 0.00% Convertible Senior Notes due 2028 in the aggregate principal amount of $661.3 million, $35.3 million of which was used to pay the cost of the related capped call transactions. Additionally, we collected lower net proceeds from the issuance of common stock in connection with stock option exercises during the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Additional Capital Requirements

We currently have programs focused in many therapeutic areas and, as of December 31, 2025, have six marketed products, including two products commercialized by collaborators. However, our ongoing development efforts may not be successful and we may not be able to commence sales of any other products in the future. In addition, we may incur additional operating losses as a result of planned expenditures for research and development activities relating to our research platform, our drug development programs, including clinical trial and manufacturing costs, the continued build-out of late-stage clinical, manufacturing, commercial and compliance capabilities, including global operations, continued management and growth of our intellectual property, including our patent portfolio, collaborations and general corporate activities.

Based on our current operating plan, we believe that our cash, cash equivalents, marketable securities, as well as the revenue we expect to generate from product sales and under our existing collaborations, including royalties on sales of Leqvio and Qfitlia, and available borrowing capacity under the revolving credit agreement as of December 31, 2025 will be sufficient to satisfy our near-term capital and operating needs for at least 12 months from the filing of this Annual Report on Form 10-K. Recent and expected working and other capital requirements, in addition to the above matters, also include the items described below:

- Amounts related to future lease payments for operating lease obligations as of December 31, 2025 totaled $366.3 million, with $48.1 million expected to be paid within the next 12 months.

- Cash outflows for capital expenditures were $58.7 million in 2025 and $34.3 million in 2024. We expect capital expenditures to increase in 2026 to support the increase in our manufacturing and production capacity needs.

- As of December 31, 2025, the carrying value of our convertible debt was $1.01 billion, of which we do not expect to make payments on principal within the next 12 months.

- Payments to Blackstone associated with the liability related to the sale of future Leqvio royalties were $118.0 million in 2025, with an estimated $126.7 million to be paid within the next 12 months.

- Payments associated with an achieved development milestone for the zilebesiran development funding liability due to Blackstone were $21.1 million in 2025, with the same amount expected to be paid within the next 12 months. Payments associated with an achieved development milestone for the vutrisiran development funding liability due to Blackstone were $65.6 million in 2025, and we expect to pay $87.5 million within the next 12 months.

Since we commenced operations in 2002, we have generated significant losses and as of December 31, 2025, we had an accumulated deficit of $6.70 billion. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $2.91 billion, compared to $2.69 billion as of December 31, 2024.

Due to numerous factors described in more detail under the caption Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K, we may require significant additional funds earlier than we currently expect in order to continue to commercialize AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, and to develop, conduct clinical trials for, manufacture and, if approved, commercialize additional product candidates.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results. While our significant accounting policies are more fully described in the Notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our consolidated financial statements:

Net Product Revenues

Our net product revenues are recognized, net of variable consideration related to certain allowances and accruals, at the time the customer obtains control of our product. We record reserves, based on contractual terms, for components related to product sold during the reporting period, as well as our estimate of product that remains in the distribution channel inventory at the end of the reporting period that we expect will be sold to qualified healthcare providers. On a quarterly basis, we update our estimates and record any needed adjustments in the period we identify the adjustments.

The estimates for our product revenue allowances and accruals are most significantly affected by chargebacks, which are contractual commitments with the government and other entities to sell products to qualified healthcare providers at prices lower than the list prices charged to the customer who directly purchases from us, and rebates that represent discount obligations under government programs, including Medicare and Medicaid in the U.S. and similar programs in certain other countries, including countries in which we are accruing for estimated rebates because final pricing has not yet been negotiated.

We are also subject to potential rebates in connection with our value-based agreements, or VBAs, with certain commercial payors.

We use the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, or the most likely amount method, which is the single most likely amount in a range of possible considerations, to estimate variable consideration related to our product revenues. We use the expected value method to estimate variable consideration for chargebacks, certain rebates, and other incentives and we use the most likely amount method for certain rebates and trade discounts and allowances.

Net Revenues from Collaborations

We earn revenue in connection with collaboration agreements which allow our collaborators to utilize our technology platforms and develop product candidates.

For elements of collaboration arrangements that are accounted for pursuant to Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*, or ASC 606, we identify the performance obligations and allocate the total consideration we expect to receive on a relative standalone selling price basis to each performance obligation. Key assumptions to determine the standalone selling price may include forecasted revenues, development timelines, reimbursement rates for personnel costs, the expected number of targets or indications expected to be pursued under each license, discount rates and probabilities of technical and regulatory success. We recognize revenue associated with each performance obligation as the control over the promised goods or services transfer to our collaborator which occurs either at a point in time or over time. If control transfers over time, revenue is recognized by using a method of measuring progress that best depicts the transfer of goods or services, for example based on actual costs incurred relative to total forecasted costs to be incurred over the period the transfer of goods or services occurs. We evaluate the measure of progress and related inputs each reporting period and any resulting adjustments to revenue are recorded on a cumulative catch-up basis. Revenue to be recognized is equal to the total transaction price multiplied by the ratio of actual expense incurred divided by total forecasted expense.

Liabilities Related to the Sale of Future Royalties and Development Funding

We account for the liabilities related to the sale of future royalties and development funding as debt financings. Interest on these liabilities is recognized using the effective interest rate method over the life of the related repayment period.

The liabilities related to the sale of future royalties and development funding and the related interest expense are based on our current estimates of future royalties and milestones expected to be paid and received over the life of the arrangement, which we determine by using third-party data to estimate Leqvio's and AMVUTTRA's global net revenues. We periodically assess the expected payments and to the extent the amount or timing of our future estimated payments is materially different than our previous estimates, we account for any such change by prospectively adjusting the effective interest rate and related non-cash interest expense.

An increase or decrease of 10% to the interest rate would result in an increase or decrease to our liability related to the sale of future royalties and development funding of approximately $42.1 million as of December 31, 2025. If realized, the change in value would affect interest expense over the remaining life of the agreements.

Recent Accounting Pronouncements

Please read Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk - Investment Portfolio. We invest a portion of our cash in a number of diversified fixed- and floating-rate securities consisting of cash equivalents and marketable debt securities related to our investment portfolio that are subject to interest rate risk. Changes in the general level of interest rates can affect the fair value of our investment portfolio. If interest rates in the general economy were to rise, our holdings could lose value. As of December 31, 2025 and 2024, a hypothetical increase in interest rates of 100 basis points across the entire yield curve on our holdings would have resulted in an immaterial decrease to the fair value of our holdings.

Foreign Currency Exchange Risk. As a result of our foreign operations, we face exposure to movements in foreign currency exchange rates, primarily the Japanese yen, Euro and British pound against the U.S. Dollar. Fluctuations in the global markets may have a positive or negative effect on our foreign exchange rate exposure. The current exposures arise primarily from net product revenue, operating costs and expenses and balance sheet amounts. Therefore, significant changes in foreign exchange rates of the countries outside the United States where our products are sold, where development expenses are incurred by us or our collaborators, or where we incur operating expenses can impact our operating results and financial condition. As sales outside the United States continue to grow, and as we expand our international operations, we will continue to assess potential steps, including foreign currency hedging and other strategies, to mitigate our foreign exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alnylam Pharmaceuticals, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alnylam Pharmaceuticals, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for liabilities related to development funding in 2025.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liability Related to Sale of Future Royalties – Leqvio

As described in Notes 2 and 9 to the consolidated financial statements, the Company accounts for the liability related to the sale of future royalties as debt financing. Interest on the liability is recognized using the effective interest rate method over the repayment period. The liability related to the sale of future royalties and the related interest expense for Leqvio are based on management's current estimates of future royalties expected to be paid over the life of the arrangement, which management determines by using third-party data to estimate Leqvio's global net revenue. At each balance sheet date, management assesses the expected payments and prospectively adjusts the effective interest rate and the related interest expense. As of and for the year ended December 31, 2025, respectively, the Company's liability related to the sale of future royalties for Leqvio was $1.48 billion and the related interest expense was $149.8 million.

The principal consideration for our determination that performing procedures relating to the liability related to sale of future royalties for Leqvio is a critical audit matter is a high degree of auditor effort in performing procedures related to the liability.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the liability related to the sale of future royalties. These procedures also included, among others (i) evaluating the appropriateness of the method used by management to determine the liability; (ii) obtaining and inspecting third-party data used to estimate Leqvio's global net revenue; (iii) testing the completeness and accuracy of underlying data used to determine the liability; (iv) recalculating the liability, effective interest rate and the related interest expense; and (v) tracing relevant information, such as key terms and royalty rate, to the purchase agreement.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
February 12, 2026

We have served as the Company's auditor since 2003.

ALNYLAM PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31,	
	2025	**2024**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,657,250	$ 966,428
Marketable debt securities	1,251,234	1,719,920
Marketable equity securities	—	8,156
Accounts receivable, net	777,567	405,308
Inventory	82,719	78,509
Prepaid expenses and other current assets	281,892	116,964
Total current assets	4,050,662	3,295,285
Property, plant and equipment, net	513,147	502,784
Operating lease right-of-use assets	194,916	191,148
Deferred tax assets	125,975	116,863
Restricted investments	22,170	68,593
Other assets	59,461	65,310
Total assets	$ 4,966,331	$ 4,239,983
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 115,721	$ 88,415
Accrued expenses	1,080,197	793,692
Operating lease liabilities	45,518	41,886
Deferred revenue	4,845	55,481
Liabilities related to the sale of future royalties and development funding	220,068	113,018
Development derivative liability	—	93,780
Total current liabilities	1,466,349	1,186,272
Operating lease liabilities, net of current portion	225,087	229,541
Convertible debt	1,007,784	1,024,621
Liabilities related to the sale of future royalties and development funding, net of current portion	1,470,341	1,334,353
Development derivative liability, net of current portion	—	393,139
Other liabilities	7,594	4,969
Total liabilities	4,177,155	4,172,895
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share, 5,000 shares authorized and no shares issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common stock, $0.01 par value per share, 250,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 132,376 shares issued and outstanding as of December 31, 2025; 129,294 shares issued and outstanding as of December 31, 2024	1,324	1,293
Additional paid-in capital	7,510,473	7,388,061
Accumulated other comprehensive loss	(20,097)	(34,518)
Accumulated deficit	(6,702,524)	(7,287,748)
Total stockholders' equity	789,176	67,088
Total liabilities and stockholders' equity	$ 4,966,331	$ 4,239,983

The accompanying notes are an integral part of these consolidated financial statements.

ALNYLAM PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share amounts)

	Years Ended December 31,		
	2025	2024	2023
Statements of Operations			
Revenues:			
Net product revenues	$ 2,986,549	$ 1,646,228	$ 1,241,474
Net revenues from collaborations	553,366	510,221	546,185
Royalty revenue	174,022	91,794	40,633
Total revenues	3,713,937	2,248,243	1,828,292
Operating costs and expenses:			
Cost of goods sold	677,166	306,513	268,216
Cost of collaborations and royalties	4,705	16,857	42,190
Research and development	1,319,775	1,126,232	1,004,415
Selling, general and administrative	1,210,713	975,526	795,646
Total operating costs and expenses	3,212,359	2,425,128	2,110,467
Income (loss) from operations	501,578	(176,885)	(282,175)
Other expense:			
Interest expense	(252,627)	(141,858)	(121,221)
Interest income	111,470	121,992	95,561
Loss related to convertible debt	(42,473)	—	—
Other income (expense), net	5,204	(180,624)	(125,682)
Total other expense, net	(178,426)	(200,490)	(151,342)
Income (loss) before income taxes	323,152	(377,375)	(433,517)
(Provision for) benefit from income taxes	(9,405)	99,218	(6,725)
Net income (loss)	$ 313,747	$ (278,157)	$ (440,242)
Net income (loss) per common share — basic	$ 2.39	$ (2.18)	$ (3.52)
Net income (loss) per common share — diluted	$ 2.33	$ (2.18)	$ (3.52)
Weighted-average common shares — basic	131,004	127,651	124,906
Weighted-average common shares — diluted	134,684	127,651	124,906
Statements of Comprehensive Income (Loss)			
Net income (loss)	$ 313,747	$ (278,157)	$ (440,242)
Other comprehensive income (loss):			
Unrealized gains (losses) on marketable securities	1,816	(4)	11,018
Foreign currency translation gains (losses)	11,624	(9,643)	11,922
Defined benefit pension plans, net of tax	981	(1,496)	(1,661)
Total other comprehensive income (loss)	14,421	(11,143)	21,279
Comprehensive income (loss)	$ 328,168	$ (289,300)	$ (418,963)

The accompanying notes are an integral part of these consolidated financial statements.

ALNYLAM PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' (Deficit) Equity
	Shares	Amount				
Balance as of December 31, 2022	123,925	$ 1,240	$ 6,454,540	$ (44,654)	$ (6,569,349)	$ (158,223)
Exercise of common stock options, net of tax withholdings	1,162	12	114,237	—	—	114,249
Issuance of common stock under equity plans	707	7	16,421	—	—	16,428
Stock-based compensation expense	—	—	225,865	—	—	225,865
Other comprehensive income	—	—	—	21,279	—	21,279
Net loss	—	—	—	—	(440,242)	(440,242)
Balance as of December 31, 2023	125,794	1,259	6,811,063	(23,375)	(7,009,591)	(220,644)
Exercise of common stock options, net of tax withholdings	2,504	25	284,256	—	—	284,281
Issuance of common stock under equity plans	996	9	17,425	—	—	17,434
Stock-based compensation expense	—	—	275,317	—	—	275,317
Other comprehensive loss	—	—	—	(11,143)	—	(11,143)
Net loss	—	—	—	—	(278,157)	(278,157)
Balance as of December 31, 2024	129,294	1,293	7,388,061	(34,518)	(7,287,748)	67,088
Cumulative effect adjustment from adoption of ASU 2025-07	—	—	—	—	271,477	271,477
Exercise of common stock options, net of tax withholdings	1,836	18	229,679	—	—	229,697
Issuance of common stock under equity plans	1,246	13	20,484	—	—	20,497
Stock-based compensation expense	—	—	352,745	—	—	352,745
Repurchase of 1.00% Convertible Senior Notes due 2027	—	—	(445,185)	—	—	(445,185)
Purchase of capped calls related to 0.00% Convertible Senior Notes due 2028	—	—	(35,311)	—	—	(35,311)
Other comprehensive income	—	—	—	14,421	—	14,421
Net income	—	—	—	—	313,747	313,747
Balance as of December 31, 2025	132,376	$ 1,324	$ 7,510,473	$ (20,097)	$ (6,702,524)	$ 789,176

The accompanying notes are an integral part of these consolidated financial statements.

ALNYLAM PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ 313,747	$ (278,157)	$ (440,242)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	55,658	56,670	54,054
Non-cash interest expense on liabilities related to the sale of future royalties and development funding	238,399	127,133	106,554
Stock-based compensation expense	348,235	272,084	221,680
Realized and unrealized loss on marketable equity securities	2,306	3,022	16,944
Loss related to convertible debt	42,473	—	—
Change in fair value of development derivative liability	—	170,770	90,997
Deferred income taxes	(2,198)	(106,762)	(713)
Other	(29,758)	(38,988)	(2,379)
Changes in operating assets and liabilities:			
Accounts receivable, net	(359,963)	(86,550)	(87,939)
Inventory	8,474	13,590	18,367
Prepaid expenses and other assets	(117,724)	3,229	(9,029)
Accounts payable, accrued expenses and other liabilities	75,066	91,093	80,840
Deferred revenue	(50,635)	(235,446)	55,022
Net cash provided by (used in) operating activities	524,080	(8,312)	104,156
Cash flows from investing activities:			
Purchases of property, plant and equipment	(58,697)	(34,277)	(62,211)
Purchases of marketable securities	(1,305,081)	(1,634,911)	(1,823,501)
Sales and maturities of marketable securities	1,802,257	1,571,665	1,553,800
Proceeds from maturity of restricted investments	59,775	57,875	58,475
Purchases of restricted investments	(59,775)	(77,075)	(58,475)
Other investing activities	(2,150)	(117)	(4,438)
Net cash provided by (used in) investing activities	436,329	(116,840)	(336,350)
Cash flows from financing activities:			
Proceeds from issuance of 0.00% Convertible Senior Notes due 2028, net	645,692	—	—
Purchases of capped calls related to 0.00% Convertible Senior Notes due 2028	(35,311)	—	—
Repayment of 1.00% Convertible Senior Notes due 2027	(1,154,913)	—	—
Payment of issuance costs for revolving credit agreement	(2,414)	—	—
Proceeds from exercise of stock options and other types of equity, net	250,028	302,951	147,464
Proceeds from liabilities related to the sale of future royalties and development funding	6,000	—	—
Repayment of liabilities related to the sale of future royalties and development funding	(14,272)	—	—
(Repayment of) proceeds from development derivative liability, net	—	(8,792)	24,667
Net cash (used in) provided by financing activities	(305,190)	294,159	172,131
Effect of exchange rate changes on cash, cash equivalents and restricted cash	34,936	(15,239)	6,391
Net increase (decrease) in cash, cash equivalents and restricted cash	690,155	153,768	(53,672)
Cash, cash equivalents and restricted cash, beginning of period	968,652	814,884	868,556
Cash, cash equivalents and restricted cash, end of period	$ 1,658,807	$ 968,652	$ 814,884
Supplemental disclosure of cash flows:			
Cash paid for interest	$ 218,707	$ 67,578	$ 32,118
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$ 21,195	$ 9,309	$ 2,570
Supplemental disclosure of noncash investing activities:			
Capital expenditures included in accounts payable and accrued expenses	$ 10,902	$ 2,324	$ 3,805

The accompanying notes are an integral part of these consolidated financial statements.

ALNYLAM PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Alnylam Pharmaceuticals, Inc. (also referred to as Alnylam, the Company, we, our or us) commenced operations on June 14, 2002 as a biopharmaceutical company seeking to develop and commercialize novel therapeutics based on ribonucleic acid interference, or RNAi. We are committed to the advancement of our company strategy of building a multi-product, global, commercial biopharmaceutical company with a deep and sustainable clinical pipeline of RNAi therapeutics for future growth and a robust, organic research engine for sustainable innovation and great potential for patient impact. Since inception, we have focused on discovering, developing and commercializing RNAi therapeutics by establishing and maintaining a strong intellectual property position in the RNAi field, establishing strategic collaborations with leading pharmaceutical and life sciences companies, generating revenues through licensing agreements, and ultimately developing and commercializing RNAi therapeutics globally, either independently or with our strategic collaborators. We have devoted substantially all of our efforts to business planning, research, development, manufacturing and commercializing biopharmaceuticals products, acquiring, filing and expanding our intellectual property rights, recruiting our management and technical staff, and raising capital.

As of December 31, 2025, we have six marketed products, including two products that are commercialized by collaborators, and multiple late-stage investigational programs advancing towards potential commercialization. We currently generate worldwide product revenues from four commercialized products, AMVUTTRA, ONPATTRO, GIVLAARI and OXLUMO, primarily in the United States, or U.S., and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements reflect the operations of Alnylam and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In our consolidated financial statements, we use estimates and assumptions related to our inventory valuation and related reserves, clinical accruals, liabilities related to the sale of future royalties and development funding, income taxes, deferred tax asset valuation allowances, revenue recognition, research and development expenses, and stock-based compensation expense. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. Actual results could differ from those estimates. Changes in estimates are reflected in reported results in the period in which they become known.

Liquidity

Based on our current operating plan, we believe that our cash, cash equivalents, marketable securities, as well as the revenue we expect to generate from product sales and under our existing collaborations, including royalties on sales of Leqvio and Qfitlia, and available borrowing capacity under the revolving credit agreement, or the Revolving Credit Agreement, as of December 31, 2025, will be sufficient to satisfy our near-term capital and operating needs for at least the next 12 months from the filing date of this Annual Report on Form 10-K. Please refer to Note 8, Convertible Debt and Other Financing, for further information related to the Revolving Credit Agreement.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. As of December 31, 2025 and 2024, substantially all of our cash, cash equivalents and marketable securities were invested in money market funds, certificates of deposit, commercial paper, corporate notes, U.S. government-sponsored enterprise securities and U.S. treasury securities through highly rated financial institutions. Corporate notes may also include foreign bonds denominated in U.S. dollars. Investments are restricted, in accordance with our investment policy, to a concentration limit per issuer.

During the years ended December 31, 2025, 2024 and 2023, our revenues were generated primarily from product sales to customers and collaborations with strategic partners. As of December 31, 2025 and 2024, our gross accounts receivable balance was comprised of payments primarily due from customers for product sales and our collaborators.

The following table summarizes customers that represent 10% or greater of our consolidated total gross revenues:

	Years Ended December 31,		
	2025	**2024**	**2023**
Distributor A	45 %	29 %	28 %
Roche	*	*	15 %
Regeneron Pharmaceuticals	*	11 %	*

---

* Represents less than 10% and/or not a customer in the applicable year

The following table summarizes customers with amounts due that represent 10% or greater of our consolidated gross accounts receivable balance:

	As of December 31,	
	2025	**2024**
Distributor A	45 %	16 %
Novartis AG	*	23 %

Fair Value Measurements

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices (adjusted), interest rates and yield curves. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The fair value hierarchy level is determined by the lowest level of significant input.

Investments in Marketable Securities and Cash Equivalents

We invest our excess cash balances in marketable debt securities and classify our investments as either trading, held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchased the securities. As of December 31, 2025 and 2024, we classified all of our investments in debt securities as available-for-sale and as current assets on the consolidated balance sheets as they represent the investment of funds available for current operations. We report available-for-sale debt securities at fair value at each balance sheet date, for which fair value measurement data is obtained from independent pricing services, and include any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive loss. Realized gains and losses are determined using the specific identification method and are included in other income (expense), net. If any adjustment to fair value reflects a decline in the value of the marketable debt securities, we consider all available evidence to evaluate if an impairment loss exists, and if so, mark the investment to market through a charge to our consolidated statements of operations and comprehensive income (loss). We did not record any impairment charges related to our marketable debt securities during the years ended December 31, 2025, 2024 or 2023. Our marketable debt securities are classified as cash equivalents if the original maturity, from the date of purchase, is 90 days or less, and as marketable debt securities if the original maturity, from the date of purchase, is in excess of 90 days. Our cash equivalents are generally composed of commercial paper, corporate notes, U.S. government-sponsored enterprise securities, U.S. treasury securities, money market funds and certificates of deposit.

We measure marketable equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of an investee), which have readily available prices, at fair value with changes in fair value recognized in other income (expense), net on our consolidated statements of operations and comprehensive income (loss).

Accounts Receivable, Net

We record accounts receivable net of prompt payment discounts and chargebacks based on contractual terms. As of December 31, 2025 and 2024, based on our estimation of expected write-offs, we determined an allowance for doubtful accounts was not material. We have standard payment terms that generally require payment within approximately 30 to 90 days. Accounts receivable, net on our consolidated balance sheets also includes collaboration receivables and royalty receivables.

Inventory

Inventory is measured at the lower of cost or estimated net realizable value and classified based on the anticipation of when it will be consumed either within our normal operating cycle (short-term) or beyond (long-term). We use a standard cost basis, which approximates cost determined on a first-in, first-out basis. Inventory costs include all raw materials, direct conversion costs and overhead. Raw and intermediate materials that may be used for either research and development or commercial purposes are classified as inventory until the material is consumed or otherwise allocated for research and development. If the material is used for research and development, it is recorded as research and development expenses once that determination is made.

We capitalize inventory costs that are expected to be sold commercially once we determine it is probable that the inventory costs will be recovered through commercial sale based on the review of several factors, including (i) the likelihood that all required regulatory approvals will be received, considering any special filing status, (ii) the expected timing of validation (if not yet completed) of manufacturing processes in the associated facility, (iii) the expected expiration of the inventory, (iv) logistical or commercial constraints that may impede the timely distribution and sale of the product, including transport requirements and reimbursement status, (v) current market factors, including competitive landscape and pricing, (vi) threatened or anticipated litigation challenges, (vii) history of approvals of similar products or formulations, and (viii) U.S. Food and Drug Administration, or FDA, (or other appropriate regulatory agencies) correspondence regarding the safety and efficacy of the product. Prior to the capitalization of inventory costs, we record such costs as research and development expenses on our consolidated statements of operations and comprehensive income (loss).

We reduce our inventory to net realizable value for potentially excess, dated or obsolete inventory based on our quarterly assessment of the recoverability of our capitalized inventory. We periodically review inventory levels to identify what may expire prior to expected sale or has a cost basis in excess of its estimated realizable value and write down such inventories as appropriate.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful life of the asset. Construction in progress reflects amounts incurred for construction or improvements of property, plant or equipment that have not been placed in service. Costs of construction of certain long-lived assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The cost and accumulated depreciation of assets retired or sold are removed from the respective asset category, and any gain or loss is recognized in our consolidated statements of operations and comprehensive income (loss). During the years ended December 31, 2025, 2024 and 2023, we recorded $54.8 million, $55.1 million and $51.6 million, respectively, of depreciation expense related to our property, plant and equipment.

The estimated useful lives of property, plant and equipment are as follows:

Asset Category	Useful Life
Laboratory equipment	5 years
Computer equipment and software	3-10 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of asset life or lease term
Manufacturing equipment	7-15 years
Buildings	40 years

Leases

We determine if an arrangement is a lease at contract inception based on the facts and circumstances present in the arrangement. All of our leases are classified as operating leases. Operating lease right-of-use assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the leasing arrangement. Operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, in determining the operating lease liabilities, we use an estimate of our incremental borrowing rate based on the information available at commencement. Operating lease right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments less lease incentives. Single lease cost is recognized on a straight-line basis over the lease term.

We do not separate non-lease components from lease components for all classes of underlying assets. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets, and the respective lease cost is recognized in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the term of the lease.

Clinical Accruals

We record accrued liabilities related to products we have received or services that we have incurred, specifically related to ongoing preclinical studies and clinical trials, for which service providers have not yet billed us, or when billing terms under these contracts do not coincide with the timing of when the work is performed, on our consolidated balance sheets. These costs primarily relate to third-party clinical management costs, laboratory and analysis costs, toxicology studies and investigator fees. The assessment of these costs requires judgment based on our knowledge of the research and development programs, services performed for the period, experience with related activities and the expected duration of the third-party service contract, where applicable.

Revenue Recognition

We recognize revenue when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation(s). We only apply the five-step model to contracts when collectability of the consideration to which we are entitled in exchange for the goods or services we transfer to the customer is determined to be probable.

At contract inception, once the contract is determined to be within the scope of Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, or ASC 606, we assess whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. We then allocate the transaction price (the amount of consideration we expect to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognize the associated revenue when (or as) each performance obligation is satisfied. Our estimate of the transaction price for each contract includes all variable consideration to which we expect to be entitled.

Amounts are recorded as accounts receivable when our right to consideration is unconditional. We do not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. We expense incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that we would have recognized is one year or less or the amount is immaterial. As of December 31, 2025 and 2024, we had not capitalized any costs to obtain any of our contracts.

Net Product Revenues

Our net product revenues are recognized, net of variable consideration related to certain allowances and accruals, at the time the customer obtains control of our product. We use the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, or the most likely amount method, which is the single most likely amount in a range of possible considerations, to estimate variable consideration related to our product sales. We use the expected value method to estimate variable consideration for certain rebates, chargebacks, product returns, and other incentives and we use the most likely amount method for certain rebates, trade discounts and allowances.

We record reserves, based on contractual terms, for components related to product sold during the reporting period, as well as our estimate of product that remains in the distribution channel inventory at the end of the reporting period that we expect will be sold to qualified healthcare providers. On a quarterly basis, we update our estimates and record any needed adjustments in the period we identify the adjustments. The following are the components of variable consideration related to product revenues:

Chargebacks: We estimate obligations resulting from contractual commitments with the government and other entities to sell products to qualified healthcare providers at prices lower than the list prices charged to the customer who directly purchases from us. The customer charges us for the difference between what it pays to us for the product and the selling price to the qualified healthcare providers. We estimate chargebacks that we expect to pay and deduct the chargeback amount in full from gross product revenues and accounts receivable at the time we recognize the related revenues.

Rebates: We are subject to discount obligations under government programs, including Medicare and Medicaid in the U.S. and similar programs in certain other countries, including countries in which we are accruing for estimated rebates because final pricing has not yet been negotiated. We are also subject to potential rebates in connection with our value-based agreements with certain commercial payors. We record reserves for rebates in the same period the related product revenue is recognized, resulting in a reduction of product revenues and a current liability that is included in accrued expenses on our consolidated balance sheet. Our estimate for rebates is based on statutory discount rates, expected utilization or an estimated number of patients on treatment, as applicable.

Other incentives and allowances: Other incentives and allowances include trade discounts and allowances, fees, product returns, and co-payment assistance that we provide to patients with commercial insurance that have coverage and reside in states that allow co-payment assistance. We estimate discounts and fees based on contract terms and other relevant factors, and deduct these discounts and fees in full from gross product revenues and accounts receivable at the time we recognize the related revenues. We estimate the amount of product that will be returned based on our sales history for product that is damaged, defective or expired in accordance with the terms of each customer agreement, and we estimate the average co-payment assistance amounts for our products based on expected customer demographics. We record any such amounts within accrued expenses or product accounts receivable on our consolidated balance sheets.

Net Revenues from Collaborations

We earn revenue in connection with collaboration agreements that allow our collaborators to utilize our technology platforms and develop product candidates. Our significant collaboration agreements are detailed in Note 4, Net Revenues from Collaborations. For each collaborator, we discuss our revenue recognition, including our significant performance obligations under each agreement.

At contract inception, we assess whether the collaboration arrangements are within the scope of ASC 606 or ASC Topic 808, *Collaborative Arrangements*, or ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed based on the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine which elements of the arrangement are within the scope of ASC 808 and which elements are within the scope of ASC 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, either by analogy to authoritative accounting literature or by applying a reasonable and rational policy election.

For elements of collaboration arrangements that are accounted for pursuant to ASC 606, we identify the performance obligations and allocate the total consideration we expect to receive on a relative standalone selling price basis to each performance obligation. Variable consideration, such as performance-based milestones, will be included in the total consideration if we expect to receive such consideration and if it is probable that the inclusion of the variable consideration will not result in a significant reversal in the cumulative amount of revenue recognized under the arrangement. Our estimate of the total consideration we expect to receive under each collaboration arrangement is updated for each reporting period, and any adjustments to revenue are recorded on a cumulative catch-up basis. We exclude sales-based royalty and milestone payments from the total consideration we expect to receive until the underlying sales occur because the license to our intellectual property is deemed to be the predominant item to which the royalties or milestones relate as it is the primary driver of value in our collaboration arrangements.

Key assumptions to determine the standalone selling price may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. We recognize revenue associated with each performance obligation as the control over the promised goods or services transfer to our collaborator which occurs either at a point in time or over time. If control transfers over time, revenue is recognized by using a method of measuring progress that best depicts the transfer of goods or services. We evaluate the measure of progress and related inputs each reporting period and any resulting adjustments to revenue are recorded on a cumulative catch-up basis.

Consideration received that does not meet the requirements to satisfy ASC 808 or ASC 606 revenue recognition criteria is recorded as deferred revenue in the accompanying consolidated balance sheets, classified as either short-term (less than 12 months) or long-term (more than 12 months) deferred revenue based on our best estimate of when such revenue will be recognized.

Cost of Goods Sold

Cost of goods sold includes the cost of producing and distributing inventories that are related to product revenues during the respective period (including salaries and related costs, stock-based compensation expenses and benefits for employees involved with production and distribution, supplies, external services, freight and indirect overhead costs), third-party royalties payable on our net product revenues and amortization of intangible assets associated with the sale of our products. Cost of goods sold may also include costs related to excess or obsolete inventory adjustment charges, abnormal costs, unabsorbed manufacturing and overhead costs, and manufacturing variances.

Cost of Collaborations and Royalties

Cost of collaborations and royalties includes costs we incur in connection with providing commercial drug supplies, such as GalNAc material, to collaborators, in addition to royalties we owe to third parties on the net sales of licensed products.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which these temporary differences are expected to be recovered or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Uncertain tax positions, for which management's assessment is that there is a more than 50% probability of sustaining the position upon challenge by a taxing authority based upon its technical merits, are subject to certain recognition and measurement criteria. The nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. We develop our cumulative probability assessment of the measurement of uncertain tax positions using internal experience, judgment and assistance from professional advisors. We re-evaluate these uncertain tax positions on a quarterly basis based on a number of factors including, but not limited to, changes in facts or circumstances, changes in tax law, and effectively settled issues under audit and new audit activity. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Research and Development Expenses

We record research and development expenses as incurred. Included in research and development expenses are salaries and related costs, stock-based compensation expenses, benefits and other operating costs, facilities, supplies, external services, clinical trial and manufacturing costs, certain costs related to our collaboration arrangements, and overhead directly related to our research and development operations, as well as costs to acquire technology licenses.

We have entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments, milestone payments based upon certain specified events being achieved and royalties on product sales. We charge costs to acquire and maintain licensed technology that has not reached technological feasibility and does not have alternative future use to research and development expenses as incurred.

Stock-Based Compensation

We recognize stock-based compensation expense for grants under our stock incentive plans and employee stock purchase plan. We account for all stock-based awards granted to employees at their fair value and recognize compensation expense over each employee's requisite service period, which is generally the vesting period of the award. Determining the amount of stock-based compensation to be recorded requires us to develop estimates of fair values of stock awards as of the grant date. We calculate the grant date fair values of stock options using the Black-Scholes valuation model, which requires us to make assumptions, including but not limited to expected stock price volatility over the term of the awards and the expected term of stock options. The fair value of restricted stock awards granted to employees is based upon the quoted closing market price per share on the date of grant.

We have performance conditions included in certain of our restricted stock awards that are based upon the achievement of pre-specified clinical development, regulatory, commercial and/or financial performance events. As the outcome of each event has inherent risk and uncertainties, and a positive outcome may not be known until the event is achieved, we begin to recognize the grant-date fair value of the performance-based restricted stock awards when we determine the achievement of each performance condition is deemed probable, a determination which requires significant judgment by management. On the date the performance condition is deemed probable, we record a cumulative expense catch-up, with remaining expense amortized over the remaining service period. The number of shares that ultimately vests for certain performance-based restricted stock units may range from 0% to 200% of the target award, depending on the assessed level of achievement of the specified performance conditions. We reassess the probability of achievement at each reporting period and adjust cumulative expense as necessary.

Advertising Expenses

We expense the costs of advertising as incurred. Advertising expenses were $36.0 million, $29.7 million and $12.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Liabilities Related to the Sale of Future Royalties and Development Funding

When we enter into or modify an arrangement with a party to fund our research and development costs, we assess if the arrangement meets all of the characteristics of a derivative or contains an embedded derivative, and if so, whether any of the scope exceptions to derivative accounting are applicable. If the arrangement is not accounted for as a derivative, we assess if successful completion of the research and development is already probable at the time the funding is received, and if so we apply the guidance in ASC Topic 470-10, *Debt - Overall*, or ASC 470-10. If the research and development risk is substantive, such that it is not yet probable development will be successful, we apply the guidance in ASC Topic 730-20, *Research and Development - Research and Development Arrangements*, or ASC 730-20, to evaluate whether the research and development funding is a liability to repay the funding party or an obligation to perform contractual services. If the transfer of financial risk involved with the research and development is substantive and genuine, and we have no explicit or implicit obligation to repay any of the funds, we account for the arrangement as an obligation to perform contractual research and development services. If the transfer of financial risk is not substantive and genuine, we recognize a liability to repay the funding party. Due to the absence of specific guidance with respect to the subsequent accounting for funds recognized as repayment obligations in ASC 730-20, we apply the concepts of ASC 470-10 to account for the liability to repay the funding party when a repayment obligation has been incurred.

We account for the liabilities related to the sale of future royalties and development funding as debt financings. Interest on these liabilities is recognized using the effective interest rate method over the repayment period.

The liabilities related to the sale of future royalties and development funding and the related interest expense are based on our current estimates of future royalties and milestones expected to be paid and received over the life of the arrangement, which we determine by using third-party data to estimate Leqvio's and AMVUTTRA's global net revenues. At each balance sheet date, we assess the expected payments and we account for any change by prospectively adjusting the effective interest rate and related interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and certain changes in stockholders' equity (deficit) that are excluded from net income (loss). Other comprehensive income (loss) includes unrealized holding gains and losses on marketable debt securities classified as available-for-sale, foreign currency translation adjustments (if the functional currency is not the U.S. dollar), and certain changes in the fair value of the plan assets and projected benefit obligations attributed to our defined benefit pension plan.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-09, *Improvements to Income Tax Disclosures*, or ASU 2023-09, which requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. We adopted ASU 2023-09 in the fourth quarter of 2025 and applied it prospectively, as disclosed in Note 14, Income Taxes. The adoption did not have an impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, *Induced Conversions of Convertible Debt Instruments,* or ASU 2024-04, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. We adopted ASU 2024-04 in the third quarter of 2025 and applied it on a retrospective basis as of January 1, 2025. The adoption did not have a material effect on our consolidated financial statements, but we applied the guidance to the repurchase of our 1.00% Convertible Senior Notes due 2027 in the third and fourth quarters of 2025. Please refer to Note 8, Convertible Debt and Other Financing, for further information related to the repurchase.

In September 2025, the FASB issued ASU 2025-07, *Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*, or ASU 2025-07. The guidance refines the scope of ASC Topic 815, *Derivatives and Hedging*, or ASC 815, to clarify which contracts are subject to derivative accounting. The guidance also provides clarification under ASC 606 for share-based payments from a customer in a revenue contract. We adopted the standard in the fourth quarter of 2025 on a modified retrospective basis as of January 1, 2025. As a result of the new derivative scope exception created by the standard, we now account for the previous development derivative liability similar to a debt obligation under the guidance of ASC 470-10. Refer to Note 9, Liabilities Related To The Sale Of Future Royalties And Development Funding, for additional information related to the adoption of this new standard and the related effects to the consolidated financial statements. We elected to adopt the guidance of ASU 2025-07 because we believe the accounting treatment of this guidance better reflects the economics of our existing research and development funding arrangements and provides more decision-useful information when derivative accounting is not applied. The guidance of ASU 2025-07 related to share-based noncash consideration received in exchange for the transfer of goods or services to a customer did not have any impact on our consolidated financial statements upon adoption.

As a result of the adoption, we derecognized the development derivative liability, recognized a liability related to the sale of future royalties and development funding, and recorded a cumulative effect adjustment of $271.5 million as a credit to accumulated deficit as of January 1, 2025.

Supplementary Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited prior quarterly results for the condensed consolidated statements of operations and comprehensive income (loss) reflecting the previously reported quarterly amounts and adjusted amounts after applying the new guidance of ASU 2025-07.

(In thousands, except per share amounts)	Previously Reported Three Months Ended March 31, 2025	Adjusted Three Months Ended March 31, 2025	Previously Reported Six Months Ended June 30, 2025	Adjusted Six Months Ended June 30, 2025	Previously Reported Nine Months Ended September 30, 2025	Adjusted Nine Months Ended September 30, 2025
Interest expense	$ (38,646)	$ (58,309)	$ (78,892)	$ (119,765)	$ (123,290)	$ (187,227)
Other (expense) income, net	(49,700)	9,191	(56,099)	18,051	(130,249)	8,564
Total other expense, net	(59,673)	(20,445)	(78,832)	(45,555)	(207,845)	(132,969)
(Loss) income before income taxes	(41,596)	(2,368)	(76,954)	(43,677)	162,015	236,891
Net (loss) income	(57,479)	(18,251)	(123,756)	(90,479)	127,328	202,204
Net (loss) income per common share - basic	(0.44)	(0.14)	(0.95)	(0.70)	0.98	1.55
Net (loss) income per common share - diluted	(0.44)	(0.14)	(0.95)	(0.70)	0.95	1.51
Comprehensive (loss) income	$ (60,478)	$ (21,250)	$ (119,190)	$ (85,913)	$ 140,071	$ 214,947

Recent Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the guidance for internal-use software costs by increasing the operability of the recognition guidance considering different methods of software development. The standard will be effective for annual reporting periods beginning after December 15, 2027, as well as interim period reporting periods within those annual reporting periods, with early adoption permitted. The standard updates may be applied on a prospective, retrospective, or modified retrospective approach. We are currently evaluating the impact this guidance could have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, or ASU 2024-03, which is intended to improve disclosures by requiring additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. The standard will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard updates may be applied on either a prospective or retrospective basis. We are currently evaluating the disclosure requirements related to ASU 2024-03.

3. NET PRODUCT REVENUES

Net product revenues, classified based on the geographic region in which the product is sold and by franchise ("TTR," which includes AMVUTTRA and ONPATTRO, and "Rare," which includes GIVLAARI and OXLUMO) consisted of the following:

(In thousands)	Years Ended December 31,		
	2025	2024	2023
AMVUTTRA			
United States	$ 1,731,222	$ 630,613	$ 411,169
Europe	405,899	235,441	70,898
Rest of World	176,715	104,396	75,771
Total	2,313,836	970,450	557,838
ONPATTRO			
United States	62,126	74,787	97,739
Europe	79,429	134,197	210,916
Rest of World	31,234	43,873	45,891
Total	172,789	252,857	354,546
Total TTR	2,486,625	1,223,307	912,384
GIVLAARI			
United States	205,715	165,373	141,954
Europe	77,715	65,906	57,498
Rest of World	25,057	24,592	19,799
Total	308,487	255,871	219,251
OXLUMO			
United States	68,467	62,766	38,159
Europe	88,049	80,753	60,025
Rest of World	34,921	23,531	11,655
Total	191,437	167,050	109,839
Total Rare	499,924	422,921	329,090
Total net product revenues	$ 2,986,549	$ 1,646,228	$ 1,241,474

As of December 31, 2025 and 2024, net product revenue-related receivables of $669.5 million and $269.9 million, respectively, were included in accounts receivable, net on our consolidated balance sheets.

The following table summarizes balances and activity in each product revenue allowance and reserve category:

(In thousands)	As of December 31, 2025		
	Chargebacks and Rebates	Other Incentives and Allowances	Total
Beginning balance	$ 350,908	$ 10,908	$ 361,816
Provision related to current period sales	779,332	90,435	869,767
Provision related to prior period sales	(48,816)	—	(48,816)
Credit or payments made during the period for current year sales	(474,781)	(65,454)	(540,235)
Credit or payments made during the period for prior year sales	(206,790)	(10,092)	(216,882)
Total	$ 399,853	$ 25,797	$ 425,650

(In thousands)	Chargebacks and Rebates		Other Incentives and Allowances		Total	
			As of December 31, 2024			
Beginning balance	$	325,672	$	20,269	$	345,941
Provision related to current period sales		382,892		31,204		414,096
Credit or payments made during the period for current year sales		(194,973)		(34,776)		(229,749)
Credit or payments made during the period for prior period sales		(162,683)		(5,789)		(168,472)
Total	$	350,908	$	10,908	$	361,816

4. NET REVENUES FROM COLLABORATIONS

Net revenues from collaborations consisted of the following:

(In thousands)	Years Ended December 31,					
	2025		2024		2023	
Roche	$	394,881	$	119,489	$	337,802
Regeneron Pharmaceuticals		113,957		302,798		100,468
Novartis AG		—		79,759		86,727
Other		44,528		8,175		21,188
Total net revenues from collaborations	$	553,366	$	510,221	$	546,185

The following table presents the balance of our receivables and contract liabilities related to our collaboration agreements:

(In thousands)	As of December 31,			
	2025		2024	
Receivables included in accounts receivable, net	$	48,823	$	102,743
Contract liabilities included in deferred revenue and deferred revenue, net of current	$	4,845	$	55,481

We recognized net revenues from collaborations of $53.8 million and $266.5 million in the years ended December 31, 2025 and 2024, respectively, each of which was included in the contract liability balance at the beginning of the applicable period.

To determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that balance. If additional consideration is received on those contracts in subsequent periods, we assume all revenue recognized in the reporting period first applies to the beginning contract liability as opposed to a portion applying to the new consideration for the period.

Product Collaborations

Roche

On July 21, 2023, or the Effective Date, we entered into a Collaboration and License Agreement, or the Roche Agreement, with F. Hoffmann-La Roche Ltd. and Genentech, Inc., or, collectively, Roche, pursuant to which we and Roche established a worldwide, strategic collaboration for the joint development of zilebesiran. Zilebesiran is our investigational small interfering RNA, or siRNA, therapeutic targeting liver-expressed angiotensinogen, which is currently in Phase 3 clinical development for the treatment of hypertension.

Under the Roche Agreement, we granted to Roche (i) co-exclusive rights to develop zilebesiran worldwide and commercialize zilebesiran in the U.S., referred to as the Co-Commercialization Territory, (ii) exclusive rights to commercialize zilebesiran outside of the U.S., referred to as the Roche Territory, and (iii) non-exclusive rights to manufacture zilebesiran for the development and commercialization of zilebesiran in the Roche Territory.

We lead the global clinical development for zilebesiran. We are responsible for forty percent (40%) and Roche is responsible for the remaining sixty percent (60%) of development costs incurred in the conduct of development activities that support regulatory approval of zilebesiran globally. We and Roche share equally (50/50) all costs incurred in connection with development activities that are conducted to support regulatory approval of zilebesiran solely in the Co-Commercialization Territory if incremental development activities are needed. Roche is solely responsible for all costs incurred in the conduct of development activities that primarily support regulatory approval in the Roche Territory. Upon regulatory approval, Roche has the exclusive right to commercialize zilebesiran in the Roche Territory and will pay us tiered, low double-digit royalties based on net sales of zilebesiran on a country-by-country basis during the applicable royalty term. We and Roche will co-

commercialize zilebesiran in the Co-Commercialization Territory and share equally (50/50) in profits and losses (including commercialization costs).

Roche has the right to terminate the Roche Agreement for any or no reason at all upon prior written notice. In addition, either party may terminate the Roche Agreement for a material breach by, or insolvency of, the other party, subject to a cure period. Unless earlier terminated pursuant to its terms, the Roche Agreement will remain in effect until expiration on a country-by-country basis (a) in the Roche Territory, upon expiration of the applicable royalty term in the applicable country and (b) in the Co-Commercialization Territory, upon expiration of the term of the co-commercialization efforts.

As of the Effective Date, we identified the following promises in the Roche Agreement that were evaluated under the scope of ASC 606: (i) a co-exclusive license to develop zilebesiran worldwide and commercialize zilebesiran within the Co-Commercialization Territory, a non-exclusive license to manufacture zilebesiran in the Roche Territory solely for purposes of developing and commercializing zilebesiran in the Roche Territory, and an exclusive license to commercialize zilebesiran in the Roche Territory, collectively referred to as Roche License Obligation, (ii) development services, including the manufacture of clinical supply, that support regulatory approval of zilebesiran, referred to as the Roche Development Services Obligation, and (iii) a technology transfer of the existing manufacturing process for zilebesiran, referred to as the Roche Technology Transfer Obligation. The three performance obligations under the Roche Agreement are collectively referred to as the Roche Performance Obligations.

We determined that the Roche License Obligation, Roche Development Services Obligation and Roche Technology Transfer Obligation were reflective of a vendor-customer relationship and therefore represented performance obligations within the scope of ASC 606. The Roche License Obligation was considered functional intellectual property and distinct from other promises under the contract as Roche can benefit from the licenses on its own or together with other readily available resources. As the licenses were delivered at the same time, they were considered one performance obligation at contract inception. The Roche Development Services Obligation was considered distinct as Roche could benefit from the development services together with the licenses transferred by us at the inception of the agreement. The development services are not expected to significantly modify or customize the initial intellectual property as zilebesiran was in Phase 2 of clinical development at contract inception. The Roche Technology Transfer Obligation was distinct as Roche can benefit from the manufacturing license transferred by us at the inception of the agreement given the advancements of our RNAi platform and our utilization of third-party contract manufacturing organizations to manufacture zilebesiran. Therefore, each represented a separate performance obligation within the contract with a customer under the scope of ASC 606 at contract inception.

We consider the collaborative activities associated with the co-commercialization of zilebesiran in the U.S. to be a separate unit of account within the scope of ASC 808 as we and Roche are both active participants in the commercialization activities and are exposed to significant risks and rewards that are dependent on the commercial success of the activities in the arrangement.

Based on the standalone selling prices of each performance obligation as of the Effective Date, we allocated the variable consideration related to the estimated reimbursements for the Roche Development Services Obligation and the Roche Technology Transfer Obligation to each performance obligation as the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation. We allocated the fixed upfront consideration entirely to the Roche License Obligation as the value of the fixed consideration together with the expected value of the remaining development and regulatory milestones, sales-based milestones, and royalties, all of which are either currently constrained at inception or subject to the sales- or usage-based royalty exception, approximates the standalone selling price of the Roche License Obligation. This allocation is consistent with the allocation objective of ASC 606 when considering all of the performance obligations and payment terms in the contract.

The Roche License Obligation was satisfied at a point in time upon transfer of the license to Roche. Control of the licenses was transferred on the Effective Date and Roche could begin to use and benefit from the licenses. Because of this, all consideration allocated to the Roche License Obligation, including the upfront payment, milestones and royalties, is recognized when these amounts are no longer considered fully constrained or when the related sales occur for amounts subject to the sales-or-usage based royalty exception of ASC 606. For the Roche Development Services Obligation, we measure proportional performance over time using an input method based on cost incurred relative to the total estimated cost of the obligation, on a quarterly basis, by determining the proportion of effort incurred as a percentage of total effort we expect to expend. This ratio is applied to the transaction price allocated to the obligation. As all costs in the proportional performance model are allowable for reimbursement from Roche, and the assumptions used to determine the total estimated cost of the obligation are consistent with the assumptions used to determine the transaction price allocated to the obligation, the revenue recognized for this obligation will approximate 60% of the actual reimbursable cost incurred. Management has applied significant judgment in the process of developing our estimates. We re-evaluate the transaction price as of the end of each reporting period and as of December 31, 2025, the total transaction price was determined to be $1.74 billion, an increase of $423.6 million from December 31, 2024 attributed to the achievement of a $300.0 million development milestone due to us upon the first patient dosing in the ZENITH Phase 3 trial in September 2025, as well as a higher probability of success associated with initiation of the Phase 3 trial offset by a decrease in the expected costs to perform the development services based on an updated development plan approved by the joint steering committee in September 2025. We recognized $300.0 million in net revenue from collaborations as the development milestone specifically relates to the transfer of the license to Roche which occurred on the Effective Date.

The following table provides a summary of the transaction price allocated to each performance obligation:

(In thousands)	As of December 31, 2025
Roche License Obligation	$ 675,000
Roche Development Services Obligation	1,061,167
Roche Technology Transfer Obligation	2,000
	$ 1,738,167

Net revenues from collaborations recognized under the Roche Agreement consisted of the following:

(In thousands)	Years Ended December 31,		
	2025	2024	2023
Roche License Obligation	$ 300,000	$ 65,000	$ 310,000
Roche Development Services Obligation	89,002	45,756	23,974
Other	5,879	8,733	3,828
Total	$ 394,881	$ 119,489	$ 337,802

As of December 31, 2025, the aggregate amount of the transaction price allocated to the Roche Performance Obligations that was unsatisfied was $904.4 million, which is expected to be recognized through the term of the Roche Agreement based on our input method model as the services are performed. We incurred research and development costs related to our collaboration with Roche of $160.0 million, $92.7 million and $44.6 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Regeneron Pharmaceuticals, Inc.

Overview

In 2019, we entered into a global, strategic collaboration with Regeneron Pharmaceuticals, Inc., or Regeneron, to discover, develop and commercialize RNAi therapeutics for a broad range of diseases by addressing therapeutic targets expressed in the eye and central nervous system, or CNS, in addition to a select number of targets expressed in the liver, which we refer to as the Regeneron Collaboration. The Regeneron Collaboration is governed by a Master Agreement, referred to as the Regeneron Master Agreement. In connection with the Regeneron Master Agreement, we and Regeneron entered into (i) a co-co collaboration agreement covering the continued development of cemdisiran, our C5 siRNA, currently in development for C5 complement-mediated diseases, as a monotherapy, or the C5 Co-Co Collaboration Agreement, and (ii) a license agreement to evaluate anti-C5 antibody-siRNA combinations for C5 complement-mediated diseases including evaluating the combination of Regeneron's pozelimab and cemdisiran, or the C5 License Agreement. The Master Agreement, the C5 Co-Co Collaboration Agreement and the C5 License Agreement were accounted for as a single arrangement because the agreements were negotiated together.

In November 2022, Regeneron exercised its right under the C5 Co-Co Collaboration Agreement to opt out of the further development and commercialization of cemdisiran monotherapy. As a result of Regeneron's decision to opt out, the licenses granted to Regeneron under the C5 Co-Co Collaboration Agreement reverted to us, we had the sole right to continue to develop and commercialize cemdisiran monotherapy, and Regeneron no longer shared in the costs on any monotherapy program. Regeneron remained eligible to receive tiered, double-digit royalties on net sales of cemdisiran as a monotherapy.

In June 2024, we entered into an amended and restated C5 License Agreement, or the Amended C5 License Agreement, which terminated the C5 Co-Co Collaboration Agreement and granted Regeneron a worldwide license to cemdisiran as a monotherapy in addition to the license to cemdisiran in combination with anti-C5 antibodies. Through the Amended C5 License Agreement, Regeneron is now solely responsible for development, manufacturing and commercialization of cemdisiran as a monotherapy and in combination with anti-C5 antibodies. As part of the Amended C5 License Agreement, we provided manufacturing technology transfer services for cemdisiran to Regeneron. Regeneron provided us with an upfront payment of $10.0 million, and we will receive certain milestone payments upon receipt of regulatory approval for cemdisiran as a monotherapy, and tiered double-digit royalties on net sales. The Amended C5 License Agreement did not change our rights to receive low double-digit royalties and commercial milestones of up to $325.0 million on any potential product sales if cemdisiran is used as part of a combination product.

Under the terms of the Regeneron Collaboration, we continue to work exclusively with Regeneron to discover RNAi therapeutics for eye and CNS diseases for an initial research period, which we refer to as the Initial Research Term. The Regeneron Collaboration also covers a select number of RNAi therapeutic programs designed to target genes expressed in the liver. The Initial Research Term will expire in May 2026. As a result, we and Regeneron will not nominate additional targets to be added to our collaboration.

Regeneron leads development and commercialization for all programs targeting eye diseases (subject to limited exceptions), entitling us to certain potential milestone and royalty payments pursuant to the terms of a license agreement, the form of which has been agreed upon by the parties. We and Regeneron are alternating leadership on CNS and liver programs, with the lead party retaining global development and commercial responsibility. For such CNS and liver programs, both we and Regeneron have the option at lead candidate selection to enter into a co-co collaboration agreement, the form of which has been agreed upon by the parties, whereby both companies will share equally all costs of, and profits from, all development and commercialization activities under the program. If the non-lead party elects to not enter into a co-co collaboration agreement with respect to a given CNS or liver program, we and Regeneron will enter into a license agreement with respect to such program and the lead party will be the "Licensee" for the purposes of the license agreement. If the lead party for a CNS or liver program elects to not enter into the co-co collaboration agreement, then we and Regeneron will enter into a license agreement with respect to such program and leadership of the program will transfer to the other party and the former non-lead party will be the "Licensee" for the purposes of the license agreement.

In connection with the Regeneron Master Agreement, we remain eligible to receive an additional $100.0 million milestone payment upon achievement of certain criteria during early clinical development for an eye program. We and Regeneron are continuing to advance programs nominated during the Initial Research Term. For each of these programs, Regeneron will provide us with $2.5 million in funding at program initiation and an additional $2.5 million at lead candidate identification.

For any license agreement subsequently entered into, the licensee will generally be responsible for its own costs and expenses incurred in connection with the development and commercialization of the collaboration products. The licensee will pay to the licensor certain development and/or commercialization milestone payments totaling up to $150.0 million for each collaboration product. In addition, following the first commercial sale of the applicable collaboration product under a license agreement, the licensee is required to make certain tiered royalty payments, ranging from low double-digits up to 20%, to the licensor based on the aggregate annual net sales of the collaboration product, subject to customary reductions.

For any co-co collaboration agreement subsequently entered into, we and Regeneron will share equally all costs of, and profits from, development and commercialization activities. Reimbursement of our share of costs will be recognized as a reduction to research and development expense in the consolidated statements of operations and comprehensive income (loss). In the event that a party exercises its opt-out right, the lead party will be responsible for all costs and expenses incurred in connection with the development and commercialization of the collaboration products under the applicable co-co collaboration agreement, subject to continued sharing of costs through defined points. If a party exercises its opt-out right, following the first commercial sale of the applicable collaboration product under a co-co collaboration agreement, the lead party is required to make certain tiered royalty payments, ranging from low double-digits up to 20%, to the other party based on the aggregate annual net sales of the collaboration product and the timing of the exercise of the opt-out right, subject to customary reductions and a reduction for opt-out transition costs.

Contract Modification

In June 2024, we determined the Amended C5 License Agreement does not meet the requirements to account for the contract modification as a separate contract under ASC 606 because the consideration exchanged for the additional distinct goods and services does not reflect the standalone selling price. Therefore, we have accounted for the Amended C5 License Agreement and Regeneron Master Agreement as a single combined contract. The modification date was determined to be the June 2024 effective date of the Amended C5 License Agreement.

Our performance obligations subsequent to the contract modification included: (i) a research license and research services, collectively referred to as the Research Services Obligation; (ii) a worldwide license to cemdisiran for combination therapies, and manufacturing and development service obligations, collectively referred to as the C5 License Obligation; (iii) a worldwide license to cemdisiran for monotherapies, referred to as the C5 Monotherapy Obligation; and (iv) a technology transfer of the existing manufacturing process for cemdisiran, referred to as the Regeneron Technology Transfer Obligation.

The Amended C5 License Agreement did not change the Research Services Obligation or the C5 License Obligation, which were both performance obligations at the inception of our global, strategic collaboration with Regeneron prior to the contract modification. The Amended C5 License Agreement resulted in two additional performance obligations, which were the C5 Monotherapy Obligation and the Regeneron Technology Transfer Obligation. The C5 Monotherapy Obligation was considered functional intellectual property and distinct from other promises as Regeneron can benefit from the cemdisiran monotherapy license on its own or together with other readily available resources and the license is separately identifiable from the other promises in the contract. The Regeneron Technology Transfer Obligation was distinct as Regeneron can benefit from the cemdisiran monotherapy license transferred by us without the technology transfer given cemdisiran was in an advanced stage of clinical development and our utilization of third-party contract manufacturing organizations to manufacture cemdisiran. Therefore, the C5 Monotherapy Obligation and the Regeneron Technology Transfer Obligation each represented a separate performance obligation.

The initial transaction price of $191.5 million allocated to the C5 Monotherapy Obligation was recognized immediately as this obligation was satisfied at a point in time upon transfer of the license to Regeneron. Control of the license was transferred in June 2024 as Regeneron could begin to use and benefit from the license on its own or together with other readily available resources to generate economic benefit from the license. The remaining variable consideration allocated to the C5 Monotherapy Obligation, including milestones and royalties, will be recognized immediately when these amounts are no longer considered fully constrained or when the related sales occur for amounts subject to the sales-or-usage based royalty exception of ASC 606. In the three months ended March 31, 2025, we completed our obligations related to the C5 License Obligation and the Regeneron Technology Transfer Obligation.

We continue to perform work in satisfaction of the remaining unsatisfied performance obligation, the Research Services Obligation. For this performance obligation, we measure proportional performance over time using an input method based on cost incurred relative to the total estimated costs for each of the identified obligations by determining the proportion of effort incurred as a percentage of total effort we expect to expend. This ratio is applied to the transaction price allocated to the obligation. Management has applied significant judgment in the process of developing our estimates. Any changes to these estimates will be recognized in the period in which they change as a cumulative catch-up. We re-evaluate the transaction price as of the end of each reporting period and as of December 31, 2025, the total transaction price was determined to be $100.5 million related to this obligation. As of December 31, 2025, the aggregate amount of the transaction price that was unsatisfied was $34.1 million, which is expected to be recognized through the term of the Regeneron Collaboration based on our input method model as the services are performed.

Net revenues from collaborations recognized under the Regeneron Collaboration consisted of the following:

(In thousands)	Years Ended December 31,					
		2025		2024		2023
Research Services Obligation	$	39,519	$	39,097	$	80,200
C5 License Obligation		21,635		38,341		(15,100)
C5 Monotherapy Obligation		—		191,520		—
C5 Co-Co Obligation		—		700		7,400
Regeneron Technology Transfer Obligation		2,431		—		—
Other license programs		50,372		33,140		27,968
Total	$	113,957	$	302,798	$	100,468

Revenue recognized for the "Other license programs" relates to eight separate programs subject to individual agreements with Regeneron.

Deferred revenue is classified as either current or noncurrent in the consolidated balance sheets based on the period the revenue is expected to be recognized. The composition of current deferred revenue related to the Regeneron Collaboration was as follows:

(In thousands)	As of December 31,			
		2025		2024
Research Services Obligation	$	4,845	$	41,156
C5 License Obligation		—		12,018
Regeneron Technology Transfer Obligation		—		2,307
Total	$	4,845	$	55,481

We incurred research and development costs related to the Regeneron Collaboration of $62.0 million, $71.7 million and $77.4 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Novartis AG

In February 2013, we entered into a license and collaboration agreement with The Medicines Company, or MDCO, pursuant to which we granted to MDCO an exclusive, worldwide license to develop, manufacture and commercialize RNAi therapeutics targeting proprotein convertase subtilisin/kexin type 9 for the treatment of hypercholesterolemia and other human diseases, including inclisiran. We refer to this agreement, as amended through the date hereof, as the MDCO License

Agreement. In 2020, Novartis AG, or Novartis, completed its acquisition of MDCO and assumed all of MDCO's rights and obligations under the MDCO License Agreement.

We are entitled to royalties ranging from 10% up to 20% based on annual worldwide net sales of licensed products by Novartis, its affiliates and sublicensees, subject to reduction under specified circumstances.

Vir Biotechnology, Inc.

In March 2025, we and Vir Biotechnology, Inc., or Vir, entered into an amended and restated collaboration and license agreement, or the Amended Vir Agreement, relating to elebsiran (formerly ALN-HBV02 (VIR-2218)). Vir remains solely responsible for development, manufacturing and commercialization of elebsiran. In connection with execution of the Amended Vir Agreement, Vir made a $30.0 million payment, and we remain entitled to receive milestone payments upon the achievement of specified regulatory and commercial milestones, and royalties on the net sales of elebsiran ranging from low-to-mid teen percentages. Because the license rights have already been delivered and we have no other remaining performance obligations under the Amended Vir Agreement, the $30.0 million payment was recognized within net revenues from collaborations during the year ended December 31, 2025.

Other

In addition to the collaboration agreements discussed above, we have various other collaboration agreements that are not individually significant to our operating results or financial condition at this time. Pursuant to the terms of those agreements, we may be required to pay, or we may receive, additional amounts contingent upon the occurrence of various future events (e.g., upon the achievement of various development and commercial milestones) which in the aggregate could be significant. We may also incur, or be reimbursed for, significant research and development costs. In addition, if any products related to these collaborations are approved for sale, we may be required to pay, or we may receive, royalties on future sales. The payment or receipt of these amounts, however, is contingent upon the occurrence of various future events. Due to the uncertainty of pharmaceutical development and the high historical failure rates generally associated with drug development and commercialization, it is possible we may not receive any such payments under all of our existing collaboration and license agreements, including the agreements described within this note.

5. FAIR VALUE MEASUREMENTS

The following tables present information about our financial assets and liabilities that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value:

(In thousands)	As of December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Cash equivalents:				
Money market funds	$ 140,445	$ 140,445	$ —	$ —
U.S. treasury securities	18,952	—	18,952	—
U.S. government-sponsored enterprise securities	2,690	—	2,690	—
Commercial paper	1,995	—	1,995	—
Marketable debt securities:				
U.S. treasury securities	653,341	—	653,341	—
Corporate notes	333,241	—	333,241	—
U.S. government-sponsored enterprise securities	252,634	—	252,634	—
Commercial paper	7,017	—	7,017	—
Municipal securities	5,001	—	5,001	—
Restricted cash (money market funds)	917	917	—	—
Total financial assets	$ 1,416,233	$ 141,362	$ 1,274,871	$ —

(In thousands)	As of December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Cash equivalents:				
Money market funds	$ 190,779	$ 190,779	$ —	$ —
U.S. treasury securities	36,428	—	36,428	—
Commercial paper	22,709	—	22,709	—
U.S. government-sponsored enterprise securities	9,952	—	9,952	—
Marketable debt securities:				
U.S. treasury securities	921,627	—	921,627	—
U.S. government-sponsored enterprise securities	396,143	—	396,143	—
Corporate notes	361,739	—	361,739	—
Commercial paper	35,408	—	35,408	—
Municipal securities	5,003	—	5,003	—
Marketable equity securities	8,156	8,156	—	—
Restricted cash (money market funds)	910	910	—	—
Total financial assets	$ 1,988,854	$ 199,845	$ 1,789,009	$ —
Financial liabilities				
Development derivative liability	$ 486,919	$ —	$ —	$ 486,919

For the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 financial assets or liabilities. The carrying amounts reflected on our consolidated balance sheets for cash, accounts receivable, net, other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

6. MARKETABLE DEBT SECURITIES

The following tables summarize our marketable debt securities:

	As of December 31, 2025			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 670,566	$ 1,736	$ (9)	$ 672,293
Corporate notes	332,104	1,152	(15)	333,241
U.S. government-sponsored enterprise securities	254,829	559	(64)	255,324
Commercial paper	9,012	—	—	9,012
Municipal securities	5,000	1	—	5,001
Total	$ 1,271,511	$ 3,448	$ (88)	$ 1,274,871

	As of December 31, 2024			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 957,145	$ 1,377	$ (467)	$ 958,055
U.S. government-sponsored enterprise securities	405,890	575	(370)	406,095
Corporate notes	361,311	769	(341)	361,739
Commercial paper	58,117	—	—	58,117
Municipal securities	5,002	1	—	5,003
Total	$ 1,787,465	$ 2,722	$ (1,178)	$ 1,789,009

The following table summarizes classification of our marketable debt securities in the consolidated balance sheets:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Cash and cash equivalents	$ 23,637	$ 69,089
Marketable debt securities	1,251,234	1,719,920
Total	$ 1,274,871	$ 1,789,009

7. OTHER BALANCE SHEET DETAILS

Inventory

The components of inventory are summarized as follows:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Raw materials	$ 14,184	$ 23,965
Work in process	65,122	64,978
Finished goods	32,338	26,433
Total inventory	$ 111,644	$ 115,376

As of December 31, 2025 and 2024, we had $28.9 million and $36.9 million, respectively, of long-term inventory included within other assets in our consolidated balance sheets as we anticipate it being consumed beyond our normal operating cycle.

Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

(In thousands)	As of December 31, 2025	As of December 31, 2024
Buildings	$ 297,618	$ 294,508
Leasehold improvements	241,077	236,686
Laboratory equipment	140,943	121,957
Manufacturing equipment	48,935	49,062
Computer equipment and software	45,270	42,534
Furniture and fixtures	11,970	11,647
Land	9,080	9,080
Construction in progress	40,954	7,674
	835,847	773,148
Less: accumulated depreciation	(322,700)	(270,364)
Total property, plant and equipment, net	$ 513,147	$ 502,784

Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,	
(In thousands)	2025	2024
Product rebates and discounts	$ 400,147	$ 361,816
Compensation and related	257,197	214,399
Preclinical, clinical trial and manufacturing	104,097	75,815
Licensing and collaboration agreements	258,856	92,313
Consulting and professional services	34,328	19,974
Other	25,572	29,375
Total accrued expenses	$ 1,080,197	$ 793,692

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within our consolidated balance sheets to the totals of these amounts shown in the consolidated statements of cash flows:

	As of December 31,		
(In thousands)	2025	2024	2023
Cash and cash equivalents	$ 1,657,250	$ 966,428	$ 812,688
Total restricted cash included in other assets	1,557	2,224	2,196
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$ 1,658,807	$ 968,652	$ 814,884

Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated other comprehensive loss, by component:

(In thousands)	Loss on Investment in Joint Venture	Defined Benefit Pension Plans, Net of Tax	Unrealized Gains (Losses) from Debt Securities	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance as of December 31, 2023	$ (32,792)	$ (2,753)	$ 1,548	$ 10,622	$ (23,375)
Other comprehensive (loss) income before reclassifications	—	(1,613)	3	(9,643)	(11,253)
Amounts reclassified from other comprehensive (loss) income	—	117	(7)	—	110
Net other comprehensive loss	—	(1,496)	(4)	(9,643)	(11,143)
Balance as of December 31, 2024	(32,792)	(4,249)	1,544	979	(34,518)
Other comprehensive income before reclassifications	—	531	3,353	11,624	15,508
Amounts reclassified from other comprehensive income	—	450	(1,537)	—	(1,087)
Net other comprehensive income	—	981	1,816	11,624	14,421
Balance as of December 31, 2025	$ (32,792)	$ (3,268)	$ 3,360	$ 12,603	$ (20,097)

Amounts reclassified out of accumulated other comprehensive loss relate to settlements of marketable debt securities and amortization of our pension obligation which are recorded as other income (expense), net in the consolidated statements of operations and comprehensive income (loss).

8. CONVERTIBLE DEBT AND OTHER FINANCING

Convertible Senior Notes Due 2028

On September 8, 2025, we commenced a private offering of $575.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028, or the Initial 2028 Notes. On September 10, 2025, the initial purchasers in such offering exercised their option to purchase an additional $86.3 million in aggregate principal amount of our 0.00% Convertible Senior Notes due 2028, or the Additional 2028 Notes, and together with the Initial 2028 Notes referred to as the 2028 Notes, bringing the total aggregate principal amount of the 2028 Notes issued and outstanding to $661.3 million. The 2028 Notes are our senior unsecured obligations. The 2028 Notes were issued pursuant to an indenture, dated September 12, 2025, or the 2025 Indenture, between us and The Bank of New York Mellon, as trustee. The 2025 Indenture includes customary covenants and sets forth certain events of default after which the 2028 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2028 Notes become automatically due and payable. The 2028 Notes will mature on September 15, 2028, unless earlier converted, redeemed or repurchased. The 2028 Notes will not bear regular interest.

Before June 15, 2028, noteholders will have the right to convert their 2028 Notes in certain circumstances and during specified periods: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2025 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the 2028 Notes for each trading day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such trading day; (3) if we call any or all of the 2028 Notes for redemption; or (4) upon the occurrence of specified corporate events. From and after June 15, 2028, the 2028 Notes will be convertible at the option of the noteholders at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date.

We will settle any conversions of the 2028 Notes by paying or delivering, as applicable, cash, shares of our common stock, or a combination of cash and shares of common stock, at our election. The conversion rate for the 2028 Notes will initially be 1.4923 shares of common stock per $1,000 principal amount of 2028 Notes, which is equivalent to an initial conversion price of approximately $670.11 per share of common stock. The initial conversion price represents a premium of approximately 40% above the U.S. composite volume weighted average price of our common stock from 12:30 p.m. through 4:00 p.m. Eastern Daylight Time on September 9, 2025, which was $478.63 per share. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture.

We may not redeem the 2028 Notes prior to September 20, 2027. We may redeem for cash all or any portion of the 2028 Notes (subject to certain limitations), at our option, on or after September 20, 2027 and on or prior to the 21st scheduled trading day immediately preceding the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus any accrued and unpaid special interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes, which means that we are not required to redeem or retire the 2028 Notes periodically.

If we undergo a fundamental change, which includes certain change of control events or a termination of trading of our common stock, then subject to certain conditions, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased plus accrued and unpaid special interest. In addition, if specific corporate events occur prior to the maturity date or if we issue a notice of redemption, we will increase the conversion rate by pre-defined amounts for holders who elect to convert their notes in connection with such corporate event. The conditions allowing holders of the 2028 Notes to convert were not met as of December 31, 2025.

The 2028 Notes were issued at par. As of December 31, 2025, the 2028 Notes were classified as a long-term liability on the consolidated balance sheet and had a carrying value of $647.2 million, representing the outstanding principal amount, net of unamortized issuance costs of $14.0 million. The issuance costs are amortized to interest expense over the contractual term of the 2028 Notes. As of December 31, 2025, the estimated fair value of the 2028 Notes was approximately $637.0 million, which was determined based on the last actively traded price per $100 of the 2028 Notes (Level 2) on that day. As of December 31, 2025, the effective interest rate of the 2028 Notes is 1%.

We used the net proceeds from the issuance of the 2028 Notes to pay the cost of the 2025 Capped Call Transactions, and the remainder of the net proceeds, together with cash on hand, to repay $637.8 million aggregate principal amount of the 2027 Notes, as further discussed below.

2025 Capped Call Transactions

In September 2025, in connection with the pricing of the 2028 Notes, we entered into privately negotiated capped call transactions, or 2025 Capped Call Transactions. The 2025 Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of common stock that underlie the 2028 Notes. The initial cap price of the 2025 Capped Call Transactions is $837.61 per share, and is subject to certain adjustments under the terms of the 2025 Capped Call Transactions.

The 2025 Capped Call Transactions are not part of the terms of the 2028 Notes and are accounted for as separate transactions. As these transactions are indexed to our own stock and are considered equity classified, they are recorded in stockholders' equity and are not accounted for as derivatives. The cost incurred in connection with the 2025 Capped Call Transactions of $35.3 million was recorded as a reduction to additional paid-in capital on our consolidated balance sheet and the fair value of the capped call instrument is not remeasured each reporting period.

Convertible Senior Notes Due 2027

On September 12, 2022, we commenced a private offering of $900.0 million in aggregate principal amount of 1.00% Convertible Senior Notes due 2027, or the Initial 2027 Notes. On September 13, 2022, the initial purchasers in such offering exercised their option to purchase an additional $135.0 million in aggregate principal amount of our 1.00% Convertible Senior Notes due 2027, or the Additional 2027 Notes, and together with the Initial 2027 Notes collectively referred to as the 2027 Notes, bringing the total aggregate principal amount of the 2027 Notes issued and outstanding to $1.04 billion. The 2027 Notes were issued pursuant to an indenture, dated September 15, 2022, or the 2022 Indenture. The 2022 Indenture includes customary covenants and sets forth certain events of default after which the 2027 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2027 Notes become automatically due and payable. The 2027 Notes were issued at par.

The 2027 Notes will mature on September 15, 2027, unless earlier converted, redeemed or repurchased. The 2027 Notes bear interest at a rate of 1.00% per year payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2023. The 2027 Notes are convertible at the option of the noteholder on or after June 15, 2027. Prior to June 15, 2027, the 2027 Notes are convertible only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2022 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the 2027 Notes for each trading day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate of the 2027 Notes on such trading day; (3) if we call any or all of the 2027 Notes for redemption; or (4) upon the occurrence of specific corporate events as set forth in the 2022 Indenture governing the 2027 Notes.

We will settle any conversions of the 2027 Notes by paying or delivering, as applicable, cash, shares of our common stock, or a combination of cash and shares of common stock, at our election. The initial conversion rate for the 2027 Notes is 3.4941 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $286.20 per share of common stock, which represents a premium of approximately 35% over the last reported sale price of common stock of $212.00 per share on September 12, 2022. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the 2022 Indenture. The condition allowing holders of the 2027 Notes to convert was met in the fourth quarter of 2025 due to our common stock trading for at least 20 days during a period of 30 consecutive trading days ending on, and including, the last trading day of the quarter above 130% of the conversion price, and the 2027 Notes are convertible at the option of the holders in the first quarter of 2026.

We are able to redeem the 2027 Notes after September 20, 2025. We may redeem for cash equal to 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest of all or any portion of the 2027 Notes, at our option, on or after September 20, 2025, if the last reported sales price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period. As of December 31, 2025, we have not redeemed any of the 2027 Notes under this option.

No sinking fund is provided for the 2027 Notes and therefore we are not required to redeem or retire the 2027 Notes periodically. If we undergo a fundamental change, which includes certain change of control events or a termination of trading of our common stock, then subject to certain conditions, holders may require us to repurchase for cash all or any portion of their 2027 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2027 Notes to be repurchased plus accrued and unpaid interest. In addition, if specific corporate events occur prior to the maturity date or if we issue a notice of redemption, we will increase the conversion rate by pre-defined amounts for holders who elect to convert their notes in connection with such corporate event.

In September 2025, concurrently with the pricing of the 2028 Notes, we entered into privately negotiated transactions with certain holders of the 2027 Notes to repurchase for cash $637.8 million aggregate principal amount of the outstanding 2027 Notes for a total repurchase cost (including accrued and unpaid interest of $3.1 million) of approximately $1.11 billion. The repurchase was accounted for as an induced conversion in accordance with ASU 2024-04. We recorded an inducement expense of $39.1 million within loss related to convertible debt in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025 and a charge to additional paid-in capital of $430.4 million within stockholders' equity.

In December 2025, we entered into privately negotiated transactions with certain holders of the 2027 Notes to repurchase for cash $34.4 million aggregate principal amount of the outstanding 2027 Notes for a total repurchase cost (including accrued and unpaid interest of $0.1 million) of approximately $52.3 million. The repurchase was accounted for as an induced conversion in accordance with ASU 2024-04. We recorded an inducement expense of $3.3 million within loss related to convertible debt in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2025 and a charge to additional paid-in capital of $14.8 million within stockholders' equity.

As of December 31, 2025, we had $362.8 million aggregate principal amount of the 2027 Notes outstanding. As of December 31, 2025 and 2024, the 2027 Notes were classified as a long-term liability on the consolidated balance sheets and had a carrying value of $360.5 million and $1.02 billion, respectively, representing outstanding principal amount net of unamortized issuance costs of $2.3 million and $10.4 million, respectively. The issuance costs are amortized to interest expense over the contractual term of the 2027 Notes. As of December 31, 2025 and 2024, the estimated fair value of the 2027 Notes was approximately $534.1 million and $1.11 billion, respectively, which was determined based on the last actively traded price per $100 of the 2027 Notes (Level 2) on the respective dates. As of December 31, 2025 and 2024, the effective interest rate of the 2027 Notes is 1%.

2022 Capped Call Transactions

In 2022, in connection with the pricing of the 2027 Notes, we entered into privately negotiated capped call transactions, or 2022 Capped Call Transactions. The 2022 Capped Call Transactions initially cover, subject to customary anti-dilution adjustments, the number of shares of common stock that underlie the 2027 Notes. The cap price of the 2022 Capped Call Transactions is initially $424.00 per share, which represents a premium of 100% over the last reported sale price of common stock of $212.00 per share on September 12, 2022, and is subject to certain adjustments under the terms of the 2022 Capped Call Transactions. As of December 31, 2025, the 2022 Capped Call Transactions remained outstanding. Because these transactions are indexed to our own stock and are considered equity classified, they were recorded in stockholders' equity and are not accounted for as derivatives. The cost incurred to purchase the 2022 Capped Calls was recorded as a reduction to additional paid-in capital on our consolidated balance sheets and the fair value of the capped call instrument is not remeasured each reporting period.

Revolving Credit Agreement

On September 30, 2025, we entered into the Revolving Credit Agreement, which provides for a $500.0 million revolving line of credit, including a $150.0 million sublimit for issuance of letters of credit. The Revolving Credit Agreement matures in September 2030, subject to earlier springing maturity under certain circumstances.

Borrowings, if any, will bear interest, at our option, at a base rate plus an applicable margin ranging from 0.50% to 1.50% based upon the total leverage ratio or a term Secured Overnight Financing Rate (or an alternative currency term rate) plus an applicable margin ranging from 1.50% to 2.50% based upon the total leverage ratio. We are required to pay, on a quarterly basis, a commitment fee ranging between 0.20% to 0.35% (depending on our total leverage ratio) of unused available commitments under the Revolving Credit Agreement. We are also obligated to pay the administrative agent fees customary for revolving credit facilities of this size and type.

The Revolving Credit Agreement contains customary affirmative and negative covenants and conditions to borrowing, as well as customary events of default. In addition, the Revolving Credit Agreement contains financial covenants that require us to maintain a total leverage ratio less than or equal to 3.75:1.00 and an interest coverage ratio greater than or equal to 3.00:1.00, each tested at the end of each fiscal quarter. As of December 31, 2025, we were in compliance with the financial covenants.

As of December 31, 2025, we had no borrowings and $17.5 million of letters of credit outstanding under the Revolving Credit Agreement.

9. LIABILITIES RELATED TO THE SALE OF FUTURE ROYALTIES AND DEVELOPMENT FUNDING

Development Funding Liabilities

In August 2020, we entered into a co-development agreement, referred to as the Development Funding Agreement, with BXLS V Bodyguard – PCP L.P. and BXLS Family Investment Partnership V – ESC L.P., collectively referred to as Blackstone Life Sciences, pursuant to which Blackstone Life Sciences will provide up to $150.0 million in funding for the clinical development of vutrisiran and zilebesiran, two of our cardiometabolic programs. As of December 31, 2025, Blackstone Life Sciences has provided $70.0 million to fund vutrisiran development costs related to the HELIOS-B Phase 3 clinical trial and $26.0 million to fund Phase 2 clinical trials of zilebesiran. Additionally, Blackstone Life Sciences is obligated to fund $18.0 million for the Phase 3 clinical trial of zilebesiran following a development milestone triggered in September 2025, of which $6.0 million has been provided as of December 31, 2025. The amount of funding ultimately provided by Blackstone Life Sciences for the Phase 3 clinical trial of zilebesiran is dependent on us achieving the remaining specified development milestones. As agreed between Blackstone Life Sciences and the Company, we retain sole responsibility for the development and commercialization of both vutrisiran and zilebesiran.

As consideration for Blackstone Life Sciences' funding for vutrisiran clinical development costs, we agreed to pay Blackstone Life Sciences $175.0 million triggered upon obtaining regulatory approval of vutrisiran for ATTR amyloidosis with cardiomyopathy, or ATTR-CM, and a 1% royalty on net sales of vutrisiran for a 10-year term beginning upon the first commercial sale following regulatory approval of vutrisiran for ATTR-CM. In March 2025, we obtained a regulatory approval from the FDA for vutrisiran for ATTR-CM, triggering the $175.0 million payable to Blackstone Life Sciences in eight equal quarterly payments over two years.

In September 2023, we announced positive topline results from the KARDIA-1 Phase 2 clinical trial of zilebesiran, triggering the achievement of the development milestone of $84.5 million payable to Blackstone Life Sciences in 16 equal quarterly payments over four years, as consideration for Blackstone Life Sciences' funding for Phase 2 clinical development costs of zilebesiran. As consideration for funding for Phase 3 clinical development costs of zilebesiran, we agreed to pay Blackstone Life Sciences $243.0 million in 16 equal quarterly payments over four years triggered upon regulatory approval of zilebesiran in specified countries, unless it is later withdrawn from the market following a mandatory recall.

Our payment obligations under the Development Funding Agreement are secured, subject to certain exceptions, by security interests in intellectual property owned by us relating to vutrisiran and zilebesiran, as well as in our bank account in which the funding deposits will be made.

We and Blackstone Life Sciences each have the right to terminate the Development Funding Agreement in its entirety in the event of the other party's bankruptcy or similar proceedings. We and Blackstone Life Sciences may each terminate the Development Funding Agreement in its entirety or with respect to either product in the event of an uncured material breach by the other party, or with respect to a product for certain patient health and safety reasons, or if regulatory approval in specified major market countries is not obtained for the product following the completion of clinical trials for the product. In addition, Blackstone Life Sciences has the right to terminate the Development Funding Agreement in its entirety upon the occurrence of certain events affecting our ability to make payments under the agreement or to develop or commercialize the products, or upon a change of control of us. Blackstone Life Sciences may also terminate the Development Funding Agreement with respect to a product if the joint steering committee elects to terminate the development program for that product in its entirety, if certain clinical endpoints are not achieved for that product or, with respect to vutrisiran only, if our right to develop or commercialize vutrisiran is enjoined in a specified major market as a result of an alleged patent infringement. In certain termination circumstances, we will be obligated to pay Blackstone Life Sciences an amount that is equal to, or a multiplier of, the development funding received from Blackstone Life Sciences, and we may remain obligated under certain circumstances to make the payments to Blackstone Life Sciences described above should we obtain regulatory approval for zilebesiran following termination.

We previously accounted for the Development Funding Agreement under ASC 815 as a derivative liability measured at fair value because it did not meet any of the derivative scope exceptions. In the fourth quarter of 2025, we adopted ASU 2025-07 on a modified retrospective basis as of January 1, 2025, which codified a new scope exception to the guidance of ASC 815. Refer to Note 2, Summary of Significant Accounting Policies, for further information related to the impact of adoption. We determined the underlyings in the Development Funding Agreement now qualify for this new scope exception and, as a result, are no longer accounted for under ASC 815. Beginning on the date of adoption of ASU 2025-07, or January 1, 2025, we record the proceeds received from Blackstone Life Sciences as debt obligations, net of closing costs, on our consolidated balance sheet due to our continuing involvement and obligation to repay Blackstone Life Sciences. We recognized $271.5 million as a cumulative effect adjustment to accumulated deficit as of January 1, 2025 as a result of the removal of the development derivative liability and establishment of new debt obligations.

The debt obligations to repay Blackstone Life Sciences for the vutrisiran and zilebesiran funding are accreted from the initial carrying amount to the total payment amount using the effective interest rate method over the life of the Development

Funding Agreement. The effective interest rate is determined based on the proceeds received and projections of the amounts and timing of the future cash flows. The accretion is recorded as interest expense in the consolidated statement of operations and comprehensive income (loss). We recognize the proceeds received and the principal portion of payments made to Blackstone Life Sciences as financing activities within the consolidated statement of cash flows. As of December 31, 2025, our estimate of total interest expense resulted in an effective annual interest rate of 46% related to vutrisiran and 32% related to zilebesiran.

As payments are made to Blackstone Life Sciences, the balance of the liabilities is effectively repaid over the life of the Development Funding Agreement. The exact timing and amount of repayment is likely to change each reporting period. A significant increase or decrease in vutrisiran global net product revenues will materially impact the liability related to the vutrisiran payments and interest expense recognized. At each balance sheet date, we assess the expected payments to Blackstone Life Sciences and we prospectively adjust the amortization of the liabilities and the related interest expense.

The following table shows the activity with respect to the vutrisiran development funding liability, in thousands:

Carrying value as of January 1, 2025	$	190,123
Interest expense		81,737
Amount paid		(77,707)
Carrying value as of December 31, 2025	$	194,153

As of December 31, 2025, we recorded $94.5 million within liabilities related to the sale of future royalties and development funding and $99.7 million within liabilities related to the sale of future royalties and development funding, net of current portion on our consolidated balance sheet related to the vutrisiran development funding liability.

The following table shows the activity with respect to the zilebesiran development funding liability, in thousands:

Carrying value as of January 1, 2025	$	25,319
Interest expense		6,853
Amount paid		(21,125)
Amount received		6,000
Carrying value as of December 31, 2025	$	17,047

As of December 31, 2025, we recorded $6.8 million within liabilities related to the sale of future royalties and development funding and $10.3 million within liabilities related to the sale of future royalties and development funding, net of current portion on our consolidated balance sheet related to the zilebesiran development funding liability.

The fair values of the vutrisiran and zilebesiran development funding liabilities were $541.3 million and $116.2 million, respectively, as of December 31, 2025, based on our current estimates of future payments over the life of the arrangements and an estimated market participant weighted average cost of capital, which are considered Level 3 inputs.

As of December 31, 2024, the zilebesiran and vutrisiran funding obligations were accounted for as a derivative liability. We recorded $93.8 million within development derivative liability and $393.1 million within development derivative liability, net of current portion on our consolidated balance sheet. The change in fair value due to the remeasurement of the development derivative liability was recorded within other income (expense), net on our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2024 and 2023.

As of December 31, 2024, the development derivative liability was classified as a Level 3 financial liability in the fair value hierarchy. The valuation method incorporated certain unobservable Level 3 key inputs including (i) the probability and timing of achieving stated development milestones to receive payments from Blackstone Life Sciences, (ii) the probability and timing of achieving regulatory approval and payments to Blackstone Life Sciences, (iii) an estimate of the amount and timing of the royalty payable on net sales of vutrisiran, assuming regulatory approval for ATTR-CM, (iv) our cost of borrowing (10%), and (v) Blackstone Life Sciences' cost of borrowing (7%).

The following table presents the activity with respect to the development derivative liability, in thousands:

Carrying value as of December 31, 2023	$	324,941
Amount received under the Development Funding Agreement		12,333
Amount paid under the Development Funding Agreement		(21,125)
Loss recorded from change in fair value		170,770
Carrying value as of December 31, 2024	$	486,919

Liability Related to the Sale of Future Royalties

In April 2020, we entered into a purchase and sale agreement, or Purchase Agreement, with BX Bodyguard Royalties L.P. (an affiliate of The Blackstone Group Inc.), or Blackstone Royalties, pursuant to which Blackstone Royalties acquired a percentage of royalties payable, or the Royalty Interest, initially set at 50% with respect to net sales by MDCO, its affiliates or sublicensees of inclisiran (or the branded drug product, Leqvio) and any other licensed products under the MDCO License Agreement, and 75% of the commercial milestone payments payable under the MDCO License Agreement, together with the Royalty Interest, the Purchased Interest. If Blackstone Royalties does not receive payments in respect to the Royalty Interest by December 31, 2029, equaling at least $1.00 billion, Blackstone Royalties will receive the Royalty Interest at 55% beginning on January 1, 2030. In consideration for the sale of the Purchased Interest, Blackstone Royalties paid us $1.00 billion.

Due to our continuing involvement and an obligation to repay Blackstone Royalties, we recorded the proceeds from this transaction as a debt, net of closing costs, on our consolidated balance sheets. The debt obligations to repay the Purchased Interest are accreted from the initial carrying amount to the total payment amount using the effective interest rate method over the life of the Purchase Agreement. The effective interest rate is determined based on the proceeds received and projections of the amounts and timing of the future cash flows. The accretion is recorded as interest expense in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2025 and 2024, our estimate of this total interest expense resulted in an effective annual interest rate of 10% and 10%, respectively. These estimates contain assumptions that impact both the amount recorded at execution and the interest expense that will be recognized in future periods. We account for any royalties and commercial milestones due to us under the MDCO License Agreement as revenue on our consolidated statements of operations and comprehensive income (loss).

As payments are made to Blackstone Royalties, the balance of the liability is effectively repaid over the life of the Purchase Agreement. The exact timing and amount of repayment is likely to change each reporting period. A significant increase or decrease in Leqvio global net revenue will materially impact the liability, interest expense and the time period for repayment. At each balance sheet date, we assess the expected payments to Blackstone Royalties and we prospectively adjust the amortization of the liability and the related interest expense.

As of December 31, 2025 and 2024, the carrying value of the liability was $1.48 billion and $1.45 billion, net of closing costs of $8.3 million and $9.1 million, respectively. The carrying value of the liability approximates fair value as of December 31, 2025 and is based on our current estimates of future royalties expected to be paid to Blackstone Royalties over the life of the arrangement, which is considered a Level 3 input.

The following table shows the activity with respect to the liability, in thousands:

Carrying value as of December 31, 2023	$	1,377,239
Interest expense		127,133
Payments		(57,001)
Carrying value as of December 31, 2024		1,447,371
Interest expense		149,809
Payments		(117,971)
Carrying value as of December 31, 2025	$	1,479,209

As of December 31, 2025 and 2024, we recorded $118.8 million and $112.1 million, respectively, within liabilities related to the sale of future royalties and development funding and $1.36 billion and $1.34 billion, respectively, within liabilities related to the sale of future royalties and development funding, net of current portion related to the Purchased Interest.

10. STOCKHOLDERS' EQUITY (DEFICIT)

Stock-Based Compensation

The following table summarizes stock-based compensation expenses included in operating costs and expenses:

		Years Ended December 31,				
(In thousands)		2025		2024		2023
Research and development	$	153,395	$	127,749	$	97,273
Selling, general and administrative		194,840		144,335		124,407
Total	$	348,235	$	272,084	$	221,680

The following table summarizes stock-based compensation expense by type of award:

		Years Ended December 31,				
(In thousands)		2025		2024		2023
Time-based restricted stock units	$	164,785	$	108,501	$	55,169
Performance-based restricted stock units		121,449		73,295		63,879
Time-based stock options		56,477		85,467		99,165
Other equity programs		10,034		8,054		7,652
Less: Stock-based compensation expense capitalized to inventory		(4,510)		(3,233)		(4,185)
Total	$	348,235	$	272,084	$	221,680

The following table summarizes our unrecognized stock-based compensation expense, net of estimated forfeitures, by type of awards, and the weighted-average period over which that expense is expected to be recognized:

		As of December 31, 2025	
		Unrecognized Expense, Net of Estimated Forfeitures (in thousands)	Weighted-average Recognition Period (in years)
Time-based restricted stock units	$	221,963	1.54
Performance-based restricted stock units *	$	59,409	2.13
Time-based stock options	$	39,276	1.71
Other equity programs	$	3,957	0.53

---

* Excludes performance-based restricted stock units for which the associated vesting events are not yet determined to be probable.

Time-Based Restricted Stock Units and Awards

The following table summarizes the activity of our time-based restricted stock units and awards, excluding performance-based restricted stock units:

	Number of Units (in thousands)		Weighted-average Grant Date Fair Value (per share)
Outstanding as of December 31, 2024	1,725	$	175.39
Awarded	894	$	266.05
Released	(702)	$	177.13
Cancelled	(181)	$	194.93
Outstanding as of December 31, 2025	1,736	$	219.38

Performance-Based Restricted Stock Units

The following table summarizes the activity of our performance-based restricted stock units:

	Number of Units (in thousands)		Weighted-average Grant Date Fair Value (per share)
Outstanding as of December 31, 2024	954	$	156.56
Awarded	396	$	243.53
Released	(451)	$	157.31
Cancelled	(120)	$	183.73
Outstanding as of December 31, 2025	779	$	197.48

Certain performance-based restricted stock units will vest upon the three-year anniversary of the date of grant, with the number of shares vested dependent on the assessed level of achievement of specific clinical development, regulatory, commercial and/or financial performance events, as approved by our people, culture and compensation committee. Certain performance-based restricted stock units will vest upon the later of the one-year anniversary of the date of grant and the achievement of specific clinical development, regulatory, commercial and/or financial performance events, as approved by our people, culture and compensation committee, with the number of shares vested established on the grant date.

Time-Based Stock Options

The following table summarizes the activity of our time-based stock options, excluding performance-based stock options:

	Number of Options (in thousands)		Weighted-average Exercise Price (per share)	Weighted-average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	4,863	$	133.80			
Granted	288	$	248.08			
Exercised	(1,683)	$	128.58			
Cancelled	(101)	$	183.51			
Outstanding as of December 31, 2025	3,367	$	144.73	5.38	$	850,730
Exercisable as of December 31, 2025	2,744	$	132.29	4.80	$	728,074
Vested or expected to vest as of December 31, 2025	3,320	$	143.93	5.35	$	842,655

The weighted-average fair value of stock options granted was $124.07, $79.39 and $96.53 per share for the years ended December 31, 2025, 2024 and 2023, respectively. The intrinsic value of stock options exercised was $366.3 million, $273.2 million and $107.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. We satisfy stock option exercises with newly issued shares of our common stock.

Performance-Based Stock Options

The following table summarizes the activity of our performance-based stock options granted under our equity plans:

	Number of Options (in thousands)		Weighted-average Exercise Price (per share)	Weighted-average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	273	$	99.24			
Exercised	(153)	$	99.08			
Outstanding as of December 31, 2025	120	$	99.44	1.83	$	35,737
Exercisable as of December 31, 2025	120	$	99.44	1.83	$	35,737

The intrinsic value of performance-based stock options exercised was $37.1 million, $22.5 million and $9.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. We satisfy performance-based stock option exercises with newly issued shares of our common stock.

Valuation Assumptions for Stock Options

The grant-date fair value of stock options was estimated using the Black-Scholes option-pricing model. Our expected stock-price volatility assumption is based on the historical volatility of our publicly traded stock. The expected life assumption is based on our historical data. The dividend yield assumption is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. The risk-free rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the Black-Scholes valuation assumption inputs for employee stock options granted:

	Years Ended December 31,		
	2025	**2024**	**2023**
Risk-free interest rate	4.0 - 4.1%	4.2 - 4.3%	3.5 - 4.1%
Expected dividend yield	—	—	—
Expected option life	5.9 years	6.0 years	5.1 - 7.0 years
Expected volatility	46 - 47%	47 - 48%	49 - 60%

Stock Plans

In May 2025, our stockholders approved the second amendment and restatement of our 2018 Stock Incentive Plan, or, the Second Amended and Restated 2018 Plan, which increased the number of shares authorized for issuance thereunder by 7,000,000 shares. The Second Amended and Restated 2018 Plan provides for the granting of stock options, restricted stock and restricted stock units (together, restricted stock awards), stock appreciation rights and other stock-based awards, and has a fungible share pool. Any award that is not a full value award is counted against the authorized share limits specified as one share for each share of common stock subject to the award, and all full value awards, defined as restricted stock awards or other stock-based awards, are counted as one and a half shares for each one share of common stock subject to such full value award.

As of December 31, 2025, an aggregate of 16,891,503 shares of common stock were reserved for issuance under our stock plans, including outstanding stock options to purchase 3,487,323 shares of common stock, 2,515,120 outstanding restricted stock units, 10,514,222 shares of common stock available for additional equity awards and 374,838 shares of common stock available for future grant under our Amended and Restated 2004 Employee Stock Purchase Plan, as amended, or the Amended and Restated ESPP. Each stock option shall expire within 10 years of grant date. Time-based stock options granted to employees generally vest as to 25% of the shares on the first anniversary of the grant date and 6.25% of the shares at the end of each successive three-month period thereafter until fully vested. Restricted stock units granted to employees generally vest over a three-year period, with one-third of the shares vesting on each of the three successive anniversaries of the grant date. Vesting may be accelerated in certain circumstances, including upon death, disability, retirement or termination without cause in connection with a change of control.

Employee Stock Purchase Plan

In 2004, we adopted the 2004 Employee Stock Purchase Plan and in 2017, our stockholders approved the Amended and Restated ESPP. In 2020, our stockholders approved an amendment to the Amended and Restated ESPP, to increase the number of shares authorized for issuance to 1,965,789 shares. Under the Amended and Restated ESPP, as amended, each offering period is six months, at the end of which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering period is equal to the lesser of 85% of the closing price of our common stock at the beginning or end of the offering period. We issued 92,868 and 140,161 shares during the years ended December 31, 2025 and 2024, respectively.

We estimate the fair value of shares to be issued under the Amended and Restated ESPP, as amended, using the Black-Scholes option-pricing model on the date of grant, or first day of the offering period. The following table summarizes the Black-Scholes valuation assumption inputs for stock purchase rights granted under the employee stock purchase plan:

	Years Ended December 31,		
	2025	**2024**	**2023**
Risk-free interest rate	3.8% - 4.2%	4.4% - 5.4%	5.1% - 5.4%
Expected dividend yield	—	—	—
Expected option life	6 months	6 months	6 months
Expected volatility	38% - 48%	35% - 54%	34% - 39%

Preferred Stock

We have authorized up to 5,000,000 shares of preferred stock, $0.01 par value per share, for issuance. The preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors upon its issuance. As of December 31, 2025 and 2024, there were no shares of preferred stock outstanding.

11. NET INCOME (LOSS) PER COMMON SHARE

We compute basic net income (loss) per common share by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per common share utilizing the treasury stock and if-converted methods is based upon the weighted-average number of common shares and dilutive potential common share equivalents outstanding during the period. For periods in which we have generated a net loss, diluted net loss per common share is the same as basic net loss per common share, as the inclusion of potentially dilutive common shares would be anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

		Years Ended December 31,	
(In thousands, except per share amounts)	2025	2024	2023
Net income (loss), as reported	$ 313,747	$ (278,157)	$ (440,242)
Adjustment for the elimination of interest expense on the convertible debt	—	—	—
Net income (loss), for use in diluted income per share	$ 313,747	$ (278,157)	$ (440,242)
Weighted-average common shares — basic	131,004	127,651	124,906
Effect of dilutive securities:			
Options to purchase common stock, inclusive of performance-based stock options	2,265	—	—
Restricted stock units, inclusive of performance-based restricted stock units	1,407	—	—
Employee stock purchase program	8	—	—
Weighted-average common shares — diluted	134,684	127,651	124,906
Net income (loss) per common share — basic	$ 2.39	$ (2.18)	$ (3.52)
Net income (loss) per common share — diluted	$ 2.33	$ (2.18)	$ (3.52)

The following table sets forth the potential common shares excluded from the calculation of diluted net loss per common share because their inclusion would be anti-dilutive:

	Years Ended December 31,		
(In thousands)	2025	2024	2023
Options to purchase common stock, inclusive of performance-based stock options	118	5,136	7,422
Restricted stock units, inclusive of performance-based restricted stock units	7	2,679	2,058
Convertible debt	3,238	3,616	3,616
Total	3,363	11,431	13,096

The effect of the 2022 Capped Call Transactions and 2025 Capped Call Transactions was also excluded from the calculation of diluted net income (loss) per share because exercise of these transactions would potentially reduce the number of shares of our common stock outstanding and, therefore, would be anti-dilutive. In the years ended December 31, 2025 and 2024, we excluded 6.2 million and 5.2 million shares, respectively, related to these transactions.

12. LEASES

Overview of Significant Leases

We lease two facilities for office and laboratory space in Cambridge, Massachusetts that represent substantially all of our significant lease obligations. An overview of these significant leases is as follows:

675 West Kendall Street

We lease office and laboratory space located at 675 West Kendall Street, Cambridge, Massachusetts for our corporate headquarters from BMR-675 West Kendall Street, LLC under a non-cancelable real property lease. The lease commenced on May 1, 2018 and monthly rent payments became due commencing on February 1, 2019 upon substantial completion of the building improvements, and continue for 15 years, with options to renew for two five-year terms each. We are not reasonably certain to exercise these options, therefore, the periods covered by the options were not included in the lease term as of December 31, 2025 or 2024.

300 Third Street

We lease office and laboratory space located at 300 Third Street, Cambridge, Massachusetts under a non-cancelable real property lease agreement by and between us and ARE-MA Region No. 28, LLC, or ARE-MA, dated as of September 26, 2003, as amended. The term of the lease expires on January 31, 2034 with options to renew for two five-year terms each. We are not reasonably certain to exercise these options, therefore, the periods covered by the options were not included in the lease term as of December 31, 2025 or 2024.

Other Lease Disclosures

Our facility leases described above generally contain customary provisions allowing the landlords to terminate the leases if we fail to remedy a breach of any of our obligations under any such lease within specified time periods, or upon our bankruptcy or insolvency.

The following table is a summary of the components of total lease cost for the years ended December 31, 2025, 2024, and 2023:

(In thousands)	Years Ended December 31,					
	2025		2024		2023	
Operating lease cost	$	49,816	$	45,986	$	46,367
Variable lease cost		24,551		19,757		20,278
Total	$	74,367	$	65,743	$	66,645

Our variable lease cost for the years ended December 31, 2025, 2024 and 2023 primarily related to operating expenses, taxes and insurance associated with our real estate leases. Short-term lease costs were not material for the years ended December 31, 2025, 2024 and 2023.

Net cash paid for the amounts included in the measurement of the operating lease liabilities in our consolidated balance sheets and presented within operating activities in our consolidated statements of cash flows was $50.7 million, $51.0 million and $46.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted-average remaining lease term and weighted-average discount rate for all leases as of December 31, 2025 was 8 years and 8%, respectively, and as of December 31, 2024 was 8 years and 8%, respectively.

Future lease payments for non-cancellable operating leases and a reconciliation to the carrying amount of the operating lease liabilities presented in the consolidated balance sheet as of December 31, 2025 were as follows, in thousands:

Years Ending December 31		
2026	$	48,073
2027		52,747
2028		44,308
2029		42,990
2030		41,783
2031 and thereafter		136,375
Total undiscounted lease liability		366,276
Less imputed interest		(95,671)
Total discounted lease liability	$	270,605
Operating lease liabilities	$	45,518
Operating lease liabilities, net of current portion		225,087
Total	$	270,605

13. COMMITMENTS AND CONTINGENCIES

Technology License and Other Commitments

We have licensed from third parties the rights to use certain technologies and information in our research processes as well as in any other products we may develop. In accordance with the related license or technology agreements, we are required to make certain fixed payments to the licensor or a designee of the licensor over various agreement terms. Many of these agreement terms are consistent with the remaining lives of the underlying intellectual property that we have licensed. As of December 31, 2025, our commitments over the next five years to make fixed and cancellable payments under existing license agreements were not material.

Legal Matters

From time to time, we may be a party to litigation, arbitration or other legal proceedings in the ordinary course of our business activities, including the following types of matters which are common to companies in our industry:

- Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products or product candidates, processes or dosage forms. An adverse outcome could result in loss of patent protection for a product or product candidates, a significant loss of revenues from a product or impairment of the value of associated assets.

- Product liability and other product-related litigation related to our products, which could include personal injury, consumer fraud, off-label promotion, securities, antitrust and breach of contract claims, among others, and often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

- Commercial and other asserted or unasserted matters, which can include acquisition-, licensing-, intellectual property-, collaboration- or co-promotion-related and product-pricing claims and environmental claims and proceedings, which can involve complexities that will vary from matter to matter.

- Government investigations, which often are related to the extensive regulation of pharmaceutical companies by national, state and local government agencies in the U.S. and in other jurisdictions.

The outcome of any such legal proceedings, regardless of the merits, is inherently uncertain. In addition, litigation and related matters are costly and may divert the attention of our management and other resources that would otherwise be engaged in other activities. If we were unable to prevail in any such legal proceedings, it could have a materially adverse effect on our business, results of operations, liquidity and financial condition.

If we determine that it is probable that future expenditures will be made for a particular matter and such expenditures can be reasonably estimated, we accrue a loss contingency based on our best estimate of the probable range of loss. We accrue the minimum amount within the probable range of loss if no amount within the range is more likely than another. If we determine that future expenditures are not probable, or probable but not reasonably estimated, we do not accrue a loss contingency. If we determine that a material loss is reasonably possible and the range of loss can be estimated, we disclose the possible range of loss. On a quarterly basis, we evaluate developments with these claims and legal proceedings that could result in a loss contingency accrual, or an increase or decrease to a previously accrued loss contingency. There were no material loss contingencies accrued as of December 31, 2025 or 2024.

Patent Litigations

In March 2022, we filed separate lawsuits in the U.S. District Court for the District of Delaware, or the District Court, against (1) Moderna, Inc. and its subsidiaries ModernaTX, Inc. and Moderna US, Inc., collectively referred to as Moderna, which we refer to as the Moderna lawsuit, and (2) Pfizer, Inc. and its subsidiary Pharmacia & Upjohn Co. LLC, collectively referred to as Pfizer, which we refer to as the Pfizer lawsuit, seeking damages for patent infringement in Moderna's and Pfizer's manufacture and sale of their messenger RNA COVID-19 vaccines. In May 2022, Pfizer added BioNTech SE to the Pfizer lawsuit. In August 2025, we and Moderna settled all claims between the parties in the Moderna lawsuit, and in September 2025, we and Pfizer settled all claims between the parties in the Pfizer lawsuit.

On July 12, 2024, Acuitas Therapeutics, Inc., or Acuitas, filed a declaratory judgment action against us in the District Court, seeking a judgment adding certain Acuitas employees as co-inventors on the patents we have asserted against Pfizer/BioNTech and Moderna in our lawsuits. On September 19, 2024, we filed a motion to dismiss, arguing Acuitas did not have standing to sue and failed to state a claim upon which relief could be granted. On July 1, 2025, the District Court granted our motion to dismiss the complaint without prejudice, finding that the plaintiffs had failed to plead facts sufficient to establish standing.

On December 12, 2024, The Board of Regents of the University of Texas System filed a lawsuit in the U.S. District Court for the Western District of Texas, or the Texas District Court, alleging that we infringe U.S. Patent No. 8,895,717 by making, using and commercializing ONPATTRO in the U.S. On February 5, 2025, we filed a motion to dismiss the case for improper venue and an alternative motion to transfer the case to the U.S. District Court for the District of Massachusetts if the dismissal is not granted. On July 2, 2025, the Texas District Court denied the motion to dismiss and to transfer the case without prejudice, and we filed a renewed motion to dismiss and to transfer the case on September 24, 2025. On December 15, 2025, the court granted in part and denied in part our motion to dismiss and ordered the case transferred to the U.S. District Court for the District of Massachusetts after determining that venue was improper in the Western District of Texas.

Government Investigation

In October 2025, we received a subpoena from the U.S. Attorney's Office for the District of Massachusetts seeking documents pertaining to our government price reporting for AMVUTTRA, ONPATTRO, OXLUMO and GIVLAARI, including certain fee and discount arrangements with distributors, and certain other related documents and communications. We are producing records responsive to the subpoena.

Indemnification Obligations

In connection with license agreements we may enter with companies to obtain rights to intellectual property, we may be required to indemnify such companies for certain damages arising in connection with the intellectual property rights licensed under the agreements. Under such agreements, we may be responsible for paying the costs of any litigation relating to the license agreements or the underlying intellectual property rights, including the costs associated with certain litigation regarding the licensed intellectual property. We are also a party to a number of agreements entered into in the ordinary course of business, which contain typical provisions that obligate us to indemnify the other parties to such agreements upon the occurrence of certain events, including litigation or other legal proceedings. In addition, we have agreed to indemnify our officers and directors for expenses, judgments, fines, penalties, excise taxes, and settlement amounts paid in connection with any threatened, pending or completed litigation proceedings, in which an officer or director was, is or will be involved as a party, on account of such person's status as an officer or director, or by reason of any action taken by the officer or director while acting in such capacity, subject to certain limitations. These indemnification costs are charged to selling, general and administrative expense.

Our maximum potential future liability under any such indemnification provisions is uncertain. We have reviewed the estimated aggregate fair value of our potential liabilities under all such indemnification provisions and have not recorded any related liability as of December 31, 2025 or 2024.

14. INCOME TAXES

The domestic and foreign components of income (loss) before income taxes were as follows:

		Years Ended December 31,				
(In thousands)		**2025**		**2024**		**2023**
Domestic	$	18,300	$	(571,926)	$	(450,311)
Foreign		304,852		194,551		16,794
Income (loss) before income taxes	$	323,152	$	(377,375)	$	(433,517)

During the year ended December 31, 2025, our foreign income of $304.9 million primarily relates to income generated in Switzerland.

The (provision for) benefit from income taxes consisted of the following:

		Years Ended December 31,				
(In thousands)		**2025**		**2024**		**2023**
Current provision:						
State	$	(1,934)	$	(1,600)	$	(4,022)
Foreign		(9,669)		(5,944)		(3,416)
Total current provision		(11,603)		(7,544)		(7,438)
Deferred benefit:						
Foreign		2,198		106,762		713
Total deferred benefit		2,198		106,762		713
Total (provision for) benefit from income taxes	$	(9,405)	$	99,218	$	(6,725)

During the year ended December 31, 2025, we recorded a provision for income taxes of $9.4 million. This is comprised of $2.2 million of foreign deferred benefit, $1.9 million of domestic state current provision and $9.7 million of foreign current provision.

As further described in Note 2, Summary of Significant Accounting Policies, we have elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of our effective income tax rate to the statutory federal income tax rate for the year ended December 31, 2025 in accordance with the guidance in ASU 2023-09:

(In thousands)	Year Ended December 31, 2025	
	Rate	Amount
At U.S. federal statutory rate	21.0 %	$ (67,861)
State taxes, net of federal effect [1]	(0.7)	2,103
Foreign tax effects		
Switzerland		
Statutory tax rate difference between Switzerland and United States	(11.1)	35,749
Statutory permanent item	(1.5)	4,932
Favorable tax ruling	(6.4)	20,576
Canton taxes, Zug	(0.1)	457
Other foreign jurisdictions	1.2	(3,706)
Effect of cross-border tax laws		
Global Intangible Low-Taxed Income	26.7	(86,241)
Subpart F Income	0.2	(752)
Tax credits		
Research and development credit	(8.6)	27,654
Orphan drug credit	(10.9)	35,115
Changes in valuation allowances	2.9	(9,373)
Nontaxable or nondeductible items		
Stock-based compensation expense	(28.1)	90,695
Nondeductible officers compensation	10.2	(32,802)
Loss related to convertible debt	2.8	(8,919)
Other items	0.7	(2,153)
Changes in unrecognized tax benefits	5.9	(18,993)
Other items	(1.3)	4,114
Effective income tax rate	2.9 %	$ (9,405)

[1] State taxes in Kentucky and Massachusetts made up the majority of the tax effect in this category.

The following table is a reconciliation of our effective income tax rate to the statutory federal income tax rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

	Years Ended December 31,	
(In thousands)	2024	2023
At U.S. federal statutory rate	21.0 %	21.0 %
State taxes, net of federal effect	10.1	8.6
Stock-based compensation expense	9.6	3.9
Tax credits	7.5	6.7
Nondeductible compensation	(3.8)	(3.0)
Other permanent items	(1.8)	0.8
Foreign rate differential	2.7	(0.7)
Bermuda tax law enactment	—	85.9
Internal reorganization of certain intellectual property rights	(10.5)	12.6
Other	(1.2)	1.7
Uncertain tax position reserve	(14.3)	—
Revaluation of deferred taxes due to rate change	(0.6)	5.1
Valuation allowance	7.6	(144.1)
Effective income tax rate	26.3 %	(1.5)%

The amounts of income tax related taxes paid, net of refunds received were as follows:

(In thousands)	Year Ended December 31, 2025
State	
Kentucky	$ 7,700
All other	56
Foreign	
Germany	1,228
Italy	2,847
Brazil	1,210
All other	2,047
Income taxes, net of amounts refunded	15,088
Other taxes	200
Total	$ 15,288

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. We establish a valuation allowance when uncertainty exists as to whether all or a portion of the net deferred tax assets will be realized. Components of the net deferred tax assets were as follows:

(In thousands)	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 987,117	$ 882,569
Research and development and other credit carryforwards	452,264	391,642
Liabilities related to the sale of future royalties and development funding	426,826	378,657
Change in fair value of development derivative liability	—	107,797
Operating lease liabilities	60,102	60,313
Deferred revenue	1,223	14,515
Deferred compensation	69,981	62,110
Intangible assets	593,725	634,323
Capitalized research and development expenditures	235,622	349,279
Other	90,623	86,425
Total deferred tax assets	2,917,483	2,967,630
Deferred tax liabilities:		
Property, plant and equipment, net	(17,367)	(18,596)
Unrealized gain on marketable securities	—	(2,042)
Operating lease right-of-use assets	(41,812)	(41,196)
Deferred tax asset valuation allowance	(2,732,329)	(2,788,933)
Net deferred tax assets	$ 125,975	$ 116,863

On July 4, 2025, President Trump signed H.R. 1, the "One Big Beautiful Bill Act," or the Act, into law. The legislation includes several changes to federal tax law that are designed to allow for more favorable deductibility of certain business expenses and more favorable rules for determining the limitation on business interest expense. The Act includes certain changes to the U.S. taxation of foreign activity, including changes to foreign tax credits, global intangible low-taxed income, foreign-derived intangible income, and base erosion and anti-abuse tax, among other changes. These changes are generally effective for tax years beginning after December 31, 2025, except for changes related to the immediate expensing of research and development expenditures and the reinstatement of 100% bonus depreciation, which were retroactively effective for tax years beginning after December 31, 2024 and for property placed in service after January 19, 2025, respectively. The changes that were retroactively enacted were reflected in the income tax provision for the year ended December 31, 2025 and did not have a material effect on our financial statements.

On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act of 2023, or Corporate Income Tax Act, which introduces a corporate income tax regime in Bermuda with a statutory tax rate of 15% effective January 1, 2025. Companies are not subject to income tax in Bermuda prior to this change and with the transition into the Corporate Income Tax Act there is an economic transition adjustment that requires the tax basis of certain Bermudian assets to be established at fair market value. Upon the enactment of the Corporate Income Tax Act, we determined the fair market value of our identifiable intangible assets in Bermuda and recognized a deferred tax asset in our consolidated financial statements for the year ended December 31, 2023. We recorded a full valuation allowance against this deferred tax asset as we had generated historical losses and expected to generate future losses. In the year ended December 31, 2024, we transferred the identifiable intangible assets in Bermuda to Switzerland.

We regularly reassess the valuation allowance on our deferred income tax assets. Valuation allowances require an assessment of both positive and negative evidence when determining whether it is more likely than not that we will be able to recover deferred tax assets. Such assessment is required on a jurisdiction-by-jurisdiction basis. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

We assessed the valuation allowance on our Switzerland deferred tax assets and considered positive evidence, including, among other things, income generated in Switzerland in the current year, three-year cumulative Switzerland income, and expected future profitability in Switzerland. After assessing both the positive evidence and negative evidence, we determined it was more likely than not that certain Switzerland deferred tax assets would be realized in the future and released the associated valuation allowance during the year ended December 31, 2024, which resulted in an income tax benefit of $108.0 million.

During the year ended December 31, 2025, we continued to maintain a valuation allowance on certain Switzerland deferred tax assets that may not be realized in future periods. As of December 31, 2025, we maintained a full valuation allowance against our U.S. deferred tax assets. We continue to maintain a valuation allowance on our U.S. deferred tax assets because we have a history of cumulative losses. On a quarterly basis, we reassess the valuation of our U.S. deferred income tax assets weighing positive and negative evidence to assess the recoverability of the deferred tax assets. Based on our recent financial performance and our future projections, we could potentially record a reversal of all or a portion of the U.S. valuation allowance within the foreseeable future. However, any such change is subject to actual performance and other considerations that may present positive or negative evidence at the time of the assessment.

The valuation allowance decreased by $56.6 million as of December 31, 2025 compared to December 31, 2024, primarily as a result of a change in accounting method that was set up through equity in the amount of $71.4 million offset with an increase to the valuation allowance due to additional tax attributes generated of $14.8 million.

The valuation allowance decreased by $28.5 million as of December 31, 2024 compared to December 31, 2023, primarily as a result of the release of the valuation allowance on certain Switzerland deferred tax assets, which primarily consisted of the tax basis in intellectual property transferred from Bermuda and net operating losses, offset by an increase to the valuation allowance due to additional net operating losses in the U.S.

The valuation allowance increased by $623.0 million as of December 31, 2023 compared to December 31, 2022, primarily due to capitalized research and development costs and internally developed intellectual property.

As of December 31, 2025, we had federal and state net operating loss carryforwards, or NOLs, of $3.23 billion and $3.70 billion, respectively, to reduce future taxable income. Federal NOLs of $873.0 million, generated before 2018, will begin expiring in varying amounts through 2037 unless utilized. The remaining federal NOLs of $2.36 billion, generated after 2017, will be carried forward indefinitely and could be used to offset up to 80% of taxable income in all other future tax years. State NOLs will begin expiring in varying amounts through 2045 unless utilized. As of December 31, 2025, we also had foreign NOLs of $731.8 million to reduce future taxable income which will begin expiring in varying amounts through 2032.

As of December 31, 2025, we had federal research and development, including orphan drug, carryforwards of $411.7 million, available to reduce future tax liabilities that expire at various dates through 2045. As of December 31, 2025, we had state research and development and investment tax credit carryforwards of $51.4 million, available to reduce future tax liabilities, that expire at various dates through 2040.

We have a full valuation allowance against our U.S. federal and state net operating loss and tax credit carryforwards, as well as a valuation allowance against certain foreign net operating loss carryforwards, as we determined it was more likely than not that we would not realize these assets. Ownership changes, as defined in the Internal Revenue Code and similar state provisions, including those resulting from the issuance of common stock in connection with our public offerings, may limit the amount of federal and state net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability. The amount of the limitation is determined in accordance with Section 382 of the Internal Revenue Code and similar state provisions. We have performed an analysis of ownership changes through December 31, 2025. Based on this analysis, we do not believe that any of our federal and state tax attributes will expire unutilized due to Section 382 limitations.

Our reserves related to income taxes are based on a determination of whether, and how much of, a tax benefit taken by us in our tax filings or positions is more likely than not to be realized and ultimately sustained upon challenge by a taxing authority based upon its technical merits and subject to certain recognition and measurement criteria.

As of December 31, 2024, we had gross unrecognized tax benefits related to income tax reserves of $59.4 million primarily related to federal and state research and orphan drug credit carryforwards. As of December 31, 2025, we had gross unrecognized tax benefits related to income tax reserves primarily related to federal and state research and orphan drug credit carryforwards of $78.0 million, of which $10.5 million relate to current year positions and $9.5 million relate to prior year positions. During the year ended December 31, 2025, the Company settled an Italian audit related to tax years 2020 through 2023 in the amount of $1.3 million. We do not have any other material gross unrecognized tax benefits related to income tax reserves. We do not expect any of our unrecognized tax benefits related to income tax reserves, if recognized, to impact our effective tax rate due to full valuation allowance in the U.S. Our policy is to record interest and penalties related to unrecognized tax benefits related to income taxes in our income tax provision. No amounts for interest or penalties related to unrecognized tax benefits have been recognized in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023.

(In thousands)	Years Ended December 31,			
	2025		2024	
Beginning balance	$	59,371	$	—
Additions based on tax positions related to current period		10,460		5,080
Additions for tax positions of prior periods		9,467		54,291
Settlements		(1,329)		—
Ending balance	$	77,969	$	59,371

We have not recorded a deferred tax liability with respect to excess book over tax outside basis differences, including unremitted earnings and cumulative translation adjustments, in our foreign subsidiary investments, as it is our current intention to permanently reinvest such outside basis differences with certain exceptions. Any permanently reinvested outside basis differences could reverse if we make distributions, sell our foreign subsidiaries or various other events occur, none of which were considered probable as of December 31, 2025. Determination of the amount of deferred tax liabilities described above is not practicable.

During the year ended December 31, 2025, we evaluated whether to repatriate cash from certain foreign subsidiaries and determined that any related deferred tax liabilities would not be material to our consolidated financial statements.

The tax years 2022 through 2025 remain open to examination by the Internal Revenue Service and certain state tax authorities, although net operating loss and tax credit carryforwards generated prior to 2022 may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period.

15. EMPLOYEE BENEFITS PLANS

We maintain a retirement saving plan under Section 401(k) of the Internal Revenue Code, in which eligible U.S. employees may defer compensation for income tax purposes. Contributions made by employees are limited to the maximum allowable for U.S. federal income tax purposes. The plan allows for a discretionary match in an amount up to 100% of each participant's first 4% of compensation contributed plus 50% of each participant's next 2% of compensation contributed. The expense related to our 401(k) Savings Plan primarily consists of our matching contributions.

Furthermore, we maintain defined benefit plans for employees in certain countries outside the U.S., including retirement benefit plans required by applicable local law. The benefit obligation corresponds to the projected benefit obligations of which the discounted net present value is calculated based on years of employment, expected salary increases and pension adjustments.

For the years ended December 31, 2025, 2024 and 2023 contributions and net periodic benefit costs to such plans generated a total expense of $26.6 million, $22.3 million and $17.5 million, respectively.

16. SEGMENT INFORMATION

We operate in a single segment dedicated to the discovery, development, manufacturing and commercialization of RNAi therapeutics. RNAi therapeutics are comprised of siRNA that function upstream of conventional medicines by potently silencing messenger RNA, or mRNA, that encode for proteins implicated in the cause or pathway of disease, thus preventing them from being made. To date, our efforts have yielded the approval of six first-in-class RNAi-based medicines, which generate the majority of our consolidated total revenues. Consistent with our operational structure, our Chief Executive Officer, or CEO, as the chief operating decision maker, or CODM, manages and allocates resources on a consolidated basis at the global corporate level. Our global research and development and technical operations and quality organizations are responsible for the discovery, development, and supply of products. Commercial efforts that coordinate the marketing, sales and distribution of these products are organized by geographic region and therapeutic area. All of these activities are supported by global corporate staff functions. Managing and allocating resources at the global corporate level enables our CEO to assess the overall level of resources available and how to best deploy these resources in line with our overarching long-term corporate-wide strategic goals. The determination of a single segment is consistent with the consolidated financial information regularly reviewed by the CODM for the purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets.

Consistent with our management reporting, results of our operations are reported on a consolidated basis for purposes of segment reporting. The CEO evaluates performance and decides how to allocate resources based on consolidated net income (loss) that is reported on the consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total assets. The CEO uses consolidated net income (loss) to evaluate income generated from the Company's business activities in deciding how to allocate company resources (such as pursuing clinical development or entering a strategic collaboration), monitoring budget versus actual results, and establishing management's compensation. Please refer to the consolidated financial statements for further information related to these measures of segment performance. In addition, research and development and selling, general and administrative expenses are significant segment expenses regularly provided to the CEO with the following categories:

Research and Development

	Years Ended December 31,		
(In thousands)	2025	2024	2023
Clinical research and outside services	$ 640,672	$ 509,129	$ 485,732
Compensation and related	516,208	455,678	357,696
Occupancy and all other costs[1]	162,895	161,425	160,987
Total research and development expense	$ 1,319,775	$ 1,126,232	$ 1,004,415

Selling, General and Administrative

	Years Ended December 31,		
(In thousands)	2025	2024	2023
Compensation and related	$ 668,302	$ 531,078	$ 423,295
Consulting and professional services	348,976	274,539	226,664
Occupancy and all other costs[1]	193,435	169,909	145,687
Total selling, general and administrative expense	$ 1,210,713	$ 975,526	$ 795,646

[1] Occupancy and all other costs includes facilities, information technology, depreciation and certain departmental expenses.

As of December 31, 2025 and 2024, substantially all of our long-lived assets were from U.S. operations. For the years ended December 31, 2025, 2024 and 2023, net revenues from collaborations were attributed to the U.S. Please refer to Note 3, Net Product Revenues, for information regarding our net product revenues by geography.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and executive vice president, Chief Financial Officer (principal financial officer), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and executive vice president, Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013).

Based on our assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Adoption of 10b5-1 Trading Plans by Our Officers and Directors

During our fiscal quarter ended December 31, 2025, certain of our officers (as defined in Rule 16a-1(f) under the Exchange Act) and directors entered into written plans for the sale of our securities that are intended to satisfy the conditions specified in

Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information. We refer to these written plans as "Rule 10b5-1 trading plans." We describe the material terms of the Rule 10b5-1 trading plans below.

David E.I. Pyott, Director

On November 12, 2025, David E.I. Pyott, a member of our board of directors, entered into a Rule 10b5-1 trading plan that provides that Mr. Pyott, acting through a broker, may sell up to an aggregate of 7,610 shares of our common stock received upon the exercise of options granted to Mr. Pyott as director compensation, subject to adjustments for stock splits, stock combinations, stock dividends and other similar changes to our common stock. Sales of shares under the plan may only occur if the market price of our common stock is above specified prices from February 11, 2026 to October 14, 2026. The plan is scheduled to terminate on October 14, 2026, subject to earlier termination upon the sale of all shares subject to the plan, upon termination by Mr. Pyott or the broker, or as otherwise provided in the plan.

Pushkal Garg, M.D., Chief Research and Development Officer

On November 20, 2025, Pushkal Garg, M.D. our Chief Research and Development Officer, entered into a Rule 10b5-1 trading plan that provides that Dr. Garg, acting through a broker, may sell up to an aggregate of 25,418 shares of our common stock received upon the settlement of awards granted to Dr. Garg as equity incentive compensation, subject to adjustments for stock splits, stock combinations, stock dividends and other similar changes to our common stock. Sales of shares under the plan may only occur from February 27, 2026 to November 1, 2026. The plan is scheduled to terminate on November 1, 2026, subject to earlier termination upon the sale of all shares subject to the plan, upon termination by Dr. Garg or the broker, or as otherwise provided in the plan.

Tolga Tanguler, Chief Commercial Officer

On November 14, 2025, Tolga Tanguler, our Chief Commercial Officer, entered into a Rule 10b5-1 trading plan that provides that Mr. Tanguler, acting through a broker, may sell up to an aggregate of 25,782 shares of our common stock received upon the settlement of awards granted to Mr. Tanguler as equity incentive compensation, subject to adjustments for stock splits, stock combinations, stock dividends and other similar changes to our common stock. Sales of shares under the plan may only occur from February 13, 2026 to November 15, 2026. The plan is scheduled to terminate on November 15, 2026, subject to earlier termination upon the sale of all shares subject to the plan, upon termination by Mr. Tanguler or the broker, or as otherwise provided in the plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the information in our Proxy Statement for our 2026 Annual Meeting of Stockholders, or 2026 Proxy Statement, which we will file with the SEC within 120 days of the end of the fiscal year to which this Annual Report on Form 10-K relates.

We have an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all employees, including directors, officers and other covered persons, as well as the Company. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item is incorporated herein by reference to the information in our 2026 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated herein by reference to the information in our 2026 Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

We intend to file our 2026 Proxy Statement not later than 120 days after the close of the fiscal year ended December 31, 2025. The information required by this item relating to our equity compensation plans is incorporated herein by reference to the information contained under the section captioned "Supplemental Equity Compensation Plan Information" of the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this item is incorporated herein by reference to the information in our 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this item is incorporated herein by reference to the information in our 2026 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following consolidated financial statements are filed as part of this report under "Item 8 — Financial Statements and Supplementary Data:"

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	90
Consolidated Balance Sheets as of December 31, 2025 and 2024	92
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2025, 2024 and 2023	93
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2025, 2024 and 2023	94
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023	95
Notes to Consolidated Financial Statements	96

(a) (2) List of Schedules

All schedules to the consolidated financial statements are omitted as the required information is either inapplicable or presented in the consolidated financial statements.

(a) (3) List of Exhibits

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1C to the Registrant's Current Report on Form 8-K filed on April 26, 2019 (File No. 001-36407) and incorporated herein by reference)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Alnylam Pharmaceuticals, Inc. (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 13, 2025 (File No. 001-36407) and incorporated herein by reference)
3.3	Second Amended and Restated Bylaws of the Registrant, as amended (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2020 (File No. 001-36407) for the quarterly period ended September 30, 2020 and incorporated herein by reference)
4.1	Specimen certificate evidencing shares of common stock (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-113162) and incorporated herein by reference)
4.2	Description of Capital Stock (filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on February 13, 2020 (File No. 001-36407) for the year ended December 31, 2019 and incorporated herein by reference)
4.3	Indenture, dated as of September 15, 2022, between the Registrant and The Bank of New York Mellon, as trustee (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 27, 2022 (File No. 001-36407) for the quarterly period ended September 30, 2022 and incorporated herein by reference)
4.4	Form of 1.00% Convertible Senior notes due 2027 (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 16, 2022 (File No. 001-36407) and incorporated herein by reference)
4.5	Indenture, dated as of September 12, 2025, between the Registrant. and The Bank of New York Mellon, as trustee (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 12, 2025 (File No. 001-36407) and incorporated herein by reference)
4.6	Form of 0.00% Convertible Senior notes due 2028 (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 12, 2025 (File No. 001-36407) and incorporated herein by reference)
10.1**	Amended and Restated 2004 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2014 (File No. 001-36407) for the quarterly period ended June 30, 2014 and incorporated herein by reference)

Exhibit No.	Exhibit
10.2**	Forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement under 2004 Stock Incentive Plan, as amended (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2014 (File No. 001-36407) for the quarterly period ended June 30, 2014 and incorporated herein by reference)
10.3**	Second Amended and Restated 2009 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017 (File No. 001-36407) for the quarterly period ended June 30, 2017 and incorporated herein by reference)
10.4**	Forms of Incentive Stock Option Agreement, Nonstatutory Stock Option Agreements, Restricted Stock Agreement and Restricted Stock Unit Award Agreement under Second Amended and Restated 2009 Stock Incentive Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2017 (File No. 001-36407) for the quarterly period ended June 30, 2017 and incorporated herein by reference)
10.5**	Form of Nonstatutory Stock Option Agreement for Non-Plan Inducement Grant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 3, 2016 (File No. 001-36407) for the quarterly period ended September 30, 2016 and incorporated herein by reference)
10.6**	Amended and Restated 2004 Employee Stock Purchase Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2019 (File No. 001-36407) for the quarterly period ended March 31, 2019 and incorporated herein by reference)
10.7**	Amendment to Amended and Restated 2004 Employee Stock Purchase Plan, as amended (filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2020 (File No. 001-36407) for the quarterly period ended June 30, 2020 and incorporated herein by reference)
10.8**#	Second Amended and Restated 2018 Stock Incentive Plan
10.9**	Forms of Incentive Stock Option Agreement, Nonstatutory Stock Option Agreements, Restricted Stock Agreement and Restricted Stock Unit Award Agreement under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2018 (File No. 001-36407) for the quarterly period ended June 30, 2018 and incorporated herein by reference)
10.10	Forms of Nonstatutory Stock Option Agreements under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed on February 10, 2022 (File No. 001-36407) for the year ended December 31, 2021 and incorporated herein by reference)
10.11**	Forms of Stock Unit Award Agreements under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 10, 2022 (File No. 001-36407) for the year ended December 31, 2021 and incorporated herein by reference)
10.12**	Form of Performance Stock Unit Award Agreement for Executive Officers under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2023 (File No. 001-36407) for the quarterly period ended March 31, 2023 and incorporated herein by reference)
10.13**	Form of Restricted Stock Unit Award Agreement for Executive Officers under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2023 (File No. 001-36407) for the quarterly period ended March 31, 2023 and incorporated herein by reference)
10.14**	Form of Performance Stock Unit Award Agreement for Executive Officers under 2018 Stock Incentive Plan, as amended (granted on or after June 11, 2024) (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2024 (File No. 001-36407) for the quarterly period ended June 30, 2024 and incorporated herein by reference)

Exhibit No.	Exhibit
10.15**	Forms of Performance Stock Unit Award Agreements for Executive Officers under the Amended and Restated 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 1, 2025 (File No. 001-36407) for the quarterly period ended March 31, 2025 and incorporated herein by reference)
10.16**	Form of Restricted Stock Unit Award Agreement for Executive Officers under 2018 Stock Incentive Plan, as amended (granted on or after June 11, 2024) (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2024 (File No. 001-36407) for the quarterly period ended June 30, 2024 and incorporated herein by reference)
10.17**	Form of Nonstatutory Stock Option Agreement for Executive Officers under 2018 Stock Incentive Plan, as amended (granted on or after June 11, 2024) (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2024 (File No. 001-36407) for the quarterly period ended June 30, 2024 and incorporated herein by reference)
10.18**	Form of Restricted Stock Unit Award Agreement for Non-employee Directors under the Amended and Restated 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 1, 2025 (File No. 001-36407) for the quarterly period ended March 31, 2025 and incorporated herein by reference)
10.19**	Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under 2018 Stock Incentive Plan, as amended (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2024 (File No. 001-36407) for the quarterly period ended June 30, 2024 and incorporated herein by reference)
10.20**	Amended and Restated Annual Incentive Program, as amended (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 11, 2021 (File No. 001-36407) for the year ended December 31, 2020 and incorporated herein by reference)
10.21**	Employment Agreement between the Registrant and Dr. Yvonne L. Greenstreet dated December 14, 2021 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 20, 2021 (File No. 001-36407) and incorporated herein by reference)
10.22**	Consulting Agreement dated as of April 20, 2012 by and between the Registrant and Dennis A. Ausiello, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 23, 2012 (File No. 000-50743) and incorporated herein by reference)
10.23**	Forms of Director and Officer Indemnification Agreements (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 4, 2016 (File No. 001-36407) for the quarterly period ended June 30, 2016 and incorporated herein by reference)
10.24**	Form of Change in Control Agreement (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2017 (File No. 001-36407) for the quarterly period ended September 30, 2017 and incorporated herein by reference)
10.25	Lease, dated as of September 26, 2003 by and between the Registrant and Three Hundred Third Street LLC (filed as Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 (File No. 333-113162) and incorporated herein by reference)
10.26	First Amendment to Lease, dated March 16, 2006, by and between the Registrant and ARE-MA Region No. 28, LLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 17, 2006 (File No. 000-50743) and incorporated herein by reference)
10.27	Second Amendment to Lease, dated June 26, 2009, by and between the Registrant and ARE-MA Region No. 28, LLC (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 7, 2009 (File No. 000-50743) for the quarterly period ended June 30, 2009 and incorporated herein by reference)
10.28	Third Amendment to Lease, dated May 11, 2010, by and between the Registrant and ARE-MA Region No. 28, LLC (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 5, 2010 (File No. 000-50743) for the quarterly period ended June 30, 2010 and incorporated herein by reference)

Exhibit No.	Exhibit

10.29   Fourth Amendment to Lease, dated November 4, 2011, by and between the Registrant and ARE-MA Region No. 28, LLC (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K filed on February 13, 2012 (File No. 000-50743) for the year ended December 31, 2011 and incorporated herein by reference)

10.30   Fifth Amendment to Lease, dated March 27, 2014, by and between the Registrant and ARE-MA Region No. 28, LLC (filed as Exhibit 10.5 to the Registrant's Amendment No. 1 to its Quarterly Report on Form 10-Q/A filed on January 9, 2015 (File No. 001-36407) for the quarterly period ended March 31, 2014 and incorporated herein by reference)

10.31   Sixth Amendment to Lease, dated August 14, 2018, by and between the Registrant and ARE-MA Region No. 28, LLC. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2018 (File No. 001-36407) for the quarterly period ended September 30, 2018 and incorporated herein by reference)

10.32   Lease entered into as of April 3, 2015 by and between BMR-675 West Kendall Street LLC and the Registrant (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 7, 2015 (File No. 001-36407) for the quarterly period ended June 30, 2015 and incorporated herein by reference)

10.33†   Sublicense Agreement dated effective January 8, 2007 among the Registrant and INEX Pharmaceuticals Corporation (now Arbutus Biopharma Corporation, as successor in interest) (filed as Exhibit 10.38 to the Registrant's Annual Report on Form 10-K filed on February 18, 2011 (File No. 000-50743) for the year ended December 31, 2010 and incorporated herein by reference)

10.34†   Sponsored Research Agreement dated as of July 27, 2009 by and among the Registrant, The University of British Columbia and Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.) (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 29, 2011 (File No. 000-50743) and incorporated herein by reference)

10.35†   Supplemental Agreement effective July 27, 2009 by and among the Registrant, Arbutus Biopharma Corporation (formerly Tekmira Pharmaceuticals Corporation), Protiva Biotherapeutics Inc., The University of British Columbia and Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.) (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 29, 2011 (File No. 000-50743) and incorporated herein by reference)

10.36†   Amendment No. 1, dated as of July 27, 2011, to the Sponsored Research Agreement dated as of July 27, 2009 by and among the Registrant, The University of British Columbia and Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.) (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 3, 2011 (File No. 000-50743) for the quarterly period ended September 30, 2011 and incorporated herein by reference)

10.37†   Cross-License Agreement dated as of November 12, 2012 by and among the Registrant, Arbutus Biopharma Corporation (formerly Tekmira Pharmaceuticals Corporation) and Protiva Biotherapeutics Inc. (filed as Exhibit 10.41 to the Registrant's Annual Report on Form 10-K filed on February 23, 2023 (File No. 001-36407) for the year ended December 31, 2022 and incorporated herein by reference)

10.38†   Settlement Agreement and General Release entered into as of November 12, 2012 by and among Arbutus Biopharma Corporation (formerly Tekmira Pharmaceuticals Corporation), Protiva Biotherapeutics Inc., the Registrant and Acuitas Therapeutics Inc. (formerly AlCana Technologies, Inc.) (filed as Exhibit 10.51 to the Registrant's Annual Report on Form 10-K filed on February 19, 2013 (File No. 000-50743) for the year ended December 31, 2012 and incorporated herein by reference)

10.39†   Investor Agreement dated as of April 8, 2019 by and between the Registrant and Regeneron Pharmaceuticals, Inc. (filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2019 (File No. 001-36407) for the quarterly period ended June 30, 2019 and incorporated herein by reference)

Exhibit No.	Exhibit
10.40†	Master Agreement dated as of April 8, 2019 by and between the Registrant and Regeneron Pharmaceuticals, Inc., including the Form of Co-Co Collaboration Agreement and Form of License Agreement included as exhibits thereto (filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2019 (File No. 001-36407) for the quarterly period ended June 30, 2019 and incorporated herein by reference)
10.41*†	Amendment No. 1 entered into as of April 10, 2023 to the Master Collaboration Agreement dated as of April 8, 2019 by and between the Registrant and Regeneron Pharmaceuticals, Inc. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 3, 2023 (File No. 001-36407) for the quarterly period ended June 30, 2023 and incorporated herein by reference)
10.42*†	Amendment No. 2 entered into as of March 7, 2024 to the Master Collaboration Agreement dated as of April 8, 2019 by and between the Registrant and Regeneron Pharmaceuticals, Inc. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2024 (File No. 001-36407) for the quarterly period ended March 31, 2024 and incorporated herein by reference)
10.43*†	Amendment No. 3 entered into as of August 1, 2024 to the Master Collaboration Agreement dated as of April 8, 2019 by and between the Registrant and Regeneron Pharmaceuticals, Inc. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 31, 2024 (File No. 001-36407) for the quarterly period ended September 30, 2024 and incorporated herein by reference)
10.44†	License and Collaboration Agreement dated as of February 3, 2013 by and among The Medicines Company and the Registrant (filed as Exhibit 10.46 to the Registrant's Annual Report on Form 10-K filed on February 23, 2023 (File No. 001-36407) for the year ended December 31, 2022 and incorporated herein by reference)
10.45	Amendment to License and Collaboration Agreement, dated as of November 22, 2019 between the Registrant and The Medicines Company (filed as Exhibit 10.50 to the Registrant's Annual Report on Form 10-K filed on February 13, 2020 (File No. 001-36407) for the year ended December 31, 2019 and incorporated herein by reference)
10.46†	Amendment No. 2 to License and Collaboration Agreement, dated as of October 31, 2022 between the Registrant and The Medicines Company (filed as Exhibit 10.48 to the Registrant's Annual Report on Form 10-K filed on February 23, 2023 (File No. 001-36407) for the year ended December 31, 2022 and incorporated herein by reference)
10.47†	Master Collaboration Agreement dated as of January 11, 2014 by and between the Registrant and Sanofi Genzyme (formerly Genzyme Corporation) (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on May 9, 2014 (File No. 001-36407) for the quarterly period ended March 31, 2014 and incorporated herein by reference)
10.48†	Amendment No. 1 effective as of July 1, 2015 to Master Collaboration Agreement dated as of January 11, 2014 by and between the Registrant and Sanofi Genzyme (formerly Genzyme Corporation) (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2015 (File No. 001-36407) for the quarterly period ended September 30, 2015 and incorporated herein by reference)
10.49†	Amendment No. 2 entered into as of January 6, 2018 to the Master Collaboration Agreement dated as of January 11, 2014, as amended by Amendment No. 1, by and between the Registrant and Genzyme Corporation (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2018 (File No. 001-36407) for the quarterly period ended March 31, 2018 and incorporated herein by reference)
10.50†	Amendment No. 3 entered into as of April 8, 2019 to the Master Collaboration Agreement dated as of January 11, 2014, as amended by Amendment No. 1 and Amendment No. 2 by and between the Registrant and Genzyme Corporation (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2019 (File No. 001-36407) for the quarterly period ended June 30, 2019 and incorporated herein by reference)
10.51†	Exclusive License Agreement entered into as of January 6, 2018 by and between the Registrant and Genzyme Corporation (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2018 (File No. 001-36407) for the quarterly period ended March 31, 2018 and incorporated herein by reference)

Exhibit No.	Exhibit
10.52†	Amended and Restated ALN-AT3 Global License Terms entered into as of April 8, 2019 by and between the Registrant and Genzyme Corporation (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2019 (File No. 001-36407) for the quarterly period ended June 30, 2019 and incorporated herein by reference)
10.53†	Second Amended and Restated Strategic Collaboration and License Agreement dated January 8, 2015 between Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals, Inc.) and the Registrant (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2015 (File No. 001-36407) for the quarterly period ended March 31, 2015 and incorporated herein by reference)
10.54†	Amendment No. 1 dated as of July 13, 2015 to Second Amended and Restated Strategic Collaboration and License Agreement dated as of January 8, 2015 by and among the Registrant and Ionis Pharmaceuticals, Inc. (formerly Isis Pharmaceuticals, Inc.) (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2015 (File No. 001-36407) for the quarterly period ended September 30, 2015 and incorporated herein by reference)
10.55†	Amended and Restated Development and Manufacturing Services Agreement effective as of July 6, 2015 by and between the Registrant and Agilent Technologies, Inc. (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2015 (File No. 001-36407) for the quarterly period ended September 30, 2015 and incorporated herein by reference)
10.56†	Manufacturing Services Agreement effective as of March 28, 2018 by and between the Registrant and Agilent Technologies, Inc. (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on May 4, 2018 (File No. 001-36407) for the quarterly period ended March 31, 2018 and incorporated herein by reference)
10.57†	Purchase and Sale Agreement dated April 10, 2020 between BX Bodyguard Royalties L.P. and the Registrant (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2020 (File No. 001-36407) for the quarterly period ended June 30, 2020 and incorporated herein by reference)
10.58*	Amendment to Purchase and Sale Agreement dated October 31, 2022 between BX Bodyguard Royalties L.P. and the Registrant (filed as Exhibit 10.60 to the Registrant's Annual Report on Form 10-K filed on February 23, 2023 (File No. 001-36407) for the year ended December 31, 2022 and incorporated herein by reference)
10.59*†	Co-Development Agreement between the Registrant and BXLS V Bodyguard – PCP L.P. and BXLS Family Investment Partnership V – ESC L.P. dated August 15, 2020 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 5, 2020 (File No. 001-36407) for the quarterly period ended September 30, 2020 and incorporated herein by reference)
10.60*†	Amendment No. 1 to Co-Development Agreement between the Registrant and BXLS V Bodyguard – PCP L.P. and BXLS Family Investment Partnership V – ESC L.P. dated November 23, 2021 (filed as Exhibit 10.70 to the Registrant's Annual Report on Form 10-K filed on February 10, 2022 (File No. 001-36407) for the year ended December 31, 2021 and incorporated herein by reference)
10.61†	Collaboration and License Agreement dated as of July 21, 2023 by and between the Registrant and F. Hoffmann-La Roche Ltd. and Genentech, Inc. (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 2, 2023 (File No. 001-36407) for the quarterly period ended September 30, 2023 and incorporated herein by reference)
10.62†	Amendment No. 1 to Collaboration and License Agreement by and between the Registrant and F. Hoffmann-La Roche Ltd. and Genentech, Inc. dated September 5, 2025 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on October 30, 2025 (File No. 001-36407) for the quarterly period ended September 30, 2025 and incorporated herein by reference)
10.63†	Patent Cross-License Agreement dated April 3, 2020 between Dicerna Pharmaceuticals, Inc. and the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 6, 2020 (File No. 001-36407) for the quarterly period ended June 30, 2020 and incorporated herein by reference)
10.64	Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, File No. 001-36407, filed on September 16, 2022)

Exhibit No.	Exhibit
10.65	Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, File No. 001-36407, filed on September 12, 2025)
10.66	Credit Agreement, dated September 30, 2025, among the Registrant, the lenders party thereto, Bank of America, N.A., as Administrative Agent, and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, File No. 001-36407, filed on October 3, 2025)
19.1#	Amended and Restated Insider Trading Policy of the Registrant, dated February 27, 2023 (filed as Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on February 13, 2025 (File No. 001-36407) for the year ended December 31, 2024 and incorporated herein by reference)
21.1#	Subsidiaries of the Registrant
23.1#	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm
31.1#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)- 14(a)/15d-14(a), by Principal Executive Officer
31.2#	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)- 14(a)/15d-14(a), by Principal Financial Officer
32.1#	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Principal Executive Officer
32.2#	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Principal Financial Officer
97	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K filed on February 15, 2024 (File No. 001-36407) for the year ended December 31, 2023 and incorporated herein by reference)
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.)

*	Schedules, exhibits and similar supporting attachments or agreements to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.
**	Management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto pursuant to Item 15(a) of Form 10-K.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission because such information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
#	Filed herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 12, 2026.

ALNYLAM PHARMACEUTICALS, INC.

By: /s/ Yvonne L. Greenstreet, M.D.

Yvonne L. Greenstreet, M.D.

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 12, 2026.

Name	Title
/s/ Yvonne L. Greenstreet, M.D. Yvonne L. Greenstreet, M.D.	Director and Chief Executive Officer (Principal Executive Officer)
/s/ Jeffrey V. Poulton Jeffrey V. Poulton	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Stuart A. Arbuckle Stuart A. Arbuckle	Director
/s/ Dennis A. Ausiello, M.D. Dennis A. Ausiello, M.D.	Director
/s/ Olivier Brandicourt, M.D. Olivier Brandicourt, M.D.	Director
/s/ Margaret A. Hamburg, M.D. Margaret A. Hamburg, M.D.	Director
/s/ Peter N. Kellogg Peter N. Kellogg	Director
/s/ David E.I. Pyott David E.I. Pyott	Director
/s/ Colleen F. Reitan Colleen F. Reitan	Director
/s/ Amy W. Schulman Amy W. Schulman	Director
/s/ Elliott Sigal, M.D., Ph.D. Elliott Sigal, M.D., Ph.D.	Director

BOARD OF DIRECTORS

Amy W. Schulman, Chair
Managing Partner, Polaris Partners; Director of Elevance Health and Mt. Sinai Hospital; former EVP and General Counsel of Pfizer; served as the Business Unit Lead for Pfizer Consumer Healthcare; former director of Fractyl Health.

Stuart A. Arbuckle
Former EVP and Chief Operating Officer and former EVP and Chief Commercial Officer of Vertex Pharmaceuticals; previously VP and General Manager of the Oncology business unit at Amgen; Director of Rhythm Pharmaceuticals and Praxis Precision Medicines; former Director of ImmunoGen.

Dennis A. Ausiello, MD
Director of the Center for Assessment Technology and Continuous Health; Jackson Distinguished Professor of Clinical Medicine at Harvard Medical School; Physician-in-Chief Emeritus at Massachusetts General Hospital; member of the Institute of Medicine of the National Academy of Sciences and the American Academy of Arts and Sciences; Director of Seres Therapeutics, Spexis AG and Rani Therapeutics and formerly served as Director of Pfizer Inc.

Olivier Brandicourt, MD
Senior Advisor at Blackstone Group; former CEO and Director of Sanofi; former CEO and Chair of Bayer HealthCare, former President and GM of the Emerging Markets and Established Products business units; Director of BeOne Medicines, Ltd. and Vaxcyte, Inc. and former member of the Executive Leadership Team of Pfizer Inc.

Yvonne L. Greenstreet, MD
CEO of Alnylam; member of the Board of Directors of The American Funds; member of the Discovery Council of Harvard Medical School; former Director of Pacira Biosciences, Inc. and Argenx SE.

Margaret A. Hamburg, MD
Former Commissioner of the U.S. Food & Drug Administration; former Interim VP, Global Biological Policy and Programs at the Nuclear Threat Initiative; former Foreign Secretary of the National Academy of Medicine; former Chair of the Board of the American Association for the Advancement of Science.

Peter N. Kellogg
Former EVP, Chief CSO & EVP, CFO at Celgene Corporation; former CFO at Merck Co., Biogen Inc., and Frito Lay International, a division of PepsiCo, Inc; former Director of Idorsia, Ltd.

David E.I. Pyott
Former Chair and CEO of Allergan; Director of Tarsus Pharmaceuticals and Pliant Therapeutics, and former member of the Supervisory Board of Royal Philips in the Netherlands and BioMarin Pharmaceutical.

Colleen F. Reitan
Former President of Plan Operations and COO of Health Care Service Corporation; former President and COO of Blue Cross BlueShield of Minnesota; Director of Myriad Genetics.

Elliott Sigal, MD, PhD
Former EVP and Director of Bristol-Myers Squibb, where he also served as Chief Scientific Officer and President of R&D; former senior advisor to the healthcare team of New Enterprise Associates; Co-chair of the Scientific Advisory Board of Amgen; Member of Scientific Steering Committee for the Sean Parker Institute for Cancer Immunotherapy and a Director at Vir Biotechnology.

EXECUTIVE TEAM


Yvonne Greenstreet, MD
Chief Executive Officer


Christine Akinc
Chief Corporate Communications Officer


Kevin Fitzgerald, PhD
Chief Scientific Officer


Pushkal Garg, MD
Chief Research & Development Officer


Timothy Maines
Chief Technical Operations & Quality Officer


Melissa McLaughlin, MBA
Chief Human Resources Officer


Jeffrey Poulton, MBA
Chief Financial Officer


Piyush Sharma, JD
Chief Ethics & Compliance Officer


Bryan Supran, JD
Chief Legal Officer & Corporate Secretary


Tolga Tanguler, MBA
Chief Commercial Officer



Alnylam®

CORPORATE HEADQUARTERS

Alnylam Pharmaceuticals, Inc.
Henri A. Termeer Square
675 West Kendall Street
Cambridge, MA 02142
USA
+1 617-551-8200
alnylam.com

STOCK SYMBOL

ALNY (Nasdaq)

TRANSFER AGENT

First Class/Registered/Certified Mail
Computershare Investor Services
PO BOX 505005
Louisville, KY 40233-5005
USA

COURIER SERVICES

Computershare Investor Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
USA

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, MA 02210
USA
+1 617-530-5000

SOCIAL MEDIA

AlnylamPharma

@AlnylamPharma

@Alnylam

Alnylam Pharmaceuticals

Alnylam Pharmaceuticals

SOPHIA
DIAGNOSED WITH
ATTR AMYLOIDOSIS
& HUSBAND, UK